

Communications used to be simple.

Harris Corporation 2007 Annual Report

Now it's complex.


Combat Air Patrol
Airspace



Communications used to be pretty simple. Get the information from point A to point B.

Harris makes the complex – simple once again.

The analog world was limited, but relatively uncomplicated.

Digital communications opened up huge opportunities for new applications and new services. We now can get significantly more information to multiple users, on multiple devices, on a global basis, with increased quality and reliability, at reduced costs. There will always be complex technical challenges in connecting point A to point B in the new digital world, and the line between those points is unlikely to be straight or simple.

Not to worry. Harris makes the complex simple once again, and we demonstrate that expertise to a growing list of global customers every day.

INSIDE THE HARRIS PRIMARY NETWORK OPERATIONS CONTROL CENTER FOR THE FAA TELECOMMUNICATIONS INFRASTRUCTURE PROGRAM

FINANCIAL HIGHLIGHTS

DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS	2007	2006	2005
Revenue	**$4,243.0**	$3,474.8	$3,000.6
Net Income	**480.4**	237.9	202.2
Per Share Net Income	**3.43**	1.71	1.46
Return on Average Assets	**12.7%**	8.5%	8.6%
Return on Average Equity	**26.9%**	15.3%	14.9%
Diluted Average Shares Outstanding (Millions)	**141.1**	141.6	141.3
Number of Record Shareholders	**6,748**	7,159	7,492



REVENUE FROM CONTINUING OPERATIONS
DOLLARS IN BILLIONS
FISCAL YEARS
2.06
2.52
3.00
3.47
4.24
03 04 05 06 07
NET INCOME
DOLLARS IN MILLIONS
FISCAL YEARS
60
133
202
238
480
03 04 05 06 07
NET INCOME PER DILUTED SHARE
DOLLARS PER SHARE
FISCAL YEARS
0.45
0.97
1.46
1.71
3.43
03 04 05 06 07



NET CASH FROM OPERATING ACTIVITIES
DOLLARS IN MILLIONS
FISCAL YEARS
166
289
339
334
439
03 04 05 06 07
DIVIDEND PAID PER COMMON SHARE
DOLLARS PER SHARE
FISCAL YEARS
0.16
0.20
0.24
0.32
0.44
03 04 05 06 07
WORLDWIDE EMPLOYMENT
FISCAL YEARS
10,200
10,900
12,600
13,900
16,000
03 04 05 06 07

HARRIS CORPORATION (NYSE: HRS) IS AN INTERNATIONAL COMMUNICATIONS AND INFORMATION TECHNOLOGY COMPANY SERVING GOVERNMENT AND COMMERCIAL MARKETS IN MORE THAN 150 COUNTRIES. HEADQUARTERED IN MELBOURNE, FLORIDA, THE COMPANY HAS ANNUAL SALES OF OVER $4 BILLION AND 16,000 EMPLOYEES - INCLUDING NEARLY 7,000 ENGINEERS AND SCIENTISTS. HARRIS IS DEDICATED TO DEVELOPING BEST-IN-CLASS, *ASSURED COMMUNICATIONS*™ PRODUCTS, SYSTEMS, AND SERVICES. ADDITIONAL INFORMATION ABOUT HARRIS CORPORATION IS AVAILABLE AT WWW.HARRIS.COM.

I am very pleased to report that strong growth at Harris continued in fiscal year 2007, with revenue increasing 22 percent to $4.2 billion. Growth was led by our two government segments. The outstanding performance of our Falcon* tactical radio systems, coupled with solid execution on critical systems integration and services programs across the defense, intelligence, and civil government markets, allowed both segments to reach record levels of orders, revenue, and income.

It was a year of transition and repositioning for our two commercial segments, but we finished the year with positive orders momentum and we are well positioned for future growth with new products and expanded market opportunities. Orders for fiscal year 2007 were $4.4 billion, increasing our year-end backlog. Net income was $480 million or $3.43 per diluted share. Non-GAAP net income* increased 26 percent to $391 million or $2.80 per diluted share.

The results for the company once again demonstrated the benefits of our diversified base of customers, programs, and geographic served markets and our ongoing efforts to expand our addressable markets and our product portfolio. Revenue from new products accounted for more than 30 percent of total revenue in fiscal year 2007, compared to only about 20 percent of total revenue in the prior year. We will endeavor to effectively invest in research and development programs to provide customers with the latest technology to address their critical mission requirements.

GOVERNMENT COMMUNICATIONS SYSTEMS

Revenue in the Government Communications Systems segment increased 10 percent to $2.0 billion in fiscal year 2007. Segment income increased 4 percent to $226 million, as income from higher revenue and award fees was partially offset by schedule and cost overruns on a complex satellite antenna program.

Increased revenue in fiscal year 2007 was led by our largest systems integration and services programs. These included the Federal Aviation Administration Telecommunications Infrastructure (FTI) program, the Field Data Collection Automation (FDCA) program for the U.S. Census Bureau, the Patriot information technology (IT) services program for the National Reconnaissance Office (NRO), and the Common Data Link (CDL) Hawklink program for the U.S. Navy, along with several large classified programs.

Last year also saw increased collaboration between the Government Communications Systems and RF Communications segments in pursuing international systems integration opportunities. Our opportunity pipeline is significant and is being expanded by several new targeted initiatives in both the U.S. and international markets. We are beginning the new fiscal year with solid momentum and more than 300 active programs, with the largest programs under long-term government contracts.

Strategic acquisitions continue to play an important role in helping to position the company for future growth. On June 15, 2007, we completed the acquisition of Multimax, Inc., a leading provider of network-centric IT and communications services to the U.S. government. The newly named Harris Information Technology Services organization, which combines Multimax with our existing technical services business, makes Harris a powerful force in the growing U.S. government IT outsourcing market for network design, deployment, operations, and ongoing support.

RF COMMUNICATIONS

The RF Communications segment posted exceptional results in fiscal year 2007. Revenue increased 46 percent to $1.2 billion and segment income increased 45 percent to $403 million. Orders were $1.3 billion, 19 percent higher than the previous year. Year-end backlog increased to $800 million, creating significant momentum entering fiscal year 2008.

* *Amounts used in this Letter to Shareholders that are considered non-GAAP financial measures are defined and reconciled to the most directly comparable GAAP financial measures on page 23 of this Annual Report. GAAP refers to accounting principles generally accepted in the U.S.*

Increasing demand for our Falcon® II and Falcon® III tactical radio systems by U.S. and allied defense and security forces is being driven not only by their advanced technology, but also by their reliability, ease of use, and consistent performance in the field. Harris radios are being deployed in the highest priority programs, such as new Mine Resistant Ambush Protected (MRAP) vehicles for the U.S. Navy and Marine Corps. The Harris Falcon® III multiband, multimission, software-defined radio system was selected for a number of large contracts in fiscal year 2007. These awards clearly validate our strategy to provide radios approved by the Joint Tactical Radio System (JTRS) program office that are also backward compatible with legacy systems.

International market opportunities also continue to expand, as countries around the world begin their own communications modernization programs to take advantage of the latest technology and to have full interoperability with U.S. armed forces.

BROADCAST COMMUNICATIONS

Revenue in the Broadcast Communications segment in fiscal year 2007 grew 11 percent to $600 million. Revenue benefited from recent acquisitions and growing demand for our Video Infrastructure & Digital Media systems. Harris video servers, routers, test and measurement equipment, multi-image processors, graphics and master control systems, and new workflow software are helping global media customers manage the complex transition to digital and high-definition (HD) content, while ensuring outstanding signal and picture quality. Double-digit growth in these new product lines was partially offset by revenue declines in legacy software products and TV transmission systems.

Orders for the full year were significantly greater than revenue at $666 million. Non-GAAP segment income* for the fiscal year declined to $38 million. Cost-reduction actions implemented in the second half of the year to realign our Transmission and Software Solutions businesses with their lower revenue run rates are expected to contribute to improved results in fiscal year 2008.

Over the past several years, we have successfully repositioned the Broadcast Communications segment from its past focus on the lower-growth transmission systems market to our expanded capability as the leading systems and software supplier to a much larger and higher-growth global media market. Harris is a valued end-to-end solutions partner for customers who are upgrading their media operations from analog to digital and from standard definition to HD.

HARRIS STRATEX NETWORKS

Harris Stratex Networks, Inc. was formed on January 26, 2007, through the combination of our former Microwave Communications segment and Stratex Networks, Inc., a leading international wireless transmission systems supplier. As they come together, these two organizations now have the scale economies, product-line breadth, and global reach to profitably grow and effectively serve this attractive global market. Harris Stratex provides end-to-end wireless transmission and network management solutions for mobile and fixed-wireless service providers and private network customers in over 135 countries. Harris Corporation owns approximately 57 percent of the company and consolidates its financial results, with an elimination of the minority interest.

Fiscal year 2007 revenue for Harris Stratex Networks was $508 million, and non-GAAP segment income* was $30 million. Financial results improved significantly in the fourth quarter, compared to the third quarter, as the management team has made significant progress in integrating the two businesses. Organic growth and improved operating margins are expected in fiscal year 2008 as the full business synergies are realized.

Demand for wireless infrastructure systems is expected to continue to increase across both international and North American markets, driven by geographic expansion by service providers, new network deployments in emerging market countries, and capacity expansion to serve new digital voice, music, video, and data services.



ROBERT K. HENRY
Executive Vice President and Chief Operating Officer



GARY L. MCARTHUR
Vice President and Chief Financial Officer



HOWARD L. LANCE
Chairman, President and Chief Executive Officer

SHARE REPURCHASE PROGRAM

On May 1, 2007, Harris announced a new $600 million share repurchase program. During the fourth quarter of fiscal year 2007, Harris repurchased $200 million of its shares and expects to repurchase the remaining $400 million of shares during fiscal years 2008 and 2009. Shares are being repurchased in balance with market conditions and the company's operational requirements, growth initiatives, and strategic acquisitions.

NEW GOVERNMENT SEGMENT REPORTING

Effective with the first quarter of fiscal year 2008, we will change our segment reporting to reflect how our government businesses are now organized and managed. The Government Communications Systems segment will continue to include the results of our Civil and National Intelligence programs and IT Services businesses. Results of our Defense Programs and RF Communications businesses will be combined in a new segment named Defense Communications and Electronics. The Broadcast Communications and Harris Stratex Networks segments will be unchanged. Profiles of the company's four segments are provided beginning on page 16 of this report.

DIVIDEND INCREASE

At its August 25, 2007 meeting, the Harris Board of Directors increased the quarterly cash dividend to $.15 per share, compared to the previous quarterly dividend of $.11 per share.

Sincerely,

HOWARD L. LANCE
Chairman, President and Chief Executive Officer

August 25, 2007

FALCON® III TACTICAL RADIOS


COMMAND VEHICLES
SATELLITE
AIRCRAFT
SOLDIER WITH
FALCON III RADIO
SOLDIER WITH
FALCON III RADIO
SQUAD

HARRIS MAKES BATTLEFIELD COMMUNICATIONS SECURE AND SIMPLE: FALCON® III AN/PRC-152(C) MULTIBAND, MULTIMISSION RADIOS, WHICH ARE COMPATIBLE WITH LEGACY SYSTEMS AND APPROVED FOR FUTURE STANDARDS, PROVIDE U.S. AND ALLIED FORCES WITH GROUND-TO-GROUND, GROUND-TO-AIR, AND GROUND-TO-TACTICAL-SATELLITE COMMUNICATIONS.

Falcon® III Delivers Future Radio Capabilities

Commercial communications are supported by a vast and complex network of equipment that forms a permanent backbone across the landscape. By contrast, the U.S. military and its allies deployed to remote parts of the world have no fixed infrastructure. As a result, military communications infrastructures must be highly mobile, jam resistant, and encrypted to ensure security.

Future systems must support voice and data connectivity to each soldier, rapid connectivity to higher echelons halfway around the globe, higher bandwidth for video applications, and interoperability with legacy radios using multiple frequency bands.

A Multiband, Handheld, Software-Defined Solution

Harris delivers the capability of future communications systems today in a single, handheld radio that is pictured on the opposite page. This radio allows the Department of Defense to address its full range of immediate mission requirements, is backward compatible with legacy systems, and is upgradable to accommodate new waveforms compatible with the Software Communications Architecture of the military's future radio standard, called the Joint Tactical Radio System (JTRS).

The Falcon® III provides line-of-sight communications, extended frequency ranges for ground-to-aircraft communications, and tactical satellite communications. The Falcon® III family of multiband, multimission radios also includes a vehicular version, and soon-to-be-released manpack and secure personal radios.

HARRIS FALCON® RADIOS ENSURE U.S. AND ALLIED MILITARY FORCES ARE ALWAYS CONNECTED, NEVER ALONE.

U.S. GOVERNMENT PRINTING OFFICE – WASHINGTON, DC


FEDERAL DOCUMENTS
GPO'S FEDERAL
DIGITAL SYSTEM
ELECTRONIC ACCESS
PRINT
AMERICAN PUBLIC

HARRIS MAKES ACCESS TO GOVERNMENT INFORMATION AUTHENTIC AND SIMPLE: WE ARE WORKING WITH THE U.S. GOVERNMENT PRINTING OFFICE TO DEVELOP THE GPO'S FEDERAL DIGITAL SYSTEM TO ENSURE THE AMERICAN PUBLIC HAS ONE-STOP ACCESS TO INFORMATION FROM ALL THREE BRANCHES OF THE FEDERAL GOVERNMENT.

U.S. Government Printing Office Moves Into Digital Future

The U.S. Government Printing Office's (GPO) mission – "Keeping America Informed" – was established by Congress in 1813 to ensure that the work of the three branches of government would be available to all Americans. Many of the nation's most important published documents, such as the Congressional Record and Federal Register, are produced at the GPO's main plant in Washington, DC – pictured on the opposite page – just five blocks from the Capitol.

The GPO also produces 600 to 1,000 print-related projects each day through private-sector printers in all 50 states and works hand-in-hand with the Federal Depository Library Program, which makes federal documents available to the public at no cost through 1,250 libraries nationwide. More than 220,000 document titles are currently available on line.

Harris Designs GPO's Federal Digital System

Still conscious of its historic mission to deliver printed documents to Capitol Hill each workday morning, the GPO is transforming itself into a 21st Century digital information processing facility.

The GPO selected Harris to help it create a world-class digital system that will ensure the American public has a one-stop, on-line, flexible, and robust site to access government information. Harris is working with the GPO to develop an IT system in which content – text, graphics, video, audio, and other formats – will be entered, authenticated, and catalogued according to GPO-selected metadata and standards. The system will digitally preserve and make accessible nearly every published federal document since the birth of our nation.

HARRIS IT SYSTEMS ARE HELPING THE GPO CONNECT THE AMERICAN PUBLIC TO FEDERAL DOCUMENTS.

DEFENSE SATELLITE COMMUNICATIONS SYSTEM (DSCS) – GLOBAL



MILITARY COMMAND
COMMANDERS IN THE FIELD
DSCS EARTH STATIONS
SATELLITES
DSCS EARTH STATIONS

HARRIS MAKES MILITARY COMMAND AND CONTROL SIMPLE AND GLOBAL: HARRIS SATELLITE EARTH STATIONS ARE POSITIONED AROUND THE GLOBE TO ENSURE THAT HIGH-PRIORITY MILITARY COMMUNICATIONS REACH COMMANDERS ON THE GROUND, IN THE AIR, AND ON THE SEAS.

Long-haul Strategic and Tactical Communications

The Defense Satellite Communications System (DSCS) has been the workhorse of military communications since satellites for the current system were deployed in space in 1982. The system is used for high-priority command and control voice and data communications, including the exchange of secure wartime information between U.S. defense officials and battlefield commanders.

The uninterrupted, secure voice and high-data-rate communications provided by the Defense Satellite Communications System is an essential tool in maintaining situational awareness and deploying and sustaining forces anywhere in the world. The system also carries a single-channel transponder for disseminating emergency action and force direction messages.

Harris Earth Stations Are Global Defense Sentinels

Over the past decade Harris has been modernizing DSCS satellite communication earth stations *(pictured on the opposite page)*. These large ground terminals stand as global sentinels around the world to receive and transmit communications between satellites deployed 22,000 miles in space and thousands of military communications terminals on the ground, at sea, and in the air.

The next generation of global military satellite communications terminals will operate with legacy satellite constellations such as the Defense Satellite Communications System, the future Wideband Global Satellite system, and commercial satellite systems such as INTELSAT and XTAR.

HARRIS STRATEGIC COMMUNICATIONS SYSTEMS CONNECT U.S. DEFENSE OFFICIALS WITH THEIR BATTLEFIELD COMMANDERS.

TSN SPORTSCENTRE – TORONTO


1,700 ANNUAL
SPORTING EVENTS
NEXIO XS™ SERVERS
VELOCITY NX™
EDITORS
NEWSCAST
IN HD
TV VIEWERS

HARRIS MAKES HIGH-DEFINITION BROADCASTING SIMPLE AND SPECTACULAR: HARRIS HIGH-DEFINITION SERVERS AND EDITING WORKSTATIONS HAVE ENABLED CANADA'S LEADING SPORTS NETWORK TO CREATE HIGHLIGHT REELS FOR TONIGHT'S NEWSCAST WHILE THE EVENT IS STILL IN PROGRESS.

All Sports, All the Time, In High Definition

Can't get enough sports on your TV? Can't get enough sports in high definition? Then come to Canada and put your recliner on cruise control because TSN, Canada's sports leader, has your front-row seat. TSN was the first broadcaster in Canada to deliver a daily newscast – sports or non-sports – in high definition. Today, SportsCentre, TSN's flagship news and information program *(pictured on the opposite page)* remains the only sports newsroom in Canada to deliver a daily sportscast in high definition.

TSN HD is the industry leader in high definition programming, offering more overall sports coverage and total hours of HD sports coverage than any other broadcaster in Canada. Fifty percent of TSN's 24-hour broadcast day is currently available in HD. In 2007, TSN will televise 5,000 hours of HD sports action from 1,700 national and international events, including the NHL, NFL, CFL, MLB, NBA, Golf, NASCAR, boxing and tennis.

Harris Is TSN's Wingman Through Digital Transition

Since TSN launched its HD programming in September 2006, it has been using the Harris NEXIO XS™ server platform and the Velocity NX™ editing workstations.

The NEXIO XS™ transmission servers record live sporting events continuously. As a feed is ingested, operators identify and sub-clip the highlights. Editors use the Velocity NX™ editing workstations to access the incoming content, create highlight reels with slow motion and graphic overlays, or trim events into a format ready for broadcasting. An edit decision list is then created on the server and becomes available for immediate playout – all while the event is still in progress.

HARRIS VIDEO INFRASTRUCTURE AND DIGITAL MEDIA SYSTEMS CONNECT NEWSROOM EDITORS TO THE LATEST SPORTS HIGHLIGHTS.

MOBILE TELECOMMUNICATIONS COMPANY – KUWAIT



CELL PHONE USER
CELL PHONE USER
NETWORK
HARRIS STRATEX NETWORKS ACCESS AND BACKHAUL RADIOS
NETWORK
HARRIS STRATEX NETWORKS TRUNKING RADIOS
NETBOSS® NETWORK MANAGEMENT

HARRIS STRATEX NETWORKS MAKES IT SIMPLER THAN EVER TO STAY CONNECTED: WE ARE WORKING WITH ONE OF THE LARGEST MOBILE AND DATA SERVICES OPERATORS IN THE MIDDLE EAST AND AFRICA TO REACH MILLIONS OF CURRENT AND NEW SUBSCRIBERS WITH VOICE AND HIGH-SPEED BROADBAND SERVICES.

Wireless Services Growing in the Middle East and Africa

The Middle East and Africa continue to be among the fastest-growing markets in the world for wireless communications services. One of the companies supporting that surge is Mobile Telecommunications Company (MTC).

Established in 1983, the Kuwait-based company was one of the region's first mobile operators. Through acquisitions and internal growth, it has rapidly expanded its footprint and is now a leading mobile and data services operator in six Middle Eastern and 14 sub-Saharan African countries with more than 27 million customers. MTC was the first operator in the Middle East to launch 3.5G service for super-fast broadband access.

Harris Stratex Upgrades MTC's National Network

Working with Kuwait-based partner Metco, Harris Stratex Networks is upgrading MTC's national network using its Eclipse™ nodal wireless transmission solution to significantly increase capacity, improve network resilience, and add the ability to deploy Ethernet data transport to support new 3G services.

In addition, Harris Stratex Networks has deployed its NetBoss® integrated network and service assurance platform, which provides MTC end-to-end management of its complex multi-vendor network, and enables the free flow of information between the network, services, and business layers of the company.

Also working with Metco, Harris Stratex Networks has secured a major contract to upgrade MTC Atheer's mobile network between Baghdad and Basra, Iraq, with Eclipse™ microwave radios.

MICROWAVE RADIOS FROM HARRIS STRATEX NETWORKS ARE CONNECTING MILLIONS OF PEOPLE IN THE MIDDLE EAST AND AFRICA TO VOICE AND NEW BROADBAND SERVICES.

The Defense Communications and Electronics segment is comprised of the RF Communications and Defense Programs businesses. These two businesses have developed significant technology-based capabilities that are directly targeted to a diverse base of U.S. and international defense customers and their continuing needs for more complex, secure communications and IT networks.

RF COMMUNICATIONS is a worldwide supplier of secure voice and data radio communications products, systems and networks to the Department of Defense, other federal and state agencies, and government, defense and peacekeeping organizations throughout the world. RF Communications offers a comprehensive line of secure radio products and systems for manpack, handheld, vehicular, strategic fixed-site, and shipboard applications. These radio systems are highly flexible, interoperable, and capable of supporting diverse mission requirements. The Falcon® family of tactical radios is built on a software-defined radio platform that is reprogrammable to add features or software upgrades. These radios also have the highest grade embedded encryption and provide network capabilities on the battlefield. The Falcon® III AN/PRC-152(C) handheld radio is a Joint Tactical Radio System (JTRS)-approved radio and the first widely fielded tactical radio to receive Software Communications Architecture certification from the Joint Program Executive Office.

THE DEFENSE PROGRAMS BUSINESS is a major supplier of military satellite communications; high-speed data links and data networks; avionics; network communications; large, deployable satellite antenna systems and flat-panel, phased-array and single-mission antennas; high-frequency, multiband satellite ground and shipboard terminals; high-speed networking; and satellite communications including processors, encryptors and terminals to assist the ongoing transformation of military communications. Harris also is providing secure, high-speed wireless local area networking and phased array capabilities for wireless transmission systems, and is developing network-centric communications system architectures and technologies that will link sensors, platforms, weapons, and soldiers using open architectures and mobile ad hoc networking capabilities.



Avionics for the F-35 Lightning II (pictured) and the F-22A Raptor



Falcon® III AN/VRC-110(C) vehicular radios



Radios and sensing electronics for Mine Resistant Ambush Protected vehicles

DEFENSE COMMUNICATIONS AND ELECTRONICS
FY 07 REVENUE: $1.66 billion

RF COMMUNICATIONS

PRINCIPAL PRODUCTS

Tactical Radios

- *Falcon® II interoperable, software-defined tactical radios*
  - *HF, VHF, UHF and multiband manpack, handheld, and vehicular radios*
- *Falcon® III multiband, multimission radios*
  - *Joint Tactical Radio System (JTRS) Software Communications Architecture (SCA) – compliant multiband handheld and manpack radios and secure personal radios with wideband networking capability*

Cryptographic Solutions

- *National Security Agency (NSA)-recognized leaders in embedded encryption*
  - *Sierra™ and Citadel® cryptographic modules*

NEW PRODUCTS

High-capacity Line of Site (HCLOS) Radio

- *Military application of 802.16 WiMax technology for high-speed IP data communications*

COMSEC (Communications Security) Terminals

- *SecNet® 54*
- *High-speed network encryption terminals*
- *Blue Force Tracking Type 1 encryption device*
- *U.S. Army Programmable Objective Encryption Terminal (POET)*

Falcon Watch™ family of unmanned ground sensor products

DEFENSE PROGRAMS

CORE CAPABILITIES

- *Avionics*
- *Data links*
- *Mobile networks and communications infrastructure*
- *Intelligence, surveillance, reconnaissance*
- *Mapping and visualization*
- *Multiband satellite ground and shipboard systems*
- *Space systems*
- *Systems integration*
- *Information assurance*
- *Advanced sensor communications*

The Government Communications Systems segment is comprised of the Civil Programs, National Intelligence Programs, and Harris Information Technology Services businesses.

CIVIL PROGRAMS. As technology moves to distributed, open-architecture, web-based systems, civil agencies of the government need rapid and secure communication of information throughout the enterprise. Harris supports critical requirements with precise, highly reliable, high-speed communications and information networks that improve productivity and information processing for agencies including the FAA, Census Bureau, National Oceanic and Atmospheric Administration, Department of Homeland Security, and State Department. For example, Harris is integrating multiple automated systems required to efficiently and securely obtain census information from more than 500,000 field enumerators as part of the U.S. Census Bureau Field Data Collection Automation program.

NATIONAL INTELLIGENCE PROGRAMS. Harris intelligence, surveillance, and reconnaissance (ISR) solutions improve situational awareness, data collection accuracy, and product analysis by correlating near real-time mission data for display and analysis. Our systems help to integrate information across the analyst workflow, accelerating the movement of information that has been collected and processed. For example, in one unclassified program, called Global Geospatial Intelligence, Harris provides imagery intelligence and photogrammetry, mapping and charting information, and 3-dimensional high-resolution image models of harbors, cities, airfields, and other terrain.

HARRIS INFORMATION TECHNOLOGY SERVICES. Harris Information Technology Services is a leading provider of mission-critical IT and communications services and support to defense, intelligence, homeland security, and civil customers. With more than 3,000 employees, Harris IT Services is able to support large-scale IT programs that encompass the full technology lifecycle. The business is focused on a growing trend in the federal government to outsource IT and communications services. In June 2007, Harris acquired Multimax, Incorporated. The acquisition has almost doubled the resources Harris is now applying to the fast-growing government IT services market.

GOVERNMENT COMMUNICATIONS SYSTEMS
FY 07 REVENUE: $1.51 billion

MAJOR PROGRAMS

- *FAA Telecommunications Infrastructure (FTI) program*
- *Census Bureau Field Data Collection Automation (FDCA) program*
- *Classified programs for the Intelligence Community*
- *Satellite antenna programs*
- *Patriot program for the National Reconnaissance Office*
- *Voice Switching and Control System (VSCS) program for the FAA*
- *Operational Space Support and Services (OSSS) program for the U.S. Air Force*
- *Mission Communications Operations and Maintenance (MCOM) program for the U.S Air Force*
- *The Crisis Management System program for the Defense Information Systems Agency*
- *The NETCENTS program for the U.S. Air Force*
- *The ITES-2S program for the U.S. Army*
- *Networx Enterprise for the General Services Administration*
- *Alliant Government-Wide Acquisition Contract (GWAC)*

CORE CAPABILITIES IN THE INTELLIGENCE ARENA

Specialized technologies
- *Specialized antennas*
- *Tracking and location devices*
- *High-sensitivity RF receivers*
- *Unattended sensors and networks*

Space-deployable structures and electronics
- *Unfurlable antennas*
- *On-board processing*
- *Data systems*

Custom electronics and communications systems

Geospatial intelligence processing and exploitation



Mission Communications Operations and Maintenance (MCOM) program for the U.S Air Force



Systems integration for the U.S. Census Bureau's Field Data Collection Automation program



Primary Network Operations Control Center for the FAA Telecommunications Infrastructure program

The Broadcast Communications segment's hardware and software solutions offer a comprehensive approach to support workflow capabilities along the entire broadcast chain, including content creation, management, distribution, and delivery for broadcast, cable, satellite, telecommunications, and other media content providers. This segment serves the global digital and analog markets, providing video infrastructure and digital media products and solutions, enterprise software systems and solutions, and television and radio transmission equipment and systems.

VIDEO INFRASTRUCTURE & DIGITAL MEDIA. Video infrastructure and digital media systems include standard definition and high definition products and systems that enable media companies to streamline workflow from production through transmission. Those products and systems include a comprehensive, next-generation portfolio of signal processors, display processors, routers, master control and branding systems, network monitoring and control software, and test and measurement instruments that support content throughout the workflow application chain. Digital media systems include scalable, interoperable, shared-storage server systems and open platform production and automated graphics, editing, and digital signage solutions for broadcast and post production.
SOFTWARE SOLUTIONS. Harris enables customers to manage their digital media workflow through a portfolio of software solutions for advertising, media management (traffic, billing, and program scheduling), broadband, digital video asset management, and play-out automation. The modular, standards-based solutions have open application programming interfaces (APIs) for ease of integration and future scalability.
TRANSMISSION. Harris develops, manufactures, and supplies digital and analog television transmission systems for delivery of rich media over wireless broadcast terrestrial networks – including global broadcast and emerging mobile applications – and end-to-end products, systems, and services for the radio broadcast market.


NEXIO™ Server


IconMaster™ Master Control System


CENTRIO™ Multi-image Processor

BROADCAST COMMUNICATIONS
FY 2007 REVENUE: $600 million

SOLUTIONS FOR THE ENTIRE BROADCAST CHAIN

Business Operations
- *Vision H-Class™ Scheduling*
- *Novar Advanced Traffic and Billing*
- *Landmark H-Class™ Air Time Sales*
- *Broadcast Master multi-channel business system*
- *OSi-AdConnections™ broadcast sales software*
- *OSi-Traffic™ business system*

Media Management
- *H-Class™ Intelligent Media Mover*
- *Invenio® H-Class™ Digital Asset Management*

Newsrooms and Editing
- *Velocity NX™ newsroom editors*
- *NewsForce™ – a complete, file-based newsroom solution*
- *NewsForce™ editors – optimized for the fast cutting, voicing, and airing of news, as well as integration of Apple Inc.'s industry-leading Final Cut Studio® production suite*
- *NEXIO™ servers*

Core Processing
- *CENTRIO™ – a breakthrough multi-image processor with superior graphics capabilities*
- *Platinum MX™ – expandable routing switchers*
- *OPTO+™ – top-quality, easy-to-use fiber solutions in a minimal amount of space*

Channel Release
- *Harris Channel ONE™ integrated channel release system*
- *DTP-300 compressed MPEG stream splicers and editors*
- *Inscriber® G-Scribe™ 5.0 graphics software*
- *ADC and D-Series H-Class™ playout automation systems*

Media Transport
- *NetVX™ ENC-A21 HD/SD and ENC-A11 SD encoders*
- *HD-STAR™ – a portable, HD/SD generator and test monitor*
- *Videotek® VTM-4100 test and measurement console*

Radio and TV Transmission
- *FlexStar® family of HD Radio™ products*
- *Harris® ZX Series low-power FM radio transmitters*
- *Harris® Z Series HD Radio and analog FM radio transmitters*
- *Harris® 3DX Series AM radio transmitters*
- *DMB 670 mobile TV and digital radio transmitters*
- *Harris® Atlas™ series DVB-H & FLO mobile TV transmitters*
- *Harris® Platinum-i™ ATSC and analog TV transmitters*
- *Harris® PowerCD™ ATSC transmitters*

Harris Stratex Networks, Inc. was created on January 26, 2007, as a result of the combination of the former Harris Microwave Communications Division with the former Stratex Networks, Inc. Harris has 57 percent ownership of the new company and consolidates its results with an elimination of minority interest. The new company is the largest independent supplier of wireless transmission systems in the world, with an unmatched, end-to-end product and services portfolio.

With the combination, the company has significant geographic coverage, the scale to win, and the ability to seize growth opportunities in the global telecommunications market. Harris Stratex Networks offers reliable, flexible, scalable, and cost-efficient wireless network solutions, including microwave radio systems and network management software, which are backed by comprehensive services and support. The segment designs, manufactures, and sells wireless networking products, solutions, and services to customers in more than 135 countries, including mobile and fixed telephone service providers, private network operators, government agencies, transportation and utility companies, public safety agencies, and broadcast system operators. Products include point-to-point digital microwave radio systems for mobile access, backhaul, trunking, and license-exempt applications, supported by network management systems for new network deployments, network expansions, and capacity upgrades.

Demand for wireless infrastructure systems is growing worldwide. In international markets, demand is driven in great part by the need for basic service delivery in many emerging market countries and by capacity upgrades for systems being stressed by the uptake of 3G services. In North America, growth continues to be fueled by leased-line substitution, service providers expanding their geographic footprints, as well as the need for local, state, and federal agencies to harden their networks and make them interoperable. Increasing demand is also coming from private networks, such as pipelines, utilities, railroads, and government communications systems that need higher bandwidth.



TRuepoint® Microwave Radio



Eclipse™ Network Nodal Solution



NetBoss® Network Management System

HARRIS STRATEX NETWORKS, INC.
FY 2007 REVENUE: $508 million

CAPABILITIES AND SERVICES

- *End-to-end wireless transmission*
- *Transport, access, and carrier-grade Ethernet microwave systems*
- *Nodal processors*
- *Comprehensive professional services*
- *Network management solutions*
- *Software licensing to original equipment manufacturers (OEMs)*

PRODUCTS

Access and backhaul

- *Eclipse™ – Nodal solution for software-defined wireless backhaul*
- *TRuepoint® – Comprehensive platform for point-to-point wireless communications*

Trunking

- *Constellation® – Mid- to high-capacity point-to-point microwave digital radio for PDH and SONET*
- *MegaStar® 155-PX – High-capacity, synchronous digital microwave radio for OC-3 or STM-1 transport*

License exempt

- *Aurora™ and Velox-LE – Spread-spectrum, point-to-point, digital radio families, ideal for private and emergency responder networks; deliver high performance in the 2.4 and 5.8 GHz license-exempt frequency bands*

Network management and OSS

- *NetBoss®*
- *NetBoss® XE*
- *ProVision®*
- *StarView®*

SERVICES

- *Consulting*
- *Network planning and design*
- *Site builds*
- *Installation, commissioning, and maintenance*
- *Integration*
- *Managed services*
- *Network monitoring*

Harris Corporation and its employees are trusted neighbors in the communities we call home and in the world at large. We are committed to operating our company in a responsible manner that exceeds the expectations of our shareholders and our employees.

Harris plays an active role in helping to strengthen the quality of life in the countries and the communities where we have operations. We view our work in the community as an important measure of our success as a corporation and our social responsibility programs are an integral part of our strategy for sustained growth. These programs are incorporated into our standards of business conduct, supported at the highest levels of management, and backed by standards of accountability.

CORPORATE GOVERNANCE AND STANDARDS OF BUSINESS CONDUCT

Corporate responsibility at Harris begins with our Board of Directors. The Harris Board first adopted governance principles more than 40 years ago, and they continue to be refined to assist the Board in carrying out its responsibilities.

Harris will continue to maintain a strong corporate governance process and philosophy. We have an extremely well qualified Board of Directors that is dedicated to the best interests of all shareholders. All of the five Board committees are made up entirely of independent directors.

Harris also has a mature Business Conduct program that helps to keep our business well within legal requirements and also promotes a working environment in which employees feel comfortable about our business practices, and their ability to ask questions and provide input. Our Business Conduct program has been developed around a core group of policies and guidelines that are available to employees through our online "Standards of Business Conduct" booklet. These polices support the values we share as a company, and are reflected in the integrity of superior products and our outstanding reputation with customers and other stakeholders worldwide.

ENVIRONMENTAL, HEALTH, AND SAFETY LEADERSHIP

Hundreds of Harris employees are actively engaged in addressing the sustainability issues of product take-back, recycling, and materials restrictions, and are implementing solutions around the world – even in nations where there are no specific requirements to do so. We have made substantial reductions in the use and disposal of certain chemicals, and we continue to achieve significant energy and water use savings across the company. For example, Harris Broadcast Communications has eliminated consumption of at least 52 million gallons of water per year using a closed-loop cooling water system and heat exchangers. In addition, Harris has banned the use of Class 1 ozone-depleting substances in our manufacturing processes and has implemented lead-free manufacturing for certain products. Harris businesses also have successfully implemented programs that have reduced the number of ergonomic injuries and illnesses.

HARRIS IN THE COMMUNITY

Harris contributes generously to initiatives and nonprofit organizations locally, nationally, and internationally. Our employees donate funds and countless volunteer hours to advance a wide variety of causes. The Harris Foundation assists Harris in its commitment to being a responsible corporate citizen. In 2006, the Foundation made gifts of more than $2.4 million to educational, health and welfare, and civic and cultural programs, as well as disaster relief efforts. Support is provided either through employee gift matching or direct contributions.



Harris employees join members of the community in building a Habitat for Humanity home.

Detailed information about Harris Corporation's Corporate Responsibility programs and results can be found online at www.harris.com. Click on 'About Harris.'



BOARD OF DIRECTORS

(Left to Right)

HOWARD L. LANCE
Chairman, President
and CEO
Harris Corporation

STEPHEN P. KAUFMAN [4,5]
Retired Chairman and CEO
Arrow Electronics, Inc.
Sr. Lecturer, Harvard Business School

HANSEL E. TOOKES II [1,2]
Former Chairman and CEO
Raytheon Aircraft Company

LEWIS HAY III [1,3]
Chairman and CEO
FPL Group, Inc.

DAVID B. RICKARD [1,4]
Executive Vice President, CFO and
Chief Administrative Officer
CVS Caremark Corporation

TERRY D. GROWCOCK [3,5]
Chairman and Retired CEO
The Manitowoc Company, Inc.

THOMAS A. DATTILO [1,3]
Senior Advisor, Cerberus Operations
and Advisory Company, LLC

KAREN KATEN [2,5]
Chairman, Pfizer Foundation
Retired Vice Chairman, Pfizer, Inc.

GREGORY T. SWIENTON [2,4]
Chairman and CEO
Ryder System, Inc.

LESLIE F. KENNE [2,3]
Lieutenant General USAF (Ret.)

JAMES C. STOFFEL, PH.D. [4,5]
Retired Senior Vice President and
Chief Technology Officer
Eastman Kodak Company

BOARD COMMITTEES

1 *Audit Committee*
2 *Business Conduct and Corporate Responsibility Committee*
3 *Corporate Governance Committee*
4 *Finance Committee*
5 *Management Development and Compensation Committee*

Information current as of August 31, 2007

OFFICERS AND SENIOR MANAGEMENT

HOWARD L. LANCE
Chairman, President and
Chief Executive Officer

ROBERT K. HENRY
Executive Vice President
and Chief Operating Officer

GARY L. MCARTHUR
Vice President and
Chief Financial Officer

R. KENT BUCHANAN
Vice President,
Corporate Technology and
Development

EUGENE S. CAVALLUCCI
Vice President,
General Counsel

JOHN L. DRAHEIM
Vice President,
Financial Services and
Assistant Treasurer

TERRY L. FEISER
Vice President,
Internal Audit and Compliance

SHELDON L. FOX
President, Defense Programs

CHARLES J. GREENE
Vice President, Tax and Treasurer

JOSEPH M. HALL
Vice President,
Washington, DC, Operations

RUSSELL E. HANEY
President, National Programs

PAUL T. HENGST
President, Harris Information
Technology Services

CHERYL L. JANEY
President, Civil Programs

DANA A. MEHNERT
President, RF Communications

SCOTT T. MIKUEN
Vice President, Associate General
Counsel and Corporate Secretary

WILLIAM H. MILLER
Vice President,
Chief Information Officer

RICARDO A. NAVARRO
Vice President, Corporate Development

PAMELA PADGETT
Vice President, Investor Relations and
Corporate Communications

DANIEL R. PEARSON
Group President,
Defense Communications
and Electronics

LEWIS A. SCHWARTZ
Vice President,
Principal Accounting Officer

LEON V. SHIVAMBER
Vice President, Supply Chain
Management and Operations

JEFFREY S. SHUMAN
Vice President, Human Resources and
Corporate Relations

TIMOTHY E. THORSTEINSON
President, Broadcast Communications

JEREMY C. WENSINGER
Group President, Government
Communications Systems

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES AND REGULATION G DISCLOSURE

To supplement our consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), we provide additional measures of segments' operating income (loss); net income; and net income per diluted share adjusted to exclude certain costs, expenses, gains and losses. Harris management believes that these non-GAAP financial measures, when considered together with the GAAP financial measures, provide information that is useful to investors in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportionately positive or negative impact on results in any particular period. Management also believes that these non-GAAP financial measures enhance the ability of investors to analyze trends in Harris' business and to understand our performance. In addition, Harris may utilize non-GAAP financial measures as a guide in its forecasting, budgeting, and long-term planning process and to measure operating performance for some management compensation purposes. Any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. A reconciliation of these non-GAAP financial measures with the most directly comparable financial measures calculated in accordance with GAAP follows:

NET INCOME AND NET INCOME PER DILUTED SHARE

DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS	NET INCOME	PER DILUTED SHARE
Fiscal 2007 GAAP	$480.4	$3.43
Adjustments	(89.0) [(a)]	(.63) [(a)]
Fiscal 2007 Non-GAAP	$391.4	$2.80
Fiscal 2006 GAAP	$237.9	$1.71
Adjustments	72.1 [(b)]	.51 [(b)]
Fiscal 2006 Non-GAAP	$310.0	$2.22
% increase from Non-GAAP fiscal 2006 to Non-GAAP fiscal 2007	26.3%	26.1%

SEGMENT PERFORMANCE

	HARRIS STRATEX NETWORKS	BROADCAST COMMUNICATIONS
Fiscal 2007 GAAP segment operating income	$146.9	$11.9
Adjustments	(117.4) [(c)]	26.4 [(d)]
Fiscal 2007 Non-GAAP segment operating income	$ 29.5	$38.3
Fiscal 2006 GAAP segment operating income (loss)	$(19.6)	$22.8
Adjustments	39.6 [(e)]	36.9 [(f)]
Fiscal 2006 Non-GAAP segment operating income	$ 20.0	$59.7

(a) Adjustments for fiscal 2007 include: a $143.1 million after-tax ($1.01 per diluted share) gain on the combination with Stratex offset by a $22.9 million after-tax and minority interest ($.16 per diluted share) charge for transaction and integration costs in our Harris Stratex Networks segment; a $6.0 million after-tax ($.04 per diluted share) charge for cost-reduction actions and a $12.3 million after-tax ($.09 per diluted share) write-down of capitalized software in our Broadcast Communications segment; and a $12.9 million after-tax ($.09 per diluted share) write-down of our investment in Terion, Inc. due to an other-than-temporary impairment.

(b) Adjustments for fiscal 2006 include: a $36.5 million after-tax ($.26 per diluted share) charge related to inventory write-downs and other charges associated with product discontinuances and the shutdown of manufacturing activities in our Harris Stratex Network segment's Montreal, Canada plant; a $10.2 million after-tax ($.07 per diluted share) charge related to a write-off of in-process research and development costs, lower margins being recognized subsequent to our acquisition due to a step up in inventory recorded as of the acquisition date and other costs associated with our acquisition of Leitch Technology Corporation in our Broadcast Communications segment; a $20.0 million after-tax ($.14 per diluted share) charge associated with the continuing consolidation of manufacturing locations and cost-reduction initiatives in our Broadcast Communications segment and a $5.4 million after-tax ($.04 per diluted share) charge related to our arbitration with Bourdex Telecommunications Limited ("Bourdex").

(c) Adjustments to Harris Stratex Networks segment operating income for fiscal 2007 are due to a $163.4 million gain on the combination with Stratex offset by $46.0 million of transaction-related and integration costs.

(d) Adjustments to Broadcast Communications segment operating income for fiscal 2007 are due to $7.5 million of severance and other expenses associated with cost-reduction actions and an $18.9 million write-down of capitalized software associated with management's decision to discontinue an automation software development effort.

(e) Adjustments to Harris Stratex Networks segment operating loss for fiscal 2006 relate to inventory write-downs and severance costs associated with product discontinuances and the shut-down of our manufacturing activities in Montreal, Canada.

(f) Adjustments to Broadcast Communications segment operating income for fiscal 2006 include a $25.0 million charge related to inventory write-downs, severance and other costs associated with cost-reduction actions and an $11.9 million charge associated with our acquisition of Leitch including the write-off of in-process research and development, lower margins being recognized subsequent to our acquisition due to a step up in inventory recorded as of the acquisition date, integration activities and other items.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 29, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number 1-3863

HARRIS

HARRIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**34-0276860**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1025 West NASA Boulevard Melbourne, Florida	**32919**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (321) 727-9100

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes__ No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✓

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ✓ Accelerated filer __ Non-accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes__ No ✓

The aggregate market value of the voting common equity held by non-affiliates of the registrant was $6,107,397,636 (based upon the closing sale price per share of the stock on the New York Stock Exchange) on the last business day of the registrant's most recently completed second fiscal quarter (December 29, 2006). For purposes of this calculation, the registrant has assumed that its directors and executive officers are affiliates.

The number of outstanding shares of the registrant's common stock as of August 22, 2007 was 137,409,735.

Documents Incorporated by Reference:

Portions of the registrant's Proxy Statement for the 2007 Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended June 29, 2007, are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described therein.

HARRIS CORPORATION

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 29, 2007

TABLE OF CONTENTS

Exhibits

This Annual Report on Form 10-K contains trademarks, service marks and registered marks of Harris Corporation and its subsidiaries. HD Radio® is a registered trademark of iBiquity Digital Corporation.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements concerning: our plans, strategies and objectives for future operations; new products, services or developments; future economic conditions, performance or outlook; the outcome of contingencies; the value of our contract awards and programs; our beliefs or expectations; and assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of the filing of this Annual Report on Form 10-K. Factors that might cause our results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, those discussed in "Item 1A. Risk Factors" below. Forward-looking statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we undertake no obligation, other than imposed by law, to update forward-looking statements to reflect further developments or information obtained after the date of filing of this Annual Report on Form 10-K or, in the case of any document incorporated by reference, the date of that document, and disclaim any obligation to do so.

PART I

ITEM 1. BUSINESS.

HARRIS

Harris Corporation, together with its subsidiaries, is an international communications and information technology company serving government and commercial markets in more than 150 countries. We are focused on developing best-in-class *assured communications*™ products, systems and services for global markets, including government communications, RF communications, broadcast communications and wireless transmission network solutions.

Harris was incorporated in Delaware in 1926 as the successor to three companies founded in the 1890s. Our principal executive offices are located at 1025 West NASA Boulevard, Melbourne, Florida 32919, and our telephone number is (321) 727-9100. Our common stock is listed on the New York Stock Exchange under the symbol "HRS." On August 17, 2007, we employed approximately 16,000 people. Unless the context otherwise requires, the terms "we," "our," "us," "Company," and "Harris" as used in this Annual Report on Form 10-K refer to Harris Corporation and its subsidiaries.

General

We structure our operations primarily around the markets we serve and for the fiscal year ended June 29, 2007, operated in the following four business segments: (1) Government Communications Systems, (2) RF Communications, (3) Broadcast Communications and (4) Harris Stratex Networks, Inc. ("Harris Stratex Networks") (formerly Microwave Communications). As described in greater detail below under "Item 1. Business — Recent Acquisitions and Business Combinations," in the third quarter of fiscal 2007, we combined our former Microwave Communications Division with Stratex Networks, Inc. ("Stratex"), a publicly-traded provider of high-speed wireless transmission systems, to form a new company named Harris Stratex Networks, Inc. We own approximately 57 percent of Harris Stratex Networks' outstanding stock and the minority stockholders own approximately 43 percent of Harris Stratex Networks' outstanding stock. Following that combination, our business segment formerly referred to as Microwave Communications is now referred to as Harris Stratex Networks. The results of the Harris Stratex Networks segment reflect the results of the combined business for periods following the combination. Unless otherwise noted, disclosures in this Annual Report on Form 10-K relate only to our continuing operations. Financial information with respect to all of our other activities, including corporate costs not allocated to the operating segments or discontinued operations, is reported as part of Headquarters Expense or Non-Operating Income (Loss).

Each of our business segments, which we also refer to as "divisions," has been organized on the basis of specific communications markets. Each business segment has its own marketing, engineering, manufacturing and product service and maintenance organization. We produce most of the products we sell.

On May 21, 2007, we announced that effective for fiscal 2008 (which began June 30, 2007), our segment reporting would be adjusted to reflect our new organizational structure. For fiscal 2008, our Department of Defense Programs area, part of our Government Communications Systems segment for fiscal 2007, will be combined with our RF Communications business and reported as our Defense Communications and Electronics segment. As a result, our segment reporting for fiscal 2008 will consist of the following four business segments: (1) Government Communications Systems, (2) Defense Communications and Electronics, (3) Broadcast Communications, and (4) Harris Stratex Networks. Our Broadcast Communications and Harris Stratex Networks segments will not change as a result of the adjustments to our organizational structure. These adjustments to our segment reporting take effect in fiscal 2008 and therefore do not affect the historical results, discussion or presentation of our business segments as set forth in this Annual Report on Form 10-K. We will begin to report our financial results consistent with this new segment reporting structure beginning with the first quarter of fiscal 2008.

Our total revenue in fiscal 2007 was approximately $4.2 billion compared to approximately $3.5 billion in fiscal 2006. Total revenue in the United States increased approximately 20 percent from fiscal 2006 while international revenue, amounting to approximately 23 percent of our total revenue in fiscal 2007, increased approximately 29 percent from fiscal 2006. Our net income for fiscal 2007 was $480.4 million compared to $237.9 million in fiscal 2006.

Recent Acquisitions and Business Combinations

Combination of Our Former Microwave Communications Division With Stratex Networks, Inc. On January 26, 2007, we completed the combination of our former Microwave Communications Division with Stratex, a publicly-traded provider of high-speed wireless transmission systems, to form a new company named Harris Stratex Networks, Inc. The combination creates a global communications solutions company offering end-to-end wireless transmission solutions for mobile and fixed-wireless service providers and private networks. As part of the combination transaction, Harris Stratex Networks' wholly-owned subsidiary, Stratex Merger Corp., merged with and into Stratex, with Stratex as the surviving corporation. Pursuant to that merger, each share of Stratex common stock was converted into one-fourth of a share of Harris Stratex Networks Class A common stock. As a result, 24,782,153 shares of Harris Stratex Networks Class A common stock were issued to the former holders of Stratex common stock, and Stratex became a wholly-owned subsidiary of Harris Stratex Networks. As part of the transaction, Stratex was renamed "Harris Stratex Networks Operating Corporation." Also as part of the combination transaction, concurrently with the merger of Stratex Merger Corp. and Stratex, we contributed to Harris Stratex Networks the assets of our Microwave Communications Division, including $32.1 million in cash, and in exchange Harris Stratex Networks assumed substantially all of the liabilities related to our Microwave Communications Division and issued 32,913,377 shares of Harris Stratex Networks Class B common stock to us. We own approximately 57 percent of Harris Stratex Networks' outstanding stock and the minority stockholders own approximately 43 percent of Harris Stratex Networks' outstanding stock. Harris Stratex Networks is a publicly-traded company listed on the NASDAQ Global Market under the symbol "HSTX." The Stratex combination was accounted for as a purchase business combination with Harris as the purchaser for accounting purposes, and the purchase price was $493.0 million. The combination also resulted in a gain to us of approximately $163.4 million ($143.1 million after-tax), which relates to the deemed sale for accounting purposes of 43 percent of the assets and liabilities of our Microwave Communications Division to the minority stockholders of Harris Stratex Networks. The combined business is our Harris Stratex Networks segment.

Acquisition of Multimax Incorporated. On June 15, 2007, we acquired Multimax Incorporated ("Multimax"), a provider of information technology and communications services and solutions supporting the Department of Defense ("DoD"), federal civilian agencies, and state and local governments. The purchase price for Multimax was $402 million, subject to possible post-closing upward or downward adjustment. We operate the Multimax business within our Government Communications Systems segment as part of the Information Technology Services Programs area. The acquisition has significantly expanded our information technology services business, providing greater scale, a broader customer base and new growth opportunities through key positions on several Government-Wide Acquisition Contracts ("GWACs").

Subsequent Event — Conversion of Convertible Debentures

On July 12, 2007, we notified The Bank of New York, as trustee, that we would redeem all of our outstanding 3.5% Convertible Debentures due 2022 in accordance with the terms of the Indenture dated as of August 26, 2002 between Harris and the trustee. The debentures would have been redeemed for cash on August 20, 2007, at a redemption price of 100 percent of the principal amount of the debentures, plus accrued and unpaid interest to, but not including, the redemption date. However, prior to the date set for redemption, all of the debentures were converted by the holders into shares of our common stock at a conversion rate of 44.2404 shares of common stock for each $1,000 principal amount of debentures, with the exception of debentures in the principal amount of $3,000. This resulted in the issuance by us of 6,594,146 shares of common stock during the first quarter of fiscal 2008 in respect of the debentures converted. On August 20, 2007, we redeemed the remaining debentures in the principal amount of $3,000. Accordingly, no debentures remain outstanding as of August 20, 2007.

Financial Information About Our Business Segments

Financial information with respect to our business segments, including revenue, operating income or loss and total assets, is contained in *Note 23: Business Segments* in the Notes to Consolidated Financial Statements (the "Notes") and is incorporated herein by reference. Financial information with respect to our operations outside the United States is also contained in *Note 23: Business Segments* in the Notes and is incorporated herein by reference.

Description of Business by Segment for the Fiscal Year Ended June 29, 2007

Government Communications Systems

Government Communications Systems conducts advanced research studies; designs, develops and supports state-of-the-art communications and information networks and equipment; plays a key role in developing intelligence, surveillance and reconnaissance solutions; designs and supports information systems for image and other data collection, processing, interpretation, storage and retrieval; and offers engineering, operations and support services. In fiscal 2007, this segment served a diversified customer base within the U.S. Government, including the DoD, Federal Aviation Administration ("FAA"), National Reconnaissance Office ("NRO"), National Geospatial-Intelligence Agency ("NGA"), Census Bureau, Department of State, National Security Agency ("NSA"), National Oceanic and Atmospheric Administration ("NOAA"), Defense Information Systems Agency ("DISA"), Department of Homeland Security ("DHS") and other Federal and state government agencies. Government Communications Systems also provides services, systems and products for other aerospace and defense companies, including Lockheed Martin Corporation, The Boeing Company, Northrop Grumman Corporation and Space Systems/Loral. Government Communications Systems also provides technology support for our commercial businesses. In fiscal 2007, the Government Communications Systems segment served four strategic program areas:

Department of Defense Programs: Government Communications Systems is a major supplier of spaceborne, airborne and terrestrial communications and information processing systems. Government Communications Systems provides military satellite communications, high-speed data links and data networks, avionics, mobile ad hoc networked communications, large deployable satellite antenna systems, and flat-panel, phased-array and single-mission antennas. Government Communications Systems is a supplier of protected and wideband satellite communications terminals for the DoD, supplying the U.S. Army, Navy, Air Force and Marine Corps. Government Communications Systems is providing high-speed networking and satellite communications, including processors, encryptors and terminals, to assist the DoD's ongoing transformation of military communications. The DoD's Global Information Grid will provide forces with access to information when and where they need it via secure, interoperable and mobile communications networks. A key element of this information grid is the U.S. Army's Warfighter Information Network — Tactical ("WIN-T"), for which Government Communications Systems is providing secure, high-speed, wireless local area networking and high-capacity mobile ad hoc networking capabilities for WIN-T's wireless transmission system. Government Communications Systems is developing next-generation communication electronics in support of the DoD's Transformational Communications Satellite program. Government Communications Systems is developing network-centric communications system architectures and technologies that will link sensors, platforms, weapons and soldiers. It is also developing open-architecture, directional, mobile ad hoc networking capabilities.

During fiscal 2007, Government Communications Systems was awarded significant contracts, including: a three-year, $66 million contract by the U.S. Navy for pre-production and test of the Ku-band Common Data Link ("CDL") Hawklink high-speed digital data link system for the MH-60R Light Airborne Multi-Purpose System ("LAMPS") helicopter; a four-year, $33.5 million follow-on contract from ViaSat, Inc. for additional hardware (including enhanced voice card, power supply assemblies, processor modules and the terminal chassis) for integration into the Multifunctional Information Distribution System ("MIDS") Low Volume Terminals ("LVT") that provide U.S. military forces with secure, jam-resistant, digital tactical communications, and for comprehensive environmental testing of the completed terminal assemblies, which follow-on award brings the overall value of the contract to us to $140 million; a 12-month contract by the U.S. Navy to provide a Multiband Shipboard Satellite Communications Terminal ("MSSCT") for the Lockheed Martin Littoral Combat Ship,which is the second MSSCT award to Harris for the Littoral Combat Ship program (Harris is providing satellite communications terminal systems for both Lockheed Martin and General Dynamics, which are competing for the ultimate production award); a nine-month, $12.5 million contract by Boeing Integrated Defense Systems to provide the Distributed Targeting

Processor ("DTP") and the companion Mass Storage Unit ("MSU") for the U.S. Navy's F/A-18E/F Super Hornet aircraft, which avionics improve network-centric operations capability and shorten the time from target sensing to shooting and enhance precision targeting by applying advanced geo-referencing capabilities.

Also during fiscal 2007, Government Communications Systems released for purchase, together with BAE Systems, their co-developed Highband Networking Radio ("HNR") that provides true ad hoc, mobile capabilities to network-centric military communications by providing fully mobile, high-bandwidth, long-range, line-of-sight connectivity between users of widely dispersed local area networks ("LANs"). Government Communications Systems also delivered the first 12 of 39 Large Aperture Multiband Deployable Antenna ("LAMDA") rugged, highly-mobile satellite communications terminals for the U.S. Marine Corps and U.S. Air Force as part of a $42 million contract awarded to Harris in 2004 by the U.S. Army that also includes 25 Lightweight High Gain X-band Antenna ("LHGXA") terminals. Ongoing previously awarded programs include: a contract to upgrade strategic satellite communications terminals for the U.S. Army; a contract to upgrade lightweight multiband satellite communications terminals for the U.S. Marine Corps; a contract with the U.S. Air Force for anti-jam global positioning system ("GPS") technology for munitions; a contract to provide large, unfurlable spaceborne antennas for the Mobile User Objective System, a narrowband tactical satellite communications system that will enhance the U.S. Navy's existing tactical satellite communications system; a contract with the U.S. Navy for MSSCT systems (the first MSSCT award); contracts for portions of the communications systems for the Ground-based Midcourse Defense ("GMD") program (formerly known as National Missile Defense); follow-on awards for the U.S. Army's Multiple Launch Rocket System program, including improved fire control systems ("IFCS"); a contract for MIDS terminals for aircraft such as the U.S. Navy's F/A-18 and the U.S. Air Force's F-16, as well as ground-based applications; and contracts for the F-22A Raptor, F/A-18E/F Super Hornet and F-35 Joint Strike Fighter aircraft platforms to provide high-performance, advanced avionics such as high-speed fiber optic networking and switching, intra-flight data links, image processing, digital map software and other electronic components.

As noted above under "Item 1. Business — General," the Department of Defense Programs area will be reported as part of our new Defense Communications and Electronics segment beginning with the first quarter of fiscal 2008.

National Intelligence Programs: Government Communications Systems is a provider of communications equipment and systems and image and information processing solutions to national intelligence and security agencies and customers. Government Communications Systems provides comprehensive solutions for intelligence, surveillance and reconnaissance, addressing each of the six steps of the intelligence cycle: tasking, collection, processing, exploitation, dissemination and analysis of information. Government Communications Systems provides communications equipment, advanced imagery products and information processing for intelligence systems. It also develops and supplies state-of-the-art wireless surveillance and tracking equipment for vehicular, man-portable, airborne, and remote/unattended applications. Such integrated intelligence and surveillance solutions help improve situational awareness, data collection accuracy and product analysis by correlating near real-time mission data and intelligence reference data for display and analysis by strategic and tactical planners and decision makers. A significant portion of this business involves classified programs. While classified programs generally are not discussed in this Annual Report on Form 10-K, the operating results relating to classified programs are included in our consolidated financial statements. The business risks associated with such programs do not differ materially from those of other U.S. Government programs. During fiscal 2007, we were awarded several new programs and follow-on contracts with national intelligence customers. Ongoing previously awarded programs include: a contract with Space Systems/Loral to design and construct unfurlable mesh reflectors for commercial satellites; a contract with the NSA for the Rapidly Deployable Integrated Command and Control System ("RADIC") program pursuant to which we are developing a knowledge-management software system for NSA's analysts. Government Communications Systems is also supplying geospatial and imagery-derived products for the NGA under the Global Geospatial Intelligence program, including foundation data products, three-dimensional visualization, mapping and charting production services, surveying services and production management.

Civil Programs: Government Communications Systems is a supplier to civilian agencies of the U.S. Government, including the FAA and the Census Bureau, supplying these agencies with custom systems and software designed to collect, store, retrieve, process, analyze, interpret, display and distribute information, including meteorological data processing systems, electronic archival systems, graphic information systems and telecommunication services systems. Government Communications Systems provides systems integration to large-scale, geographically dispersed enterprises.

For example, Government Communications Systems is assisting the FAA in modernizing the U.S. air traffic control system and infrastructure. We are the prime contractor on a 15-year, $2.2 billion contract to integrate and modernize the FAA's Telecommunications Infrastructure ("FTI"). This program is consolidating telecommunications at more than 4,400 FAA facilities nationwide, while reducing operating costs, enhancing network efficiency, reliability and security and improving service. During fiscal 2005, we were awarded a further contract by the FAA to add mission support services to the FTI program, as well as a follow-on contract for the FAA's Weather and Advanced Radar Processing System. In the first quarter of fiscal 2007, we completed the transition of FTI's new satellite network to serve operational requirements and the new mission support network that provides the FAA's administrative functions. The total contract amount for the FTI program, including options, could reach $3.5 billion through 2017. Government Communications Systems is also working with the FAA on other programs, including the Voice Switching and Control System program, which allows air traffic controllers to establish critical air-to-ground and ground-to-ground communications with pilots as well as other air traffic controllers.

Government Communications Systems is a developer of complex, large-scale databases and information systems and services. Government Communications Systems is the prime contractor for the U.S. Census Bureau's Master Address File/Topologically Integrated Geographic Encoding and Referencing Accuracy Improvement Project ("MTAIP"). The MTAIP contract was awarded to Harris in 2002 and during fiscal 2006 the U.S. Census Bureau exercised its option to extend the contract for four years. The MTAIP program will provide a computer database of all addresses and locations in the U.S. where people live or work, covering an estimated 115 million residences and 60 million businesses in the U.S. During fiscal 2006, Government Communications Systems was awarded a five-year, $600 million contract from the U.S. Census Bureau as prime contractor for its Field Data Collection Automation ("FDCA") program. Under the FDCA program, Government Communications Systems is integrating multiple automated systems and has developed a new handheld device with integrated GPS and secure communication capabilities that together will enable 500,000 census takers to electronically collect field data in door-to-door interviews during the 2010 census.

Information Technology Services Programs: Government Communications Systems provides technical engineering, operations and services to the U.S. Government. Such services include information technology outsourcing, enterprise management, engineering and systems design. Information technology outsourcing services include data entry, network administration, system operations and maintenance and procurement and logistics support. Enterprise management services include systems engineering and integration, network design, capacity expansions and information assurance and security. Ongoing programs include a contract with the NRO to provide operations, maintenance and support services for the agency's global communications and information systems network ("Patriot") in space and on the ground, which supports its global analyst community. The new processes, efficiency tools and centralized enterprise management system we are providing as part of the Patriot program are expected to yield more cost-effective information technology service management. The Patriot program has a potential value to us of $1 billion over 10 years. Other ongoing programs include: a contract with DISA in support of its Crisis Management System; a contract under the Mission Communications Operations and Maintenance ("MCOM") program, pursuant to which Government Communications Systems provides operations and maintenance services to the U.S. Air Force Satellite Control Network's communications functions at Schriever AFB, Colorado, and Onizuka AFS, California; a contract under the Operational Space Services and Support ("OSSS") program, pursuant to which Government Communications Systems provides operations and maintenance services to the Air Force Satellite Control Network remote tracking stations and global positioning satellite sites worldwide. During fiscal 2007, Government Communications Systems was awarded a 12-month, $42 million follow-on contract by the U.S. Department of State, Bureau of Consular Affairs to provide technical support services to more than 230 U.S. embassies and consulates around the world ("State 6"), including providing complete systems and operational support related to the high-volume business applications of the consulates and embassies, such as processing of approximately 5 million visa applications annually and other services required to support United States citizens living or traveling abroad. In support of this ongoing program for information technology systems and service modernization, Government Communications Systems provides system configuration management, system upgrades, help desk services, web development and training, and its support services benefit border protection initiatives with the addition of biometric technology to the visa application process. Also during fiscal 2007, we acquired Multimax. As noted above, we operate Multimax as part of our Information Technology Services Programs area. Multimax's customers, including the U.S. Navy, Marine Corps, Air Force, Army, DHS, Department of State, Department of Veterans Affairs and FAA, broaden the customer base of our Information Technology Services Programs area. The acquisition of Multimax provides new growth opportunities through its key positions on major contracts, such as the Navy Marine Corps Intranet ("NMCI") program, and GWACs including NETCENTS, EAGLE, ITES-2S and FirstSource, which are information technology procurement vehicles broadly accessible by U.S. Government agencies.

Revenue, Backlog and Contracts: Revenue in fiscal 2007 for the Government Communications Systems segment increased 10 percent to $1,997 million from $1,813 million in fiscal 2006 and was $1,805 million in fiscal 2005. Segment operating income increased 4 percent to $225.6 million from $216.5 million in fiscal 2006 and was $203.4 million in fiscal 2005. This segment contributed 47 percent of our total revenue in fiscal 2007, 52 percent in fiscal 2006 and 60 percent in fiscal 2005. In fiscal 2007, approximately 30 percent of the revenue for this segment was under contracts with prime contractors and approximately 70 percent was under direct contracts with customers, compared to 33 percent of revenue under contracts with prime contractors and 67 percent of revenue under direct contracts with customers in fiscal 2006. Some of this segment's more significant programs in fiscal 2007 included the FTI program, the Patriot program, the FDCA program, the MCOM program, the F/A-18E/F Super Hornet platform and various classified programs. Other significant programs included the F-35 Joint Strike Fighter platform, IFCS, MTAIP, MIDS and several classified programs. The largest program by revenue represented approximately 12 percent of this segment's revenue for fiscal 2007, compared to approximately 10 percent for fiscal 2006. The 10 largest programs by revenue represented approximately 38 percent of this segment's revenue in fiscal 2007, 33 percent in fiscal 2006 and approximately 31 percent in fiscal 2005. In fiscal 2007, this segment had a diverse portfolio of over 300 programs. Historically, this diversity has provided a stable backlog and reduced potential risks that come from reductions in funding or changes in customer priorities. In fiscal 2007 and 2006, U.S. Government customers, whether directly or through prime contractors, accounted for approximately 95 percent of this segment's total revenue, with the DoD accounting for 39 percent of this segment's fiscal 2007 revenue and the FAA accounting for 15 percent.

The funded backlog of unfilled orders for this segment was $402 million at July 27, 2007, compared with $382 million at July 28, 2006 and $410 million at July 29, 2005. Substantially all this funded backlog is expected to be filled during fiscal 2008, but we can give no assurance of such fulfillment. Unfunded backlog for this segment was $4,147 million at July 27, 2007, compared with $4,159 million at July 28, 2006 and $4,019 million at July 29, 2005. Additional information regarding funded and unfunded backlog for this segment is provided under "Item 1. Business — Funded and Unfunded Backlog."

Most of the sales of the Government Communications Systems segment are made directly or indirectly to the U.S. Government under contracts or subcontracts containing standard government contract clauses providing for redetermination of profits, if applicable, and for termination for the convenience of the U.S. Government or for default based upon performance. This segment's contracts include both cost-reimbursement and fixed-price contracts. Cost-reimbursement contracts provide for the reimbursement of allowable costs plus the payment of a fee. These contracts fall into three basic types: (i) cost-plus fixed-fee contracts, which provide for the payment of a fixed fee irrespective of the final cost of performance; (ii) cost-plus incentive-fee contracts, which provide for increases or decreases in the fee, within specified limits, based upon actual results compared to contractual targets relating to factors such as cost, performance and delivery schedule; and (iii) cost-plus award-fee contracts, which provide for the payment of an award fee determined at the discretion of the customer based upon the performance of the contractor against pre-established performance criteria. Under cost-reimbursement contracts, this segment is reimbursed periodically for allowable costs and is paid a portion of the fee based on contract progress. Some overhead costs have been made partially or wholly unallowable for reimbursement by statute or regulation. Examples are certain merger and acquisition costs, lobbying costs and certain litigation defense costs.

This segment's fixed-price contracts are either firm fixed-price contracts or fixed-price incentive contracts. Under firm fixed-price contracts, this segment agrees to perform a specific scope of work for a fixed price and, as a result, benefits from cost savings and carries the burden of cost overruns. Under fixed-price incentive contracts, this segment shares with the U.S. Government both savings accrued from contracts performed for less than target costs as well as costs incurred in excess of targets up to a negotiated ceiling price (which is higher than the target cost), but carries the entire burden of costs exceeding the negotiated ceiling price. Accordingly, under such incentive contracts, profit may also be adjusted up or down depending upon whether specified performance objectives are met. Under firm fixed-price and fixed-price incentive contracts, this segment usually receives either milestone payments equaling 100 percent of the contract price or monthly progress payments from the U.S. Government in amounts equaling 75 percent of costs incurred under U.S. Government contracts. The remaining amounts, including profits or incentive fees, are billed upon delivery and final acceptance of end items and deliverables under the contract. Fixed-price contracts generally have higher profit margins than cost-reimbursement contracts. Production contracts are mainly fixed-price contracts, and development contracts are generally cost-reimbursement contracts. For fiscal 2007, 51 percent of the revenue of this segment was generated from cost-reimbursement contracts and 49 percent was generated from fixed-price contracts compared to 52 percent and 48 percent, respectively, in fiscal 2006 and 60 percent and 40 percent, respectively, in fiscal 2005. GWAC and Indefinite Delivery Indefinite Quantity ("IDIQ") contracts, which can include task orders for each contract type, require us to compete both for the initial contract and then for individual task or delivery orders under the contract. For a discussion of certain risks affecting this segment, see "Item 1. Business — Principal Customers; Government Contracts," "Item 1A. Risk Factors" and "Item 3. Legal Proceedings."

RF Communications

RF Communications is a worldwide supplier of secure voice and data radio communications products, systems and networks to the DoD, other Federal and state agencies, and allied government defense and peacekeeping forces. RF Communications offers a comprehensive line of secure radio products and systems for manpack, handheld, vehicular, strategic fixed-site and shipboard applications. These radio systems are highly flexible, interoperable and capable of supporting diverse mission requirements.

RF Communications' Falcon® family of software-defined tactical radios includes the Falcon II secure high-frequency, very high-frequency, ultra high-frequency and multiband handheld, manpack and vehicular radio systems, and the Falcon III multiband, multimode, multimission handheld, manpack, vehicular and high-capacity data radios and secure personal role radio with wideband networking capability. These radios are built on a software-defined radio platform that is reprogrammable to add features or software upgrades. Software-defined radio technology offers significantly increased flexibility in support of a variety of wireless communications protocols. This common-platform, software-based system addresses the increasing need for an integrated high-frequency, very high-frequency and ultra high-frequency communication system. It also provides interconnectivity among land-based and wireless communications media. These radios also have military-strength embedded encryption and can be linked to computers, providing network capabilities on the battlefield.

The Falcon III multiband handheld is the first tactical radio to be certified without waivers by the Joint Program Executive Office ("JPEO") as fully compliant with the Software Communications Architecture ("SCA") of the Joint Tactical Radio System ("JTRS"). The Falcon III handheld radio also has been certified by the NSA for the protection of voice and data traffic up through TOP SECRET/SCI level. Falcon III radios provide multimode capability, including secure ground-to-ground, ground-to-air, and long-range tactical satellite communications. Falcon III radios can be configured to accommodate vehicle-mounted functionality while providing handheld portability. Falcon III radios address a full range of evolving mission requirements, including backwards compatibility and interoperability with legacy systems, such as Single Channel Ground and Airborne Systems ("SINCGARS"), and are software upgradeable to incorporate new waveforms as they are developed. In fiscal 2007, RF Communications introduced the Falcon III multiband, multimission, manpack tactical radio which combines traditional multiband radio features with new capabilities such as commercial L-Band SATCOM and wideband mobile ad hoc networking; the very small and lightweight Falcon III secure personal role radio, which provides secure, digitized voice and data communications to an individual, and with wideband networking capability; and a high-capacity, line-of-site ("HCLOS") radio, which is a lightweight, broadband, Ethernet system to securely transmit Internet Protocol ("IP") traffic up to 50 kilometers and support throughput in excess of 70 megabits.

RF Communications also provides tactical networking and data products which provide highly integrated and secure communications over high-frequency, very high-frequency and ultra high-frequency radio links. Key product areas include advanced networking interfaces, efficient email and image transmission software and advanced, high-frequency modems. For example, RF Communications' tactical network access hub, together with the Falcon II radios, form the basis of the Harris Tactical Network that allows radio operators to send and receive phone calls and allows radio outstations to have wireless IP connectivity, extending telecommunication and local/wide area data networks down to the tactical radio level. These voice and data communications are secured by digital encryption. RF Communications' wireless email and messaging systems, the Harris Wireless Gateway and Wireless Message Terminal, transfer electronic mail and files in a secure environment over high-frequency, very high-frequency and ultra high-frequency radio, landline, facsimile or satellite. These reliable and flexible email and messaging applications complement customers' existing communications infrastructure and adhere to Federal and military standard high-frequency protocols. RF Communications' digital video imaging products and systems include software for fast and reliable transmission of high-resolution digital imagery, motion video clips, text and other data over tactical radio communications channels.

RF Communications also develops encryption solutions for markets with demanding communications security requirements, utilizing security algorithms that meet a wide range of applications and/or country needs to address unique privacy requirements of customers (whether a government agency or supplier or a commercial manufacturer) and providing NSA-certified products and systems that range from single integrated circuits to major communications systems. RF Communications' Sierra™ II cryptographic subsystem is a miniaturized programmable module that can be integrated into radios and other voice and data communications devices to encrypt classified information prior to transmission and storage. Sierra II was certified in fiscal 2005 by the NSA. RF

Communications' encryption modules currently meet or exceed the highest security standards established by the U.S. Government. Sierra II can be used for tactical radios, wireless local area networks ("WLANs"), remote sensors, guided munitions and unmanned aerial vehicles. RF Communications also offers the Citadel® cryptographic engine which provides military grade, Type IV encryption, providing the ability for exportable encryption at a low cost for our family of Falcon II radios. RF Communications' secure WLAN solution, SecNet 11® Plus, is certified by the NSA's Commercial COMSEC Endorsement Program ("CCEP") and enables military and government users to communicate multimedia information, including data, voice and video, through a secure wireless network at 11 megabits per second. Leveraging the Sierra encryption module, SecNet 11 Plus enables government agencies to use commercial, state-of-the-art WLAN technology in a secure environment. RF Communications' new SecNet 54™ family of IP communications encryption products, designed to keep data, voice and video communications secure, is comprised of a modular architecture with two components: a cryptographic module that provides all security-critical functions and an external module that handles the transport of encrypted data over specific protocols. In fiscal 2007, RF Communications received Type 1 certification from the NSA for the new SecNet 54 Secure Wireless Local Area Network product line, which enables transmission of sensitive defense communications over wireless infrastructures in applications such as tactical operations centers.

RF Communications also provides unattended ground sensor systems, which are a force-multiplier solution with a network of easily deployable, remotely located products that detect movement of personnel and vehicles. RF Communications' Falcon Watch™ remote intrusion detection and surveillance systems are fully integrated with Falcon II radios and are designed for surveillance and monitoring of high-value assets such as troop encampments, airfields, base installations, supply routes and depots. In larger networks it also can be used to monitor and protect national borders, regional boundaries and assets in homeland defense and peacekeeping operations. These sensor systems can be comprised of remote, battery-operated, wireless sensors using seismic, magnetic and/or passive infra-red detectors; relays; Falcon tactical radios; and sensor management application software.

The worldwide transformation to modernize and expand tactical communications capabilities to provide secure, interoperable and reliable communications continues to drive strong demand and positive results for this segment. Force modernization efforts, including ground force restructuring and expansion, have shown continued momentum and funding as the DoD continues to place a high priority on investment in tactical communications, seeking to deliver enhanced command, control and communications to more and smaller operating units. In fiscal 2007, RF Communications responded to requirements for its Falcon family of radios from a broad base of U.S. Government customers, including the U.S. Army, Marine Corps, Navy and Air Force. Internationally, RF Communications' radios are the standard of NATO and Partnership for Peace countries. Orders in fiscal 2007 were received from Kenya, the United Kingdom, Algeria, Iraq, Canada, Romania, Poland, Spain, Saudi Arabia, Belgium, Bulgaria, Denmark, the Republic of Georgia, the Netherlands, Afghanistan, Singapore and Nigeria.

In May 2007, RF Communications was awarded an IDIQ contract with a maximum value of $422 million from the U.S. Army for Falcon II HF manpack tactical radios and related vehicular and base station systems. RF Communications received an initial $104 million order against the contract in the fourth quarter of fiscal 2007. In June 2007, RF Communications was awarded an IDIQ contract by the JTRS JPEO to supply the DoD with JTRS-approved Falcon III multiband handheld tactical radios and vehicular systems. The contract has a one-year maximum value of $2.7 billion and a five-year maximum value of approximately $7 billion (including additional options that may be exercised over a five-year period). Under the contract, orders will be awarded based on competitive bidding between RF Communications and one other supplier.

Revenue in fiscal 2007 for the RF Communications segment increased 46 percent to $1,179 million from $809 million in fiscal 2006 and was $537 million in fiscal 2005. Segment operating income increased 45 percent to $403.2 million in fiscal 2007, compared to $278.9 million in fiscal 2006 and was $166.5 million in fiscal 2005. The RF Communications segment contributed 27 percent of our total revenue in fiscal 2007, 23 percent in fiscal 2006 and 17 percent in fiscal 2005. In fiscal 2007, approximately 28 percent of the revenue of this segment was derived outside of the United States, compared to 37 percent in fiscal 2006 and 45 percent in fiscal 2005. In fiscal 2007, U.S. Government customers, whether directly or through others, accounted for approximately 76 percent of this segment's total revenue, compared to 72 percent in fiscal 2006 and 54 percent in fiscal 2005.

In general, this segment's domestic products are sold and serviced directly to customers through its sales organization and through established distribution channels. Internationally, this segment markets and sells its products and services through regional sales offices and established distribution channels. See "Item 1. Business — International Business."

The backlog of unfilled orders for this segment was $767 million at July 27, 2007, compared to $703 million at July 28, 2006 and $427 million at July 29, 2005. Approximately 85 percent of this backlog of unfilled orders is expected to be filled during fiscal 2008, but we can give no assurance of such fulfillment. For a discussion of certain risks affecting this segment, see "Item 1. Business — Principal Customers; Government Contracts," "Item 3. Legal Proceedings" and "Item 1A. Risk Factors."

As noted above under "Item 1. Business — General," the RF Communications segment will be combined with our Department of Defense Programs area and reported as part of our new Defense Communications and Electronics segment beginning with the first quarter of fiscal 2008.

Broadcast Communications

Broadcast Communications' hardware and software solutions offer a comprehensive approach from a single provider of workflow capabilities along the entire broadcast chain to support and simplify the complete content creation, management, distribution and delivery process for broadcast, cable, satellite, telecommunications and other media content providers. This segment serves the global digital and analog markets, providing video infrastructure & digital media products and solutions, enterprise software systems and solutions, and television and radio transmission equipment and systems.

The current trend and future of broadcast media involves digitizing content and transporting it simultaneously over many different networks to many types of devices. The need to create, manage and ultimately deliver digital media content is driving an infrastructure upgrade cycle for the media industry. Broadcast Communications is supporting customers as they expand services for high definition ("HD") TV, IP TV, video-on-demand and interactive TV. Recent acquisitions and a series of new products have established Broadcast Communications as a provider of end-to-end solutions for the digital and HD infrastructure build-out worldwide. These acquisitions include: Encoda Systems Holdings, Inc. ("Encoda") in fiscal 2005 and Leitch Technology Corporation ("Leitch"), Optimal Solutions, Inc. ("OSi") and the Aastra Digital Video business ("Aastra Digital Video") of Aastra Technologies in fiscal 2006. New products include: Harris Assured Designs™, a series of preconfigured and tested systems that address customers' specific functional and workflow-level requirements, offering the value proposition that a single company can provide one pre-configured solution versus integrating multiple products from multiple vendors; Harris Channel ONE™, a complete solution for automated TV channels that combines a high-quality graphics playout server, animation, live video, video clips, audio, real-time external data feeds and master control functionality in a single chassis, enabling broadcasters to produce and air complete television channels in HD or standard definition ("SD"); and the NewsForce family of next-generation SD and HD news editors leveraging the full portfolio of Broadcast Communications solutions, including digital video asset management, automation, encoding, multiviewer, routing and test and measurement. Broadcast Communications has also developed the CENTRIO™ multi-image processor, which combines a graphics engine, a broadcast-quality router and integrated, precise test and measurement tools to streamline complex audio/visual monitoring workflow and simplify installation.

Video Infrastructure & Digital Media: Broadcast Communications' video infrastructure & digital media product offerings, which were significantly expanded by the fiscal 2006 acquisitions of Leitch and Aastra Digital Video, include SD and HD products and systems that enable media companies to streamline workflow from production through transmission. Broadcast Communications provides a comprehensive, next-generation portfolio of signal processors, display processors, routers, master control and branding systems, network monitoring and control software, and test and measurement instruments that support content throughout the workflow application chain. Broadcast Communications also provides highly differentiated network access and multiplex platforms, including the Harris Intraplex and NetVX™ solutions, which offer customized integrated management and distribution applications for any content across any connection to support television, government video and public safety applications. Products also include the Platinum™ large router for mixed video and audio signal routing, the IconMaster™ digital master control system and the Videotek® line of precision test and measurement instruments.

Broadcast Communications' digital media products include scalable, interoperable, shared storage server systems and open platform production and automated graphics, editing and digital signage solutions for broadcast and post production. Products include the NEXIO™ family of scalable, interoperable video servers that employ open standards to accelerate time-to-air and reduce the costs associated with content acquisition, production, distribution and media management and the Inscriber line of graphics and titling products.

Software Solutions: Broadcast Communications' software solutions offering, which was significantly expanded with the fiscal 2005 acquisition of Encoda and the fiscal 2006 acquisition of OSi, enables customers to manage their digital media workflow through a portfolio of software solutions for advertising, media management (traffic, billing and program scheduling), broadband, digital video asset management, and play-out automation. Broadcast Communications offers modular, standards-based solutions with open application programming interfaces ("APIs") for ease of integration and future scalability. Products include the H-Class™ Content Delivery Platform, OSi Traffic™ software and the Invenio™ Digital Asset Management solution. The H-Class™ Content Delivery Platform represents an integrated approach to content management at the enterprise level — from ingest to distribution over a variety of devices or networks. H-Class provides broadcasters and other media, entertainment and content distribution customers with a means to integrate disparate processes from creation to consumption into a single, modular system.

Transmission Systems: Broadcast Communications develops, manufactures and supplies digital and analog television transmission systems for delivery of rich media over wireless broadcast terrestrial networks on a worldwide basis, including global broadcast and emerging mobile applications. Broadcast Communications also develops, manufactures and supplies end-to-end products, systems and services for the radio broadcast market. Broadcast Communications offers a wide range of digital television ("DTV") products that can support requirements for large international systems. In response to the U.S. Government-mandated transition from analog to digital transmission, Broadcast Communications provided the nation's first advanced DTV transmitter, as well as the first commercial DTV application and is a leader with respect to the U.S. digital standard known as "ATSC." Broadcast Communications continues to develop next-generation transmission equipment to provide broadcasters with a smooth path from analog to digital broadcasting. Broadcast Communications is also a provider of European-standard digital "DVB-T" transmission equipment.

Broadcast Communications is also expanding efforts to reach the emerging mobile television market under the concept of transmitting real-time television to personal devices such as cell phones, PDAs or other mobile devices. Broadcast Communications is developing and providing transmission equipment for various mobile video broadcasting trials in Australia, China, the Netherlands, the U.K. and the U.S. Recent advances in compression and transmission technology (two areas in which Broadcast Communications has been a leader) will allow broadcasters to deliver content representative of typical live broadcast television programming, as opposed to the short video clips that are the current standard in mobile video. In fiscal 2007, Broadcast Communications and LG Electronics Inc. introduced the jointly-developed MPH™ in-band mobile DTV system ("Mobile-Pedestrian-Handheld" or "MPH"), a new technology capable of providing DTV signals and extending over-the-air broadcast TV signals beyond customary TV viewing at home to mobile, pedestrian and other handheld devices (such as mobile phones or laptop computers).

Broadcast Communications' radio transmission product offerings include digital and analog radio transmission systems, radio studio systems and consoles, and many proprietary technologies that reduce the cost of conversion to digital transmission and enable such new services as surround sound and multi-channel operation. Broadcast Communications can provide single products or complete systems that range from single-radio studios to consolidated operations and complete nationwide networks with hundreds of radio transmitters. Its solutions are scalable to meet the needs of radio broadcasters of different sizes. Broadcast Communications is a leader in the transition from analog to digital radio. Product offerings address the U.S. digital standard called "IBOC" (In-Band/On-Channel), which is referred to in the market as "HD Radio®", as well as international digital standards including "DAB" (Digital Audio Broadcasting) and "DRM" (Digital Radio Mondiale). The rollout of HD Radio in the U.S. continues to progress with approximately 1,400 stations currently on-air with HD Radio and approximately 1,900 of the approximately 12,000 remaining radio stations expected to implement HD Radio over the next several years. Radio transmission products include the FLEXSTAR™ family, which provides a bandwidth-efficient bitstream so broadcasters can offer supplemental audio and data capability along with the main program stream. This enables broadcasters to develop new revenue-generating opportunities including multiple programs on the same channel, 5.1 surround sound, on-demand traffic, weather and sports reports, store-and-play capabilities and real-time navigation. During the fourth quarter of fiscal 2007, we exited our radio resale distribution channel, which involved sales of non-Harris OEM radio products at low gross margins, sold primarily through a telemarketing group.

Revenue for the Broadcast Communications segment increased 11 percent from $538 million in fiscal 2006 to $600 million in fiscal 2007 and was $384 million in fiscal 2005. Segment operating income was $11.9 million in fiscal 2007, compared to $22.8 million in fiscal 2006 and $18.1 million in fiscal 2005. The Broadcast Communications segment contributed 14 percent of our total revenue in fiscal 2007, 15 percent in fiscal 2006 and 12 percent in fiscal 2005. Approximately 46 percent of the revenue of this segment was derived outside of the United States in fiscal 2007, compared to 41 percent in fiscal 2006 and 34 percent in fiscal 2005. Principal customers for Broadcast Communications' products and services include domestic and international television and radio broadcast stations; cable and satellite networks and service providers; telecommunications providers; Federal agencies; public safety entities; advertising agencies; and content originators. No single customer accounted for more than 2 percent of fiscal 2007 revenue for the Broadcast Communications segment.

In general, this segment's domestic products are sold and serviced directly to customers through its sales organization and through established distribution channels. Internationally, this segment markets and sells its products and services through regional sales offices and established distribution channels. See "Item 1. Business — International Business."

The backlog of unfilled orders for this segment was $323 million at July 27, 2007, compared with $240 million at July 28, 2006 and $210 million at July 29, 2005. Approximately 66 percent of this backlog is expected to be filled during fiscal 2008, but we can give no assurance of such fulfillment. For a discussion of certain risks affecting this segment, see "Item 1A. Risk Factors" and "Item 3. Legal Proceedings."

Harris Stratex Networks

As described in greater detail above under "Item 1. Business — Recent Acquisitions and Business Combinations," in the third quarter of fiscal 2007, we combined our former Microwave Communications Division with Stratex to form Harris Stratex Networks, Inc. We own approximately 57 percent of Harris Stratex Networks' outstanding stock and the minority stockholders own approximately 43 percent. Following the combination, our business segment formerly referred to as Microwave Communications is now referred to as Harris Stratex Networks and includes the results of the combined business for periods following the combination.

Harris Stratex Networks is a global independent supplier of turnkey wireless transmission network solutions. Harris Stratex Networks offers reliable, flexible, scalable and cost-efficient wireless transmission network solutions, including microwave radio systems and network management software, which are backed by comprehensive services and support. Harris Stratex Networks designs, manufactures and sells a range of wireless transmission networking products, solutions and services to customers in more than 135 countries around the world, including mobile and fixed telephone service providers, private network operators, government agencies, transportation and utility companies, public safety agencies and broadcast system operators. Harris Stratex Networks' products include point-to-point digital microwave radio systems for mobile system access, backhaul, trunking, license-exempt applications and network management systems, supporting new network deployments, network expansion and capacity upgrades. Harris Stratex Networks provides its products and services principally to the North America microwave, international microwave and network operations markets.

North America Microwave: Harris Stratex Networks serves the North America microwave market by offering microwave radio products and services to major national carriers and other cellular network operators, public safety operators and other government agencies, systems integrators, transportation and utility companies and other private network operators. A large part of the North American microwave market lies in the cellular backhaul and public safety markets.

International Microwave: Harris Stratex Networks serves the international microwave market by offering microwave radio products and services to regional and national carriers and other cellular network operators, public safety operators, government and defense agencies and other private network operators in every region outside of North America. Harris Stratex Networks' wireless transmission systems deliver regional and country-wide backbone in developing nations, where microwave radio installations provide 21st-century communications rapidly and economically. Rural communities, areas with rugged terrain and regions with extreme temperatures benefit from the ability to build an advanced, affordable communications infrastructure despite these challenges.

Network Operations: Harris Stratex Networks serves the network operations market by offering a wide range of software-based network management solutions for network operators worldwide, from element management to turnkey, end-to-end network management and service assurance solutions for virtually any type of communications or information network — including broadband, wireline, wireless and converged networks. Harris Stratex Networks develops, designs, produces, sells and services network management systems, including the NetBoss® product line, for these applications. Other element management product families include ProVision® and StarView™.

In general, wireless transmission networks are constructed using microwave radios and other equipment to connect cell sites, switching systems, land mobile radio systems, wireline transmission systems and other fixed-access facilities and other communications systems. Wireless networks range in size from a single transmission link connecting two buildings to complex networks comprised of thousands of wireless connections. The architecture of a network is influenced by several factors, including the available radio frequency spectrum, coordination of frequencies with existing infrastructure, application requirements, environmental factors and local geography. For many applications, microwave systems offer a lower-cost, highly-reliable and more easily deployable alternative to competing wireline transmission media, such as fiber, copper or coaxial cable.

Harris Stratex Networks' principal product families of licensed point-to-point microwave radios include Eclipse™, a platform for nodal wireless transmission systems, and TRuepoint®, a platform for high-performance point-to-point wireless communications. The Eclipse product line combines wireless transmission functions with network processing node functions, including many functions that, for non-nodal products, would have to be purchased separately. System functions include voice, data and video transport, node management, multiplexing, routing and cross-connection. Eclipse is designed to simplify complex networks and lower the total cost of ownership over the product life. With frequency coverage from 5 to 38 gigahertz, low to high-capacity operation and traditional time-division multiplexing and Ethernet transmission capabilities, Eclipse is designed to support a wide range of long- and short-haul applications. Eclipse is software-configurable, enabling easy capacity upgrades, and gives users the ability to plan and deploy networks and adapt to changing conditions at minimal cost and disruption. Harris Stratex Networks' TRuepoint product family offers full plug-and-play, software programmable microwave radio configuration. It delivers service from 4 to 180 megabits per second capacity at frequencies ranging from 6 to 38 gigahertz. TRuepoint is designed to meet the current and future needs of network operators, including mobile, private network, government and access service providers. The unique architecture of the core platform reduces both capital expenditures and life cycle costs, while meeting international and North American standards. The software-based architecture enables migration from traditional microwave access applications to higher-capacity transport interconnections. Harris Stratex Networks also offers two license-exempt point-to-point microwave radio product families.

Harris Stratex Networks' network management product families include NetBoss, ProVision and StarView. These product families offer a broad set of choices for all levels of network management, from enterprise-wide management and service assurance to element management. NetBoss is a family of network management and service assurance solutions for managing multi-vendor, multi-technology communications networks. NetBoss supports wireless and wireline networks of many types, offering fault management, performance management, service activation and assurance, billing mediation and operational support system ("OSS") integration. As a modular, off-the-shelf product, it enables customers to implement management systems immediately or gradually, as their needs dictate. NetBoss XE offers advanced element management. NetBoss products are optimized to work seamlessly with Harris Stratex Networks digital microwave radios, such as the TRuepoint family, but can also be customized to manage products based on any network or computing technology. The ProVision element manager is a centralized network monitoring and control system optimized for Eclipse and TRuepoint products.

Approximately 66 percent of the revenue of this segment was derived outside of the United States in fiscal 2007, compared to 57 percent in fiscal 2006 and 46 percent in fiscal 2005. This segment generally sells its North American products and services directly to customers through its sales organization and through established distribution channels. In international markets, this segment markets and sells its products and services through regional sales offices and established distribution channels, using agents and distributors. See "Item 1. Business — International Business."

Revenue in fiscal 2007 for the Harris Stratex Networks segment increased 46 percent from $349 million in fiscal 2006 to $508 million in fiscal 2007 and was $320 million in fiscal 2005. This segment had operating income of $146.9 million in fiscal 2007, compared to an operating loss of $19.6 million in fiscal 2006 and operating income of $7.7 million in fiscal 2005. This segment contributed 12 percent of our total revenue in fiscal 2007, 10 percent in fiscal 2006 and 11 percent in fiscal 2005.

The backlog of unfilled orders for this segment was $232 million at July 27, 2007, compared with $164 million at July 28, 2006 and $94 million at July 29, 2005. Substantially all of this backlog is expected to be filled during fiscal 2008, but we can give no assurance of such fulfillment. For a discussion of certain risks affecting this segment, see "Item 1A. Risk Factors" and "Item 3. Legal Proceedings."

International Business

Revenue in fiscal 2007 from products exported from the United States (including foreign military sales) or manufactured abroad was $964.4 million (23 percent of our total revenue), compared with $746.5 million (21 percent of our total revenue) in fiscal 2006 and $559.0 million (19 percent of our total revenue) in fiscal 2005. Our international sales include both direct exports from the United States and sales from foreign subsidiaries. Most of the international sales are derived from the Harris Stratex Networks, RF Communications and Broadcast Communications segments. Direct export sales are primarily denominated in U.S. dollars, whereas sales from foreign subsidiaries are generally denominated in the local currency of the subsidiary. Exports from the United States, principally to Europe, Africa, Canada, Latin America and Asia, totaled $613.9 million (64 percent of our international revenue) in fiscal 2007, $418.0 million (56 percent of our international revenue) in fiscal 2006 and $326.6 million (58 percent of our international revenue) in fiscal 2005. Foreign operations represented 8 percent of revenue in fiscal 2007, 9 percent of revenue in fiscal 2006 and 8 percent of revenue in fiscal 2005. Foreign operations represented 28 percent of long-lived assets as of June 29, 2007 and 24 percent of long-lived assets as of June 30, 2006. Financial information regarding our domestic and international operations is contained in *Note 23: Business Segments* in the Notes and is incorporated herein by reference.

Principal international manufacturing facilities are located in Canada, China and the United Kingdom. The majority of our international marketing activities are conducted through subsidiaries which operate in Canada, Europe, Central and South America and Asia. We have also established international marketing organizations and several regional sales offices. Reference is made to Exhibit 21 "Subsidiaries of the Registrant" for further information regarding our foreign subsidiaries.

We utilize indirect sales channels, including dealers, distributors and sales representatives, in the marketing and sale of some lines of products and equipment, both domestically and internationally. These independent representatives may buy for resale or, in some cases, solicit orders from commercial or governmental customers for direct sales by us. Prices to the ultimate customer in many instances may be recommended or established by the independent representative and may be above or below our list prices. Our dealers and distributors generally receive a discount from our list prices and may mark up those prices in setting the final sales prices paid by the customer. During fiscal 2007, revenue from indirect sales channels represented 9 percent of our total revenue and 32 percent of our international revenue, compared to revenue from indirect sales channels in fiscal 2006 representing 6 percent of our total revenue and 23 percent of our international revenue.

Fiscal 2007 revenue came from a large number of foreign countries, of which no single country accounted for 3 percent or more of our total revenue. Some of our exports are paid for by letters of credit, with the balance carried either on an open account or installment note basis. Advance payments, progress payments or other similar payments received prior to, or upon shipment often cover most of the related costs incurred. Significant foreign government contracts generally require us to provide performance guarantees. In order to stay competitive in international markets, we also enter into recourse and vendor financing to facilitate sales to certain customers.

The particular economic, social and political conditions for business conducted outside the U.S. differ from those encountered by domestic businesses. Our management believes that the overall business risk for the international business as a whole is somewhat greater than that faced by our domestic operations as a whole. A description of the types of risks to which we are subject in international business is contained in "Item 1A. Risk Factors." Nevertheless, in the opinion of our management, these risks are offset by the diversification of the international business and the protection provided by letters of credit and advance payments.

Competition

We operate in highly competitive markets that are sensitive to technological advances. Although successful product and systems development is not necessarily dependent on substantial financial resources, many of our competitors in each of our businesses are larger than we are and can maintain higher levels of expenditures for research and development. In each of our businesses we concentrate on the market opportunities that our management believes are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors in these businesses are cost-effectiveness, product quality and reliability, technological capabilities, service, past performance, ability to develop and implement complex, integrated solutions, ability to meet delivery schedules and the effectiveness of third-party sales channels in international areas.

In the Government Communications Systems segment principal competitors include: Accenture, BAE Systems, Boeing, Computer Sciences, General Dynamics, ITT Industries, L-3 Communications, Lockheed Martin, Northrop Grumman, Raytheon, Rockwell Collins and SAIC. Consolidation among U.S. defense and aerospace companies has resulted in a reduction in the number of principal prime contractors. As a result of this consolidation, we frequently "partner" or are involved in subcontracting and teaming relationships with companies that are, from time to time, competitors on other programs.

In the RF Communications segment principal competitors include: General Dynamics, ITT Industries, Raytheon, Rohde & Schwarz, Tadiran and Thales.

In the Broadcast Communications segment principal competitors include: Avid, Broadcast Electronics, Chyron, Evertz, Harmonic, Microsystems, Miranda, Nautel, NEC, Omneon, Omnibus, Pilat Media, Rad Systems, Rohde & Schwarz, Sony, Tektronix, Thomson/Grass Valley, Thomson/Thales, Vizrt and Wide Orbit, as well as other smaller companies and divisions of large companies. We believe that our broad product offering and total content delivery solutions are key competitive strengths for this segment.

In the Harris Stratex Networks segment principal competitors include: Alcatel-Lucent, Ceragon, Ericsson, Eltek-Nera, Fujitsu, NEC, Nokia-Siemens and Tadiran, as well as other smaller companies. Several competitors to this segment are original equipment manufacturers or systems integrators through which the segment sometimes distributes and sells products and services to end-users. We believe that network and systems engineering support and service are key competitive strengths for this segment.

Principal Customers; Government Contracts

Sales to the U.S. Government, which is our only customer accounting for two percent or more of our total revenue, were 66 percent of our total revenue in each of fiscal 2007, 2006 and 2005. Additional information regarding customers for each of our segments is provided under "Item 1. Business — Description of Business by Segment." Our U.S. Government sales are predominantly derived from contracts with agencies of, and prime contractors to, the U.S. Government. U.S. Government contracts are terminable for the convenience of the U.S. Government, as well as for default based on performance. Companies supplying goods and services to the U.S. Government are dependent on Congressional appropriations and administrative allotment of funds and may be affected by changes in U.S. Government policies resulting from various military, political and international developments. Long-term government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods become unavailable. Under contracts terminable for the convenience of the U.S. Government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. Contracts that are terminable for default generally provide that the U.S. Government pays only for the work it has accepted and may require the contractor to pay for the incremental cost of reprocurement and may hold the contractor liable for damages. In many cases, there is also uncertainty relating to the complexity of designs, necessity for design improvements and difficulty in forecasting costs and schedules when bidding on developmental and highly sophisticated technical work. Under many U.S. Government contracts, we are required to maintain facility and personnel security clearances complying with DoD and other Federal agency requirements. For further discussion of risks relating to U.S. Government contracts, see the discussion regarding "Government Communications Systems" under "Item 1. Business — Description of Business by Segment for the Fiscal Year Ended June 29, 2007" and see "Item 1A. Risk Factors" and "Item 3. Legal Proceedings."

Funded and Unfunded Backlog

Our total company-wide funded and unfunded backlog was approximately $5,871 million at July 27, 2007, $5,641 million at July 28, 2006 and $5,160 million at July 29, 2005. The funded portion of this backlog was approximately $1,724 million at July 27, 2007, $1,482 million at July 28, 2006 and $1,141 million at July 29, 2005. The determination of backlog involves substantial estimating, particularly with respect to customer requirements contracts and development and production contracts of a cost-reimbursement or incentive nature.

We define funded backlog as unfilled firm orders for which funding has been authorized. Unfunded backlog is primarily unfilled firm and expected follow-on orders that have not yet met our established funding criteria. Our established funding criteria require both authorization by the customer as well as our management's determination that there is little or no risk to the authorized funding being rescinded. In fiscal 2008, we expect to fill approximately 85 percent of our total funded backlog as of July 27, 2007. However, there can be no assurance that our funded backlog will become revenue in any particular period, if at all. Backlog is subject to delivery delays and program cancellations, which are beyond our control. Additional information with regard to the backlog of each of our segments is provided under "Item 1. Business — Description of Business by Segment for the Fiscal Year Ended June 29, 2007" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Research, Development and Engineering

Research, development and engineering expenditures totaled approximately $924 million in fiscal 2007, $824 million in fiscal 2006 and $879 million in fiscal 2005.

Company-sponsored research and product development costs, which included research and development for commercial products and independent research and development related to government products and services, were approximately $235 million in fiscal 2007, $198 million in fiscal 2006 and $146 million in fiscal 2005. A portion of our independent research and development costs are allocated among contracts and programs in process under U.S. Government contractual arrangements. Company-sponsored research and product development costs not otherwise allocable are charged to expense when incurred. The portion of total research, development and engineering expenditures that was not company-sponsored was funded by a combination of U.S. Government and commercial customers and is included in our revenue. Company-funded research is directed to the development of new products and to building technological capability in selected communications and electronic systems markets. U.S. Government-funded research helps strengthen and broaden our technical capabilities. All of our segments maintain their own engineering and new product development departments, with scientific assistance provided by advanced-technology departments. As of June 29, 2007, we employed approximately 6,800 engineers and scientists and are continuing efforts to make the technologies developed in any of our business segments available for all other business segments.

Patents and Other Intellectual Property

We consider our patents and other intellectual property, in the aggregate, to constitute an important asset. We own a large and valuable portfolio of patents, trade secrets, know-how, confidential information, trademarks, copyrights and other intellectual property. We also license intellectual property to and from third parties. As of June 29, 2007, we held approximately 967 U.S. patents and 659 foreign patents, and had approximately 554 U.S. patent applications pending and 1,012 foreign patent applications pending. However, we do not consider our business or any business segment to be materially dependent upon any single patent, license or other intellectual property right, or any group of related patents, licenses or other intellectual property rights. We are engaged in a proactive patent licensing program and have entered into a number of licenses and cross-license agreements, some of which generate royalty income. Although existing license agreements have generated income in past years and may do so in the future, there can be no assurances we will enter into additional income-producing license agreements. From time to time we engage in litigation to protect our patents and other intellectual property. Any of our patents, trade secrets, trademarks, copyrights and other proprietary rights could be challenged, invalidated or circumvented, or may not provide competitive advantages. With regard to patents relating to our Government Communications Systems segment, the U.S. Government often has an irrevocable, non-exclusive, royalty-free license, pursuant to which the U.S. Government may use or authorize others to use the inventions covered by such patents. Pursuant to similar arrangements, the U.S. Government may consent to our use of inventions covered by patents owned by other persons. Numerous trademarks used on or in connection with our products are also considered to be a valuable asset.

Environmental and Other Regulations

Our facilities and operations are subject to numerous domestic and international laws and regulations designed to protect the environment, particularly with regard to wastes and emissions. The applicable environmental laws and regulations are common within the industries and markets in which we operate and serve. We believe that we have complied with these requirements and that such compliance has not had a material adverse effect on our results of operations, financial condition or cash flows. Based upon currently available information, we do not expect expenditures to protect the environment and to comply with current environmental laws and regulations over the next several years to have a material impact on our competitive or financial position, but we can give no assurance that such expenditures will not exceed current expectations. If future laws and regulations contain more stringent requirements than presently anticipated, actual expenditures may be higher than our present estimates of those expenditures. We have installed waste treatment facilities and pollution control equipment to satisfy legal requirements and to achieve our waste minimization and prevention goals. We did not spend material amounts on environmental capital projects in fiscal 2007, 2006 or 2005. A portion of our environmental expenditures relates to discontinued operations for which we have retained certain environmental liabilities. We currently expect that amounts to be spent for environmental-related capital projects will not be material in fiscal 2008. These amounts may increase in future years. Additional information regarding environmental and regulatory matters is set forth in "Item 3. Legal Proceedings" and in *Note 1: Significant Accounting Policies* in the Notes.

Electronic products are subject to governmental environmental regulation in a number of jurisdictions. Equipment produced by our Broadcast Communications and Harris Stratex Networks segments, in particular, is subject to domestic and international requirements requiring end-of-life management and/or restricting materials in products delivered to customers, including the European Union's Directive 2002/96/EC on Waste Electrical and Electronic Equipment ("WEEE") and Directive 2002/95/EC on the Restriction of the use of certain Hazardous Substances in Electrical and Electronic Equipment ("RoHS"). Such requirements are not applicable to most equipment produced by our Government Communications Systems and RF Communications segments. We believe that we have complied with such rules and regulations, where applicable, with respect to our existing products sold into such jurisdictions. We intend to comply with such rules and regulations with respect to our future products.

Radio communications are also subject to governmental regulation. Equipment produced by our Broadcast Communications and Harris Stratex Networks segments, in particular, is subject to domestic and international requirements to avoid interference among users of radio and television frequencies and to permit interconnection of telecommunications equipment. We believe that we have complied with such rules and regulations with respect to our existing products, and we intend to comply with such rules and regulations with respect to our future products. Reallocation of the frequency spectrum also could impact our business, financial condition and results of operations.

Raw Materials and Supplies

Because of the diversity of our products and services, as well as the wide geographic dispersion of our facilities, we use numerous sources for the wide array of raw materials (such as electronic components, printed circuit boards, metals and plastics) needed for our operations and for our products. We are dependent upon suppliers and subcontractors for a large number of components and subsystems and the ability of our suppliers and subcontractors to adhere to customer or regulatory materials restrictions and to meet performance and quality specifications and delivery schedules. In some instances, we are dependent upon one or a few sources, either because of the specialized nature of a particular item or because of local content preference requirements pursuant to which we operate on a given project. While we have been affected by financial and performance issues of some of our suppliers and subcontractors, we have not been materially adversely affected by the inability to obtain raw materials or products. In fiscal 2007, our Broadcast Communications segment experienced component shortages from vendors as a result of the new RoHS environmental regulations in the European Union, which became effective on July 1, 2006. These regulations caused a spike in demand for lead-free electronic components, resulting in industry-wide supply chain shortages.

Seasonality

No material portion of our business is considered to be seasonal. Various factors can affect the distribution of our revenue between accounting periods, including the timing of U.S. Government contract awards, the availability of funding, product deliveries and customer acceptance.

Employees

As of June 29, 2007, we employed approximately 16,000 people, compared with approximately 13,900 employees at the end of fiscal 2006. Approximately 89 percent of our employees are located in the United States. A significant number of employees in our Government Communications Systems segment possess a security clearance. We also utilize a number of independent contractors. None of our employees in the United States is represented by a labor union. In certain international subsidiaries, our employees are represented by workers' councils or statutory labor unions. In general, we believe that our relations with our employees are good.

Website Access to Harris Reports; Available Information

General. We maintain an Internet website at *http://www.harris.com.* Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge on our website as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). We also will provide the reports in electronic or paper form free of charge upon request. We also make available free of charge on our website our annual report to shareholders and proxy statement. Our website and the information posted thereon are not incorporated into this Annual Report on Form 10-K or any other report that we file with or furnish to the SEC. All reports we file with or furnish to the SEC also are available free of charge via the SEC's electronic data gathering and retrieval ("EDGAR") system available through the SEC's website at *http://www.sec.gov.* The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Additional information relating to our businesses, including our operating segments, is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Corporate Governance Principles and Committee Charters. We previously adopted Corporate Governance Principles, which are available on the Corporate Governance section of our website at *www.harris.com/harris/cg/.* In addition, the charters of each of the committees of our Board, namely, the Audit Committee, Business Conduct and Corporate Responsibility Committee, Corporate Governance Committee, Finance Committee and Management Development and Compensation Committee, are also available on the Corporate Governance section of our website. A copy of the charters is also available free of charge upon written request to our Corporate Secretary at Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919.

Certifications. We have filed with the SEC the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Annual Report on Form 10-K. In addition, an annual CEO certification was submitted by our Chief Executive Officer to the New York Stock Exchange in November 2006 in accordance with the NYSE's listing standards, which included a certification that he was not aware of any violation by Harris of the NYSE's corporate governance listing standards.

ITEM 1A. RISK FACTORS.

We have described many of the trends and other factors that could impact our business and future results in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, our business, operating results, cash flows and financial condition are subject to various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause our actual results to vary materially from recent results or our anticipated future results.

We participate in markets that are often subject to uncertain economic conditions, which makes it difficult to estimate growth in our markets and, as a result, future income and expenditures.

We participate in markets that are subject to uncertain economic conditions. As a result, it is difficult to estimate the level of growth in some of the markets in which we participate. Because all components of our budgeting and forecasting are dependent upon estimates of growth in the markets we serve, the uncertainty renders estimates of future income and expenditures even more difficult. As a result, we may make significant investments and expenditures but never realize the anticipated benefits, which could adversely affect our results of operations. The future direction of the overall domestic and global economies also will have a significant impact on our overall performance.

We depend on the U.S. Government for a significant portion of our revenue, and the loss of this relationship or a shift in U.S. Government funding could have adverse consequences on our future business.

We are highly dependent on sales to the U.S. Government. Approximately 66 percent of our net revenue in each of fiscal 2007, 2006 and 2005 was derived from sales to the U.S. Government. Therefore, any significant disruption or deterioration of our relationship with the U.S. Government would significantly reduce our revenue. Our U.S. Government programs must compete with programs managed by other government contractors for limited resources and for uncertain levels of funding. Our competitors continuously engage in efforts to expand their business relationships with the U.S. Government and will continue these efforts in the future. The U.S. Government may choose to use other contractors for its limited number of programs. In addition, the funding of programs also competes with non-procurement spending of the U.S. Government. Budget decisions made by the U.S. Government are outside of our control and have long-term consequences for our business. A shift in U.S. Government spending to other programs in which we are not involved, an increase in non-procurement spending or a reduction in U.S. Government spending generally, could have material adverse consequences for our business.

We depend significantly on our U.S. Government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund one or more of these contracts could have an adverse impact on our business.

Over its lifetime, a U.S. Government program may be implemented by the award of many different individual contracts and subcontracts. The funding of U.S. Government programs is subject to Congressional appropriations. Although multi-year contracts may be planned or authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs often receive only partial funding initially, and additional funds are committed only as Congress authorizes further appropriations. The termination of funding for a U.S. Government program would result in a loss of anticipated future revenue attributable to that program, which could have an adverse impact on our operations. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue and increase our overall costs of doing business.

Generally, U.S. Government contracts are subject to oversight audits by U.S. Government representatives. In addition, the contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the U.S. Government's convenience upon the payment only for work done and commitments made at the time of termination. We can give no assurance that one or more of our U.S. Government contracts will not be terminated under these circumstances. Also, we can give no assurance that we would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of our U.S. Government contracts. Because a significant portion of our revenue is dependent on our performance and payment under our U.S. Government contracts, the loss of one or more large contracts could have a material adverse impact on our financial condition.

Our government business also is subject to specific procurement regulations and a variety of socio-economic and other requirements. These requirements, although customary in U.S. Government contracts, increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins, which could have an adverse effect on our financial condition. Failure to comply with these regulations and requirements could lead to suspension or debarment from U.S. Government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, U.S. Government security regulations, employment practices, protection of the environment, accuracy of records and the recording of costs and foreign corruption. The termination of a U.S. Government contract or relationship as a result of any of these acts would have an adverse impact on our operations and could have an adverse effect on our standing and eligibility for future U.S. Government contracts.

We enter into fixed-price contracts that could subject us to losses in the event of cost overruns.

We have a number of firm fixed-price contracts. During fiscal 2007 and 2006, approximately 33 percent and 38 percent, respectively, of our total Government Communications Systems and RF Communications segments' revenue was from fixed-price contracts. These contracts allow us to benefit from cost savings, but they carry the burden of potential cost overruns since we assume all of the cost risk. If our initial estimates are incorrect, we can lose money on these contracts. U.S. Government contracts can expose us to potentially large losses because the U.S. Government can hold us responsible for completing a project or, in certain circumstances, paying the entire cost of its replacement by another provider regardless of the size or foreseeability of any cost overruns that occur over the life of the contract. Because many of these contracts involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, problems with other contractors and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts we may not realize their full benefits. Our results of operations are dependent on our ability to maximize our earnings from our contracts. Lower earnings caused by cost overruns and cost controls would have an adverse impact on our financial results. Furthermore, the potential impact of this risk on our earnings, results of operations and financial results would be magnified by a shift in the mix of our contracts and programs toward a greater percentage of firm fixed-price contracts.

We derive a substantial portion of our revenue from international operations and are subject to the risks of doing business internationally, including fluctuations in currency exchange rates.

We are dependent on sales to customers outside the United States. In fiscal 2007, 2006 and 2005, revenue from products exported from the U.S. or manufactured abroad was 23 percent, 21 percent and 19 percent, respectively, of our total revenue. Approximately 36 percent of our international business in fiscal 2007 was transacted in local currency environments. Losses resulting from currency rate fluctuations can adversely affect our results. We expect that international revenue will continue to account for a significant portion of our total revenue. Also, a significant portion of our international revenue is in less-developed countries. We are subject to risks of doing business internationally, including:

- Currency exchange controls, fluctuations of currency and currency revaluations;
- The laws, regulations and policies of foreign governments relating to investments and operations, as well as U.S. laws affecting the activities of U.S. companies abroad;
- Changes in regulatory requirements, including imposition of tariffs or embargoes, export controls and other trade restrictions;
- Uncertainties and restrictions concerning the availability of funding, credit or guarantees;
- The complexity and necessity of using foreign dealers, distributors, sales representatives and consultants;
- The difficulty of managing an organization doing business in many countries;
- Import and export licensing requirements and regulations, as well as unforeseen changes in export regulations;
- Uncertainties as to local laws and enforcement of contract and intellectual property rights and occasional requirements for onerous contract clauses; and
- Rapid changes in government, economic and political policies, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation.

While these factors and the impacts of these factors are difficult to predict, any one or more of them could adversely affect our business, financial condition and results of operations in the future.

Our future success will depend on our ability to develop new products that achieve market acceptance.

Both our commercial and government businesses are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:

- Identify emerging technological trends in our target markets;
- Develop and maintain competitive products;
- Enhance our products by adding innovative hardware, software or other features that differentiate our products from those of our competitors; and
- Manufacture and bring cost-effective products to market quickly.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. The need to make these expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures ultimately will lead to the timely development of new products. Due to the design complexity of some of our products, we may experience delays in completing development and introducing new products in the future. Any delays could result in increased costs of development or redirect resources from other projects. In addition, we cannot provide assurances that the markets for our products will develop as we currently anticipate. The failure of our products to gain market acceptance could significantly reduce our revenue and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing products that gain market acceptance in advance of our products or that our competitors will not develop new products that cause our existing products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than those of our competitors, our revenue will decline and our business, financial condition and results of operations will be adversely affected.

We cannot predict the consequences of future geo-political events, but they may affect adversely the markets in which we operate, our ability to insure against risks, our operations or our profitability.

The terrorist attacks in the United States on September 11, 2001, the subsequent U.S.-led military response, current conflicts in the Middle East and the potential for future terrorist activities and other recent geo-political events have created economic and political uncertainties that could have a material adverse effect on our business and the prices of our securities. These matters have caused uncertainty in the world's financial and insurance markets and may increase significantly the political, economic and social instability in the geographic areas in which we operate. These matters also have caused the premiums charged for our insurance coverages to increase and may cause some coverages to be unavailable altogether. While our government businesses have benefited from homeland defense initiatives and the war on terror, these developments may affect adversely our business and profitability and the prices of our securities in ways that we cannot predict at this time.

We have made, and may continue to make, strategic acquisitions that involve significant risks and uncertainties.

We have made, and we may continue to make, strategic acquisitions that involve significant risks and uncertainties. These risks and uncertainties include:

- Difficulty in integrating newly acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration;
- Challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;
- Risk that our markets do not evolve as anticipated and that the strategic acquisitions do not prove to be those needed to be successful in those markets;
- Risk that we assume significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties;
- Potential loss of key employees of the acquired businesses; and
- Risk of diverting the attention of senior management from our existing operations.

The inability of our subcontractors to perform, or our key suppliers to timely deliver our components or products, could cause our products to be produced in an untimely or unsatisfactory manner.

On many of our contracts, we engage subcontractors. In addition, there are certain parts or components which we source from other manufacturers or vendors. Some of our suppliers, from time to time, experience financial and operational difficulties, which may impact their ability to supply the materials, components and subsystems that we require. Any inability to develop alternative sources of supply on a cost-effective and timely basis could materially impair our ability to manufacture and deliver products to our customers. We can give no assurances that we will be free from material supply problems or component or subsystems problems in the future. Also, our subcontractors and other suppliers may not be able to maintain the quality of the materials, components and subsystems they supply, which might result in greater product returns and warranty claims and could harm our business, financial condition and results of operations.

Third parties have claimed in the past and may claim in the future that we are infringing directly or indirectly upon their intellectual property rights, and third parties may infringe upon our intellectual property rights.

Many of the markets we serve are characterized by vigorous protection and pursuit of intellectual property rights, which often has resulted in protracted and expensive litigation. Third parties have claimed in the past and may claim in the future that we are infringing directly or indirectly their intellectual property rights, and we may be found to be infringing or to have infringed directly or indirectly those intellectual property rights. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. Moreover, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products. Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, confidentiality provisions and licensing arrangements to establish and protect our intellectual property rights. If we fail to successfully protect and enforce these rights, our competitive position could suffer. Our pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of our patents or trademark registrations. In addition, our patents may not provide us a significant competitive advantage. We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our technology or develop competing technologies.

The outcome of litigation or arbitration in which we are involved is unpredictable and an adverse decision in any such matter could have a material adverse affect on our financial position and results of operations.

We are defendants in a number of litigation matters and are involved in a number of arbitrations. These actions may divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these or new matters will be favorable to us. An adverse resolution of lawsuits or arbitrations could have a material adverse affect on our financial condition.

We are subject to customer credit risk.

We sometimes provide medium-term and long-term customer financing. Customer financing arrangements may include all or a portion of the purchase price for our products and services, as well as working capital. We also may assist customers in obtaining financing from banks and other sources on a recourse or non-recourse basis. While we generally have been able to place a portion of our customer financings with third-party lenders, or to otherwise insure a portion of this risk, a portion of these financings is provided directly by us. There can be higher risks associated with some of these financings, particularly when provided to start-up operations such as local network providers, to customers in developing countries or to customers in specific financing-intensive areas of the telecommunications industry. If customers fail to meet their obligations, losses could be incurred and such losses could have an adverse effect on us. Our losses could be much greater if it becomes more difficult to place or insure against these risks with third parties. These risks may increase when the availability of credit decreases.

Developing new technologies entails significant risks and uncertainties.

We are exposed to liabilities that are unique to the products and services we provide. A significant portion of our business relates to designing, developing and manufacturing advanced defense and technology systems and products. New technologies associated with these systems and products may be untested or unproven. Components of certain of the defense systems and products we develop are inherently dangerous. Failures of satellites, missile systems, air-traffic control systems, homeland security applications and aircraft have the potential to cause loss of life and extensive property damage. In most circumstances, we may receive indemnification from the U.S. Government. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. It also is not possible to obtain insurance to protect against all operational risks and liabilities. Substantial claims resulting from an incident in excess of U.S. Government indemnity and our insurance coverage could harm our financial condition, operating results and cash flows. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our standing among our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

Changes in our effective tax rate may have an adverse effect on our results of operations.

Our future effective tax rate may be adversely affected by a number of factors including:

- The jurisdictions in which profits are determined to be earned and taxed;
- Adjustments to estimated taxes upon finalization of various tax returns;
- Increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with acquisitions;
- Changes in available tax credits;
- Changes in share-based compensation expense;
- Changes in the valuation of our deferred tax assets and liabilities;
- Changes in tax laws or the interpretation of such tax laws; and
- The resolution of issues arising from tax audits with various tax authorities.

Any significant increase in our future effective tax rates could adversely impact net income for future periods.

Our consolidated financial results may be impacted by Harris Stratex Networks' financial results, which may vary significantly and be difficult to forecast.

We consolidate Harris Stratex Networks' financial results in our results of operations. Harris Stratex Networks' financial results may vary significantly in the future and may be affected by a number of factors (many of which are outside of our and Harris Stratex Networks' control), and accordingly are expected to be difficult to forecast. Delays in product delivery or closing of a sale can cause quarterly revenues and quarterly net income to fluctuate significantly from anticipated levels. In addition, Harris Stratex Networks may increase spending in response to competition or in pursuit of new market opportunities. Accordingly, we cannot provide assurances that Harris Stratex Networks will be able to achieve profitability in the future or, if profitability is attained, that Harris Stratex Networks will be able to sustain profitability, particularly on a quarter-to-quarter basis.

Because we consolidate Harris Stratex Networks' financial results in our results of operations, fluctuations in and difficulty in forecasting Harris Stratex Networks' financial results will result in fluctuations in and likely greater difficulty in forecasting our consolidated results of operations. As a result, such fluctuations and forecasting difficulty may impact our consolidated financial results.

We have significant operations in Florida that could be impacted in the event of a hurricane and operations in California that could be impacted in the event of an earthquake.

Our corporate headquarters and significant operations of our Government Communications Systems segment are located in Florida. In addition, our Broadcast Communications and Harris Stratex Networks segments have locations near major earthquake fault lines in California. In the event of a major hurricane, earthquake or other natural disaster we could experience business interruptions, destruction of facilities and/or loss of life, all of which could materially adversely affect our business.

Changes in future business conditions could cause business investments and/or recorded goodwill to become impaired, resulting in substantial losses and write-downs that would reduce our results of operations.

As part of our overall strategy, we will, from time to time, acquire a minority or majority interest in a business. These investments are made upon careful target analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining acquisition price. After acquisition, unforeseen issues could arise which adversely affect the anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates. Goodwill accounts for approximately 35 percent of our recorded total assets. We evaluate the recoverability of recorded goodwill amounts annually, or when evidence of potential impairment exists. The annual impairment test is based on several factors requiring judgment. Principally, a decrease in expected reporting segment cash flows or changes in market conditions may indicate potential impairment of recorded goodwill. For additional information on accounting policies we have in place for goodwill impairment, see our discussion under "Critical Accounting Policies and Estimates" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and *Note 1: Significant Accounting Policies* in the Notes.

In order to be successful, we must attract and retain key employees, and failure to do so could seriously harm us.

Our business has a continuing need to attract significant numbers of skilled personnel, including personnel holding security clearances, to support our growth and to replace individuals who have terminated employment due to retirement or for other reasons. To the extent that the demand for qualified personnel exceeds supply, as has been the case in recent years, we could experience higher labor, recruiting or training costs in order to attract and retain such employees, or could experience difficulties in performing under our contracts if our needs for such employees were unmet.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

We have no unresolved comments from the SEC.

ITEM 2. PROPERTIES.

Our principal executive offices are located at owned facilities in Melbourne, Florida. As of June 29, 2007, we operated approximately 116 locations in the United States, Canada, Europe, Central and South America and Asia, consisting of about 6.7 million square feet of manufacturing, administrative, research and development, warehousing, engineering and office space, of which approximately 4.5 million square feet are owned and approximately 2.2 million square feet are leased. There are no material encumbrances on any of our facilities. Our leased facilities are for the most part occupied under leases for remaining terms ranging from one month to 8 years, a majority of which can be terminated or renewed at no longer than five-year intervals at our option. As of June 29, 2007, the locations and approximate floor space of our principal offices and facilities in productive use were as follows:

Location	Major Activities	Approximate Sq. Ft. Total Owned	Approximate Sq. Ft. Total Leased
Government Communications Systems:			
• Palm Bay, Florida	Office	1,828,829	143,788
• Melbourne, Florida	Office	605,067	144,892
• Malabar, Florida	Office/Manufacturing	299,081	—
• Chantilly, Virginia	Office	—	73,222
• Alexandria, Virginia	Office	—	68,637
• Herndon, Virginia	Office	—	65,406
• Annapolis Junction, Maryland	Office	—	61,250
• Bellevue, Nebraska	Office	—	54,847
• 22 other locations	Office	—	259,054
		2,732,977	871,096
RF Communications:			
• Rochester, New York	Office/Manufacturing	630,142	213,452
• Winnersh, United Kingdom	Office/Manufacturing	—	92,000
• Seven other locations	Office	—	37,580
		630,142	343,032
Harris Stratex Networks:			
• San Antonio, Texas	Office/Manufacturing	130,000	—
• Wellington, New Zealand	Office	57,544	—
• San Jose, California	Office	—	98,451
• Montreal, Canada	Office	—	78,846
• Redwood Shores, California	Office	—	75,402
• Durham, North Carolina	Office	—	60,033
• 28 other locations	Office/Manufacturing	33,000	166,619
		220,544	479,351
Broadcast Communications:			
• Quincy, Illinois	Office/Manufacturing	213,710	93,294
• Mason, Ohio	Office/Manufacturing	160,116	—
• Toronto, Ontario	Office/Manufacturing	75,000	—
• Pottstown, Pennsylvania	Office/Manufacturing	57,000	—
• 32 other locations	Office	—	417,579
		505,826	510,873
Corporate:			
• Melbourne, Florida	Office	354,549	4,000
		4,444,038	2,208,352

In the opinion of management, our facilities, whether owned or leased, are suitable and adequate for their intended purposes and have capacities adequate for current and projected needs. While we have some unused or under-utilized facilities, they are not considered significant. We continuously review our anticipated requirements for facilities and will, from time to time, acquire additional facilities, expand existing facilities, and dispose of existing facilities or parts thereof, as management deems necessary. For more information about our lease obligations, see *Note 18: Lease Commitments* in the Notes. Our facilities and other properties are generally maintained in good operating condition.

ITEM 3. LEGAL PROCEEDINGS.

General. From time to time, as a normal incident of the nature and kind of businesses in which we are, and were, engaged, various claims or charges are asserted and litigation commenced by or against us arising from or related to: product liability; personal injury; patents, trademarks, trade secrets or other intellectual property; labor and employee disputes; commercial or contractual disputes; the sale or use of products containing asbestos or other restricted materials; breach of warranty; or environmental matters. Claimed amounts against us may be substantial but may not bear any reasonable relationship to the merits of the claim or the extent of any real risk of court or arbitral awards. We have recorded accruals for losses related to those matters against us that we consider to be probable and that can be reasonably estimated. Gain contingencies, if any, are recognized when they are realized and legal costs are generally expensed when incurred. While it is not feasible to predict the outcome of these matters with certainty, and some lawsuits, claims or proceedings may be disposed of or decided unfavorably to us, based upon available information, in the opinion of management, settlements and final judgments, if any, which are considered probable of being rendered against us in litigation or arbitration in existence at June 29, 2007 are reserved against, covered by insurance or would not have a material adverse effect on our financial position, results of operations or cash flows.

U.S. Government Business. U.S. Government contractors, such as us, are engaged in supplying goods and services to the U.S. Government and its various agencies. We are therefore dependent on Congressional appropriations and administrative allotment of funds and may be affected by changes in U.S. Government policies. U.S. Government contracts typically involve long lead times for design and development, are subject to significant changes in contract scheduling and may be unilaterally modified or cancelled by the U.S. Government. Often these contracts call for successful design and production of complex and technologically advanced products or systems. We may participate in supplying goods and services to the U.S. Government as either a prime contractor or as a subcontractor to a prime contractor. Disputes may arise between the prime contractor and the U.S. Government and the prime contractor and its subcontractors and may result in litigation between the contracting parties.

Generally, U.S. Government contracts are subject to procurement laws and regulations, including the Federal Acquisition Regulation ("FAR"), which outline uniform policies and procedures for acquiring goods and services by the U.S. Government, and specific acquisition regulations that implement or supplement the FAR, such as the Defense Federal Acquisition Regulations. As a U.S. Government contractor, our contract costs are audited and reviewed on a continuing basis by the Defense Contract Audit Agency. In addition to these routine audits, from time to time, we may, either individually or in conjunction with other U.S. Government contractors, be the subject of audits and investigations by other agencies of the U.S. Government. These audits and investigations are conducted to determine if our performance and administration of our U.S. Government contracts are compliant with applicable contractual requirements and procurement and other applicable Federal laws and regulations. These investigations may be conducted without our knowledge. We are unable to predict the outcome of such investigations or to estimate the amounts of resulting claims or other actions that could be instituted against us, our officers or employees. Under present U.S. Government procurement regulations, if indicted or adjudged in violation of procurement or other Federal laws, a contractor, such as us, or one or more of our operating divisions or subdivisions, could be subject to fines, penalties, repayments, or compensatory or treble damages. U.S. Government regulations also provide that certain findings against a contractor may lead to suspension or debarment from eligibility for awards of new U.S. Government contracts for up to three years. Suspension or debarment would have a material adverse effect on us because of our reliance on U.S. Government contracts. In addition, a U.S. Government contractor's export privileges could be suspended or revoked. Suspension or revocation of our export privileges also would have a material adverse effect on us.

International. As an international company, we are, from time to time, the subject of investigations relating to our international operations, including under the U.S. export control laws, the U.S. Foreign Corrupt Practices Act and similar U.S. and international laws.

Environmental. We are subject to numerous Federal, state and foreign environmental laws and regulatory requirements and are involved from time to time in investigations or litigation of various potential environmental issues concerning activities at our facilities or former facilities or remediation as a result of past activities (including past activities of companies we have acquired). From time to time, we receive notices from the U.S. Environmental

Protection Agency or equivalent state or foreign environmental agencies that we are a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the "Superfund Act") and/or equivalent laws. Such notices assert potential liability for cleanup costs at various sites, which include sites owned by us, sites we previously owned and treatment or disposal sites not owned by us, allegedly containing hazardous substances attributable to us from past operations. We own, previously owned or have been named as a potentially responsible party at 16 such sites, excluding sites as to which our records disclose no involvement or as to which our liability has been finally determined. While it is not feasible to predict the outcome of many of these proceedings, in the opinion of our management, any payments we may be required to make as a result of such claims in existence at June 29, 2007 will not have a material adverse effect on our financial condition, results of operations or cash flows. Additional information regarding environmental matters is set forth in *Note 1: Significant Accounting Policies* in the Notes, which Note is incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted by us to a vote of our security holders during the fourth quarter of fiscal 2007.

EXECUTIVE OFFICERS OF THE REGISTRANT

The name, age, position held with us, and principal occupation and employment during at least the past 5 years for each of our executive officers as of August 25, 2007, are as follows:

Name and Age	Position Currently Held and Past Business Experience
Howard L. Lance, 51	Chairman of the Board, President and Chief Executive Officer since June 2003. President and Chief Executive Officer since January 2003. Formerly President of NCR Corporation and Chief Operating Officer of its Retail and Financial Group from July 2001 to October 2002. Prior to July 2001, Mr. Lance served for 17 years with Emerson Electric Company, where he held increasingly senior management positions with different divisions of the company, and was named Executive Vice President for Emerson's Electronics and Telecommunications businesses in 1999.
Robert K. Henry, 60.......	Executive Vice President and Chief Operating Officer since May 2007. Executive Vice President since July 2006. Senior Vice President from March 2003 to July 2006. President — Government Communications Systems Division from July 1999 to May 2007. Vice President — General Manager of the Communications Systems Division of the Electronic Systems Sector from 1997 to 1999. Formerly with Sanders, a Lockheed Martin company from 1995 to 1997, in various capacities of increasing responsibility, including: Vice President of Engineering and Vice President — General Manager Information Systems. Technical Operations Director, Martin Marietta, from 1993 to 1995. Business Interface South Manager, GE Aerospace, from 1990 to 1993.
Gary L. McArthur, 47	Vice President and Chief Financial Officer since March 2006. Vice President — Finance and Treasurer from January 2005 to March 2006. Vice President — Corporate Development from January 2001 to January 2005. Director — Corporate Development from March 1997 to December 2000. Formerly, Chief Financial Officer of 3D/EYE Inc. from 1996 to 1997. Executive Director — Mexico, Nextel from 1995 to 1996. Director — Mergers and Acquisitions, Nextel from 1993 to 1995. Prior to 1993, Mr. McArthur held various positions with Lehman Brothers, Inc., Cellcom Corp. and Deloitte & Touche.
R. Kent Buchanan, 55	Vice President, Corporate Technology and Development since February 2005. Formerly with Motorola, Inc. from 1989 to 2005 in various capacities, including: Senior Director of Growth Platforms; Vice President and General Manager — Global eBusiness; Vice President — General Manager — Radio Products Division; and Vice President — General Manager — Accessories and Aftermarket Products Division. Prior to 1989, Mr. Buchanan held positions with General Electric and General Instrument Corporation.
Eugene S. Cavallucci, 60 ...	Vice President, General Counsel since October 2004. Vice President — Counsel, Government Operations and Director of Business Conduct from July 1999 to October 2004. Vice President — Sector Counsel from August 1992 to June 1999. Mr. Cavallucci joined Harris in 1990.

Name and Age	Position Currently Held and Past Business Experience
Pamela A. Padgett, 51	Vice President, Investor Relations and Corporation Communications since January 2006. Vice President — Investor Relations from December 1996 to December 2005. Formerly, Vice-President — Mergers/Acquisitions of MC Financial Services, Ltd from 1990 to 1996.
Daniel R. Pearson, 55	Group President, Defense Communications and Electronics since May 2007. Group President — Defense Communications from July 2006 to May 2007. President — Department of Defense Programs, Government Communications Systems Division from November 2003 to July 2006. President — Network Support Division from June 2000 to November 2003. Mr. Pearson joined Harris in 1977.
Lewis A. Schwartz, 44	Vice President, Principal Accounting Officer since October 2006. Principal Accounting Officer from October 2005 to October 2006. Assistant Controller from October 2003 to October 2005. Director, Corporate Accounting from August 1999 to October 2003. Mr. Schwartz joined Harris in 1992. Formerly, Mr. Schwartz was with Ernst & Young LLP from 1986 to 1992.
Jeffrey S. Shuman, 52	Vice President, Human Resources and Corporate Relations since August 2005. Formerly with Northrop Grumman as Vice President of Human Resources and Administration, Information Technology Sector from March 2001 to August 2005; Senior Vice President of Human Resources Information Systems Group, Litton Inc. from September 1999 to March 2001; Technical Services Corp. Honeywell International/Allied Signal Corporation as Vice President — Human Resources from February 1997 to September 1999 and Director, Human Resources Allied Signal from January 1995 to February 1997; and Management Recruiters International of Orange County as President from 1994 to 1995. Prior to 1994 Mr. Shuman held various positions with Avon Products, Inc.
Timothy E. Thorsteinson, 53..	President, Broadcast Communications Division since July 2006 and President and Chief Executive Officer of Harris Canada Systems, Inc. since November 2003. Formerly with Thomson Broadcast & Media Solutions as Vice President Product Business Units from March 2002 to November 2003 and with Grass Valley Group as Chief Executive Officer and Chief Operating Officer from 1999 to 2002. Mr. Thorsteinson was with Tektronix, Inc. from 1991 to 1999, in various capacities of increasing responsibility, including President of the Video and Networking Division and President of the Pacific Operation.
Jeremy C. Wensinger, 44 ...	Group President, Government Communications Systems since May 2007. Group President — Integrated Systems and Services — Government Communications Systems Division from July 2006 to May 2007. President — Broadcast Communications Division from May 2004 to June 2006. Vice President and General Manager of Harris Technical Services Corporation from June 2003 to May 2004. Vice President of Harris Technical Services Corporation from July 1999 to June 2003. Mr. Wensinger joined Harris in 1989.

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was appointed or elected as an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. All of our executive officers are elected annually and serve at the pleasure of our Board of Directors.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Price Range of Common Stock

Our common stock, par value $1.00 per share, is listed and traded on the New York Stock Exchange ("NYSE"), under the ticker symbol "HRS." According to the records of our transfer agent, as of August 22, 2007, there were approximately 6,748 holders of record of our common stock. On February 25, 2005 our Board of Directors approved a two-for-one stock split of our common stock. The stock split was effected in the form of a 100 percent stock dividend distributed on March 30, 2005 to shareholders of record on March 14, 2005. All share and per share amounts and information presented in this Annual Report on Form 10-K for periods prior to the stock split have been retroactively restated to reflect the effect of this stock split. The high and low sales prices of our common stock as reported on the NYSE composite transactions reporting system and the dividends paid on our common stock for each quarterly period in our last two fiscal years are reported below:

	High	Low	Cash Dividends		High	Low	Cash Dividends
Fiscal 2007				**Fiscal 2006**			
First Quarter	$46.35	$37.80	$0.11	First Quarter	$42.48	$30.91	$0.08
Second Quarter	$46.95	$39.49	0.11	Second Quarter	$45.78	$36.72	0.08
Third Quarter	$52.93	$45.85	0.11	Third Quarter	$49.78	$42.17	0.08
Fourth Quarter	$56.50	$46.46	0.11	Fourth Quarter	$48.85	$37.69	0.08
			$0.44				$0.32

On August 22, 2007, the last sale price of our common stock as reported in the NYSE composite transactions reporting system was $59.22 per share.

Dividends

The dividends paid on our common stock for each quarter in our last two fiscal years are set forth in the tables above. On August 25, 2007, our Board of Directors increased our annual dividend rate from $0.44 per share to $0.60 per share and declared a quarterly cash dividend of $0.15 per share, which will be paid on September 17, 2007 to holders of record on September 6, 2007. Our annual common stock dividend rate, on a post-stock split basis, was $0.44, $0.32 and $0.24 per share in fiscal 2007, 2006 and 2005, respectively. Quarterly cash dividends are typically paid in March, June, September and December. We have paid cash dividends every year since 1941, and we currently expect that cash dividends will continue to be paid in the near future, but we can give no assurance. The declaration of dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, results of operations, future business prospects and other factors that our Board of Directors may deem relevant.

Harris Stock Performance Graph

The following performance graph and table do not constitute soliciting material and the performance graph and table should not be deemed filed or incorporated by reference into any other previous or future filings by us under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate the performance graph and table by reference therein.

The performance graph and table below compare the five-year cumulative total return of our common stock with the comparable five-year cumulative total returns of the Standard & Poor's 500 Information Technology Section Index ("S&P 500 Information Technology") and the Standard & Poor's 500 Composite Stock Index ("S&P 500"). The figures assume an initial investment of $100 at the close of business on June 30, 2002 in Harris, the S&P 500 Information Technology and the S&P 500, and the reinvestment of all dividends.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG HARRIS, S&P 500 AND S&P 500 INFORMATION TECHNOLOGY
$350
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
HARRIS
S&P 500
S&P 500 Information Technology

HARRIS FISCAL YEAR END	2002	2003	2004	2005	2006	2007
Harris —o—	$100	84	143	177	237	315
S&P 500 —□—	$100	108	135	130	131	165
S&P 500 Information Technology —△—	$100	100	119	127	138	166

Sales of Unregistered Securities

During fiscal 2007, we did not issue or sell any unregistered securities.

Issuer Repurchases of Equity Securities

During fiscal 2007, we repurchased 4,959,499 shares of our common stock at an average price per share of $49.78. During fiscal 2006, we repurchased 1,050,000 shares of our common stock at an average price per share of $42.71. The level of our repurchases depends on a number of factors, including our financial condition, capital requirements, results of operations, future business prospects and other factors that our Board of Directors may deem relevant. The timing, volume and nature of share repurchases are subject to market conditions, applicable securities laws and other factors and are at the discretion of management and may be suspended or discontinued at any time. Shares repurchased by us are cancelled and retired.

The following table sets forth information with respect to repurchases by us of our common stock during the fiscal quarter ended June 29, 2007:

Period*	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (1)	Maximum number or approximate dollar value of shares that may yet be purchased under the plans or programs (1)
Month No. 1				
(March 31, 2007 — April 27, 2007)				
Repurchase programs(1)	None	n/a	None	2,491,000
Employee transactions(2)	8,142	$51.04	n/a	n/a
Month No. 2				
(April 28, 2007 — May 25, 2007)				
Repurchase programs(1)	3,934,499	$50.81	3,934,499	$400,102,537
Employee transactions(2)	52,150	$50.02	n/a	n/a
Month No. 3				
(May 26, 2007 — June 29, 2007)				
Repurchase programs(1)	None	n/a	None	$400,102,537
Employee transactions(2)	19,265	$52.43	n/a	n/a
Total	4,014,056	$50.81	3,934,499	$400,102,537

* Periods represent our fiscal months.

(1) On April 27, 2004, we announced that our Board of Directors approved a share repurchase program that authorized us to repurchase, on a post-stock split basis, up to 6 million shares of our common stock through open-market transactions, or in negotiated block transactions. On April 27, 2007, at the end of the first fiscal month of the fourth quarter of fiscal 2007, our Board of Directors approved a new share repurchase program authorizing us to repurchase up to $600 million of our stock through open-market transactions, private transactions, transactions structured through investment banking institutions or any combination thereof. This new share repurchase program does not have a stated expiration date. Upon adoption of this new share repurchase program, the prior share repurchase authorization, under which authorization existed to repurchase an additional 2,491,000 shares (as reflected in the table above for Month No. 1), was terminated. Because the prior share repurchase authorization was based on a maximum number of shares that could be repurchased, while the authorization under this new share repurchase program is based on a maximum dollar amount of our stock that may be repurchased, commencing with the second fiscal month of the fourth quarter of fiscal 2007, we are reporting the approximate dollar value of shares that may yet be purchased under this new share repurchase program (as reflected in the table above for Month No. 2 and Month No. 3). Accordingly, the approximate dollar amount of our stock that may yet be purchased under this new share repurchase program as of June 29, 2007 is $400,102,537 (as reflected in the table above). This new share repurchase program has resulted, and is expected to continue to result, in repurchases in excess of offsetting the dilutive effect of shares issued under our share-based incentive plans. However, the level of our repurchases depends on a number of factors, including our financial condition, capital requirements, results of operations, future business prospects and other factors our Board of Directors may deem relevant. 3,440,599 shares repurchased during the quarter ended June 29, 2007 were repurchased pursuant to an Enhanced Overnight Share Repurchase Agreement entered into between us and Bank of America, N.A. All other shares were repurchased in open-market transactions. As a matter of policy, we do not repurchase shares during the period beginning on the 15th day of the third month of a fiscal quarter and ending two days following the public release of earnings and financial results for such fiscal quarter.

(2) Represents a combination of (a) shares of our common stock delivered to us in satisfaction of the exercise price and/or tax withholding obligation by holders of employee stock options who exercised stock options, (b) shares of our common stock delivered to us in satisfaction of the tax withholding obligation of holders of performance shares or restricted shares which vested during the quarter, (c) performance or restricted shares returned to us upon retirement or employment termination of employees or (d) shares of our common stock purchased by the trustee of the Harris Corporation Master Rabbi Trust at our direction to fund obligations under our deferred compensation plans. Our equity incentive plans provide that the value of shares delivered to us to pay the exercise price of options or to cover tax withholding obligations shall be the closing price of our common stock on the date the relevant transaction occurs.

See *Note 14: Stock Options and Share-Based Compensation* in the Notes for a general description of our stock and equity incentive plans.

ITEM 6. SELECTED FINANCIAL DATA.

The following table summarizes our selected historical financial information for each of the last five fiscal years. All amounts presented have been restated on a continuing operations basis. The selected financial information shown below has been derived from our audited consolidated financial statements, which for data presented for fiscal years 2007 and 2006 are included elsewhere in this Annual Report on Form 10-K. This table should be read in conjunction with our other financial information, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes, included elsewhere in this Annual Report on Form 10-K.

	Fiscal Years Ended				
	2007(1)	2006(2)	2005(3)	2004(4)	2003(5)
		(In millions, except per share amounts)			
Revenue from product sales and services	$4,243.0	$3,474.8	$3,000.6	$2,518.6	$2,060.6
Cost of product sales and services	2,871.1	2,385.8	2,181.6	1,888.3	1,543.2
Interest expense	41.1	36.5	24.0	24.5	24.9
Income from continuing operations before income taxes and minority interest	660.8	380.8	298.4	180.0	108.2
Income taxes	190.9	142.9	96.2	54.3	37.9
Minority interest in Harris Stratex Networks, net of tax	10.5	—	—	—	—
Income from continuing operations	480.4	237.9	202.2	125.7	70.3
Discontinued operations net of income taxes	—	—	—	7.1	(10.8)
Net income	480.4	237.9	202.2	132.8	59.5
Average shares outstanding (diluted)	141.1	141.6	141.3	140.3	138.0
Per share data (diluted):					
Income from continuing operations	3.43	1.71	1.46	.92	.53
Discontinued operations	—	—	—	.05	(.08)
Net income	3.43	1.71	1.46	.97	.45
Cash dividends	.44	.32	.24	.20	.16
Net working capital	190.7	721.0	725.2	994.9	847.1
Net property, plant and equipment	459.2	393.4	318.3	283.3	281.6
Long-term debt	408.9	699.5	401.4	401.4	401.6
Total assets	4,406.0	3,142.3	2,457.4	2,225.8	2,075.3
Shareholders' equity	1,903.8	1,662.1	1,439.1	1,278.8	1,183.2
Book value per share	14.69	12.51	10.83	9.64	8.91

(1) Results for fiscal 2007 include: a $143.1 million after-tax ($1.01 per diluted share) gain on the combination with Stratex offset by $22.9 million after-tax and minority interest ($.16 per diluted share) of transaction and integration costs in our Harris Stratex Networks segment; a $6.0 million after-tax ($.04 per diluted share) charge for cost-reduction actions and a $12.3 million after-tax ($.09 per diluted share) write-down of capitalized software in our Broadcast Communications segment; a $12.9 million after-tax ($.09 per diluted share) write-down of our investment in Terion, Inc. due to an other-than-temporary impairment; and a $12.0 million after-tax ($.09 per diluted share) income tax benefit from the settlement of a tax audit.

(2) Results for fiscal 2006 include: a $36.5 million after-tax ($.26 per diluted share) charge related to inventory write-downs and other charges associated with product discontinuances and the shutdown of manufacturing activities in our Harris Stratex Networks segment's Montreal, Canada plant; a $10.2 million after-tax ($.07 per diluted share) charge related to a write-off of in-process research and development costs, lower margins being recognized subsequent to our acquisition due to a step up in inventory recorded as of the acquisition date and other costs associated with our acquisition of Leitch in our Broadcast Communications segment; a $20.0 million after-tax ($.14 per diluted share) charge associated with the consolidation of manufacturing locations and cost-reduction initiatives in our Broadcast Communications segment; a $4.6 million after-tax ($.03 per diluted share) write-down of our passive investments due to other-than-temporary impairments; a $4.1 million after-tax ($.03 per diluted share) gain from the settlement of intellectual property infringement lawsuits; and a $5.4 million after-tax ($.04 per diluted share) charge related to our arbitration with Bourdex Telecommunications Limited ("Bourdex").

(3) Results for fiscal 2005 include: a $7.0 million after-tax ($.05 per diluted share) charge related to a write-off of in-process research and development costs and impairment losses on capitalized software development costs associated with our acquisition of Encoda; a $6.4 million after-tax ($.05 per diluted share) write-down of our passive investments due to other-than-temporary impairments; a $5.7 million after-tax ($.04 per diluted share) gain related to our execution of a patent cross-licensing agreement; and a $3.5 million after-tax ($.02 per diluted share) income tax benefit from the settlement of a tax audit.

(4) Results for fiscal 2004 include: an $8.1 million after-tax ($.06 per diluted share) charge related to cost-reduction actions taken in our Harris Stratex Networks and Broadcast Communications segments; a $5.8 million after-tax ($.04 per diluted share) loss and a $4.4 million after-tax ($.03 per diluted share) gain in two unrelated patent infringement cases; a $3.4 million after-tax ($.02 per diluted share) write-down of our

interest in Teltronics, Inc.; a $3.0 million after-tax ($.02 per diluted share) gain from the reversal of a previously established reserve for the consolidation of our Broadcast Communications segment's European operations; and a $3.3 million after-tax ($.02 per diluted share) income tax benefit from the settlement of a foreign tax audit.

(5) Results for fiscal 2003 include: a $12.2 million after-tax ($.09 per diluted share) gain on the sale of our minority interest in our LiveTV, LLC joint venture; a $5.6 million after-tax ($.04 per diluted share) write-down of inventory related to our exit from unprofitable products and the shutdown of our Brazilian manufacturing plant in our Harris Stratex Networks segment; an $8.1 million after-tax ($.06 per diluted share) charge related to our disposal of assets remaining from our telecom switch business; and a $10.8 million after-tax ($.08 per diluted share) charge for cost-reduction measures taken in our Harris Stratex Networks and Broadcast Communications segments as well as our corporate headquarters.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The following Management's Discussion and Analysis ("MD&A") is intended to assist in an understanding of Harris. MD&A is provided as a supplement to, should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and related Notes appearing elsewhere in this Annual Report on Form 10-K. Except for the historical information contained herein, the discussions in MD&A contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in MD&A under "Forward-Looking Statements and Factors that May Affect Future Results."

The following is a list of the sections of MD&A, together with our perspective on the contents of these sections of MD&A, which we hope will make reading these pages more productive:

- ***Business Considerations*** — a general description of our businesses; the value drivers of our businesses and our strategy for achieving value; fiscal 2007 key indicators; and industry-wide opportunities, challenges and risks that are relevant to us in the government and defense, microwave communications and broadcast communications industries.

- ***Operations Review*** — an analysis of our consolidated results of operations and of the results in each of our four operating segments, to the extent the operating segment results are helpful to an understanding of our business as a whole, for the three years presented in our financial statements and in-process research and development.

- ***Liquidity, Capital Resources and Financial Strategies*** — an analysis of cash flows, common stock repurchases, dividend policy, capital structure and resources, contractual obligations, off-balance sheet arrangements, commercial commitments, financial risk management, impact of foreign exchange and impact of inflation.

- ***Critical Accounting Policies and Estimates*** — a discussion of accounting policies and estimates that require the most judgment and a discussion of accounting pronouncements that have been issued but not yet implemented by us and their potential impact.

- ***Forward-Looking Statements and Factors that May Affect Future Results*** — cautionary information about forward-looking statements and a description of certain risks and uncertainties that could cause our actual results to differ materially from our historical results or our current expectations or projections.

BUSINESS CONSIDERATIONS

General

We are an international communications and information technology company serving government and commercial markets in more than 150 countries. We are focused on developing best-in-class *assured communications*™ products, systems and services for global markets. Our four segments serve markets for government communications, RF communications, broadcast communications and wireless transmission network solutions. Our company generates revenue, income and cash flows by developing, manufacturing and selling communications products and software as well as providing related services. We generally sell directly to our customers, the largest of which is the U.S. Government and its prime contractors. We also utilize agents and intermediaries to sell some products and services, especially in international markets.

We structure our operations primarily around the markets we serve and for the fiscal year ended June 29, 2007, operated in the following four business segments: (1) Government Communications Systems, (2) RF Communications, (3) Broadcast Communications, and (4) Harris Stratex Networks (formerly Microwave

Communications). As described in greater detail in "Item 1. Business — Recent Acquisitions and Business Combinations" in this Annual Report on Form 10-K, in the third quarter of fiscal 2007, we combined our former Microwave Communications Division with Stratex, a publicly-traded provider of high-speed wireless transmission systems, to form a new company named Harris Stratex Networks. We own approximately 57 percent of Harris Stratex Networks' outstanding stock and the minority stockholders own approximately 43 percent of Harris Stratex Networks' outstanding stock. Following that combination, our business segment formerly referred to as Microwave Communications is now referred to as Harris Stratex Networks. The results of the Harris Stratex Networks segment reflect the results of the combined business for periods following the combination. Financial information with respect to all of our other activities, including corporate costs not allocated to the business segments, is reported as part of Headquarters Expense or Non-Operating Income (Loss).

On May 21, 2007, we announced that effective for fiscal 2008 (which began June 30, 2007), our segment reporting would be adjusted to reflect our new organizational structure. For fiscal 2008, our Department of Defense Programs area, part of our Government Communications Systems segment for fiscal 2007, will be combined with our RF Communications business and reported as our Defense Communications and Electronics segment. As a result, our segment reporting for fiscal 2008 will consist of the following four business segments: (1) Government Communications Systems, (2) Defense Communications and Electronics, (3) Broadcast Communications, and (4) Harris Stratex Networks. Our Broadcast Communications and Harris Stratex Networks segments will not change as a result of the adjustments to our organizational structure. These adjustments to our segment reporting take effect in fiscal 2008 and therefore do not affect the historical results, discussion or presentation of our business segments as set forth in this Annual Report on Form 10-K. We will begin to report our financial results consistent with this new segment reporting structure beginning with the first quarter of fiscal 2008.

Harris' mission statement is as follows: "Harris Corporation will be the best-in-class global provider of mission-critical assured communications systems and services to both government and commercial customers, combining advanced technology and application knowledge."

Value Drivers of Our Businesses and Our Strategy for Achieving Value

We are committed to our mission statement, and we believe that executing our mission statement creates value. Consistent with this commitment to effective execution, we currently focus on these key value drivers:

- Continuing profitable revenue growth in all segments;
- Focusing on operating efficiencies and cost reductions;
- Leveraging various corporate initiatives across business segments;
- Making strategic acquisitions to enhance and supplement our products and services portfolio and gain access to new markets; and
- Maintaining an efficient capital structure.

Continuing profitable revenue growth in all segments: We plan to focus on continued profitable growth by implementing the following strategies in each segment:

Government Communications Systems: Build on successes in core markets such as avionics, electronics and data links; space and ground SATCOM systems including antennas and space-hardened electronics; communications and information networks; database and image processing; wireless products; intelligence, surveillance and reconnaissance; and mission operations and services. Continue emphasis on customer and program diversification to balance portfolio risk. Leverage capabilities in communications and information technology needs into new Federal agencies.

RF Communications: Continue to leverage reputation and position as a leading provider of tactical radios in the areas of high-frequency ("HF"), multiband and cryptographic sub-systems; and expand market reach with new products such as the Falcon® III JTRS-compliant multiband handheld, manpack and vehicular and personal role radios as well as high-capacity line-of-site radios, COMSEC terminals, unmanned ground sensor products and international systems.

Broadcast Communications: Offer the global media market a broad portfolio of hardware and software solutions to support every segment of the supply chain that brings digital audio, video and data to consumers; and continue to fund a robust offering of new products for the three product areas of video distribution & digital media, transmission systems and software solutions.

Harris Stratex Networks: Continue to win opportunities with public telecommunications providers as well as Federal, state and other private network operators to meet increasing demand for capacity requirements and the demand for high-reliability, high-bandwidth networks that are more secure and better protected against natural and man-made disasters. Offer innovative new products and expanding regional sales channels to capture greenfield network opportunities and penetrate major regional mobile telecom operators to participate in network opportunities.

Offer a broad range of engineering and other professional services for network planning, systems architecture design and project management as a global competitive advantage. Expand our network operations offerings in microwave and non-microwave opportunities to create items that differentiate our total solutions offerings.

Focusing on operating efficiencies and cost reductions: Our principal focus areas for operating efficiencies and cost management are: reducing procurement costs through an emphasis on coordinated supply chain management; reducing product costs through dedicated engineering resources focused on product design; improving manufacturing efficiencies across all segments; and optimizing facility utilization.

Leveraging various corporate initiatives across business segments: One of our strengths is our ability to transfer technology among segments and focus our research and development projects in ways that benefit Harris as a whole. Another area of focus is cross-selling through segment sales channels and joint pursuits by multiple segments. Other corporate initiatives include joint international market channel development, such as shared distributors and coordinated "go-to-market" strategies.

Making strategic acquisitions: Another key value driver is effective capital allocation by making effective acquisitions and investments to build or complement the strengths in our base businesses. We believe acquisitions may also serve to balance and enhance our portfolio of businesses. In the third quarter of fiscal 2007, we combined our Microwave Communications Division with Stratex to form Harris Stratex Networks, the largest independent provider of wireless transmission network solutions, of which we own 57 percent. In the fourth quarter of fiscal 2007, we acquired Multimax, a leading provider of information technology and network services for the U.S. Government, which is being operated as part of our Government Communications Systems segment. The acquisition of Multimax will provide greater scale, a broader customer base and new growth opportunities through key positions on GWACs. In recent years, we have also made several acquisitions in our Broadcast Communications segment including Encoda, Leitch, OSi and Aastra Digital Video. These acquisitions helped us expand our product and service portfolio so we can offer end-to-end content delivery, transport and asset management solutions to our customers.

Maintaining an efficient capital structure: Our capital structure is intended to optimize our cost of capital. We believe our strong capital position, access to key financial markets, ability to raise funds at a low effective cost and overall low cost of borrowing provide a competitive advantage. We had $388.7 million in cash, cash equivalents and short-term investments as of June 29, 2007 and had $438.6 million of cash flows provided by operating activities during fiscal 2007. Our cash is not restricted and can be used to invest in capital expenditures, make strategic acquisitions, repurchase our common stock or pay dividends to our shareholders. During fiscal 2007, our Board of Directors approved a new share repurchase program authorizing the repurchase of up to $600 million of our stock. While this program does not have a stated expiration date, we repurchased $200 million of shares during fiscal 2007 under this program and management expects to repurchase the remaining $400 million of shares over the following eight quarters.

Key Indicators

We believe our value drivers, when implemented, will improve our key indicators of value such as: (1) net income and net income per diluted share, (2) revenue, (3) gross margin, (4) net income as a percentage of revenue, (5) operating cash flows, (6) return on average assets and (7) return on average equity. The measure of our success is reflected in our results of operations and liquidity and capital resources key indicators:

Fiscal 2007 Results of Operations Key Indicators: Net income, net income per diluted share, revenue, gross margin, and net income as a percentage of revenue represent key measurements of our value drivers:

- Net income increased 101.9 percent from $237.9 million in fiscal 2006 to $480.4 million in fiscal 2007, which includes a $143.1 million after-tax gain on the combination with Stratex;
- Net income per diluted share increased 100.6 percent from $1.71 in fiscal 2006 to $3.43 in fiscal 2007;
- Revenue increased 22.1 percent from $3.5 billion in fiscal 2006 to $4.2 billion in fiscal 2007;
- Gross margin (revenue from product sales and services less cost of product sales and services) increased from 31.3 percent of revenue in fiscal 2006 to 32.3 percent of revenue in fiscal 2007; and
- Net income as a percentage of revenue increased from 6.8 percent in fiscal 2006 to 11.3 percent in fiscal 2007.

Refer to MD&A heading "Operations Review" below for more information.

Liquidity and Capital Resources Key Indicators: Net cash provided by operating activities, return on average assets and return on average equity also represent key measurements of our value drivers.

- Our net cash provided by operating activities increased from $334.2 million in fiscal 2006 to $438.6 million in fiscal 2007.
- We expect to generate between $550 million and $600 million of net cash from operating activities in fiscal 2008.
- Return on average assets (defined as net income divided by the two-point average of total assets at the beginning and ending of the fiscal year) increased from 8.5 percent in fiscal 2006 to 12.7 percent in fiscal 2007.
- Return on average equity (defined as net income divided by the two-point average of shareholders' equity at the beginning and ending of the fiscal year) increased from 15.3 percent in fiscal 2006 to 26.9 percent in fiscal 2007.

Refer to MD&A heading "Liquidity, Capital Resources and Financial Strategies" below for more information.

Industry-Wide Opportunities, Challenges and Risks

Defense Markets: The U.S. President's budget proposal for the U.S. Government fiscal years 2008 to 2012 focuses on achieving a balanced budget while addressing the nation's most critical needs and the continuing trend by Federal agencies to reduce costs by outsourcing IT and communications related operations. The Administration's priorities include a continued and accelerated commitment to modernizing the military to focus more on the needs of its combat commanders and to develop portfolios of joint capabilities. As a result, the U.S. Government remains committed to funding intelligence, information superiority, special operations and support. Requirements to upgrade and modernize tactical radio communications capabilities and provide more secure, interoperable and reliable communications remain a funding priority. International defense forces continue to drive toward tactical communications upgrades and interoperability with the systems and equipment used by the U.S. Government.

The $481.4 billion DoD U.S. Government Fiscal Year ("GFY") 2008 budget request is approximately 11 percent above GFY 2007 levels. This excludes emergency supplemental funding. However, the President's budget has proposed a war-related funding request of $141.7 billion. While the DoD's budget increase can be a positive indicator of growth for the defense industry, we believe that the level of growth and amount of budget ultimately allocated to DoD procurement ("Procurement"), along with research, development, test and evaluation ("RDT&E") components of the DoD budget, are a better indicator of DoD spending. These accounts are applicable to defense contractors because they generally represent the amounts that are expended for military hardware and technology. We also believe that the federal budget deficit is putting pressure on spending in all agencies and the number of large new program starts has slowed.

While there is no assurance that the requested DoD budget increases will continue to be approved by Congress, the current outlook is one of increased DoD spending, which we believe will continue to positively affect our future orders, sales, income and cash flows. Conversely, a decline in the DoD budget would generally have a negative effect on future orders, sales, income and cash flows of defense contractors, including us, depending on the weapons platforms and programs affected by such budget reductions.

Government Markets Other Than Defense: A funding priority for the U.S. Government is the security of the U.S., which includes better communications interplay between law enforcement, civil government agencies, intelligence agencies and our military services. Funding for investments in secure tactical communications, information technology, information processing and additional communications assets and upgrades remains solid. Another priority of the U.S. Government is investments in productivity, cost reductions and outsourcing. As a result, programs that promote these initiatives are also expected to receive funding. We provide products and services to a number of U.S. Government agencies including the FAA, NRO, NGA, Census Bureau, Department of State, NSA, NOAA and others. Recent trends continue to indicate an increase in demand from these agencies to outsource their requirement for better, more efficient and less costly information technology and communications.

As a U.S. Government contractor, we are subject to U.S. Government oversight. The U.S. Government may investigate our business practices and audit our compliance with applicable rules and regulations. Depending on the results of those investigations and audits, the U.S. Government could make claims against us. Under U.S. Government procurement regulations and practices, an indictment or conviction of a government contractor could result in that contractor being fined and/or suspended from being able to bid on, or being awarded, new U.S. Government contracts for a period of time. Similar government oversight exists in most other countries where we conduct business. We are currently not aware of any compliance audits or investigations that could result in a significant impact to our financial condition, results of operations or cash flows.

While recent developments in the government and defense industry have had a positive impact on our Government Communications Systems and RF Communications segments, we remain subject to other risks associated with U.S. Government business, including technological uncertainties, dependence on annual appropriations and allotment of funds, extensive regulations and other risks, which are discussed under "Item 1A. Risk Factors" and under "Item 3. Legal Proceedings" in this Annual Report on Form 10-K.

Commercial Broadcast Communications and Microwave Communications Markets: Global economic growth rates continue at modest levels in the broadcast and microwave markets.

Global trends and developments in the broadcast communications market include:

- Transitioning from analog to digital media and HD content continues to reshape the broadcast and other media markets and drive demand;
- Continuing consolidation in broadcast and other media operators is creating larger enterprises seeking suppliers with a broad portfolio of hardware and software solutions to support all aspects of their operations;
- The Federal Communications Commission ("FCC") has mandated a DTV roll-out. Congressional legislation requires the return of all analog frequencies from the broadcasters by February 17, 2009. The returned analog spectrum will be available for auction by the FCC for new commercial uses, industry, media and mobile telecom services;
- Domestic radio broadcasters are taking steps to transition from analog to digital technology. There are approximately 13,500 radio stations in the United States; and
- The worldwide transition to digital technologies is in various stages of implementation. Many international markets remain primarily analog replacement markets.

Global trends and developments in the microwave communications market include:

- Continuing build-out of new networks in emerging markets to meet rapid subscriber growth;
- Increasing demand for microwave communications due to build-outs for third-generation ("3G") services rapidly increasing the number of cell sites;
- Increasing demand to support capacity needs for new triple-play services;
- Continuing fixed-line to mobile-line substitution;
- Private networks and public telecommunications operators building high-reliability, high-bandwidth data networks that are more secure and better protected against natural and man-made disasters;
- Continuing global mobile operator consolidation; and
- The FCC mandated a 2 GHz relocation project designed to resolve a public safety interference problem. The project includes the relocation of 12 federal agencies and a significant amount of microwave radio content. The FCC has mandated that most television broadcasters, fixed-link service users and others who operate within the 1990 — 2110 MHz spectrum band replace and/or upgrade their 2 GHz transmission facilities by September 7, 2007 to operate within the 2025 — 2110 MHz spectrum band. In exchange, the FCC will relinquish spectrum at 700 and 800 MHz and pay television broadcasters cash.

Our management believes that our experience and capabilities are well aligned with, and that we are positioned to capitalize on, the market trends noted above. While we believe that these developments generally will have a positive impact on us, we remain subject to general economic conditions that could adversely affect our customers. We also remain subject to other risks associated with these markets, including technological uncertainties, changes in the FCC's regulations, slow market adoption of digital radio and DTV or any of our new products and other risks which are discussed under "Forward-Looking Statements and Factors that May Affect Future Results" and "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

OPERATIONS REVIEW

Revenue and Net Income

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
		(In millions, except per share amounts)			
Revenue	$4,243.0	$3,474.8	22.1%	$3,000.6	15.8%
Net income	$ 480.4	$ 237.9	101.9%	$ 202.2	17.7%
% of revenue	*11.3%*	*6.8%*		*6.7%*	
Net income per diluted common share	$ 3.43	$ 1.71	100.6%	$ 1.46	17.1%

Fiscal 2007 Compared With Fiscal 2006: Our revenue for fiscal 2007 was $4,243.0 million, an increase of 22.1 percent compared to fiscal 2006. Net income for fiscal 2007 was $480.4 million, an increase of 101.9 percent compared to fiscal 2006 net income of $237.9 million. Fiscal 2007 revenue increased in all four of our business segments and was led by the increase in our RF Communications segment, which increased 45.8 percent and our Harris Stratex Networks segment, which increased 45.7 percent. Our Harris Stratex Networks segment's fiscal 2007 revenue increase was primarily due to the impact of the combination of our former Microwave Communications segment with Stratex in the third quarter of fiscal 2007.

The increase in net income was led by a $166.5 million increase in operating income in our Harris Stratex Networks segment as a result of the combination with Stratex, including a $163.4 million gain ($143.1 million after-tax) as a result of the transaction, partially offset by $46.0 million of transaction-related and integration costs. Our RF Communications segment also had significant improvement in operating income with a 44.6 percent increase over fiscal 2006. Our Broadcast Communications segment operating income was adversely impacted by $7.5 million of costs associated with cost-reduction actions in fiscal 2007 and the impact of an $18.9 million write-down of capitalized software associated with management's decision to discontinue an automation software development effort. Headquarters expense decreased in fiscal 2007 to $69.6 million compared to $75.4 million in fiscal 2006, primarily due to a $5.4 million charge related to our arbitration with Bourdex in fiscal 2006.

Net interest expense increased slightly from $24.7 million in fiscal 2006 to $27.6 million in fiscal 2007 mainly due to a full year impact of our September 2005 issuance of $300 million aggregate principal amount of 5% Notes due 2015. Our non-operating loss increased to $16.2 million in fiscal 2007, compared to $1.2 million in fiscal 2006, and included a $19.8 million write-down of our investment in Terion due to an other-than-temporary impairment. Our income taxes as a percentage of income before taxes and minority interest decreased from 37.5 percent in fiscal 2006 to 28.9 percent in fiscal 2007, primarily due to the tax free nature of the combination with Stratex and a favorable settlement that was approved by the United States Joint Committee on Taxation and related matters between us and the Internal Revenue Service concerning the tax audit for fiscal years 2001, 2002 and 2003. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Fiscal 2006 Compared With Fiscal 2005: Our revenue for fiscal 2006 was $3,474.8 million, an increase of 15.8 percent compared to fiscal 2005. Net income for fiscal 2006 was $237.9 million, an increase of 17.7 percent compared to fiscal 2005 net income of $202.2 million. Revenue increased in all four of our business segments and was led by the increase in our RF Communications segment, which increased 50.5 percent. Our Broadcast Communications segment's revenue increase was primarily due to the impact of the Leitch acquisition in the second quarter of fiscal 2006 and the Encoda acquisition in the second quarter of fiscal 2005.

Operating income in our RF Communications, Government Communications Systems and Broadcast Communications segments improved in fiscal 2006 when compared to fiscal 2005. Our RF Communications segment led this improvement with a 67.5 percent increase. Our Harris Stratex Networks segment had a $19.6 million operating loss in fiscal 2006 that included the impact of $39.6 million in charges associated with product discontinuances and a shutdown of manufacturing activities in Montreal, Canada. Our Broadcast Communications segment operating income was adversely impacted by a $25.0 million charge related to cost-reduction actions in fiscal 2006 and the impact of $11.9 million of charges related to our Leitch acquisition. Headquarters expense increased in fiscal 2006 and included the impact of a $5.4 million charge associated with a decision we received in our arbitration with Bourdex.

Net interest expense increased in fiscal 2006 over fiscal 2005 due to our September 2005 issuance of $300 million aggregate principal amount of 5% Notes due 2015. We had a non-operating loss of $1.2 million in fiscal 2006, compared to $6.3 million in fiscal 2005. Our income taxes as a percentage of income before taxes increased from 32.2 percent in fiscal 2005 to 37.5 percent in fiscal 2006, primarily due to a portion of the charges mentioned above being recorded in foreign jurisdictions where we had significant net operating losses and realization of the associated tax benefits was considered uncertain. See the "Discussion of Business Segments" portion below of this MD&A for further information.

Gross Margin

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$ 4,243.0	$ 3,474.8	22.1%	$ 3,000.6	15.8%
Cost of product sales and services	(2,871.1)	(2,385.8)	20.3%	(2,181.6)	9.4%
Gross margin	$ 1,371.9	$ 1,089.0	26.0%	$ 819.0	33.0%
% of revenue	*32.3%*	*31.3%*		*27.3%*	

Fiscal 2007 Compared With Fiscal 2006: Our gross margin (revenue less cost of product sales and services) as a percentage of revenue was 32.3 percent in fiscal 2007 compared to 31.3 percent in fiscal 2006. Gross margin as a percent of revenue increased in our Broadcast Communications and Harris Stratex Networks segments and decreased slightly in our Government Communications Systems segment. The overall blended fiscal 2007 gross margin was positively impacted by a larger mix of sales coming from our higher-margin RF Communications segment's products in fiscal 2007 compared to fiscal 2006 and the impact of the Leitch, Aastra Digital Video and OSi acquisitions in fiscal 2006 in our Broadcast Communications segment. Gross margins decreased in our Government Communications Systems segment as a result of schedule and cost overruns on a commercial satellite antenna program absorbed during the year. Gross margins in our Harris Stratex Networks segment were adversely impacted in fiscal 2006 by $35.0 million of inventory write-downs and other charges associated with product discontinuances and the shut down of manufacturing activities in our Montreal, Canada plant. Gross margins in our Harris Stratex Networks segment were impacted in fiscal 2007 by $8.7 million of lower margins being recognized subsequent to our combination with Stratex due to a step up in inventory and fixed assets recorded as of the combination date. The gross margin in our Broadcast Communications segment was adversely impacted in fiscal 2006 by $11.3 million of inventory write-downs associated with cost-reduction actions, including the transfer of European manufacturing operations to the United States and outsourcing of other manufacturing activity and $2.7 million of lower margins being recognized subsequent to our acquisition of Leitch due to a step up in inventory recorded as of the acquisition date. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Fiscal 2006 Compared With Fiscal 2005: Our gross margin (revenue less cost of product sales and services) as a percentage of revenue was 31.3 percent in fiscal 2006 compared to 27.3 percent in fiscal 2005. Fiscal 2006 gross margin as a percent of revenue increased in our Broadcast Communications, Government Communications Systems and RF Communications segments and decreased in our Harris Stratex Networks segment. The fiscal 2006 gross margin was also positively impacted by a larger mix of sales coming from our higher-margin RF Communications segment's products in fiscal 2006 compared to fiscal 2005. Gross margins decreased in our Harris Stratex Networks segment due to $35.0 million of inventory write-downs and other charges associated with product discontinuances and the shutdown of manufacturing activities in our Montreal, Canada plant. The gross margin increase in our Broadcast Communications segment included the impact of our Leitch and Encoda acquisitions, which had higher gross margins as a percentage of revenue than many of our other operations. The gross margin in our Broadcast Communications segment was adversely impacted by $11.3 million of inventory write-downs associated with previously announced cost-reduction actions, including the transfer of European manufacturing operations to the United States and outsourcing of other manufacturing activity and $2.7 million of lower margins being recognized subsequent to our acquisition of Leitch due to a step up in inventory recorded as of the acquisition date. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Engineering, Selling and Administrative Expenses

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Engineering, selling and administrative expenses	$830.7	$682.3	21.7%	$497.8	37.1%
% of revenue	*19.6%*	*19.6%*		*16.6%*	

Fiscal 2007 Compared With Fiscal 2006: Our engineering, selling and administrative expenses increased from $682.3 million in fiscal 2006 to $830.7 million in fiscal 2007. As a percentage of revenue, these expenses remained consistent at 19.6 percent in fiscal 2007 and fiscal 2006. The increase in our engineering, selling and administrative expenses in whole dollars is primarily related to the following in fiscal 2007: increased research and development costs associated with our RF Communications segment's Falcon® III radio development; our combination with Stratex including $37.3 million of transaction-related and integration costs; and $26.4 million of costs incurred related to the write-down of capitalized software and cost-reduction actions taken in our Broadcast Communications segment. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Overall company-sponsored research and product development costs, which are included in engineering, selling and administrative expenses, were $234.6 million in fiscal 2007, compared to $197.8 million in fiscal 2006. The increase was primarily due to increased spending on the development of our Falcon® III radio in our RF Communications segment and the full year impact of our acquisition of Leitch.

Fiscal 2006 Compared With Fiscal 2005: Our engineering, selling and administrative expenses increased from $497.8 million in fiscal 2005 to $682.3 million in fiscal 2006. As a percentage of revenue, these expenses increased from 16.6 percent in fiscal 2005 to 19.6 percent in fiscal 2006. The increase in our engineering, selling, and administrative expenses in whole dollars, as well as a percentage of revenue, was primarily related to increased research and development costs associated with our RF Communications segment's Falcon® III radio development, our acquisitions of Leitch and Encoda, $13.7 million of charges related to cost-reduction actions in our Broadcast Communications segment and a $5.4 million charge in headquarters expense related to our arbitration with Bourdex. The Leitch and Encoda businesses typically have higher engineering, selling and administrative expenses as a percentage of revenue than other Harris businesses. See the "Discussion of Business Segments" discussion below of this MD&A for further information.

Overall company-sponsored research and product development costs, which are included in engineering, selling and administrative expenses, were $197.8 million in fiscal 2006, compared to $146.2 million in fiscal 2005. The increase was primarily due to increased spending on the development of our Falcon® III radio in our RF Communications segment and the acquisitions of Leitch and Encoda.

Non-Operating Income (Loss)

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Non-operating (loss)	$(16.2)	$(1.2)	1,250%	$(6.3)	(81.0)%

Fiscal 2007 Compared With Fiscal 2006: Our non-operating loss was $16.2 million for fiscal 2007, compared to a non-operating loss of $1.2 million for fiscal 2006. The fiscal 2007 non-operating loss includes a $19.8 million write-down of our investment in Terion. See *Note 20: Non-Operating Income (Loss)* in the Notes for further information.

Fiscal 2006 Compared With Fiscal 2005: Our non-operating loss was $1.2 million for fiscal 2006, compared to a non-operating loss of $6.3 million for fiscal 2005. The fiscal 2006 decrease in the loss was primarily due to a $3.7 million loss recognized on the sale of securities in fiscal 2005. See *Note 20: Non-Operating Income (Loss)* in the Notes for further information.

Interest Income and Interest Expense

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Interest income	$ 13.5	$ 11.8	14.4%	$ 7.5	57.3%
Interest expense	(41.1)	(36.5)	12.6%	(24.0)	52.1%

Fiscal 2007 Compared With Fiscal 2006: Our interest income increased from $11.8 million in fiscal 2006 to $13.5 million in fiscal 2007 due to a higher average balance of cash and cash equivalents and short-term investments. Our interest expense increased from $36.5 million in fiscal 2006 to $41.1 million in fiscal 2007 primarily due to the full-year impact of the $300 million in aggregate principal amount of 5% Notes due October 1, 2015 issued on September 20, 2005.

Fiscal 2006 Compared With Fiscal 2005: Our interest income increased from $7.5 million in fiscal 2005 to $11.8 million in fiscal 2006 due to higher rates of interest earned on our cash and cash equivalents and short-term investments. Our interest expense increased from $24.0 million in fiscal 2005 to $36.5 million in fiscal 2006 as we issued $300 million in aggregate principal amount of 5% Notes due October 1, 2015 in the first quarter of fiscal 2006.

Income Taxes

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Income before income taxes and minority interest	$660.8	$380.8	73.5%	$298.4	27.6%
Income taxes	190.9	142.9	33.6%	96.2	48.5%
% of before income taxes and minority interest	*28.9%*	*37.5%*		*32.2%*	

Fiscal 2007 Compared With Fiscal 2006: Our provision for income taxes as a percentage of income before income taxes and minority interest decreased from 37.5 percent in fiscal 2006 to 28.9 percent in fiscal 2007. The decrease in our effective tax rate in fiscal 2007 resulted from several items. During fiscal 2007, the United States Joint Committee on Taxation approved a favorable settlement between us and the Internal Revenue Service concerning the tax audit for fiscal years 2001, 2002 and 2003. The settlement, together with related matters, reduced tax expense in an aggregate amount of $12 million. The remaining decrease in the provision for income taxes was primarily due to the tax free nature of the combination with Stratex, which resulted in a $163.4 million pre-tax gain ($143.1 million after-tax), partially offset by transaction-related costs incurred in our Harris Stratex Networks segment and cost-reduction initiatives in our Broadcast Communications segment in foreign jurisdictions where we have significant net operating losses and where we were unable to recognize a tax benefit associated with these charges due to uncertainty about their realization. See *Note 22: Income Taxes* in the Notes for further information.

Fiscal 2006 Compared With Fiscal 2005: Our provision for income taxes as a percentage of income before income taxes and minority interest increased from 32.2 percent in fiscal 2005 to 37.5 percent in fiscal 2006. The increase in the rate was primarily attributable to charges associated with inventory write-downs in our Harris Stratex Networks segment, cost-reduction actions in our Broadcast Communications segment and a charge from our arbitration with Bourdex being recorded in foreign jurisdictions, where realization of the associated tax benefits was considered uncertain because we had significant operating losses in those jurisdictions. The remaining increase in the rate was mainly driven by the increase in our earnings and the fixed nature of tax credits and other benefits we received in both years related to export sales and a $3.5 million reduction in taxes in fiscal 2005 from the resolution of certain tax issues, for which liabilities had previously been established.

Discussion of Business Segments

Government Communications Systems Segment

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$1,997.1	$1,812.5	10.2%	$1,805.2	0.4%
Segment operating income	225.6	216.5	4.2%	203.4	6.4%
% of revenue	*11.3%*	*11.9%*		*11.3%*	

Fiscal 2007 Compared With Fiscal 2006: Government Communications Systems segment revenue increased 10.2 percent and operating income increased 4.2 percent from fiscal 2006 to fiscal 2007. The increase in revenue primarily came from the FDCA program for the U.S. Census Bureau, the FTI program for the FAA, the Patriot technical services program for the NRO, several new programs from our national intelligence customers, the CDL Hawklink program for the U.S. Navy, the MIDS terminals program for the DoD, aircraft avionics for the F-22A aircraft and the acquisition of Multimax on June 15, 2007. Significant programs in fiscal 2007 included FTI, Patriot, FDCA, MCOM, F/A-18E/F, MTAIP, F-35 Joint Strike Fighter, OSSS, State 6 program for the U.S. Department of State Bureau of Consular Affairs and various classified programs.

Total funded and unfunded backlog was approximately $4.637 billion and $4.572 billion at June 29, 2007 and June 30, 2006, respectively. These amounts included both funded backlog (unfilled firm orders for which funding has been authorized) and unfunded backlog (primarily unfilled firm and expected follow-on orders that have not yet met our established funding criteria). Our established funding criteria require both authorization by the customer as well as our management's determination that there is little or no risk to the authorized funding being rescinded. Funded backlog was approximately $372 million at June 29, 2007 compared to $400 million at June 30, 2006.

Government Communications Systems segment operating income increased during fiscal 2007 when compared to fiscal 2006, primarily due to favorable program mix offset by schedule and cost overruns on a satellite antenna program absorbed during fiscal 2007. Engineering, selling and administrative expenses in this segment decreased in fiscal 2007 when compared to fiscal 2006 primarily due to a gain recorded on the sale of our STAT network security product line.

During the fourth quarter of fiscal 2007, we completed our acquisition of Multimax, a leading provider of information technology and network services for the U.S. Government. With this acquisition, we have nearly doubled our IT services revenue, added a number of new customers across the DoD and civilian agencies, and gained positions on long-term government IT services contracts. For further information related to the acquisition of Multimax, including the allocation of the purchase price and pro forma results as if the acquisition of Multimax had taken place as of the beginning of the periods presented, see *Note 3: Business Combinations* in the Notes.

The following major contract awards and highlights occurred during fiscal 2007 in our Government Communications Systems segment:

- $44 million, three-year contract from Mobile Satellite Ventures to provide commercial space antenna systems. This order was strategically important to us and is expected to assist us to further penetrate the commercial space market.
- $42 million, follow-on contract on our State 6 program that provides information technology architecture technical services to the Department of State's Bureau of Consular Affairs.
- $36 million, four-year contract with the Government Printing Office to develop a digital information system that will allow the public to access Federal documents from all three branches of the Federal government and the Federal Depository Library Program.
- $66 million, three-year contract for pre-production and testing of the Hawklink Common Data Link system for the Navy's LAMPS helicopters. Potential value of the Hawklink production program could exceed $350 million by 2015.
- $33.5 million, four-year contract from ViaSat, Inc. for additional hardware for integration into the MIDS terminals that provide U.S. military forces with secure, jam-resistant digital tactical communications. This follow-on award brings the overall potential value of this contract to $140 million.
- $30 million, follow-on contract with the Air Force to provide fiber optic network components for the Air Force's premier air superiority fighter.
- Several classified programs.

During fiscal 2007 this segment derived 95 percent of its revenue from the U.S. Government including 15 percent from the FAA.

Fiscal 2006 Compared With Fiscal 2005: Government Communications Systems segment revenue increased 0.4 percent and operating income increased 6.4 percent from fiscal 2005 to fiscal 2006. The increase in revenue primarily came from the FTI program for the FAA, the Patriot technical services program for the NRO, the RADIC program for the NSA and increased sales of commercial satellite antenna products, partially offset by spending constraints on our national intelligence customers. Also, fiscal 2005 benefited from $79 million in revenue from the Iraqi Media Network program, which was completed in the fourth quarter of fiscal 2005. Significant programs in fiscal 2006 included FTI, Patriot, MCOM, F-35 Joint Strike Fighter, OSSS, State 6 program for the U.S. Department of State's Bureau of Consular Affairs to modernize its information technology architecture, the U.S. Air Force's family of Beyond Line-of-Sight program, F/A-18E/F, MTAIP and various classified programs.

Total funded and unfunded backlog was approximately $4.572 billion and $4.401 billion at June 30, 2006 and July 1, 2005, respectively. These amounts included both funded backlog (unfilled firm orders for which funding has been authorized) and unfunded backlog (primarily unfilled firm and expected follow-on orders that have not yet met our established funding criteria). Our established funding criteria require both authorization by the customer as well as our management's determination that there is little or no risk to the authorized funding being rescinded. Funded backlog was approximately $400 million at June 30, 2006 compared to $395 million at July 2, 2005.

Government Communications Systems segment operating income improved during fiscal 2006 when compared to fiscal 2005, primarily due to strong program execution and a higher mix of fixed-price production programs and favorable program closeouts, which was partially offset by investments made for programs such as FTI and Patriot that were in their early phases. Engineering, selling and administrative expenses in this segment increased in fiscal 2006 when compared to fiscal 2005 due to increased investment in supply chain-related initiatives and the impact of expensing stock options under Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("Statement 123R").

The following major contract awards and highlights occurred during fiscal 2006 in our Government Communications Systems segment:

- $600 million, five-year contract with the U.S. Census Bureau for its Field Data Collection Automation program. We will integrate multiple automated systems required to obtain data from field census-takers during the 2010 Census.
- $27 million, three-year program to develop and integrate a communications system that will link the U.S. Navy's Advanced Deployable System undersea surveillance sensors with host Littoral Combat Ships.
- $10 million design contract on the U.S. Army WIN-T program for the low-rate initial production phase.
- $10 million, two-year development contract from Lockheed Martin to provide the Joint Air to Surface Standoff Missile Extended Range weapon data link transceiver that allows weapons to be re-tasked while in flight.
- $8 million initial design and development contract to provide ground terminals for NOAA's Geostationary Operational Environmental Satellite R weather satellite program.
- A contract with Space Systems/Loral to design and construct four unfurlable mesh reflectors for commercial satellites.
- Several classified programs.

During fiscal 2006 this segment derived 95 percent of its revenue from the U.S. Government including 13 percent from the FAA.

RF Communications Segment

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$1,179.1	$808.6	45.8%	$537.1	50.5%
Segment operating income	403.2	278.9	44.6%	166.5	67.5%
% of revenue	*34.2%*	*34.5%*		*31.0%*	

Fiscal 2007 Compared With Fiscal 2006: RF Communications segment revenue increased 45.8 percent and operating income increased 44.6 percent from fiscal 2006 to fiscal 2007. Strong revenue growth continued in both U.S. and international markets fueled by on-going tactical radio modernization programs. Demand for our Falcon® II and Falcon® III tactical radios continued to be driven by their advanced features and strong performance in the field.

We have now delivered over 17,000 units of our next-generation Falcon® III multi-band handheld radio since its launch in fiscal 2006. The Falcon® III handheld radio is the first widely-fielded tactical radio to receive certification from the Joint Tactical Radio System Joint Program Executive Office ("JTRS JPEO") and the NSA. Customers for the Falcon® III handheld and vehicular radio systems include the U.S. Army, U.S. Navy and U.S. Air Force, as well as other government agencies. The Falcon® III has been well received by the market and is providing true multi-mode operational capabilities, including ground-to-ground, ground-to-air and long-range tactical satellite communications. The Falcon® III multiband manpack radio, scheduled for release in September 2007, will be the first NSA-certified radio to provide wideband secure networking for data-intensive applications, such as video transmission in mobile battlefield conditions.

The fiscal 2007 operating income increase in our RF Communications segment was driven primarily by higher sales volume partially offset by a decline in gross margin as a percent of sales as a result of increased sales of our Falcon® III handheld radio units which have lower margins. As a percentage of sales, engineering, selling and administrative expense decreased from fiscal 2006 to 2007 in our RF Communications segment primarily due to the 45.8 percent increase in revenue. This segment continued, however, to invest in research and development costs associated with the development of our Falcon® III product family. To continue to meet strong demand across all product lines in this segment, in fiscal 2007 we significantly expanded our radio manufacturing capacity.

Orders for fiscal 2007 were $1.3 billion for this segment. Significant orders secured during fiscal 2007 included:

- An IDIQ contract with a maximum value of $422 million from the U.S. Army for Falcon II HF manpack radios and related vehicular base station systems. We received an initial $104 million order under this contract.

- An IDIQ contract by the JTRS JPEO to supply the DoD with next-generation Falcon III multiband handheld radios and vehicular systems. This contract has a one-year maximum value of $2.7 billion and a five-year maximum value of $7 billion. Under the contract, orders will be awarded based on competitive bidding between us and the incumbent supplier.
- Significant orders to provide tactical radios to customers in Kenya, the United Kingdom, Algeria, Iraq, Canada, Romania, Poland, Spain, Saudi Arabia, Belgium, Bulgaria, Denmark, the Republic of Georgia, the Netherlands, Afghanistan, Singapore and Nigeria.

Fiscal 2006 Compared With Fiscal 2005: RF Communications segment revenue increased 50.5 percent and operating income increased 67.5 percent from fiscal 2005 to fiscal 2006. Strong revenue growth came from both U.S. and international markets and was primarily driven by force modernization, force restructuring initiatives moving communications closer to individual soldiers, and the worldwide need for interoperable communications. This demand led to increased sales of our Falcon® II family of products and the successful introduction of our new Falcon® III product family.

The operating income improvement in our RF Communications segment was driven primarily by improved gross margin on higher sales volume as manufacturing efficiencies were realized. Engineering, selling and administrative expenses increased in our RF Communications segment during fiscal 2006 when compared to fiscal 2005 due to additional research and development costs associated with the development of our Falcon® III product family and expenses needed to market and sell new products. To continue to meet strong demand across all product lines in this segment, we significantly expanded our radio manufacturing capacity.

Orders for fiscal 2006 were above $1.0 billion for this segment. Significant orders secured during fiscal 2006 included:

- A $169 million contract and a $38 million contract from the U.S. Army Communications and Electronics Command to deliver Falcon® III AN/VRC-110 vehicular radio systems.
- Several contracts totaling over $250 million from the U.S. Marine Corps to deliver Falcon® II AN/PRC-117F(C) multiband tactical radios and AN/PRC-150(C) high frequency radios.
- Several contracts totaling over $350 million from the U.S. Army to deliver Falcon® II AN/PRC-117F(C) multiband tactical radios and AN/PRC-150(C) high frequency radios.
- Significant orders to provide tactical radios to customers in the United Kingdom, Algeria, Mexico, Chile, Iraq, Canada, NATO headquarters, Romania, Uganda, Poland, Spain, Pakistan, Saudi Arabia and Estonia.

Harris Stratex Networks Segment

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$508.0	$348.7	45.7%	$320.2	8.9%
Segment operating income (loss)	146.9	(19.6)	*	7.7	*
% of revenue	*28.9%*	*(5.6)%*		*2.4%*	

* Not meaningful

Fiscal 2007 Compared With Fiscal 2006: Harris Stratex Networks segment revenue increased 45.7 percent from fiscal 2006 to fiscal 2007. Organic revenue growth (calculated on a pro forma basis as if the former Microwave Communications Division and Stratex had been combined since the beginning of fiscal 2006) in fiscal 2007 was 11 percent when compared to fiscal 2006. This segment had an operating income of $146.9 million in fiscal 2007 compared to an operating loss of $19.6 million in fiscal 2006.

On January 26, 2007 our Microwave Communications segment was combined with Stratex to create Harris Stratex Networks, with us owning 57 percent of the outstanding shares. Our fiscal 2007 financial results include five months of Harris Stratex Networks on a fully consolidated basis, with an elimination of the minority interest.

North America microwave revenue increased by $48 million or 28 percent from fiscal 2006 to fiscal 2007. Revenue for fiscal 2007 included $8 million of revenue related to the combination with Stratex. The remainder of the increase in North America microwave was primarily due to increased demand for our products driven by mobile operators that are upgrading and expanding networks for high bandwidth voice, data and video services and by private networks upgrading for increased reliability, survivability and interoperability. International microwave revenue increased by $109 million or 67 percent from fiscal 2006 to fiscal 2007. Revenue in fiscal 2007 included

$116 million of revenue related to the combination with Stratex. This increase in international microwave revenue from the combination with Stratex was partially offset by lower revenue due to the timing of project awards.

We recorded a $163.4 million pre-tax gain on the transaction which relates to the deemed sale for accounting purposes of 43 percent of the assets and liabilities of our former Microwave Communications business to the minority shareholders of Harris Stratex Networks. Additionally, we incurred $28.8 million of transaction-related costs such as the write-off of in-process research and development and the impact of a step up in inventory and fixed assets and $17.2 million of integration costs. For further information related to the combination with Stratex, including the allocation of the purchase price and pro forma results as if the combination with Stratex had taken place as of the beginning of the periods presented, see *Note 3: Business Combinations* and *Note 4: Ownership in Harris Stratex Networks* in the Notes.

These gains and charges were partially offset by income generated from the operations acquired from Stratex, and by the increased gross margin generated by the increased revenues from our North America microwave business.

Fiscal 2006 Compared With Fiscal 2005: Harris Stratex Networks segment (formerly our Microwave Communications segment) revenue increased 8.9 percent from fiscal 2005 to fiscal 2006. This segment had an operating loss of $19.6 million in fiscal 2006 compared to operating income of $7.7 million in fiscal 2005. The success of this segment's TRuepoint™ radio products and a strengthening market for microwave radios primarily drove the increase in revenue. International order rates increased, particularly in Africa. In North America, microwave demand for both private networks and mobile service providers was driven by capacity expansion and by network upgrades to provide high-reliability, high-bandwidth applications.

The decrease in operating income was primarily due to $39.6 million of inventory write-downs and severance costs associated with product discontinuances and the shut-down of our manufacturing activities in Montreal, Canada. During the second quarter of fiscal 2006, the Harris Stratex Networks segment successfully released additional frequencies of the TRuepoint™ product family, essentially completing all frequencies intended to be offered in the low- and mid-capacity microwave radio market segments. In light of these releases, and the market acceptance of previously released frequencies as demonstrated by TRuepoint™ product sales, management announced during the second quarter of fiscal 2006 a manufacturer's discontinuance ("MD") of the MicroStar M/H™, MicroStar L™ and Galaxy™ product families (the product families the TRuepoint™ product line was developed to replace) and of the ClearBurst™ product family, a product line that shares manufacturing facilities with the MicroStar™ and the Galaxy™ product lines in Montreal, Canada. In November 2005, letters were sent to MicroStar™, Galaxy™ and ClearBurst™ customers, informing them of the MD announcement.

We estimated expected demand for these products based on: responses to the letters noted above and a percentage of the installed base, using previous product MD history as a basis for this estimate. In addition, the customer service inventory of these discontinued products was reviewed and quantities required to support existing warranty obligations and contractual obligations were quantified. These analyses identified inventory held in multiple locations including Montreal, Canada; Redwood Shores, California; San Antonio, Texas; Paris, France; Mexico City, Mexico; Sao Paulo, Brazil; and Shenzhen, China. As a result of these analyses, $34.0 million of inventory was written down in the second quarter of fiscal 2006. Also, $5.6 million of severance and other costs were recorded in fiscal 2006 related to the shutdown of manufacturing activities in our Montreal, Canada plant and product discontinuances. The inventory reserved for in the second quarter of fiscal 2006 was subsequently disposed of or scrapped. No additional material costs or charges are expected to be incurred in connection with these product discontinuances.

The decrease in fiscal 2006 gross margins and operating income associated with the product discontinuances noted above were partially offset by improved gross margins in fiscal 2006 as a result of increased shipments of TRuepoint™, a family of lower-cost microwave radios, and a shift away from lower-margin international projects. Engineering, selling and administrative expenses increased in fiscal 2006 when compared to fiscal 2005 as a result of increased selling expenses and stock and cash based compensation plan expenses.

Orders in our Harris Stratex Networks segment increased 21 percent from $332 million in fiscal 2005 to $402 million in fiscal 2006. Significant orders received in this segment during fiscal 2006 included:

- $58 million in orders from Vmobile Nigeria as part of a contract to provide radios for its transmission and transport network spanning more than 5,000 kilometers.
- A $14 million order from the Commonwealth of Kentucky as part of a state-wide, three-year, potential $42 million program to transition the Kentucky Early Warning System from analog to digital technology using TRuepoint™ radios.

- Significant international orders received from customers in Nigeria, Canada, Mexico, Kenya, Ivory Coast, Romania, Brazil and Zambia.
- Various other large orders from private network and major mobile telecommunications providers in North America.

Broadcast Communications Segment

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Revenue	$599.5	$538.4	11.3%	$384.1	40.2%
Segment operating income	11.9	22.8	(47.8)%	18.1	26.0%
% of revenue	*2.0%*	*4.2%*		*4.7%*	

Fiscal 2007 Compared With Fiscal 2006: Broadcast Communications segment revenue increased 11.3 percent and operating income decreased 47.8 percent from fiscal 2006 to fiscal 2007. The increase in revenue was primarily attributable to the full year benefit of the acquisitions of Leitch and Aastra Digital Video made during fiscal 2006 and increased demand for our Video Infrastructure & Digital Media products. Investments in analog-to-digital and HD systems are enabling content providers and broadcasters to create, manage and deliver additional channels and video streams to consumers. HD Radio® Transmission systems revenue also increased as a result of further penetration of the new Harris Flexstar™ exciter. Revenue was lower in fiscal 2007 compared to fiscal 2006 in U.S. DTV transmission and software solutions products. During the fourth quarter of fiscal 2007, we exited our radio resale distribution channel, which involved sales of non-Harris OEM radio products at low gross margins, sold primarily through a telemarketing group.

Operating income in fiscal 2007 was adversely impacted by an $18.9 million write-down of capitalized software and a $7.5 million charge related to cost-reduction actions. The write-down of capitalized software was a result of management's decision to discontinue a software development effort. Income was also negatively impacted by the significant decline in U.S. DTV transmission and software solutions revenue, and by increased expenses associated with the investment and deployment of new software products including OSi Traffic™, H-Class™ Content Delivery, and Invenio™ Digital Asset Management.

Orders in our Broadcast Communications segment increased 30.3 percent from $511 million in fiscal 2006 to $666 million in fiscal 2007. Significant orders received by our Broadcast Communications segment during fiscal 2007 included:

- Video Infrastructure & Digital Media orders from: NFL Productions; Turner Broadcasting Systems; Fox Sports; Madison Square Garden Network and Anteon Corporation. These orders provide media solutions across multiple workflow areas such as newsroom editing, video processing and channel release.
- Transmission Systems orders from: Technical Innovation LLC; Telediffusion in Algeria; Oromiya Regional State in Ethiopia; and CBS Radio.
- Software Solutions orders from: BSkyB; Nexstar Broadcasting Group; Viasat; XM Satellite Radio; Disney Channel and Time Warner Cable.

Fiscal 2006 Compared With Fiscal 2005: Broadcast Communications segment revenue increased 40.2 percent and operating income increased 26.0 percent from fiscal 2005 to fiscal 2006. Leitch, which was acquired in October 2005, and Encoda, which was acquired in November 2004, were main contributors to the increase in segment revenue and operating income. The increase in revenue was also partly attributable to increased demand for DTV, NetVX networking, and HD Radio products.

Fiscal 2006 operating income for this segment was adversely impacted by a $25.0 million charge related to inventory write-downs, severance and other costs associated with cost-reduction actions. The cost-reduction actions were taken to address weakness in our international broadcast transmission markets and to further improve the segment's profitability. These actions included closing our Huntingdon, United Kingdom facility; relocating manufacturing of European-standard transmission products to our Quincy, Illinois facility; reducing our infrastructure in Austria; outsourcing manufacturing of radio consoles and related products from our Mason, Ohio facility; and headcount reductions from further integration within our software systems business. Charges incurred in fiscal 2006 related to these actions included $9.7 million of severance and other employee-related exit costs and $2.3 million of facility-related exit costs. These actions resulted in a headcount reduction of 150. The cost-reduction actions helped to significantly improve operating margins for this segment in fiscal 2006.

Research and development costs in this segment were higher in fiscal 2006 compared to fiscal 2005 because we continued to invest in new product development such as our H-Class™ broadcast enterprise software systems solution, FlexStar® HD Radio transmission products, next-generation video distribution and media products and transmission equipment for use in mobile video broadcasting applications.

During fiscal 2006, we made three strategic acquisitions in this segment. In October 2005, we completed the acquisition of Leitch, a publicly-held provider of high-performance video systems for the television broadcast industry. In April 2006, we completed the acquisition of OSi, a privately-held provider of air-time sales, traffic and billing software systems to over 350 call-letter broadcast stations in North America. In May 2006, we completed the acquisition of Aastra Digital Video, a developer and marketer of video networking products.

Operating income was negatively impacted during fiscal 2006 by $11.9 million of charges related to our acquisition of Leitch, including the write-off of in-process research and development, lower margins being recognized subsequent to our acquisition due to a step-up of inventory taken at the acquisition date and integration activities. For further information related to the acquisition of Leitch, including the allocation of the purchase price and pro forma results as if Leitch had been acquired as of the beginning of the periods presented, see *Note 3: Business Combinations* in the Notes.

Orders in our Broadcast Communications segment increased 66 percent from $308 million in fiscal 2005 to $511 million in fiscal 2006. This increase was primarily due to the acquisitions of Leitch and Encoda. Significant orders received by our Broadcast Communications segment during fiscal 2006 included:

- TV transmission equipment orders from: Media General and Entravision in the U.S.; Swisscomm Broadcasting in Switzerland; StarTV in Indonesia; TV Azteca in Mexico; Bridge Networks in Australia; and Radiocommunicatii in Romania.
- Radio transmission equipment orders from: Clear Channel Communications and other major broadcasters in the U.S., including a multi-year agreement with Cumulus Broadcasting to provide HD Radio transmission systems to over 250 Cumulus FM and AM stations; Iberica de Componentes in Spain; and Cimax in China.
- Software systems orders from: Tribune Broadcasting, Media General and other global TV networks that were transitioning from legacy products to our new H-Class™ software platform in the U.S. as well as orders from SkyPerfect in Japan.
- Networking orders from: the FAA through our FTI program, Sprint and the New York/New Jersey Port Authority in the U.S.; Radiocommunicatii in Romania; and Norkring in Norway.
- Video distribution and digital media products acquired in the Leitch acquisition experienced double-digit order growth in fiscal 2006 compared to fiscal 2005. Demand was particularly strong for the X75™ processor, Platinum™ router and IconMaster™ master control system.

Headquarters Expense and Corporate Eliminations

	2007	2006	2007/2006 Percent Increase/ (Decrease)	2005	2006/2005 Percent Increase/ (Decrease)
			(In millions)		
Headquarters expense	$69.6	$75.4	(7.7)%	$58.0	30.0%
Corporate eliminations	13.4	16.5	(18.8)%	16.5	0.0%

Fiscal 2007 Compared With Fiscal 2006: Headquarters expense decreased 7.7 percent from $75.4 million in fiscal 2006 to $69.6 million in fiscal 2007. As a percentage of revenue, headquarters expense decreased from 2.2 percent in fiscal 2006 to 1.6 percent in fiscal 2007. The decrease in headquarters expense was primarily due to a $5.4 million charge recorded in fiscal 2006 associated with a decision we received in our arbitration with Bourdex. Corporate eliminations decreased from $16.5 million in fiscal 2006 to $13.4 million in fiscal 2007 primarily due to less intersegment activity on our FTI and Radiocommunicatii programs.

Fiscal 2006 Compared With Fiscal 2005: Headquarters expense increased 30.0 percent from $58.0 million in fiscal 2005 to $75.4 million in fiscal 2006. As a percentage of revenue, headquarters expense increased from 1.9 percent in fiscal 2005 to 2.2 percent in fiscal 2006. The increase in headquarters expense was primarily due to a $5.4 million charge associated with a decision we received in our arbitration with Bourdex. The increase in headquarters expense also included the impact of stock-based compensation expense, consulting fees and charitable contributions. Corporate eliminations were unchanged at $16.5 million in fiscal 2005 and fiscal 2006.

In-Process Research and Development

In connection with the combination with Stratex, we allocated $15.3 million of the purchase price to in-process research and development projects. These allocations represent the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. At the date of the combination, the development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative future uses. Accordingly, these costs were expensed as a charge to earnings and are included in engineering, selling and administrative expenses. In making these purchase price allocations we relied on present value calculations of income, an analysis of project accomplishments and completion costs and an assessment of overall contribution and project risk.

The value assigned to the purchased in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products and discounting the net cash flows to their present value using a discount rate of 19 percent.

The Stratex projects were for the development of the next generation of the Eclipse product ("Next Generation Eclipse"). The Next Generation Eclipse product is expected to incorporate significant modifications to address carrier-grade Ethernet functionality. The functionality in the planned product is expected to represent the first significant jump related to capacity and capability associated with packet switching. As of the valuation date, this project was approximately 50 percent complete with initial product release expected in late calendar 2007 and had remaining costs until completion of approximately $3.4 million.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL STRATEGIES

Cash Flows

	Fiscal Years Ended		
	2007	2006	2005
		(In millions)	
Net cash provided by operating activities	$ 438.6	$ 334.2	$ 338.8
Net cash used in investing activities	(382.9)	(768.6)	(316.7)
Net cash provided by (used in) financing activities	133.3	236.4	(76.9)
Effect of exchange rate changes on cash and cash equivalents	(2.0)	1.7	0.9
Net increase (decrease) in cash and cash equivalents	$ 187.0	$(196.3)	$ (53.9)

Cash and cash equivalents: Our cash and cash equivalents increased by $187.0 million to $368.3 million at the end of fiscal 2007, primarily due to $438.6 million of cash flow generated from operating activities; $400.0 million in commercial paper issued to fund the acquisition of Multimax and $117.7 million of net proceeds from the sale of short-term investments. These increases were partially offset by a net $371.5 million of cash paid for acquisitions and combinations; $129.1 million of software and property, plant and equipment additions; $246.9 million of common stock repurchases and $58.2 million of cash dividends. We own 57 percent of Harris Stratex Networks, which had a cash and cash equivalents balance of $69.2 million included in our consolidated cash balance of $368.3 million as of June 29, 2007. The $69.2 million balance is available for general corporate purposes only by Harris Stratex Networks.

Management currently believes that existing cash, funds generated from operations, our credit facilities and access to the public and private debt and equity markets will be sufficient to provide for our anticipated requirements for working capital, capital expenditures and stock repurchases under the current repurchase program for the next 12 months and the foreseeable future. We anticipate tax payments over the next three years to be less than our tax expense during the same period. We anticipate that our fiscal 2008 cash payments may include strategic acquisitions. Other than those noted in the "Contractual Obligations" discussion below in this MD&A and potential acquisitions, no other significant cash payments are anticipated in fiscal 2008 and thereafter.

There can be no assurance, however, that our business will continue to generate cash flow at current levels, or that anticipated operational improvements will be achieved. If we are unable to maintain cash balances or generate sufficient cash flow from operations to service our obligations, we may be required to sell assets, reduce capital expenditures, terminate our stock repurchase program, reduce or eliminate dividends, refinance all or a portion of our existing debt or obtain additional financing. Our ability to make scheduled principal payments or pay interest on or refinance our indebtedness depends on our future performance and financial results, which, to a certain extent, are subject to general conditions in or affecting the government, defense, microwave communications and broadcast communications markets and to general economic, political, financial, competitive, legislative and regulatory factors beyond our control.

Net cash provided by operating activities: Our net cash provided by operating activities was $438.6 million in fiscal 2007 compared to $334.2 million in fiscal 2006. All four of our segments generated positive cash flows in fiscal 2007 with RF Communications and Government Communications Systems posting significant improvements when compared to fiscal 2006. Fiscal 2007 cash flow improvements resulted primarily from higher operating income in our RF Communications segment. Fiscal 2006 cash provided by operating activities benefited from income tax refunds. We expect cash flow provided by operating activities in fiscal 2008 to be between $550 million and $600 million.

Net cash used in investing activities: Our net cash used in investing activities was $382.9 million in fiscal 2007 compared to $768.6 million in fiscal 2006. Net cash used in investing activities in fiscal 2007 was due to a net $371.5 million cash paid for business acquisitions and combinations, $88.8 million additions of property, plant and equipment and $40.3 million additions of capitalized software offset by $117.7 million in net proceeds from the sale of short-term investments. Net cash used in investing activities in fiscal 2006 was due to $509.6 million cash paid for business acquisitions, $112.6 million net purchases of short-term investments, $101.8 million additions of property, plant and equipment and $44.6 million additions of capitalized software.

The decrease in our additions of capitalized software and property, plant and equipment from $146.4 million in fiscal 2006 to $129.1 million in fiscal 2007 relates primarily to higher levels of software purchases in our Government Communications Systems segment in fiscal 2006 and fiscal 2006 expenditures to increase manufacturing capacity related to Falcon® II and Falcon® III radio production in our RF Communications segment. Our total additions of capitalized software and property, plant and equipment in fiscal 2008 are expected to be in the $140 million to $150 million range.

Net cash provided by financing activities: Our net cash provided by financing activities in fiscal 2007 was $133.3 million compared to net cash provided by financing activities in fiscal 2006 of $236.4 million. The net cash provided by financing activities in fiscal 2007 was primarily from the issuance of $400.0 million in commercial paper issued in connection with the acquisition of Multimax. See *Note 12: Short-Term Debt* in the Notes for more information. The net cash provided by financing activities in fiscal 2007 also included proceeds from the exercise of employee stock options of $35.7 million. Fiscal 2007 cash provided by financing activities from the issuance of debt and proceeds from the exercise of employee stock options was partially offset by the payment of cash dividends totaling $58.2 million and the repurchase of common stock of $246.9 million. In fiscal 2007, we issued 1,673,501 shares of common stock to employees under the terms of our option and incentive plans.

The net cash provided by financing activities in fiscal 2006 was primarily from the issuance of $300 million in aggregate principal amount of 5% Notes due October 1, 2015. See *Note 13: Long-Term Debt* in the Notes for more information. The net cash provided by financing activities in fiscal 2006 also included proceeds from the exercise of employee stock options of $33.8 million. Fiscal 2006 cash provided by financing activities from the issuance of debt and proceeds from the exercise of employee stock options was partially offset by the payment of cash dividends totaling $42.7 million and the repurchase of common stock of $44.9 million. In fiscal 2006, we issued 1,697,526 shares of common stock to employees under the terms of our option and incentive plans.

Common Stock Repurchases

During fiscal 2007, we used $246.9 million to repurchase 4,959,499 shares of our common stock at an average price per share of $49.79 including commissions. During fiscal 2006, we used $44.9 million to repurchase 1,050,000 shares of our common stock at an average price per share of $42.71 including commissions. During fiscal 2007, our Board of Directors approved a new share repurchase program authorizing the repurchase of up to $600 million of our stock. While this program does not have a stated expiration date, we repurchased approximately $200 million of shares during the fourth quarter of fiscal 2007 and management expects to repurchase the remaining $400 million of shares over the following eight quarters. We expect this new program to result in repurchases in excess of offsetting the dilutive effect of shares issued under our share-based incentive plans. Share repurchases are expected to be funded with available cash. Repurchases under the program may be made through open market purchases, private transactions, transactions structured through investment banking institutions or any combination thereof. The timing, volume and nature of share repurchases are subject to market conditions, applicable securities laws and other factors and are at our discretion and may be suspended or discontinued at any time. This share repurchase program replaced the prior share repurchase authorization. Additional information regarding repurchases made during fiscal 2007 and our repurchase programs is set forth above under Part II, "Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Dividend Policy

On August 25, 2007, our Board of Directors authorized a quarterly common stock dividend of $0.15 per share, for an annualized rate of $0.60 per share, which was our sixth consecutive annual increase in our quarterly dividend rate. Our annual common stock dividend was $0.44, $0.32, and $0.24 per share in fiscal 2007, 2006 and 2005, respectively. Additional information concerning our dividends is set forth above under Part II, "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

Capital Structure and Resources

On March 31, 2005, we entered into a five-year, senior unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of lenders. The Credit Agreement provides for the extension of credit to us in the form of revolving loans and letters of credit issuances at any time and from time to time during the term of the Credit Agreement, in an aggregate principal amount at any time outstanding not to exceed $500 million (we may request an increase, not to exceed an additional $250 million). The Credit Agreement may be used for working capital and other general corporate purposes and to support any commercial paper that we may issue. At our election, borrowings under the Credit Agreement will bear interest either at LIBOR plus an applicable margin or at the base rate. The base rate is a fluctuating rate equal to the higher of the Federal funds rate plus 0.50 percent or SunTrust Bank's publicly announced prime lending rate. The Credit Agreement provides that the interest rate margin over LIBOR, initially set at 0.50 percent, will increase or decrease within certain limits based on changes in the ratings of our senior, unsecured long-term debt securities. We are also permitted to request borrowings with interest rates and terms that are to be set pursuant to competitive bid procedures or directly negotiated with a lender or lenders.

The Credit Agreement contains certain covenants, including covenants limiting: liens on our assets; certain mergers, consolidations or sales of assets; certain sale and leaseback transactions; certain vendor financing investments; and the use of proceeds for hostile acquisitions. The Credit Agreement also prohibits our consolidated ratio of total indebtedness to total capital from being greater than 0.60 to 1.00 and prohibits our consolidated ratio of adjusted EBITDA to net interest expense from being less than 3.00 to 1.00 for any rolling four-quarter period. The Credit Agreement contains certain events of default, including: payment defaults; failure to perform or observe terms and covenants; material inaccuracy of representations or warranties; default under other indebtedness with a principal amount in excess of $50 million; the occurrence of one or more judgments or orders for the payment of money in excess of $50 million that remain unsatisfied; incurrence of certain ERISA liabilities in excess of $50 million; failure to pay debts as they come due, or our bankruptcy; or a change of control, including if a person or group becomes the beneficial owner of 25 percent or more of our voting stock. If an event of default occurs the lenders may, among other things, terminate their commitments and declare all outstanding borrowings, together with accrued interest and fees, to be immediately due and payable. All amounts borrowed or outstanding under the Credit Agreement are due and mature on March 31, 2010, unless the commitments are terminated earlier either at our request or if certain events of default occur. At June 29, 2007, we had $400.0 million of commercial paper outstanding, which is backed by the Credit Agreement. We expect to refinance the commercial paper with long-term debt during the first half of fiscal 2008.

On September 20, 2005, we completed the issuance of $300 million in aggregate principal amount of 5% Notes due October 1, 2015. Interest on the notes is payable on April 1 and October 1 of each year. We may redeem the notes in whole, or in part, at any time at the "make-whole" redemption price. The "make-whole" redemption price is equal to the greater of 100 percent of the principal amount of the notes being redeemed or the sum of the present values of the remaining scheduled payments of the principal and interest (other than interest accruing to the date of redemption) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined, plus 15 basis points. In each case, we will pay accrued interest on the principal amount of the notes being redeemed to the redemption date. We incurred $4.1 million in debt issuance costs and discounts related to the issuance of the notes, which are being amortized on a straight-line basis over a ten-year period and reflected as a portion of interest expense in the Consolidated Statement of Income.

In fiscal 2003, we issued $150 million in aggregate principal amount of 3.5% Convertible Debentures due 2022. These debentures were convertible into shares of our common stock at a conversion price of $22.625 during any calendar quarter if the closing price of our common stock, for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the prior calendar quarter, was more than $24.8875, and in certain other circumstances. On July 12, 2007, we initiated the steps necessary to redeem these debentures on August 20, 2007. However, prior to the date set for redemption, all of the debentures were converted by the holders into shares of our common stock at a conversion rate of 44.2404 shares of common stock for each $1,000 principal amount of debentures, with the exception of debentures in the principal amount of $3,000. This resulted in the issuance by us of 6,594,146 shares of common stock during the first quarter of fiscal 2008 in respect of the debentures converted. On August 20, 2007, we redeemed the remaining debentures in the principal amount of $3,000. Accordingly, no debentures remain outstanding as of August 20, 2007.

In February 1998, we completed the issuance of $150 million in aggregate principal amount of 6.35% Debentures due February 1, 2028. We may redeem the debentures in whole, or in part, at any time after February 2, 2008 at a pre-determined redemption price. Holders may require us to repay all or a portion of the debentures on February 1, 2008 at 100 percent of the principal amount of the debentures being redeemed plus accrued interest.

In January 1996, we completed the issuance of $100 million in aggregate principal amount of 7% Debentures due January 15, 2026. These debentures are not redeemable prior to maturity.

We have a universal shelf registration statement related to the potential future issuance of an indeterminate amount of securities, including debt securities, preferred stock, common stock, fractional interests in preferred stock represented by depository shares and warrants to purchase debt securities, preferred stock or common stock.

Prior to the combination with Stratex, Stratex was a party to a credit facility with Silicon Valley Bank, and following the combination, Stratex (now named "Harris Stratex Networks Operating Corporation" and a wholly-owned subsidiary of Harris Stratex Networks), remains a party to the credit facility with Silicon Valley Bank (the "Harris Stratex Networks Credit Facility"). Harris and its subsidiaries (other than Harris Stratex Networks Operating Corporation) are not parties to the Harris Stratex Networks Credit Facility and are not obligated under, or guarantors of, the Harris Stratex Networks Credit Facility. Indebtedness under the Harris Stratex Networks Credit Facility is reflected in the Consolidated Balance Sheet as a result of the consolidation in the consolidated financial statements of the financial results of Harris Stratex Networks. The Harris Stratex Networks Credit Facility allows for revolving credit borrowings of up to $50 million, with available credit defined as $50 million less the outstanding balance of the term loan portion and any usage under the revolving credit portion. As of June 29, 2007, the balance of the term loan portion of the Harris Stratex Networks Credit Facility was $19.5 million (of which $10.7 million is recorded in the current portion of long-term debt) and there was $6.3 million in outstanding standby letters of credit, which are defined as usage under the revolving credit portion of the Harris Stratex Networks Credit Facility. Term Loan A of the Harris Stratex Networks Credit Facility requires monthly principal payments by Harris Stratex Networks Operating Corporation of $0.5 million plus interest at a fixed rate of 6.38 percent through May 2008. Term Loan B of the Harris Stratex Networks Credit Facility requires monthly principal payments by Harris Stratex Networks Operating Corporation of $0.4 million plus interest at a fixed rate of 7.25 percent through March 2010. The Harris Stratex Networks Credit Facility agreement contains a minimum tangible net worth covenant and a liquidity ratio covenant. At June 29, 2007, Harris Stratex Networks Operating Corporation was in compliance with these financial covenants.

We have uncommitted short-term lines of credit aggregating $14.7 million from various international banks, $13.3 million of which was available on June 29, 2007. These lines provide for borrowings at various interest rates, typically may be terminated upon notice, may be used on such terms as mutually agreed to by the banks and us and are reviewed annually for renewal or modification. These lines do not require compensating balances. We have a short-term commercial paper program in place, which we may utilize to satisfy short-term cash requirements. There was $400 million outstanding under the commercial paper program at June 29, 2007.

Our debt is currently rated "BBB+" by Standard and Poor's Rating Group and "Baa2" by Moody's Investors Service. We expect to maintain operating ratios, fixed-charge coverage ratios and balance sheet ratios sufficient for retention of or improvement to these debt ratings. There are no assurances that our credit ratings will not be reduced in the future. If our credit rating is lowered below "investment grade," then we may not be able to issue short-term commercial paper, but may instead need to borrow under our credit facilities or pursue other options. We do not currently foresee losing our investment-grade debt ratings, but no assurances can be given. If our debt ratings were downgraded, however, it could adversely impact, among other things, our future borrowing costs and access to capital markets.

Contractual Obligations

At June 29, 2007, we had contractual cash obligations to repay debt, to purchase goods and services and to make payments under operating leases. Payments due under these long-term obligations are as follows:

		Obligations Due by Fiscal Year			
	Total	2008	2009 and 2010	2011 and 2012	After 2012
		(In millions)			
Long-term debt[1]	$ 718.7	$309.8	$ 8.9	$ —	$400.0
Purchase obligations[2],[3]	544.6	501.5	42.5	0.6	—
Operating lease commitments	101.3	33.2	44.6	14.6	8.9
Interest on long-term debt[1]	261.0	29.1	44.4	44.0	143.5
Total contractual cash obligations	$1,625.6	$873.6	$140.4	$59.2	$552.4

(1) The obligations for long-term debt and interest on long-term debt assumes that the debt holders will exercise put options for our 6.35% debentures in February 2008 and that our $150 million 3.5% Convertible Debentures would be converted into equity in August 2007. As noted above, during the first quarter of fiscal 2008, the holders of our 3.5% Convertible Debentures due 2022 converted such debentures into shares of our common stock.

(2) Amounts do not include pension contributions and payments for various welfare and benefit plans as such amounts have not been determined beyond fiscal 2007.

(3) The purchase obligations of $544.6 million include $400.2 million of purchase obligations related to our Government Communications Systems segment, which are fully funded under contracts with the U.S. Government and $135.0 million of these purchase obligations relate to cost-plus type contracts where our costs are fully reimbursable.

Off-Balance Sheet Arrangements

In accordance with the definition under SEC rules, any of the following qualify as off-balance sheet arrangements:

- Any obligation under certain guarantee contracts;
- A retained or contingent interest in assets transferred to an unconsolidated entity or similar entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets;
- Any obligation, including a contingent obligation, under certain derivative instruments; and
- Any obligation, including a contingent obligation, under a material variable interest held by the registrant in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

During the quarter ended September 29, 2006, our Broadcast Communications segment entered into an agreement to sell products and services to a customer in connection with the customer's prime contract to provide 19 transmission stations to a state agency. Pursuant to the terms of the prime contract, the customer was required to post a $20 million bond in favor of the agency to secure the customer's obligations under the prime contract. In order to facilitate the issuance of the bond, we entered into an agreement with the customer and the bond surety to provide additional indemnity to the surety in the event the surety incurs any loss by reason of executing such bond. Our indemnity obligations are supported by, among other things, $2 million in irrevocable standby letters of credit obtained by the customer in our favor; a guarantee from the customer, as primary guarantor, in our favor of up to approximately $11 million; personal guarantees from certain principals of the customer, as secondary guarantors, in our favor of up to approximately $11 million in the aggregate; an additional fee payable by the customer to us of up to $300,000; certain additional undertakings by the customer to us with respect to the amount of our products and services to be sold by us to the customer in connection with the customer's prime contract with the agency; an agreement by the customer to use best efforts to include us in any resolution procedure should default be declared or a claim be made to the bond; and an agreement with the customer, to the extent the customer is able, recommending we "step into" the customer's place in the event the customer is not able to perform under the prime contract with the agency. The bond may remain outstanding until February 2010. We believe that the technical, project and financial risks associated with our agreement to provide additional indemnity to the surety is remote and should not have a material effect on our financial position, results of operations or cash flows.

Currently we are not participating in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities, and we do not have any material retained or contingent interest in assets as defined above. As of June 29, 2007, we did not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect liquidity. In addition, we are not currently a party to any related party transactions that materially affect our results of operations, cash flows or financial condition.

We have, from time to time, divested certain of our businesses and assets. In connection with these divestitures, we often provide representations, warranties and/or indemnities to cover various risks and unknown liabilities, such as environmental liabilities and tax liabilities. We cannot estimate the potential liability from such representations, warranties and indemnities because they relate to unknown conditions. We do not believe, however, that the liabilities relating to these representations, warranties and indemnities will have a material adverse effect on our financial position, results of operations or cash flows.

Due to our downsizing of certain operations pursuant to acquisitions, restructuring plans or otherwise, certain properties leased by us have been sublet to third parties. In the event any of these third parties vacate any of these premises, we would be legally obligated under master lease arrangements. We believe that the financial risk of default by such sublessees is individually and in the aggregate not material to our financial position, results of operations or cash flows.

Commercial Commitments

We have entered into commercial commitments in the normal course of business including surety bonds, standby letter of credit agreements and other arrangements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services to customers or to obtain insurance policies with our insurance carriers. At June 29, 2007, we had commercial commitments on outstanding letters of credit, guarantees and other arrangements, as follows:

		Expiration of Commitments by Fiscal Year			
	Total	2008	2009	2010	After 2010
		(In millions)			
Standby letters of credit used for:					
Bids	$ 3.7	$ 3.6	$ 0.1	$—	$ —
Down payments	21.2	21.2	—	—	—
Performance	40.6	28.2	6.7	3.8	1.9
Warranty	9.9	5.6	4.2	0.1	—
	75.4	58.6	11.0	3.9	1.9
Surety bonds used for:					
Bids	1.3	1.3	—	—	—
Performance	59.4	45.3	14.1	—	—
	60.7	46.6	14.1	—	—
Guarantees (Debt and Performance)	20.5	0.4	—	—	20.1
Total commitments	$156.6	$105.6	$25.1	$3.9	$22.0

Financial Risk Management

In the normal course of doing business, we are exposed to the risks associated with foreign currency exchange rates and changes in interest rates. We employ established policies and procedures governing the use of financial instruments to manage our exposure to such risks.

Foreign Exchange and Currency: We use foreign exchange contracts and options to hedge both balance sheet and off-balance sheet future foreign currency commitments. Generally, these foreign exchange contracts offset foreign currency denominated inventory and purchase commitments from suppliers, accounts receivable from and future committed sales to customers, and intercompany loans. We believe the use of foreign currency financial instruments should reduce the risks that arise from doing business in international markets. At June 29, 2007, we had open foreign exchange contracts with a notional amount of $107.2 million, of which $29.8 million were classified as cash flow hedges, $40.0 million were classified as fair value hedges and $37.4 million were not designated hedges under the provisions of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). This compares to total foreign exchange contracts with a notional amount of $45.7 million at June 30, 2006, of which $15.7 million were classified as cash flow hedges and $30.0 million were classified as fair value hedges. At June 29, 2007, contract expiration dates ranged from less than one month to 18 months with a weighted average contract life of 2 months.

More specifically, the foreign exchange contracts classified as cash flow hedges are primarily being used to hedge currency exposures from cash flows anticipated in our Harris Stratex Networks segment related to customer orders denominated in non-functional currencies that are currently in backlog and in our RF Communications segment related to programs in the U.K. and Canada and payments to a vendor in the U.K. that is supporting one of our government contracts in our Government Communications Systems segment. As of June 29, 2007, we estimated that a pre-tax loss of $0.2 million would be reclassified into net income from comprehensive income within the next 18 months related to these cash flow hedges.

The net gain included in our net income in fiscal 2007, 2006 and 2005 representing the amount of fair value and cash flow hedges' ineffectiveness was not material. Amounts recognized in our net income in fiscal 2007, 2006 and 2005 related to the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness were also not material. In addition, no amounts were recognized in our net income in fiscal 2007, 2006 and 2005 related to hedged firm commitments that no longer qualify as fair value hedges. All of these derivatives were recorded at their fair value on our Consolidated Balance Sheet in accordance with Statement 133.

Factors that could impact the effectiveness of our hedging programs for foreign currency include accuracy of sales estimates, volatility of currency markets and the cost and availability of hedging instruments. A 10 percent adverse change in currency exchange rates for our foreign currency derivatives held at June 29, 2007 would have an impact of approximately $5.2 million on the fair value of such instruments. This quantification of exposure to the market risk associated with foreign exchange financial instruments does not take into account the offsetting impact of changes in the fair value of our foreign denominated assets, liabilities and firm commitments.

Interest Rates: We utilize a balanced mix of debt maturities along with both fixed-rate and variable-rate debt and available lines of credit to manage our exposure to changes in interest rates. We do not expect changes in interest rates to have a material effect on income or cash flows in fiscal 2008, although there can be no assurances that interest rates will not change significantly.

Impact of Foreign Exchange

Approximately 36 percent of our international business was transacted in local currency environments in fiscal 2007, compared to 44 percent in fiscal 2006. The impact of translating the assets and liabilities of these operations to U.S. dollars is included as a component of shareholders' equity. At June 29, 2007, the cumulative translation adjustment increased shareholders' equity by $24.3 million compared to an increase of $11.8 million at June 30, 2006. We utilize foreign currency hedging instruments to minimize the currency risk of international transactions. Gains and losses resulting from currency rate fluctuations did not have a material effect on our results in fiscal 2007, 2006 or 2005.

Impact of Inflation

To the extent feasible, we have consistently followed the practice of adjusting our prices to reflect the impact of inflation on salaries and fringe benefits for employees and the cost of purchased materials and services.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following is not intended to be a comprehensive list of all of our accounting policies or estimates. Our significant accounting policies are more fully described in *Note 1: Significant Accounting Policies* in the Notes. In preparing our financial statements and accounting for the underlying transactions and balances, we apply our accounting policies and estimates as disclosed in the Notes. We consider the estimates discussed below as critical to an understanding of our financial statements because their application places the most significant demands on our judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting estimates are described in the following paragraphs. The impact and any associated risks related to these estimates on our business operations are discussed throughout this MD&A where such estimates affect our reported and expected financial results. Senior management has discussed the development and selection of the critical accounting policies and estimates and the related disclosure included herein with the Audit Committee of our Board of Directors. Preparation of this Annual Report on Form 10-K requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Besides estimates that meet the "critical" accounting estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenue and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including for estimates that we do not deem "critical."

Revenue Recognition on Development and Production Contracts and Contract Estimates

A significant portion of our business is derived from development and production contracts, which are accounted for under the provisions of the American Institute of Certified Public Accountants' ("AICPA") audit and accounting guide, "Audits of Federal Government Contractors," and the AICPA's Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), and cost-reimbursable contracts with the U.S. Government also are specifically accounted for in accordance with Accounting Research Bulletin No. 43, Chapter 11, Section A, "Government Contracts, Cost-Plus-Fixed Fee Contracts" ("ARB 43").

Revenue related to development and production contracts is recorded using the percentage-of-completion method generally measured by the costs incurred on each contract to-date against estimated total contract costs at completion ("cost-to-cost") with consideration given for risk of performance and estimated profit. The percentage-of-completion method of revenue recognition is primarily used in our Government Communications Systems and RF Communications segments. Revenue is recorded on certain development and production contracts using the units-of-delivery method rather than the cost-to-cost method. Under the units-of-delivery method, sales and profits are recorded based on the ratio of actual units delivered to estimated total units to be delivered under the contract. Amounts representing contract change orders, claims or other items that may change the scope of a contract are included in revenue only when they can be reliably estimated and realization is probable. Incentives or penalties and award fees applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase earnings based solely on a single significant event, generally are not recognized until the event occurs. Contracts generally are not segmented. If contracts are segmented, they meet the segmenting criteria stated in SOP 81-1.

Under the percentage-of-completion method of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance. Recognition of profit on development and production fixed-price contracts requires estimates of: the contract value or total contract revenue, the total cost at completion, and the measurement of progress toward completion. The estimated profit or loss on a contract is equal to the difference between the estimated contract value and the estimated total cost at completion. Due to the long-term nature of many of our programs, developing the estimated total cost at completion often requires significant judgment. Factors that must be considered in estimating the work to be completed include labor productivity and availability of labor, the nature and complexity of the work to be performed, availability and cost of materials, subcontractor performance, the impact of delayed performance, availability and timing of funding from the customer and the recoverability of claims outside the original contract included in any estimate to complete. We review cost performance and estimates to complete on our ongoing contracts at least quarterly and, in many cases, more frequently. If a change in estimated cost to complete a contract is determined to have an impact on contract earnings, we will record a positive or negative adjustment to estimated earnings when identified. Revenue and profits on a cost-reimbursable contract are recognized when allowable costs are incurred in an amount equal to the allowable costs plus the profit on those costs. These profits may be at a fixed or variable percentage of allowable costs, depending on the contract fee arrangement. Thus, cost-reimbursable contracts generally are not subject to the same estimation risks that affect fixed-price contracts. We have not made any material changes in the methodologies used to recognize revenue on development and production contracts or to estimate our costs related to development and production contracts in the past three fiscal years.

As of June 29, 2007, the amount of unbilled costs and accrued earnings on fixed-price contracts classified as Inventory on our Consolidated Balance Sheet was $209.7 million compared to $137.3 million as of June 30, 2006. These amounts include gross costs and accrued income, which is netted against billings and progress payments. A significant change in an estimate on one or more programs could have a material effect on our statement of financial position and results of operations. For example, a one percent variance in our estimate of accrued income booked as of June 29, 2007 on all open fixed-price contracts would impact our pre-tax income and our revenue from product sales and services by $10.1 million.

Provisions for Excess and Obsolete Inventory Losses

We value our inventory at the lower of cost or market. We balance the need to maintain prudent inventory levels to ensure competitive delivery performance with the risk of excess or obsolete inventory due to changing technology and customer requirements. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand, anticipated end of product life and production requirements. The review of excess and obsolete inventory primarily relates to all of our business segments. Several factors may influence the sale and use of our inventories, including our decisions to exit a product line, technological change and new product development. These factors could result in a change in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if we determine that our inventory is overvalued, we would be required to recognize such costs in "Cost of product sales" in our Consolidated Statement of Income at the time of such determination. In the case of goods which have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes. We have not made any material changes in the reserve methodology used to establish our inventory loss reserves during the past three fiscal years.

As of June 29, 2007, our reserve for excess and obsolete inventory was $55.9 million, or 9.1 percent of our gross inventory balance, which compares to our reserve of $69.7 million, or 12.9 percent of our gross inventory balance as of June 30, 2006. We recorded $26.6 million, $81.3 million and $4.0 million in inventory write-downs that either reduced our reserve for excess and obsolete inventory or our pre-tax income during fiscal 2007, 2006 and 2005, respectively. In fiscal 2006, we had significant write-downs in inventory due to the discontinuance of legacy products in our Harris Stratex Networks segment and the relocation of European manufacturing activities in our Broadcast Communications segment. Although we make every reasonable effort to ensure the accuracy of our forecasts of future product demand, including the impact of planned future product launches, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Goodwill

Under the provision of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), we are required to perform an annual (or, under certain circumstances, more frequent) impairment test of our goodwill. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its total assets, including goodwill, adjusted for allocations of corporate assets as appropriate. If the fair value of a reporting unit exceeds its adjusted total assets, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the adjusted total assets of a reporting unit exceed its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. We have not made any material changes in the methodology used to determine the valuation of our goodwill or the assessment of whether or not goodwill is impaired during the past three fiscal years.

There are many assumptions and estimates underlying the determination of the fair value of a reporting unit. These assumptions include projected cash flows, discount rates, comparable market prices of similar businesses, recent acquisitions of similar businesses made in the marketplace and a review of the financial and market conditions of the underlying business. We completed impairment tests as of March 30, 2007, with no adjustment required to the carrying value of goodwill. Goodwill on our Consolidated Balance Sheet as of June 29, 2007 and June 30, 2006 was $1,525.2 million and $951.1 million, respectively. Although we make every reasonable effort to ensure the accuracy of our estimate of the fair value of our reporting units, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. A 10 percent decrease in our estimate of the fair value of any one of our four segments would not lead to further tests for impairment as described above.

Income Taxes and Tax Valuation Allowances

We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in our Consolidated Balance Sheet, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the balance sheet and provide necessary valuation allowances as required. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the tax law. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. We have not made any material changes in the methodologies used to determine our tax valuation allowances during the past three fiscal years.

Our Consolidated Balance Sheet as of June 29, 2007 includes a current deferred tax asset of $94.3 million and a non-current deferred tax liability of $61.8 million. This compares to a current deferred tax asset of $105.0 million and a non-current deferred tax liability of $28.6 million as of June 30, 2006. For all jurisdictions for which we have net deferred tax assets, we expect that our existing levels of pre-tax earnings are sufficient to generate the amount of future taxable income needed to realize these tax assets. Our valuation allowance related to deferred income taxes, which is reflected in our Consolidated Balance Sheet, was $167.9 million as of June 29, 2007 and $70.4 million as of June 30, 2006. The increase in valuation allowance from fiscal 2006 to fiscal 2007 is primarily due to acquired deferred tax assets, any realization of which will be reflected as a change in goodwill. Although we make every reasonable effort to ensure the accuracy of our deferred tax assets, if we continue to operate at a loss in certain jurisdictions or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Stock Options and Share-Based Compensation

Effective July 2, 2005, we adopted Statement 123R, which requires the measurement and recognition of compensation expense for all stock-based payments made to our employees, including employee stock option, performance share, performance unit, restricted stock and restricted unit awards based on estimated fair value. We previously applied the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations and provided the required pro forma disclosures under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("Statement 123").

We adopted Statement 123R using the modified prospective transition method beginning in fiscal 2006. Accordingly, during fiscal 2006 we recorded stock-based compensation expense for awards granted prior to, but not yet vested as of, the beginning of fiscal 2006 as if the fair value method required for pro forma disclosure under Statement 123 were in effect for expense recognition purposes adjusted for estimated forfeitures. For stock-based awards granted after the beginning of fiscal 2006, we recognized compensation expense based on the estimated grant date fair value method required under Statement 123R. The compensation expense for these awards was recognized using a straight-line amortization method. Our net income for fiscal 2007 includes a stock-based compensation expense of $28.7 million compared to fiscal 2006 stock-based compensation expense of $18.6 million. As of June 29, 2007, the total unrecorded stock-based compensation balance for unvested shares, net of expected forfeitures, was $56.1 million, which is expected to be amortized over a weighted-average period of 1.8 years.

While fair value may be readily determinable for awards of stock, market quotes are not available for long-term, nontransferable stock options because these instruments are not traded. We currently use the Black-Scholes-Merton option-pricing model to estimate the fair value of stock options. Option valuation models require the input of highly subjective assumptions, including but not limited to stock price volatility and stock option exercise behavior. We expect to continue to use the Black-Scholes-Merton model for valuing our stock-based compensation expense. Our estimate of grant date fair value and stock-based compensation expense is affected by a number of complex and subjective valuation assumptions and the related tax effect. These valuation assumptions include, but are not limited to, the volatility of our stock price, expected life and stock option exercise behaviors. We have not made any material changes in the methodologies used to determine the assumptions we use to estimate the fair value of our stock options during the past three fiscal years.

A change in any of these assumptions could materially affect the estimated fair value of any given grant and cause our results to be materially different. For example, a one-year increase in the estimated term of our stock options granted during fiscal 2007 would have increased our compensation expense by $0.8 million in fiscal 2007 and a 400 basis-point increase in the assumed volatility rate of our stock options granted during fiscal 2007 would have increased our compensation expense by $0.5 million in fiscal 2007. See *Note 14: Stock Options and Share-Based Compensation* in the Notes for further information related to stock options and share-based compensation.

Impact of Recently Issued Accounting Pronouncements

As described in *Note 2: Accounting Changes or Recent Pronouncements* in the Notes, there are accounting pronouncements that have recently been issued but have not yet been implemented by us. *Note 2* describes the potential impact that these pronouncements are expected to have on our financial position, results of operations and cash flows.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The following are some of the factors we believe could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here also could adversely affect us. See "Item 1A. Risk Factors" above for more information regarding factors that might cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this Annual Report on Form 10-K.

- We participate in markets that are often subject to uncertain economic conditions, which makes it difficult to estimate growth in our markets and, as a result, future income and expenditures.
- We depend on the U.S. Government for a significant portion of our revenue, and the loss of this relationship or a shift in U.S. Government funding priorities could have adverse consequences on our future business.
- We depend significantly on our U.S. Government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund one or more of these contracts could have an adverse impact on our business.
- We enter into fixed-price contracts that could subject us to losses in the event of cost overruns.
- We derive a substantial portion of our revenue from international operations and are subject to the risks of doing business internationally, including fluctuations in currency exchange rates.
- Our future success will depend on our ability to develop new products that achieve market acceptance.
- We cannot predict the consequences of future geo-political events, but they may affect adversely the markets in which we operate, our ability to insure against risks, our operations or our profitability.
- We have made, and may continue to make, strategic acquisitions that involve significant risks and uncertainties.
- The inability of our subcontractors to perform, or our key suppliers to deliver our components or products, could cause our products to be produced in an untimely or unsatisfactory manner.
- Third parties have claimed in the past and may claim in the future that we are infringing upon their intellectual property rights, and third parties may infringe upon our intellectual property rights.
- The outcome of litigation or arbitration in which we are involved is unpredictable and an adverse decision in any such matter could have a material adverse affect on our financial position and results of operations.
- We are subject to customer credit risk.
- Developing new technologies entails significant risks and uncertainties.
- Changes in our effective tax rate may have an adverse effect on our results of operations.
- Our consolidated financial results may be impacted by Harris Stratex Networks' financial results, which may vary significantly and be difficult to forecast.
- We have significant operations in Florida that could be materially and adversely impacted in the event of a hurricane, and operations in California that could be materially and adversely impacted in the event of an earthquake.
- Changes in future business conditions could cause business investments and/or recorded goodwill to become impaired, resulting in substantial losses and write-downs that would reduce our results of operations.
- In order to be successful, we must attract and retain key employees, and failure to do so could seriously harm us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of doing business, we are exposed to the risks associated with foreign currency exchange rates and changes in interest rates. We employ established policies and procedures governing the use of financial instruments to manage our exposure to such risks. For a discussion of such policies and procedures and the related risks, see "Financial Risk Management" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," which is incorporated by reference into this Item 7A.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Harris Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance, based on an appropriate cost-benefit analysis, regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 29, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on management's assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of June 29, 2007.

Management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting the internal controls of Harris Stratex Networks, Inc. ("Harris Stratex Networks"), the Company's majority-owned subsidiary which resulted from the combination of the Company's former Microwave Communications Division with Stratex Networks, Inc. during fiscal 2007, and the internal controls of Multimax Incorporated ("Multimax"), which was acquired by the Company during the fourth quarter of fiscal 2007. Harris Stratex Networks and Multimax are included in the 2007 consolidated financial statements of the Company. Harris Stratex Networks constituted $941.8 million and $731.1 million of total assets and net assets, respectively, as of June 29, 2007. Harris Stratex Networks' revenue was $508.0 million for the year ended June 29, 2007. Harris Stratex Networks' total assets and net assets as of June 29, 2007 were 21 percent and 38 percent of the Company's total assets and net assets, respectively. Harris Stratex Networks' revenue for the year ended June 29, 2007 was 12 percent of the Company's total revenue. Multimax constituted $459.5 million and $402.6 million of total assets and net assets, respectively, as of June 29, 2007. Multimax's total assets and net assets as of June 29, 2007 were 10 percent and 21 percent of the Company's total assets and net assets, respectively. Management will include the internal controls of each of Harris Stratex Networks and Multimax in its assessment of the effectiveness of the Company's internal control over financial reporting for fiscal 2008.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on management's assessment and the effectiveness of the Company's internal control over financial reporting. This report appears on page 59.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Harris Corporation

We have audited the accompanying consolidated balance sheets of Harris Corporation and subsidiaries as of June 29, 2007 and June 30, 2006, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' equity, for each of the three years in the period ended June 29, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harris Corporation and subsidiaries at June 29, 2007 and June 30, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 29, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Harris Corporation's internal control over financial reporting as of June 29, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 24, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Jacksonville, Florida
August 24, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Harris Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Harris Corporation maintained effective internal control over financial reporting as of June 29, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Harris Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Harris Stratex Networks, Inc. ("Harris Stratex Networks") or the internal controls of Multimax Incorporated ("Multimax"), which are included in the 2007 consolidated financial statements of Harris Corporation. Harris Stratex Networks constituted $941.8 million and $731.1 million of total assets and net assets, respectively, as of June 29, 2007 and $508.0 million of revenues for the year then ended. Multimax constituted $459.5 million and $402.6 million of total assets and net assets, respectively, as of June 29, 2007. Our audit of internal control over financial reporting of Harris Corporation also did not include an evaluation of the internal control over financial reporting of Harris Stratex Networks or an evaluation of the internal control over financial reporting of Multimax.

In our opinion, management's assessment that Harris Corporation maintained effective internal control over financial reporting as of June 29, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Harris Corporation maintained, in all material respects, effective internal control over financial reporting as of June 29, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Harris Corporation and subsidiaries as of June 29, 2007 and June 30, 2006, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' equity, for each of the three years in the period ended June 29, 2007 and our report dated August 24, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Jacksonville, Florida
August 24, 2007

CONSOLIDATED STATEMENT OF INCOME

	Fiscal Years Ended		
	2007	2006	2005
	(In millions, except per share amounts)		
Revenue from product sales and services			
Revenue from product sales	$ 3,302.7	$ 2,681.6	$ 2,366.3
Revenue from services	940.3	793.2	634.3
	4,243.0	3,474.8	3,000.6
Cost of product sales and services			
Cost of product sales	(2,113.3)	(1,757.6)	(1,674.0)
Cost of services	(757.8)	(628.2)	(507.6)
	(2,871.1)	(2,385.8)	(2,181.6)
Engineering, selling and administrative expenses	(830.7)	(682.3)	(497.8)
Gain on combination with Stratex Networks, Inc.	163.4	—	—
Non-operating income (loss)	(16.2)	(1.2)	(6.3)
Interest income	13.5	11.8	7.5
Interest expense	(41.1)	(36.5)	(24.0)
Income before income taxes and minority interest	660.8	380.8	298.4
Income taxes	(190.9)	(142.9)	(96.2)
Minority interest in Harris Stratex Networks, Inc., net of tax	10.5	—	—
Net income	$ 480.4	$ 237.9	$ 202.2
Net income per common share			
Basic	$ 3.63	$ 1.79	$ 1.52
Diluted	$ 3.43	$ 1.71	$ 1.46

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

	June 29, 2007	June 30, 2006
	(In millions)	
Assets		
Current Assets		
Cash and cash equivalents	$ 368.3	$ 181.3
Short-term investments	20.4	112.6
Marketable securities	40.5	10.5
Receivables	748.5	560.6
Inventories	556.8	468.9
Deferred income taxes	94.3	105.0
Total current assets	1,828.8	1,438.9
Other Assets		
Property, plant and equipment	459.2	393.4
Goodwill	1,525.2	951.1
Identifiable intangible assets	417.9	193.4
Other assets	174.9	165.5
Total other assets	2,577.2	1,703.4
	$4,406.0	$3,142.3
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term debt	$ 410.0	$ 0.2
Accounts payable	350.0	235.6
Compensation and benefits	188.1	182.6
Other accrued items	187.5	130.7
Advance payments and unearned income	128.5	129.3
Income taxes payable	64.2	38.1
Current portion of long-term debt	309.8	1.4
Total current liabilities	1,638.1	717.9
Other Liabilities		
Non-current deferred income taxes	61.8	28.6
Long-term debt	408.9	699.5
Other long-term liabilities	66.5	34.2
Total other liabilities	537.2	762.3
Minority interest in Harris Stratex Networks, Inc.	326.9	—
Shareholders' Equity		
Preferred stock, without par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $1.00 par value; 250,000,000 shares authorized; issued and outstanding 129,577,704 shares at June 29, 2007 and 132,842,734 shares at June 30, 2006	129.6	132.8
Other capital	283.1	264.8
Retained earnings	1,472.5	1,252.8
Accumulated other comprehensive income	18.6	11.7
Total shareholders' equity	1,903.8	1,662.1
	$4,406.0	$3,142.3

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal Years Ended		
	2007	2006	2005
		(In millions)	
Operating Activities			
Net income	$ 480.4	$ 237.9	$ 202.2
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	135.2	94.8	78.8
Purchased in-process research and development write-off	15.3	3.6	3.8
Non-current deferred income tax	(16.3)	(1.8)	16.5
Gain on combination with Stratex Networks, Inc.	(163.4)	—	—
Minority interest in Harris Stratex Networks, Inc., net of tax	(10.5)	—	—
Loss on the sale of securities available-for-sale	—	—	3.7
(Increase) decrease in:			
Accounts and notes receivable	(91.9)	(34.9)	2.7
Inventories	(46.0)	(81.0)	(17.0)
Increase (decrease) in:			
Accounts payable and accrued expenses	91.0	85.5	(3.5)
Advance payments and unearned income	(1.2)	(9.9)	(11.2)
Income taxes	12.5	47.1	28.1
Other	33.5	(7.1)	34.7
Net cash provided by operating activities	438.6	334.2	338.8
Investing Activities			
Cash paid for acquired businesses	(404.6)	(509.6)	(427.3)
Cash received in the combination with Stratex Networks, Inc.	33.1	—	—
Additions of property, plant and equipment	(88.8)	(101.8)	(75.0)
Additions of capitalized software	(40.3)	(44.6)	(23.8)
Cash paid for short-term investments available-for-sale	(356.0)	(335.8)	(30.0)
Proceeds from the sale of short-term investments available-for-sale	473.7	223.2	226.0
Proceeds from the sale of securities available-for-sale	—	—	13.4
Net cash used in investing activities	(382.9)	(768.6)	(316.7)
Financing Activities			
Proceeds from borrowings	442.0	345.3	126.5
Repayment of borrowings	(39.3)	(55.1)	(134.9)
Proceeds from exercise of employee stock options	35.7	33.8	19.8
Repurchases of common stock	(246.9)	(44.9)	(56.4)
Cash dividends	(58.2)	(42.7)	(31.9)
Net cash provided by (used in) financing activities	133.3	236.4	(76.9)
Effect of exchange rate changes on cash and cash equivalents	(2.0)	1.7	0.9
Net increase (decrease) in cash and cash equivalents	187.0	(196.3)	(53.9)
Cash and cash equivalents, beginning of year	181.3	377.6	431.5
Cash and cash equivalents, end of year	$ 368.3	$ 181.3	$ 377.6
Supplemental disclosures of cash flow information:			
Non-cash investing activities:			
Formation and combination of Harris Stratex Networks, Inc.:			
Contribution of Harris Microwave Communications Division business assets and liabilities to the minority stockholders	$(117.9)	$ —	$ —
Receipt by the minority stockholder of Stratex Networks, Inc. assets and liabilities	$ 281.3	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

	Common Stock	Other Capital	Retained Earnings	Unearned Comp.	Accumulated Other Comprehensive Income (Loss)	Total
	(In millions, except share and per share amounts)					
Balance at July 2, 2004	**$132.7**	**$190.6**	**$ 967.6**	**$(3.3)**	**$ (8.8)**	**$1,278.8**
Net income	—	—	202.2	—	—	202.2
Foreign currency translation	—	—	—	—	2.8	2.8
Net unrealized gain on hedging derivatives, net of income taxes of $(0.8)	—	—	—	—	1.5	1.5
Net unrealized gain on securities, net of income taxes of $(0.7)	—	—	—	—	1.2	1.2
Comprehensive income						207.7
Shares issued under stock incentive plans (1,872,704 shares)	1.9	31.5	—	—	—	33.4
Shares granted under stock incentive plans (352,112 shares)	0.3	8.7	—	(9.0)	—	—
Share-based compensation expense	—	—	—	9.0	—	9.0
Termination and award of shares granted under stock incentive plans (99,352 shares)	(0.1)	(1.4)	—	—	—	(1.5)
Repurchases and retirement of common stock (1,874,000 shares)	(1.9)	(10.3)	(44.2)	—	—	(56.4)
Cash dividends ($0.24 per share)	—	—	(31.9)	—	—	(31.9)
Balance at July 1, 2005	**132.9**	**219.1**	**1,093.7**	**(3.3)**	**(3.3)**	**1,439.1**
Net income	—	—	237.9	—	—	237.9
Foreign currency translation	—	—	—	—	15.1	15.1
Net unrealized gain on hedging derivatives, net of income taxes of $(0.3)	—	—	—	—	0.4	0.4
Net unrealized loss on securities, net of income taxes of $0.3	—	—	—	—	(0.5)	(0.5)
Comprehensive income						252.9
Shares issued under stock incentive plans (1,583,188 shares)	1.6	36.2	—	—	—	37.8
Share-based compensation expense	—	18.6	—	—	—	18.6
Statement 123R transition impact on performance shares (765,222 shares)	(0.7)	(2.6)	—	3.3	—	—
Debt converted to shares of common stock (20,350 shares)	—	0.5	—	—	—	0.5
Award of shares granted under stock incentive plans (114,338 shares)	0.1	0.7	—	—	—	0.8
Repurchases and retirement of common stock (1,050,000 shares)	(1.1)	(7.7)	(36.1)	—	—	(44.9)
Cash dividends ($0.32 per share)	—	—	(42.7)	—	—	(42.7)
Balance at June 30, 2006	**132.8**	**264.8**	**1,252.8**	—	**11.7**	**1,662.1**
Net income	—	—	480.4	—	—	480.4
Foreign currency translation	—	—	—	—	12.5	12.5
Net unrealized gain on hedging derivatives, net of income taxes of $(0.0)	—	—	—	—	0.1	0.1
Net unrealized gain on securities, net of income taxes of $(9.9)	—	—	—	—	16.7	16.7
Comprehensive income						509.7
Adjustment for initial implementation of Statement 158, net of income taxes of $10.8	—	—	—	—	(22.4)	(22.4)
Shares issued under stock incentive plans (1,465,513 shares)	1.5	37.1	—	—	—	38.6
Share-based compensation expense	—	24.6	—	—	—	24.6
Debt converted to shares of common stock (20,968 shares)	—	0.5	—	—	—	0.5
Award of shares granted under stock incentive plans (207,988 shares)	0.2	(4.4)	—	—	—	(4.2)
Repurchases and retirement of common stock (4,959,499 shares)	(4.9)	(39.5)	(202.5)	—	—	(246.9)
Cash dividends ($0.44 per share)	—	—	(58.2)	—	—	(58.2)
Balance at June 29, 2007	**$129.6**	**$283.1**	**$1,472.5**	**$ —**	**$ 18.6**	**$1,903.8**

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include the accounts of Harris Corporation and its subsidiaries. As used in these Notes to Consolidated Financial Statements, the terms "Harris," "we," "our" and "us" refer to Harris Corporation and its consolidated subsidiaries. Significant intercompany transactions and accounts have been eliminated.

The accompanying consolidated financial statements include 100 percent of the assets and liabilities of our majority-owned subsidiary, Harris Stratex Networks, Inc. ("Harris Stratex Networks"), and the 43 percent ownership interest of the minority stockholders of Harris Stratex Networks is recorded in "Minority interest in Harris Stratex Networks, Inc." in the Consolidated Balance Sheet. Significant intercompany transactions and accounts have been eliminated. References to Harris Stratex Networks include its consolidated subsidiaries.

Use of Estimates — These consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and require management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on experience and other information available prior to issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known.

Fiscal Year — Our fiscal year ends on the Friday nearest June 30. Fiscal years 2007, 2006 and 2005 all include 52 weeks.

Common Stock Split — On February 25, 2005, our Board of Directors approved a two-for-one stock split in the form of a 100 percent stock dividend to our stockholders of record on March 14, 2005. The distribution of shares was completed on March 30, 2005. The total number of authorized shares and associated par value were unchanged by this action. As required, we transferred on our books the par value of $1 per share for each share distributed on March 30, 2005 from other capital to common stock. All share and per-share amounts in the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and Shareholders' Equity and these Notes to Consolidated Financial Statements reflect the stock split, applied retroactively, for all periods presented.

Cash and Cash Equivalents — Cash equivalents are temporary cash investments with a maturity of three or fewer months when purchased. These investments include accrued interest and are carried at the lower of cost or market.

Short-term Investments — We invest in high-quality securities to ensure that cash is readily available for use in our current operations. Investments with original maturities greater than three months are accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement 115"), and are classified accordingly at the time of purchase. At June 29, 2007, our short-term investments available-for-sale consisted of $12.8 million of corporate notes, $4.8 million of government notes and $2.8 million of investment grade auction rate securities. With the exception of the auction rate securities and one corporate note with a market value of $0.6 million and a maturity of 13 months, all of the short-term investments available-for-sale have maturity dates of less than one year. At June 30, 2006, our short-term investments available-for-sale consisted of $112.6 million of investment grade auction rate securities.

Our investment grade auction rate securities include preferred stock with no maturity and investment grade auction rate municipal notes and bonds with maturities that could be up to 46 years. These investments have characteristics similar to short-term investments, because at pre-determined intervals, generally ranging from 28 to 49 days, there is a new auction process at which the interest rates for these auction rate securities are reset to current interest rates. At the end of such period, we choose to roll-over our holdings or redeem the investments for cash. A "market maker" facilitates the redemption of the auction rate securities, and the underlying issuers are not required to redeem the investment within 90 days. All of these short-term investments are classified as available-for-sale and reported at fair value. Due to the frequent nature of the reset feature, the investment's market price approximates its fair value; therefore, there are no significant realized or unrealized gains or losses associated with these investments.

Marketable Securities — Marketable securities available-for-sale are accounted for in accordance with Statement 115, and are classified accordingly at the time of purchase. We consider all our available-for-sale securities as available for use in our current operations. All of our marketable securities are classified as available-for-sale and are stated at fair value, with unrealized gains and losses, net of tax, included as a separate component of shareholders' equity. Realized gains and losses from marketable securities available-for-sale are determined using the specific identification method. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of the same security without restriction but may be reduced by an amount estimated to reflect such restrictions. If an "other than temporary" impairment is determined to exist, the difference between the value of the investment security recorded on the financial statements and our current estimate of fair value is recognized as a charge to earnings in the period in which the impairment is determined.

The cost basis of marketable securities available-for-sale at June 29, 2007, consisting primarily of our investment in AuthenTec, Inc. ("AuthenTec"), was $13.4 million. The cost basis of marketable securities at June 30, 2006, consisting primarily of our investment in AuthenTec, was $10.5 million. Our investment in AuthenTec consisted of convertible preferred stock and warrants to purchase additional preferred stock. See the caption "Reclassifications" in this *Note 1: Significant Accounting Policies* for additional information.

Selected Investments — Selected investments are investments in securities that do not have readily determinable fair values. Selected investments are accounted for using the cost method of accounting and are evaluated for impairment if cost exceeds fair value. The determination of fair value requires management to obtain independent appraisals, or to estimate the value of the securities without an independent appraisal based upon available information such as projected cash flows, comparable market prices of similar companies, recent acquisitions of similar companies made in the marketplace and a review of the financial and market conditions of the underlying company. "Non-operating income (loss)" in our Consolidated Statement of Income included a write-down of $19.8 million related to our investment in Terion, Inc. ("Terion") due to an other-than-temporary impairment in the first quarter of fiscal 2007, and a $1.8 million gain in the third quarter of fiscal 2007 resulting from proceeds received from Terion following Terion's sale of substantially all of its assets on January 10, 2007. In fiscal 2006, "Non-operating income (loss)" in our Consolidated Statement of Income included a write-down of $4.0 million related to our investment in Terion due to an other-than-temporary impairment. The write-down was the result of less than expected operating results and downward revisions of forecasted future results. As a result of our receipt of proceeds from Terion following the sale as described above we have no selected investments at June 29, 2007. At June 30, 2006, we had a $23.0 million investment in Terion included in "Other assets" in our Consolidated Balance Sheet.

Fair Value of Financial Instruments — The carrying amounts reflected in our Consolidated Balance Sheet for cash and cash equivalents, short-term investments available-for-sale, marketable securities available-for-sale, cost method investments, non-current receivables, notes receivable and short-term and long-term debt approximate their fair values, except for our 3.5% Convertible Debentures due 2022, which as of June 29, 2007 have a fair value of $359.7 million compared to a carrying value of $149.1 million. Fair values are based primarily on quoted market prices for those or similar instruments or independent appraisals. A discussion of fair values for our derivative financial instruments is included under the caption "Financial Instruments and Risk Management" in this *Note 1: Significant Accounting Policies.*

Accounts Receivable — We record receivables at net realizable value. This value includes an allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and charged to the provision for doubtful accounts. We calculate this allowance based on our history of write-offs, level of past due accounts and economic status of the customers. See *Note 5: Receivables* for additional information regarding accounts receivable.

Inventories — Inventories are valued at the lower of cost (determined by average and first-in, first-out methods) or market. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. See *Note 6: Inventories* for additional information regarding inventories.

Property, Plant and Equipment — Property, plant and equipment are carried on the basis of cost. Depreciation of buildings, machinery and equipment is computed by the straight-line and accelerated methods. The estimated useful lives of buildings generally range between 3 and 45 years. The estimated useful lives of machinery and equipment generally range between 2 and 10 years. Software capitalized for internal use is accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Amortization of internal use software begins when the software is put into service and is based on the expected useful life of the software. The useful life over which we amortize internal-use software ranges from two years to five years. See *Note 7:*

Property, Plant and Equipment for additional information regarding property, plant and equipment. Also, see the caption "Reclassifications" in this *Note 1: Significant Accounting Policies* for additional information.

Goodwill — Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), indefinite-life identifiable intangible assets and goodwill are not amortized. Under the provisions of Statement 142, we are required to perform an annual (or under certain circumstances more frequent) impairment test of our goodwill. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its total assets, including goodwill, adjusted for allocations of corporate assets as appropriate. If the fair value of a reporting unit exceeds its adjusted total assets, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the adjusted total assets of a reporting unit exceed its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. See *Note 8: Goodwill* for additional information regarding goodwill.

Impairment of Long-Lived Assets and Identifiable Intangible Assets — We assess the recoverability of the carrying value of our long-lived assets and identifiable intangible assets with finite useful lives whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. We evaluate the recoverability of such assets based upon the expectations of undiscounted cash flows from such assets. If the sum of the expected future undiscounted cash flows were less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount. Identifiable intangible assets are amortized on a straight-line basis over their useful lives. See *Note 7: Property, Plant and Equipment* and *Note 9: Identifiable Intangible Assets* for additional information regarding long-lived assets and identifiable intangible assets.

Capitalized Software to Be Sold, Leased or Otherwise Marketed — Capitalized software to be sold, leased or otherwise marketed is accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("Statement 86"). Costs incurred to acquire or create a computer software product are expensed when incurred as research and development until technological feasibility has been established for the product, at which point such costs are capitalized. Technological feasibility is normally established upon completion of a detailed program design. Capitalization of computer software costs ceases when the product is available for general release to customers. Costs of reproduction, documentation, training materials, physical packaging, maintenance and customer support are charged to cost of products sold when related revenue is recognized. Capitalized software is evaluated for impairment periodically by comparing the unamortized capitalized costs of a computer software product to the net realizable value of that product. In the third quarter of fiscal 2007, we recorded an $18.9 million write-down of capitalized software in our Broadcast Communications segment. The write-down was a result of management's decision to discontinue an automation software development effort. This write-down is included in the "Engineering, selling and administrative expenses" line item of the Consolidated Statement of Income.

Capitalized software accounted for under Statement 86 had a net carrying value of $41.0 million at June 29, 2007 and $41.7 million at June 30, 2006. Total amortization expense related to these capitalized software amounts for fiscal 2007, 2006 and 2005 was $4.1 million, $2.2 million and $1.9 million, respectively. The annual amortization of capitalized software costs is the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product. Based on this policy, the useful lives over which we amortize costs of computer software to be sold, leased or otherwise marketed range from three years to seven years. Amortization commences when the product is available for general release to customers. The capitalized costs, net of accumulated amortization, are reflected in the "Other assets" line item of the Consolidated Balance Sheet. The amortization of capitalized software is included in the "Cost of product sales and services" line item of the Consolidated Statement of Income.

Other Assets and Liabilities — No current assets other than those already disclosed on the Consolidated Balance Sheet exceeded 5 percent of our total current assets as of June 29, 2007 or as of June 30, 2006. No assets within the caption "Other assets" on our Consolidated Balance Sheet exceeded 5 percent of total assets as of June 29, 2007 or as of June 30, 2006. No accrued liabilities or expenses within the caption "Other accrued items" or "Other long-term liabilities" on our Consolidated Balance Sheet exceeded 5 percent of our total current liabilities or total liabilities, respectively, as of June 29, 2007 or as of June 30, 2006.

Income Taxes — We follow the liability method of accounting for income taxes. We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in our Consolidated Balance Sheet, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the balance sheet and provide necessary valuation allowances as required. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. See *Note 22: Income Taxes* for additional information regarding income taxes.

Warranties — On development and production contract sales in our Government Communications Systems and RF Communications segments, the value or price of our warranty is generally included in the contract and funded by the customer. A provision for warranties is built into the estimated program costs when determining the profit rate to accrue when applying the cost-to-cost percentage of completion revenue recognition method. Warranty costs, as incurred, are charged to the specific program's cost and both revenue and cost are recognized at that time. Factors that affect the estimated program cost for warranty include terms of the contract, number of installed units, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim.

On product sales in our RF Communications, Harris Stratex Networks and Broadcast Communications segments, we provide for future warranty costs upon product delivery. The specific terms and conditions of those warranties vary depending upon the product sold and country in which we do business. In the case of products sold by us, our warranties generally start from the delivery date and continue as follows:

Segment	Warranty Periods
RF Communications	One to twelve years
Harris Stratex Networks	Two to three years
Broadcast Communications	One to five years

Because our products are manufactured, in many cases, to customer specifications and their acceptance is based on meeting those specifications, we historically have experienced minimal warranty costs. Factors that affect our warranty liability include the number of installed units, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim. We assess the adequacy of our recorded warranty liabilities every quarter and make adjustments to the liability as necessary.

Automation software products sold by our Broadcast Communications segment and network management software products sold by our Harris Stratex Networks segment generally carry a 30- to 90-day warranty from the date of customer acceptance. Our liability under these warranties is either to provide a corrected copy of any portion of the software found not to be in substantial compliance with the agreed upon specifications, or to provide a full refund.

Software license agreements and sales contracts for other products in our Broadcast Communications and Harris Stratex Networks segments generally include provisions for indemnifying customers against certain specified liabilities should those segments' products infringe a third party's intellectual property rights. Certain of our Broadcast Communications transmission systems customers have notified us of potential claims against us based on these standard indemnification provisions included in sales contracts between us and these customers. These indemnification claims arise from litigation brought by a third party patent licensing company asserting alleged technology rights against these customers. We are cooperating with these customers in efforts to mitigate their litigation exposure. To date, we have not incurred any material costs as a result of such indemnification and have not accrued any liabilities related to such obligations in our consolidated financial statements. See *Note 10: Accrued Warranties* for additional information regarding warranties.

Foreign Currency Translation — The functional currency for most international subsidiaries is the local currency. Assets and liabilities are translated at current rates of exchange and income and expense items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

Stock Options and Share-Based Compensation — Prior to the July 2, 2005 start of our fiscal year 2006, we accounted for the share-based compensation granted under our stock incentive plans under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, we used the intrinsic-value method of accounting for stock option awards to employees and, accordingly, did not recognize compensation expense for our stock option awards to employees in our Consolidated Statement of Income, as all option exercise prices were 100 percent of fair market value on the date the options were granted. Effective at the beginning of fiscal year 2006, we implemented Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("Statement 123R") for all share-based compensation that was not vested as of the end of fiscal year 2005. In accordance with Statement 123R, we measure compensation cost for all share-based payments (including employee stock options) at fair value and recognize cost over the vesting period. It is our policy to issue shares when options are exercised. We also repurchase shares of our common stock to offset the dilutive effect of shares issued under our stock incentive plans. See *Note 14: Stock Options and Share-Based Compensation* for additional information regarding share-based compensation including the impact of implementing Statement 123R on our results of operations and cash flows.

Revenue Recognition — Our segments have the following revenue recognition policies:

Government Communications Systems segment: Revenue in our Government Communications Systems segment primarily relates to development and production contracts. Revenue and anticipated profits under development and production contracts are recorded on a percentage-of-completion basis, generally using the cost-to-cost method of accounting where sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. The Government Communications Systems segment sometimes uses the units-of-delivery method of accounting rather than the cost-to-cost method of accounting for production contracts that call for the delivery of larger quantities of products. Under the units-of-delivery method, sales and profits are recorded based on the ratio of actual units delivered to estimated total units to be delivered under the contract. Recognition of profit on development and production fixed-price contracts requires estimates of: the total contract value; the total cost at completion; and the measurement of progress towards completion. Revenue and profits on cost-reimbursable contracts are recognized as allowable costs are incurred on the contract, and become billable to the customer, in an amount equal to the allowable costs plus the profit on those costs.

Contracts are combined when specific aggregation criteria stated in AICPA's Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") are met. Criteria generally include closely interrelated activities performed for a single customer within the same economic environment. Contracts generally are not segmented. If contracts are segmented, they meet the segmenting criteria stated in SOP 81-1. Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance. Incentive provisions, which increase earnings based solely on a single significant event, are generally not recognized until the event occurs. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.

This segment also has revenue from product sales other than development and production contracts and revenue from service arrangements, which are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is probable, delivery of a product has occurred, and title has transferred or services have been rendered. Further, if an arrangement other than a development and production contract requires the delivery or performance of multiple deliverables or elements under a bundled sale, we determine whether the individual elements represent "separate units of accounting" under the requirements of Emerging Issues Task Force Issue 00-21, "Multiple-Deliverable Revenue Arrangements" ("EITF 00-21"). If the separate elements meet the requirements listed in EITF 00-21, we recognize the revenue associated with each element separately and contract revenue is allocated among elements based on relative fair value. If the elements within a bundled sale are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are essential to the functionality. Unearned income on service contracts is amortized by the straight-line method over the term of the contracts. Also, if contractual obligations related to customer acceptance exist, revenue is not recognized for a product or service unless these obligations are satisfied.

RF Communications segment: Revenue in our RF Communications segment primarily relates to product and services sales. Revenue recognition from development and production contracts and product and services sales follows the same policies as stated under our Government Communications Systems segment's revenue recognition policy above.

Harris Stratex Networks segment: Revenue in our Harris Stratex Networks segment primarily relates to product and services sales. Revenue recognition from development and production contracts and product and services sales follows the same policies as stated under our Government Communications Systems segment's revenue recognition policy above.

Broadcast Communications segment: Revenue in our Broadcast Communications segment primarily relates to product and services sales and software licenses. Revenue recognition from development and production contracts and product and services sales follows the same policies as stated under our Government Communications Systems segment's revenue recognition policy above. This segment derives a portion of its revenue from the licensing of software with multi-year maintenance arrangements. The amount of revenue allocated to undelivered elements under these bundled software licenses is based on the vendor-specific objective evidence of fair value for those elements using the residual method. Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total arrangement fee and the amount recorded as unearned for the undelivered elements is recognized as revenue related to delivered elements. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the maintenance agreement.

Other: Royalty income is included as a component of "Non-operating income (loss)" on the Consolidated Statement of Income and is recognized on the basis of terms specified in contractual agreements. Shipping and handling fees billed to customers are classified on the Consolidated Statement of Income as "Revenue from product sales" and the associated costs are classified in "Cost of product sales." Also, we record taxes collected from customers and remitted to governmental authorities on a net basis in that they are excluded from revenues.

Retirement Benefits — As of June 29, 2007, we provide retirement benefits to substantially all U.S.-based employees primarily through a defined contribution retirement plan having profit sharing, matching and savings elements. Contributions by us to the retirement plan are based on profits and employees' savings with no other funding requirements. We may make additional contributions to the plan at our discretion. Retirement benefits also include an unfunded limited healthcare plan for U.S.-based retirees and employees on long-term disability. We accrue the estimated cost of these medical benefits, which are not material, during an employee's active service life.

Retirement plan expense amounted to $86.0 million in fiscal 2007, $103.9 million in fiscal 2006 and $87.0 million in fiscal 2005.

Minority Interest — Minority interest represents the minority stockholders' proportionate share of equity and net income or net loss of Harris Stratex Networks. As of June 29, 2007, the minority stockholders' proportionate share of the equity in Harris Stratex Networks of $326.9 million is reflected as "Minority interest in Harris Stratex Networks, Inc." in the Consolidated Balance Sheet. The minority stockholders' proportionate share of net loss for fiscal 2007 was $10.5 million.

Environmental Expenditures — We capitalize environmental expenditures that increase the life or efficiency of property or that reduce or prevent environmental contamination. We accrue environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

We are named as a potentially responsible party at 16 sites where future liabilities could exist. These sites include two sites owned by us, 6 sites associated with our former graphics or semiconductor locations and 8 treatment or disposal sites not owned by us that contain hazardous substances allegedly attributable to us from past operations. Based on an assessment of relevant factors, we have estimated that our discounted liability under the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as the "Superfund Act") and other environmental statutes and regulations for identified sites, using an 8.25 percent discount rate, is approximately $5.1 million. This liability is accrued in the June 29, 2007 Consolidated Balance Sheet. The expected aggregate undiscounted amount that will be incurred over the next 15 to 20 years (depending on the number of years for each site) is approximately $7.9 million. The expected payments for the next five years are: fiscal 2008 — $0.8 million; fiscal 2009 — $1.2 million; fiscal 2010 — $0.9 million; fiscal 2011 — $0.9 million; fiscal 2012 — $0.7 million; and the aggregate amount thereafter is approximately $3.4 million. The relevant factors we considered in estimating our potential liabilities under the Superfund Act and other environmental statutes and regulations include cost-sharing agreements with other parties and the potential indemnification from successor and predecessor owners of these sites. We do not believe that uncertainties with respect to these relevant factors would materially affect our potential liability under the Superfund Act and other environmental statutes and regulations.

Financial Guarantees and Commercial Commitments — Guarantees are contingent commitments issued to guarantee the performance of a customer to a third party in borrowing arrangements, such as commercial paper issuances, bond financings and similar transactions. The terms of the guarantees are equal to the remaining term of the related debt, which are limited to one year or less. The maximum potential amount of future payments we could be required to make under debt guarantees at June 29, 2007 is $0.5 million.

During the quarter ended September 29, 2006, our Broadcast Communications segment entered into an agreement to sell products and services to a customer in connection with the customer's prime contract to provide 19 transmission stations to a state agency. Pursuant to the terms of the prime contract, the customer was required to post a $20 million bond in favor of the agency to secure the customer's obligations under the prime contract. In order to facilitate the issuance of the bond, we entered into an agreement with the customer and the bond surety to provide additional indemnity to the surety in the event the surety incurs any loss by reason of executing such bond. Our indemnity obligations are supported by, among other things, $2 million in irrevocable standby letters of credit obtained by the customer in our favor; a guarantee from the customer, as primary guarantor, in our favor of up to approximately $11 million; personal guarantees from certain principals of the customer, as secondary guarantors, in our favor of up to approximately $11 million in the aggregate; an additional fee payable by the customer to us of up to $300,000; certain additional undertakings by the customer to us with respect to the amount of our products and services to be sold by us to the customer in connection with the customer's prime contract with the agency; an agreement by the customer to use best efforts to include us in any resolution procedure should default be declared or a claim be made to the bond; and an agreement with the customer, to the extent the customer is able, recommending we "step into" the customer's place in the event the customer is not able to perform under the prime contract with the agency. The bond may remain outstanding until February 2010. We believe that the technical, project and financial risks associated with our agreement to provide additional indemnity to the surety is remote and should not have a material effect on our financial position, results of operations or cash flows.

At June 29, 2007, there are no guarantees accrued for in our Consolidated Balance Sheet. We also hold insurance policies with third parties to mitigate the risk of loss on a portion of guarantees. We have entered into commercial commitments in the normal course of business including surety bonds, standby letter of credit agreements and other arrangements with financial institutions and customers primarily relating to the guarantee of future performance on certain contracts to provide products and services to customers and to obtain insurance policies with our insurance carriers. At June 29, 2007, we had total commercial commitments, including debt and performance guarantees of $156.6 million.

Financial Instruments and Risk Management — Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") requires us to recognize all derivatives on the Consolidated Balance Sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

As part of our risk management program we use a combination of foreign currency options and foreign currency forward contracts to hedge against risks associated with anticipated cash flows that are probable of occurring in the future and cash flows that are fixed or firmly committed. These derivatives have only nominal intrinsic value at the time of purchase and have a high degree of correlation to the anticipated cash flows they are designated to hedge. Hedge effectiveness is determined by the correlation of the anticipated cash flows and the maturity dates of the derivatives used to hedge these cash flows. We do not hold or issue derivative financial instruments for trading purposes.

We account for our instruments used to hedge against the currency risk and market fluctuation risk associated with anticipated or forecasted cash flows that are probable of occurring in the future as cash flow hedges. In accordance with Statement 133, such financial instruments are marked-to-market using forward prices and fair value quotes with the offset to other comprehensive income, net of hedge ineffectiveness. The foreign currency options and forward contracts are subsequently recognized as a component of "Cost of product sales" on the Consolidated Statement of Income when the underlying net cash flows are realized. Unrealized losses are recorded in "Other accrued items" on the Consolidated Balance Sheet with the offset to other comprehensive income, net of hedge ineffectiveness. Unrealized gains are recorded as "Other assets" on the Consolidated Balance Sheet with the offset to other comprehensive income, net of hedge ineffectiveness.

We are exposed to credit losses in the event of non-performance by counterparties to these financial instruments, but we do not expect any of the counterparties to fail to meet their obligations. To manage credit risks, we select counterparties based on credit ratings, limit our exposure to a single counterparty under defined guidelines and monitor the market position with each counterparty. In the event of the termination of a derivative designated as a hedge, the settlement would be charged to the Consolidated Statement of Income as a component of "Non-operating income (loss)."

Net Income Per Share — Net income per share is based upon the weighted average number of common shares outstanding during each year. See *Note 15: Net Income Per Diluted Share* for additional information regarding net income per share.

Reclassifications — Certain prior-year amounts have been reclassified on the consolidated financial statements to conform with current-year classifications. These reclassifications include:

- Reclassifying $28.1 million software capitalized under the provisions of SOP 98-1 from the caption "Other assets" to the caption "Property, plant and equipment" in our Consolidated Balance Sheet as of June 30, 2006.
- Reclassifying $10.5 million investment in AuthenTec from the caption "Other assets" to the caption "Marketable securities" in our Consolidated Balance Sheet as of June 30, 2006.
- Reclassifying $34.2 million of long-term liabilities to the caption "Other long-term liabilities" in our Consolidated Balance Sheet as of June 30, 2006 made up of $15.8 million from the caption "Compensation and benefits," $17.8 million from the caption "Other accrued items" and $0.6 million from the caption "Advance payments and unearned income."
- Reclassifying $13.1 million and $4.8 million amortization of developed technology from "Engineering, selling and administrative expenses" to "Cost of product sales and services" in our Consolidated Statement of Income for fiscal years 2006 and 2005, respectively.

NOTE 2: ACCOUNTING CHANGES OR RECENT ACCOUNTING PRONOUNCEMENTS

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123R-3"). FSP 123R-3 provides a simplified alternative method to calculate the beginning pool of excess tax benefits against which excess future deferred tax assets (that result when the compensation cost recognized for an award exceeds the ultimate tax deduction) could be written off under Statement 123R. The guidance in FSP 123R-3 was effective on November 10, 2005. We determined not to make the one-time election to adopt the alternative transition method described in FSP 123R-3. We have implemented the provisions of Statement 123R following the guidance for calculating the pool of excess tax benefits described in paragraph 81 of Statement 123R and the guidance related to reporting cash flows described in paragraph 68 of Statement 123R. Our determination not to adopt the alternative transition method described in FSP 123R-3 did not have a material impact on our financial position, results of operations or cash flows.

In March 2006, the FASB ratified Emerging Issues Task Force ("EITF") Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (that is, Gross versus Net Presentation)" ("Issue 06-3"). The EITF reached a conclusion that the presentation of taxes such as sales, use, value added and excise taxes on either a gross (included in revenues and costs) or a net (excluded from revenues and costs) basis is an accounting policy decision that should be disclosed by a company. In addition, a company should disclose the amounts of those taxes such as sales, use, value added and excise taxes that are reported on a gross basis in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The provisions of Issue 06-3 are effective for interim and annual reporting periods that began after December 15, 2006. We have disclosed that we record taxes collected from customers and remitted to governmental authorities on a net basis. Our adoption and implementation of the provisions of Issue 06-3 did not have a material impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109" ("FIN 48"), which sets out a consistent framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit to be recognized is the largest amount that has a greater than 50 percent likelihood of being ultimately sustained. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. We are required to adopt FIN 48 as of June 30, 2007 (the beginning of our fiscal 2008). We expect that the effect of adopting FIN 48 will result in an immaterial adjustment to fiscal 2008 opening retained earnings and an immaterial impact on our financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Statement 157 applies under other accounting pronouncements that require fair value measurement in which the FASB concluded that fair value was the relevant measurement, but does not require any new fair value measurements. Statement 157 will be effective for us beginning in fiscal 2009. We are currently evaluating the impact Statement 157 will have on our financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("Statement 158"), which amends FASB Statements No. 87, "Employers' Accounting for Pensions;" No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits;" No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" and No. 132(R), "Employers' Disclosures about Pension and Other Postretirement Benefits." Statement 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through the comprehensive income of a business entity. Statement 158 also requires an employer to measure the funded status of a plan as of the date of the employer's year-end balance sheet, with limited exceptions. The portion of Statement 158 that requires the recognition of overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability was effective for us as of June 29, 2007. The incremental effects of adopting Statement 158 on our Consolidated Balance Sheet at June 29, 2007 were not material and included a $22.4 million decrease in "Accumulated other comprehensive income." The adoption of Statement 158 had no impact on the Consolidated Statement of Income. The portion of Statement 158 that requires measurement of the funded status of pension and postretirement plans as of the date of a company's fiscal year end will be effective for us as of July 3, 2009. Certain of our plans currently have measurement dates that do not coincide with our fiscal year end and thus we will be required to change their measurement dates in fiscal 2009.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 expresses the SEC's views regarding the process of quantifying misstatements in financial statements. The view of the SEC is that the effects of prior year errors in the balance sheet must be taken into account for the current year income statement financial reporting. We implemented the provisions of SAB 108 during the first quarter of fiscal 2007 and it did not have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("Statement 159"). Statement 159 allows companies to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value (the "fair value option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, all unrealized gains or losses in fair value for that instrument shall be reported in earnings at each subsequent reporting date. Statement 159 is effective for fiscal years that begin after November 15, 2007, which for us will be our fiscal 2009. We are currently evaluating the impact Statement 159 may have on our financial position, results of operations and cash flows.

NOTE 3: BUSINESS COMBINATIONS

During fiscal 2007 we made the following business combinations:

- We combined our former Microwave Communications Division with Stratex, a publicly-traded provider of high-speed wireless transmission systems, to form a new company named Harris Stratex Networks, Inc. The combination creates a global communications solutions company offering end-to-end wireless transmission solutions for mobile and fixed-wireless service providers and private networks. Each share of Stratex common stock was converted into one-fourth of a share of Harris Stratex Networks Class A common stock. As a result of the transaction, 24,782,153 shares of Harris Stratex Networks Class A common stock were issued to the former holders of Stratex common stock and Stratex became a wholly-owned subsidiary of Harris Stratex Networks. We contributed the assets of our Microwave Communications Division, including $32.1 million in cash, and, in exchange, Harris Stratex Networks assumed substantially all of the liabilities related to our Microwave Communications Division and issued 32,913,377 shares of Harris Stratex Networks Class B common stock to us. As a result of these transactions, we own approximately 57 percent of Harris Stratex Networks' outstanding stock and the minority stockholders own approximately 43 percent of Harris Stratex Networks' outstanding stock. Harris Stratex Networks is a publicly-traded company listed on the NASDAQ Global Market under the symbol "HSTX." Harris Stratex Networks results of operations have been included in the Consolidated Statements of Income and Cash Flows since the combination date of January 26, 2007, with appropriate elimination of the minority interest. See additional information in *Note 4: Ownership in Harris Stratex Networks.*

The Stratex combination was accounted for as a purchase business combination with us considered to be the purchaser for accounting purposes, and resulted in a gain to us of approximately $163.4 million ($143.1 million after-tax), which relates to the deemed sale of 43 percent of the assets and liabilities of our Microwave Communications Division to the minority stockholders of Harris Stratex Networks. Additional details, including calculation of the purchase price, identifiable intangible assets and Stratex's Consolidated Balance Sheet as of the acquisition date, are provided in the table and notes below.

- Multimax Incorporated ("Multimax"), a privately-held provider of information technology and communications services for the U.S. Government. The acquisition of Multimax significantly expands our information technical services business — providing greater scale, a broader customer base and new growth opportunities through key positions on Government-Wide Acquisition Contracts. We purchased Multimax for $402 million in cash. Additional details, including calculation of the purchase price, identifiable intangible assets and Multimax's Consolidated Balance Sheet as of the acquisition date, are provided in the table and notes below.

During fiscal 2006 we made the following business combinations:

- Leitch Technology Corporation ("Leitch"), a publicly-held provider of high-performance video systems for the television broadcast industry. Additional details, including calculation of the purchase price, identifiable intangible assets and Leitch's Consolidated Balance Sheet as of the acquisition date, are provided in the table and notes below.
- Optimal Solutions, Inc. ("OSi"), a privately-held provider of air-time sales, traffic and billing software systems to over 350 call-letter broadcast stations in North America, for a total purchase price of $31.3 million. We recorded $10.7 million of identifiable intangible assets that are being amortized over a weighted average life of 8.0 years.
- Aastra Digital Video, a business unit of Aastra Technologies Limited. Aastra Digital Video develops and markets video networking, encoding, decoding and multiplexing technologies used by television broadcasters, telecommunications providers and satellite networks, for a total purchase price of $34.8 million. We recorded $8.6 million of identifiable intangible assets that are being amortized over a weighted average life of 6.9 years.

During fiscal 2005 we made the following business combinations:

- The Orkand Corporation ("Orkand"), a privately-held provider of technical services and information technology for U.S. Government agencies, for a total purchase price of $67.1 million.
- Encoda Systems Holdings, Inc. ("Encoda"), a privately-held global supplier of software solutions and services for the broadcast media industry, with television, radio, cable, satellite and advertising agency customers for a total purchase price of $358.0 million.

The following tables provide further detail of our material acquisitions and combinations in fiscal 2007 and fiscal 2006:

	Stratex	Multimax	Leitch
		(In millions)	
Date of acquisition	1/26/07	6/15/07	10/25/05
Reporting business segment	Harris Stratex Networks	Government Comm. Systems	Broadcast Communications
Cash consideration paid to former shareholders and option holders	$ —	$402.0	$465.1
Value of Harris Stratex Networks shares issued to Stratex stockholders	464.9	—	—
Value of Stratex vested options assumed based on the Black-Scholes-Merton option-pricing model	15.5	—	—
Acquisition costs	12.6	2.0	12.4
Assumed liabilities	—	—	1.0
Less cash acquired	—	(2.0)	(34.0)
Total purchase price	$493.0	$402.0	$444.5
Balance Sheet as of the acquisition date:			
Cash and cash equivalents	$ 33.1	$ 2.0	$ —
Short-term investments	25.4	—	—
Accounts and notes receivable	39.1	54.3	19.3
Inventories	44.2	13.9	34.0
Current deferred tax asset	—	3.4	—
Non-current deferred tax asset	—	—	6.1
Identifiable intangible assets and in-process research and development	164.8	115.0	91.5
Goodwill	293.9	255.7	343.7
Property, plant and equipment	33.0	3.1	23.4
Other assets	11.2	0.2	4.5
Total assets	$644.7	$447.6	$522.5
Accounts payable and accrued expenses	$ 74.3	$ 26.3	$ 90.4
Advance payments and unearned income	2.2	—	—
Income taxes payable	9.2	—	—
Debt	24.7	0.2	1.0
Non-current deferred tax liabilities	41.3	21.1	—
Total liabilities acquired	$151.7	$ 47.6	$ 91.4
Net assets acquired	$493.0	$400.0	$431.1

	Stratex		Multimax		Leitch	
	Weighted Average Amortization Period	Total	Weighted Average Amortization Period	Total	Weighted Average Amortization Period	Total
	(Dollars in millions)					
Identifiable Intangible Assets:						
Customer relationships	9.4	$ 28.8	10.0	$115.0	10.0	$24.9
Developed technology	10.0	70.1	—	—	7.0	56.5
Trade names, excluding Stratex tradename	5.0	11.4	—	—	5.0	6.5
Contract backlog	0.4	4.3	—	—	—	—
Non-competition agreements	1.0	1.9	—	—	—	—
Stratex tradename	Indefinite	33.0	—	—	—	—
Totals and weighted average lives	8.9	$149.5	10.0	$115.0	7.7	$87.9
In-process research and development		$ 15.3		$ —		$ 3.6

In connection with the combination with Stratex, we allocated $15.3 million of the purchase price to in-process research and development projects. These allocations represent the estimated fair value based on risk-adjusted cash flows related to the incomplete projects. At the date of the combination, the development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative future uses. Accordingly, these costs were expensed as a charge to earnings and are included in engineering, selling and administrative expenses. In making these purchase price allocations we relied on present value calculations of income, an analysis of project accomplishments and completion costs and an assessment of overall contribution and project risk. The value assigned to the purchased in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products and discounting the net cash flows to their present value using a discount rate of 19 percent. The Stratex projects were for the development of the next generation of the Eclipse product ("Next Generation Eclipse"). The Next Generation Eclipse product is expected to incorporate significant modifications to address carrier-grade Ethernet functionality. The functionality in the planned product is expected to represent the first significant jump related to capacity and capability associated with packet switching. As of the valuation date, this project was approximately 50 percent complete with initial product release expected in late calendar 2007 and had remaining costs until completion of approximately $3.4 million.

All of these business combinations have been accounted for under the purchase method of accounting and, accordingly, their results of operations have been included in the Consolidated Statement of Income and Cash Flows since their acquisition and combination dates. The purchase prices of the Leitch, OSi and Aastra Digital Video acquisitions give effect to post-closing adjustments while the purchase prices of the Stratex and Multimax acquisitions or combinations remain subject to post-closing adjustments. The consideration given to the former shareholders and option holders of Stratex was newly issued shares of Harris Stratex Networks. The cash consideration given to the former shareholders and option holders of Multimax was funded using $400.0 million of commercial paper backed by our credit facility. The purchase price allocation is preliminary for all of these acquisitions with respect to tax assets and liabilities and is preliminary for other assets and liabilities for the Stratex combination and Multimax acquisition. The goodwill resulting from all these acquisitions and combinations was associated primarily with the acquired companies' market presence and leading positions, growth opportunities in the markets in which the acquired companies operated, and experienced work forces and established operating infrastructures. The goodwill resulting from the Stratex combination and the Multimax, Leitch and OSi acquisitions is not deductible for tax purposes while the goodwill related to the Aastra Digital Video acquisition is deductible for tax purposes. The write-offs of in-process research and development noted in the above table were included in "Engineering, selling and administrative expenses" on the Consolidated Statement of Income. We obtained the assistance of independent valuation specialists to assist us in determining the allocation of the purchase price for these acquisitions and combination.

There is a $9.0 million additional payment due to the former owners of OSi based on certain financial performance criteria that were met in fiscal 2007. Accordingly, we increased goodwill and recorded a liability in fiscal 2007. This amount will be paid to the former owners over the next three years. The timing of the actual payment is dependent on certain financial measures.

Pro Forma Results (Unaudited)

The following summary, prepared on a pro forma basis, presents unaudited consolidated results of operations as if the business combination with Stratex and acquisition of Multimax had been completed as of the beginning of fiscal 2007 and fiscal 2006, after including the impact of adjustments such as amortization of intangible assets, interest expense on related borrowings, and the related income tax effects. This pro forma presentation does not include any impact of transaction synergies.

	2007	2006
	(In millions, except per share amounts)	
Revenue from product sales and services — as reported	$4,243.0	$3,474.8
Revenue from product sales and services — pro forma	$4,754.6	$4,024.8
Net income — as reported	$ 480.4	$ 237.9
Net income — pro forma	$ 495.2	$ 275.3
Net income per diluted common share — as reported	$ 3.43	$ 1.71
Net income per diluted common share — pro forma	$ 3.54	$ 1.97

The pro forma results are not necessarily indicative of our results of operations had we owned Stratex and Multimax for the entire periods presented. Stratex's results for fiscal 2007 include after-tax charges of $3.2 million of integration costs associated with the combination. The Multimax revenue and net income are positively impacted by $37.0 million and $24.9 million, for fiscal 2007, and $65.8 million and $44.1 million, for fiscal 2006, respectively, due to higher income recorded based on a contract with its largest customer for which the prices were reduced effective January 1, 2007.

The following summary, prepared on a pro forma basis, presents unaudited consolidated results of operations as if the acquisition of Leitch had been completed as of the beginning of fiscal 2006 and fiscal 2005, after including the impact of adjustments such as amortization of intangible assets, interest expense on related borrowings and the related income tax effects. This pro forma presentation does not include any impact of acquisition synergies.

	2006	2005
	(In millions, except per share amounts)	
Revenue from product sales and services — as reported	$3,474.8	$3,000.6
Revenue from product sales and services — pro forma	$3,531.1	$3,221.4
Net income — as reported	$ 237.9	$ 202.2
Net income — pro forma	$ 231.8	$ 185.3
Net income per diluted common share — as reported	$ 1.71	$ 1.46
Net income per diluted common share — pro forma	$ 1.66	$ 1.34

Leitch's results for fiscal 2005 include after-tax charges of $4.2 million associated with staff reductions and lease exit costs relating to vacating two of three floors of office space leased by Leitch in Toronto, Canada.

NOTE 4: OWNERSHIP IN HARRIS STRATEX NETWORKS

Harris Stratex Networks is authorized to issue and has issued both Class A common stock and Class B common stock. We own 100 percent of the outstanding shares of Class B common stock. The Class B common stock has the same rights and privileges as, and ranks equally and shares ratably with, the Class A common stock, and otherwise is substantially similar to the Class A common stock, except that holders of shares of Class B common stock have certain additional rights, several of which are generally described below.

Holders of Class B common stock have the right to vote separately as a class to elect a number of Harris Stratex Networks directors (the "Class B Directors") equal to such holders' proportionate ownership of the total voting power of the outstanding Harris Stratex Networks common stock (and to remove and replace such Class B Directors) so long as such holders' total voting power is equal to or greater than 10 percent. Also, subject to limited exceptions, holders of Class B common stock have a preemptive right to preserve their proportionate interest in Harris Stratex Networks, but only when the holders of Class B common stock hold a majority of the total number of votes entitled to be cast generally in an election of the directors of Harris Stratex Networks (other than an election of the Class B Directors).

We have agreed that until January 26, 2009 we will not acquire or dispose of any of our voting securities in Harris Stratex Networks, unless (i) pursuant to our preemptive right described above, (ii) approved in advance by a majority of the Harris Stratex Networks directors who are not Class B directors (the "Class A Directors"), or (iii) as a result of actions taken by Harris Stratex Networks that do not increase or decrease our percentage of total voting power which we and our affiliates are entitled to cast in respect of all classes of capital stock or securities of Harris Stratex Networks then outstanding and entitled to vote generally in the election of Class A Directors (including the holders of Class B common stock) beneficially owned by us. We have also agreed that from January 26, 2009 to January 26, 2011, we will not (1) beneficially own more than 80 percent of the voting power of Harris Stratex Networks without the prior approval of a majority of the Class A Directors or (2) transfer all or a portion of our interest in Harris Stratex Networks to a person if, following such transfer, that person would be entitled to cast a majority of the outstanding votes in an election of the directors of Harris Stratex Networks (other than an election of the Class B Directors) unless a majority of the Class A Directors approves such transfer in advance or the person purchasing our interest in Harris Stratex Networks offers to acquire all the outstanding voting securities of Harris Stratex Networks at the same price and on the same terms as apply to the transfer from us. Shares of Class A common stock currently are listed for trading on NASDAQ Global Market under the symbol "HSTX," while shares of Class B common stock currently are not listed for trading on any exchange or quotation system and are not expected to be so listed at any time in the foreseeable future.

NOTE 5: RECEIVABLES

Receivables are summarized below:

	2007	2006
	(In millions)	
Accounts receivable	$661.6	$479.7
Unbilled cost from cost-plus contracts	91.4	82.6
Notes receivable due within one year — net	10.3	15.6
	763.3	577.9
Less allowances for collection losses	(14.8)	(17.3)
	$748.5	$560.6

NOTE 6: INVENTORIES

Inventories are summarized below:

	2007	2006
	(In millions)	
Unbilled costs and accrued earnings on fixed-price contracts	$209.7	$137.3
Finished products	119.9	90.0
Work in process	54.9	69.4
Raw materials and supplies	172.3	172.2
	$556.8	$468.9

Unbilled costs and accrued earnings on fixed-price contracts are net of progress payments of $52.8 million at June 29, 2007 and $55.1 million at June 30, 2006.

Harris Stratex Networks Segment

During the second quarter of fiscal 2006, the Harris Stratex Networks segment successfully released additional frequencies of the TRuepoint™ product family, essentially completing all frequencies intended to be offered in the low- and mid-capacity microwave radio market segments. In light of these releases and the market acceptance of previously released frequencies as demonstrated by TRuepoint™ product sales over the preceding three quarters, management announced in November 2005 a manufacturer's discontinuance ("MD") of the MicroStar™ M/H, MicroStar™ L and Galaxy™ product families (the product families the TRuepoint™ product line was developed to replace) and of the Clearburst™ product family, a product line that shared manufacturing facilities with the MicroStar™ and the Galaxy™ product lines in Montreal, Canada. The Clearburst™ product family was discontinued because significant costs would have to be incurred to move production of these products from Montreal, Canada to San Antonio, Texas, which is the segment's primary manufacturing location, where the TRuepoint™ product line is produced. In November 2005, letters were sent to Microstar™, Galaxy™ and Clearburst™ customers informing them of the MD announcement.

We estimated expected demand for these discontinued products based on: (1) responses to the letters noted above, and (2) a percentage of the installed product base, using previous product MD history as a basis for this estimate. In addition, the customer service inventory of these discontinued products was reviewed and quantities required to support existing warranty obligations and contractual obligations were quantified. These analyses identified inventory held in multiple locations including Montreal, Canada; Redwood Shores, California; San Antonio, Texas; Paris, France; Mexico City, Mexico; Sao Paulo, Brazil; and Shenzhen, China. As a result of these analyses, approximately $34 million of inventory was written down during fiscal 2006.

Broadcast Communications Segment

During the first and second quarter of fiscal 2006, the Broadcast Communications segment took cost-reduction actions to address ongoing weakness in our international broadcast transmission markets and to further improve the segment's profitability. These actions included closing our Huntingdon, United Kingdom facility; relocating manufacturing of European-standard transmission products to our Quincy, Illinois facility; reducing our infrastructure in Austria; outsourcing manufacturing of radio consoles and related products from our Mason, Ohio facility; and headcount reductions from further integration within our software systems business. In light of these actions we identified products that we would no longer sell to customers because the cost to move the production of these products from our Huntingdon, United Kingdom facility to our Quincy, Illinois facility and costs to outsource the manufacturing products from our Mason, Ohio facility to a third party or move this manufacturing to another Harris facility exceeded the future benefits expected to result from such actions. As a result, we announced in the first quarter of fiscal 2006 to our customers, dealers and suppliers that we would be discontinuing the production of these products. An analysis of inventory was made as part of the actions noted above and a provision was made for inventory levels in excess of estimated demand for all exited products. The estimate of demand took the following into consideration: (1) responses to the letters sent to the customers, (2) previous product exit experience for the Broadcast Communications segment, and (3) future customer service requirements including existing warranty obligations and contractual obligations. As a result of these analyses, $12 million of inventory was written down during fiscal 2006.

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized below:

	2007	2006
	(In millions)	
Land	$ 12.5	$ 11.6
Software capitalized for internal use	68.4	52.3
Buildings	335.8	326.1
Machinery and equipment	776.3	699.4
	1,193.0	1,089.4
Less allowances for depreciation and software amortization	(733.8)	(696.0)
	$ 459.2	$ 393.4

Depreciation and software amortization expense related to property, plant and equipment was $86.6 million, $66.7 million and $59.2 million in fiscal 2007, 2006 and 2005, respectively.

NOTE 8: GOODWILL

Changes in the carrying amount of goodwill for the fiscal years ended June 29, 2007 and June 30, 2006, by business segment, are as follows:

	Government Communications Systems	RF Communications	Harris Stratex Networks	Broadcast Communications	Total
			(In millions)		
Balance at July1, 2005	$126.3	$6.0	$ 26.1	$411.5	$ 569.9
Goodwill acquired during the period	—	—	—	381.0	381.0
Other (including translation and true-ups of previously estimated purchase price allocations)	(0.9)	—	2.2	(1.1)	0.2
Balance at June 30, 2006	125.4	6.0	28.3	791.4	951.1
Goodwill acquired during the period	255.7	—	293.9	—	549.6
Other (including translation and true-ups of previously estimated purchase price allocations)	—	—	1.4	23.1	24.5
Balance at June 29, 2007	$381.1	$6.0	$323.6	$814.5	$1,525.2

The goodwill resulting from the combination with Stratex or acquisitions was associated primarily with the acquired companies' market presence and leading position, growth opportunity in the market in which the acquired or combined companies operated, experienced work force and established operating infrastructures.

NOTE 9: IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets subject to amortization and not subject to amortization are as follows:

	2007			2006		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
			(In millions)			
Customer relationships	$194.6	$11.8	$182.8	$ 50.0	$ 5.0	$ 45.0
Developed technologies	196.0	42.2	153.8	129.3	25.2	104.1
Contract backlog	37.3	16.2	21.1	33.0	7.1	25.9
Trade names	25.6	5.0	20.6	14.1	2.0	12.1
Non-competition agreements	2.8	1.3	1.5	0.9	0.4	0.5
Other	10.3	5.6	4.7	10.1	4.7	5.4
Total subject to amortization	466.6	82.1	384.5	237.4	44.4	193.0
Total not subject to amortization	33.4	—	33.4	0.4	—	0.4
Total identifiable intangible assets	$500.0	$82.1	$417.9	$237.8	$44.4	$193.4

The intangible assets above not subject to amortization relate primarily to the Stratex tradename within our Harris Stratex Networks segment. Amortization expense related to identifiable intangible assets was $57.8 million, $27.6 million and $11.1 million for fiscal 2007, 2006 and 2005, respectively.

Future estimated amortization expense for identifiable intangible assets is as follows:

	Total
	(In millions)
Fiscal Years:	
2008	$ 57.7
2009	54.4
2010	53.8
2011	52.4
2012	42.3
Thereafter	123.9
Total	$384.5

NOTE 10: ACCRUED WARRANTIES

Changes in our warranty liability, which is included as a component of the "Other accrued items" caption on the Consolidated Balance Sheet, during fiscal 2007 and 2006, are as follows:

	2007	2006
	(In millions)	
Balance at June 30, 2006	$ 30.2	$ 19.4
Warranty provision for sales made during the year	20.2	19.7
Settlements made during the year	(16.6)	(12.8)
Other adjustments to the warranty liability, including those for acquisitions and foreign currency translation during the year	3.4	3.9
Balance at June 29, 2007	$ 37.2	$ 30.2

NOTE 11: CREDIT ARRANGEMENTS

On March 31, 2005, we entered into a five-year senior unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of lenders. The Credit Agreement provides for the extension of credit to us in the form of revolving loans and letters of credit issuances at any time and from time to time during the term of the Credit Agreement, in an aggregate principal amount at any time outstanding not to exceed $500 million (we may request an increase not to exceed $250 million). The Credit Agreement may be used for working capital and other general corporate purposes and to support any commercial paper that we may issue. At our election, borrowings under the Credit Agreement will bear interest either at LIBOR plus an applicable margin or at the base rate. The base rate is a fluctuating rate equal to the higher of the Federal funds rate plus 0.50 percent or SunTrust Bank's publicly announced prime lending rate. The Credit Agreement provides that the interest rate margin over LIBOR, initially set at 0.50 percent, will increase or decrease within certain limits based on changes in the ratings of our senior, unsecured long-term debt securities. We are also permitted to request borrowings with interest rates and terms that are to be set pursuant to competitive bid procedures or directly negotiated with a lender or lenders.

The Credit Agreement contains certain covenants, including covenants limiting: liens on our assets; certain mergers, consolidations or sales of assets; certain sale and leaseback transactions; certain vendor financing investments; and the use of proceeds for hostile acquisitions. The Credit Agreement also prohibits our consolidated ratio of total indebtedness to total capital from being greater than 0.60 to 1.00 and prohibits our consolidated ratio of adjusted EBITDA to net interest expense from being less than 3.00 to 1.00 for any rolling four-quarter period. The Credit Agreement contains certain events of default, including: payment defaults; failure to perform or observe terms and covenants; material inaccuracy of representations or warranties; default under other indebtedness with a principal amount in excess of $50 million; the occurrence of one or more judgments or orders for the payment of money in excess of $50 million that remain unsatisfied; incurrence of certain ERISA liabilities in excess of $50 million; failure to pay debts as they come due, or our bankruptcy; or a change of control, including if a person or group becomes the beneficial owner of 25 percent or more of our voting stock. If an event of default occurs, the lenders may, among other things, terminate their commitments and declare all outstanding borrowings, together with accrued interest and fees, to be immediately due and payable. All amounts borrowed or outstanding under the Credit Agreement are due and mature on March 31, 2010, unless the commitments are terminated earlier, either at our request or if certain events of default occur. At June 29, 2007, no borrowings were outstanding under the Credit Agreement.

We have a universal shelf registration statement related to the potential future issuance of an indeterminate amount of securities, including debt securities, preferred stock, common stock, fractional interests in preferred stock represented by depository shares and warrants to purchase debt securities, preferred stock or common stock.

We have uncommitted short-term lines of credit aggregating $14.7 million from various international banks, $13.3 million of which was available on June 29, 2007. These lines provide for borrowings at various interest rates, typically may be terminated upon notice, may be used on such terms as mutually agreed to by the banks and us, and are reviewed annually for renewal or modification. These lines do not require compensating balances.

We have a short-term commercial paper program in place, which we may utilize to satisfy short-term cash requirements. We had $400.0 million of borrowings outstanding under the commercial paper program at June 29, 2007, which was backed by the Credit Agreement.

NOTE 12: SHORT-TERM DEBT

Short-term debt of $410.0 million at June 29, 2007 consisted primarily of commercial paper and $0.2 million at June 30, 2006 consisted of notes payable to banks. The weighted-average interest rate for the bank notes was 5.7 percent at June 29, 2007 and 5.5 percent at June 30, 2006.

NOTE 13: LONG-TERM DEBT

Long-term debt includes the following:

	2007	2006
	(In millions)	
5.0% notes, due fiscal 2016	$ 300.0	$300.0
3.5% convertible debentures, due fiscal 2023	149.1	149.5
6.35% debentures, due fiscal 2028	150.0	150.0
7.0% debentures, due fiscal 2026	100.0	100.0
6.65% debentures, due fiscal 2007	—	1.4
Stratex credit facility:		
Term loan A	5.7	—
Term loan B	13.8	—
Other	0.1	—
Total debt	718.7	700.9
Less: current portion of long-term debt	(309.8)	(1.4)
Total long-term debt	$ 408.9	$699.5

The potential maturities of long-term debt, including the current portion, for the five years following fiscal 2007 and, in total, thereafter are: $309.8 million in fiscal 2008; $5.1 million in fiscal 2009; $3.8 million in fiscal 2010; none in fiscal 2011; none in fiscal 2012; and $400.0 million thereafter. These potential maturities take into consideration the possibility that the debt holders will exercise put options for our 6.35% Debentures in February 2008 and our 3.5% Convertible Debentures in August 2007. All of our outstanding long-term debt is unsubordinated and unsecured with equal ranking, except that the debt issued by Stratex described below is debt of Harris Stratex Networks Operating Corporation and is not guaranteed by us.

On September 20, 2005, we completed the issuance of $300 million in aggregate principal amount of 5% Notes due October 1, 2015. We may redeem the notes in whole, or in part, at any time at the "make-whole" redemption price. The "make-whole" redemption price is equal to the greater of 100 percent of the principal amount of the notes being redeemed or the sum of the present values of the remaining scheduled payments of the principal and interest (other than interest accruing to the date of redemption) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined, plus 15 basis points. In each case, we will pay accrued interest on the principal amount of the notes being redeemed to the redemption date. We incurred $4.1 million in debt issuance costs and discounts related to the issuance of the notes, which are being amortized on a straight-line basis over a ten-year period and reflected as a portion of interest expense in the Consolidated Statement of Income.

In fiscal 2003, we issued $150 million in aggregate principal amount of 3.5% Convertible Debentures due 2022. These debentures were convertible into shares of our common stock at a conversion price of $22.625 during any calendar quarter if the closing price of our common stock, for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the prior calendar quarter, was more than $24.8875, and in certain other circumstances. On July 12, 2007, we initiated the steps necessary to redeem these debentures on August 20, 2007. However, prior to the date set for redemption, all of the debentures were converted by the holders into shares of our common stock at a conversion rate of 44.2404 shares of common stock for each $1,000 principal amount of debentures, with the exception of debentures in the principal amount of $3,000. This resulted in the issuance by us of 6,594,146 shares of common stock during the first quarter of fiscal 2008 in respect of the debentures converted. On August 20, 2007, we redeemed the remaining debentures in the principal amount of $3,000. Accordingly, no debentures remain outstanding as of August 20, 2007. We incurred $4.8 million in debt issuance costs related to the issuance of the convertible debentures, which costs are being amortized on a straight-line basis over a five-year period and reflected as a portion of interest expense in the Consolidated Statement of Income. See additional information in *Note 25: Subsequent Event.*

In February 1998, we completed the issuance of $150 million in aggregate principal amount of 6.35% Debentures due February 1, 2028. We may redeem the debentures in whole, or in part, at any time after February 2, 2008 at a pre-determined redemption price. Holders may require us to repay all or a portion of the debentures on February 1, 2008 at 100 percent of the principal amount of the debentures being redeemed plus accrued interest.

In January 1996, we completed the issuance of $100 million in aggregate principal amount of 7% Debentures due January 15, 2026. These debentures are not redeemable prior to maturity.

Prior to the combination with Stratex, Stratex was a party to a credit facility with Silicon Valley Bank, and following the combination, Stratex (now named "Harris Stratex Networks Operating Corporation" and a wholly-owned subsidiary of Harris Stratex Networks), remains a party to the credit facility with Silicon Valley Bank (the "Harris Stratex Networks Credit Facility"). Harris and its subsidiaries (other than Harris Stratex Networks Operating Corporation) are not parties to the Harris Stratex Networks Credit Facility and are not obligated under, or guarantors of, the Harris Stratex Networks Credit Facility. Indebtedness under the Harris Stratex Networks Credit Facility is reflected in the Consolidated Balance Sheet as a result of the consolidation in the consolidated financial statements of the financial results of Harris Stratex Networks. The Harris Stratex Networks Credit Facility allows for revolving credit borrowings of up to $50 million, with available credit defined as $50 million less the outstanding balance of the term loan portion and any usage under the revolving credit portion. As of June 29, 2007, the balance of the term loan portion of the Harris Stratex Networks Credit Facility was $19.5 million (of which $10.7 million is recorded in the current portion of long-term debt) and there was $6.3 million in outstanding standby letters of credit, which are defined as usage under the revolving credit portion of the Harris Stratex Networks Credit Facility. Term Loan A of the Harris Stratex Networks Credit Facility requires monthly principal payments by Harris Stratex Networks Operating Corporation of $0.5 million plus interest at a fixed rate of 6.38% through May 2008. Term Loan B of the Harris Stratex Networks Credit Facility requires monthly principal payments by Harris Stratex Networks Operating Corporation of $0.4 million plus interest at a fixed rate of 7.25% through March 2010. The Harris Stratex Networks Credit Facility agreement contains a minimum tangible net worth covenant and a liquidity ratio covenant. At June 29, 2007, Harris Stratex Networks Operating Corporation was in compliance with these financial covenants.

NOTE 14: STOCK OPTIONS AND SHARE-BASED COMPENSATION

As of June 29, 2007, we had three shareholder-approved stock incentive plans for employees under which options or other share-based compensation were outstanding, and we had the following types of share-based awards outstanding under these plans: stock options, performance share awards, performance share unit awards, restricted stock awards and restricted stock unit awards. These plans include former Harris employees who are now employed with Harris Stratex Networks and who had options or awards outstanding at the date of the combination ("Harris Plans"). Additionally, Harris Stratex Networks has a stock-based compensation plan that provides for stock options, performance share awards and restricted share awards based on Harris Stratex Networks Class A Common Stock. Harris Stratex Networks also assumed all of the former Stratex outstanding stock options as of January 26, 2007, as part of the combination with Stratex ("Harris Stratex Networks Plans"). We believe that such awards more closely align the interests of our employees with those of our shareholders. Certain share-based awards provide for accelerated vesting if there is a change in control (as defined under our stock incentive plans).

Summary of Stock-Based Compensation Expense

The following table summarizes the components and classification of stock-based compensation expense:

	2007	2006	2005
		(In millions)	
Total Harris expense	$23.0	$16.9	$ 9.2
Total Harris Stratex Networks expense	5.7	1.7	0.8
Total stock-based compensation expense	$28.7	$18.6	$10.0
Included in:			
Cost of product sales and services	$ 1.9	$ 0.7	$ —
Engineering, selling and administrative expenses	26.8	17.9	10.0
	28.7	18.6	10.0
Tax effect on stock-based compensation expense	(9.4)	(6.1)	(3.3)
Total stock-based compensation expense after tax	$19.3	$12.5	$ 6.7

Compensation cost related to share-based compensation arrangements that were capitalized as part of inventory or fixed assets as of June 29, 2007, June 30, 2006 and July 1, 2005 was not material.

The following table illustrates the pro forma effect on net income and net income per share for fiscal 2005 assuming we had applied the fair value recognition provisions of Statement 123R to all previously granted share-based awards after giving consideration to potential forfeitures during such periods. The fair value of each option grant is estimated at the grant date using the Black-Scholes-Merton option-pricing model based on the assumptions listed below under *"Stock Options."* The estimated fair value of options granted is amortized to compensation expense over their vesting period, which is generally 3 years.

	2005
	(In millions, except per share amounts)
Net income, as reported	$202.2
The share-based employee compensation cost included in net income as reported, net of $3.3 million related tax benefit	6.7
Deduct: Total share-based employee compensation expense determined under the fair value based method for all awards, net of $6.3 million related tax benefit	(12.7)
Pro forma net income	$196.2
Net income per common share, as reported	
Basic	$ 1.52
Diluted	$ 1.46
Pro forma net income per common share	
Basic	$ 1.48
Diluted	$ 1.41

Harris Plans

Shares of common stock remaining available for future issuance under Harris stock incentive plans totaled 24,908,171 as of June 29, 2007. In fiscal 2007, we issued an aggregate of 1,673,501 shares of common stock under the terms of Harris stock incentive plans, which is net of shares withheld for tax purposes.

Stock Options

The following information relates to stock options that have been granted under Harris shareholder-approved stock incentive plans. Option exercise prices are 100 percent of fair market value on the date the options are granted. Options may be exercised for a period set at the time of grant, which generally ranges from seven to ten years after the date of grant, and they generally become exercisable in installments, which are typically 50 percent one year from the grant date, 25 percent two years from the grant date and 25 percent three years from the grant date. A significant number of options granted by us in fiscal 2005 and 2006 are subject to a vesting schedule in which they are 50 percent exercisable prior to the end of such fiscal year, a period of approximately 10 months from the grant date.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model which uses assumptions noted in the following table. We obtained an independent valuation to assist us in determining market-based assumptions to estimate the fair value of stock options granted. Expected volatility is based on implied volatility from traded options on Harris stock, historical volatility of Harris stock price over the last ten years and other factors. The expected term of the options is based on historical observations of Harris stock over the past ten years, considering average years to exercise for all options exercised, average years to cancellation for all options cancelled and average years remaining for outstanding options, which is calculated based on the weighted-average vesting period plus the weighted-average of the difference between the vesting period and average years to exercise and cancellation. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury curve in effect at the time of grant.

	2007	2006	2005
Expected dividends	1.0%	0.9%	0.7%
Expected volatility	35.8%	36.1%	35.2%
Risk-free interest rates	4.8%	4.1%	3.0%
Expected term (years)	3.42	3.35	4.00

A summary of stock option activity under Harris stock incentive plans as of June 29, 2007 and changes during fiscal 2007, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In millions)
Stock options outstanding at June 30, 2006	5,826,328	$22.79		
Stock options forfeited or expired	(135,812)	$35.77		
Stock options granted	1,157,600	$44.06		
Stock options exercised	(1,659,768)	$18.71		
Stock options outstanding at June 29, 2007	5,188,348	$28.50	5.05	$135.2
Stock options exercisable at June 29, 2007	3,237,791	$22.12	4.71	$105.0

The weighted-average grant-date fair value was $11.59 per share, $10.82 per share and $7.87 per share for options granted during fiscal 2007, 2006 and 2005, respectively. The total intrinsic value of options exercised during fiscal 2007, 2006 and 2005 was $49.4 million, $46.9 million and $35.5 million, respectively, at the time of exercise.

A summary of the status of Harris nonvested stock options at June 29, 2007 and changes during fiscal 2007, is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested stock options at June 30, 2006	1,678,424	$ 7.88
Stock options granted	1,157,600	$11.59
Stock options vested	(885,467)	$ 6.91
Nonvested stock options at June 29, 2007	1,950,557	$10.52

As of June 29, 2007, there was $20.5 million of total unrecognized compensation cost related to nonvested stock options granted under Harris stock incentive plans. This cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of stock options that vested during fiscal 2007, 2006 and 2005 was approximately $6.1 million, $11.1 million and $18.3 million, respectively.

Restricted Stock Awards

The following information relates to awards of restricted stock and restricted stock units that have been granted to employees under Harris stock incentive plans. The restricted stock and restricted stock units are not transferable until vested and the restrictions lapse upon the achievement of continued employment over a specified time period.

The fair value of each restricted stock grant is based on the closing price of Harris stock on the date of grant and is amortized to compensation expense over its vesting period. At June 29, 2007, there were 428,611 shares of restricted stock outstanding.

The fair value of each restricted stock unit, which can be distributed in cash or shares, is equal to the most probable estimate of intrinsic value at the time of distribution and is amortized to compensation expense over the vesting period. At June 29, 2007, we had 61,950 restricted stock units outstanding.

A summary of the status of Harris restricted stock and restricted stock units at June 29, 2007 and changes during fiscal 2007, is as follows:

	Shares	Weighted-Average Grant Price
Restricted stock and restricted stock units outstanding at June 30, 2006	347,416	$30.35
Restricted stock and restricted stock units granted	224,200	$45.92
Restricted stock and restricted stock units vested	(61,611)	$25.16
Restricted stock and restricted stock units forfeited	(19,444)	$37.66
Restricted stock and restricted stock units outstanding at June 29, 2007	490,561	$37.82

As of June 29, 2007, there was $10.9 million of total unrecognized compensation cost related to restricted stock and restricted stock unit awards under Harris stock incentive plans. This cost is expected to be recognized over a weighted-average period of 2.2 years. The weighted-average grant date price per share of restricted stock and per unit of restricted stock units granted during fiscal 2007, 2006 and 2005 was $45.92, $39.45 and $28.24, respectively. The total fair value of restricted stock and restricted stock units that vested during fiscal 2007, 2006 and 2005 was approximately $1.6 million, $1.1 million and $2.1 million, respectively.

Performance Share Awards

The following information relates to awards of performance shares and performance share units that have been granted to employees under Harris stock incentive plans. Generally, performance share and performance share unit awards are subject to performance criteria such as meeting predetermined earnings and return on invested capital targets for a three-year plan period. These awards also generally vest at the expiration of the same three-year period. The final determination of the number of shares to be issued in respect of an award is determined by Harris' Board of Directors or a committee of Harris' Board of Directors.

The fair value of each performance share is based on the closing price of Harris stock on the date of grant and is amortized to compensation expense over its vesting period, if achievement of the performance measures is considered probable. At June 29, 2007, there were 664,726 performance shares outstanding.

The fair value of each performance share unit, which can be distributed in cash or shares, is equal to the most probable estimate of intrinsic value at the time of distribution and is amortized to compensation expense over the vesting period. At June 29, 2007, there were 31,602 performance share units outstanding.

A summary of the status of Harris performance shares and performance share units at June 29, 2007 and changes during fiscal 2007 is as follows:

	Shares	Weighted-Average Grant Price
Performance shares and performance share units outstanding at June 30, 2006	636,630	$26.84
Performance shares and performance share units granted	358,967	$43.88
Performance shares and performance share units vested	(273,501)	$16.28
Performance shares and performance share units forfeited	(25,768)	$38.48
Performance shares and performance share units outstanding at June 29, 2007	696,328	$35.74

As of June 29, 2007, there was $11.8 million of total unrecognized compensation cost related to performance share and performance share unit awards under Harris stock incentive plans. This cost is expected to be recognized over a weighted-average period of 2.0 years. The weighted-average grant date price per share of the performance shares and per unit of performance share units granted during fiscal 2007, 2006 and 2005 was $43.88, $37.37 and $24.00, respectively. The total fair value of performance share and performance share units that vested during fiscal 2007, 2006 and 2005 was approximately $4.5 million, $1.5 million and $1.6 million, respectively.

Other

Under Harris U.S. retirement plans, most U.S.-based employees may select an option to invest in Harris' common stock at 70 percent of current market value limited to the lesser of (a) one percent of their compensation and (b) 20 percent of a participant's total contribution to the plan, which is matched by us. The discount from fair market value on common stock purchased by employees under the domestic retirement plans is charged to compensation expense in the period of the related purchase. Starting in fiscal 2008, we will no longer provide a discount to invest in Harris' common stock.

Harris Stratex Networks Plans

Shares of Harris Stratex Networks common stock remaining available for future issuance under Harris Stratex Networks Plans totaled 4,393,278 as of June 29, 2007.

The Harris Stratex Networks stock incentive plan provides for the issuance of share-based awards in the form of stock options, performance share awards and restricted stock. The initial grant of awards under this plan was made on February 28, 2007. Under this initial grant, Harris Stratex Networks issued 292,400 stock options, 138,752 restricted shares and 141,200 performance shares. Harris Stratex Networks also made a grant on June 12, 2007 issuing 19,800 stock options, 4,970 restricted shares and 9,600 performance shares.

Upon the exercise of stock options, vesting of restricted stock awards, or vesting of performance share awards, Harris Stratex Networks issues new shares of Harris Stratex Networks Class A common stock. Currently, Harris Stratex Networks does not anticipate repurchasing shares to provide a source of shares for Harris Stratex Networks awards of share-based compensation.

Stock Options Awarded — 2007 Stock Equity Plan

The following information relates to stock options that have been granted under the Harris Stratex Networks stock incentive plan. Option exercise prices are equal to the fair market value on the date the options are granted using Harris Stratex Networks closing stock price. Options may be exercised for a period set at the time of grant, generally 7 years after the date of grant, and they generally vest in installments of 50 percent one year from the grant date, 25 percent two years from the grant date and 25 percent three years from the grant date.

The fair value of each option award under Harris Stratex Networks stock equity plan was estimated on the date of grant using the Black-Scholes-Merton option-pricing model using the assumptions set forth in the following table. Expected volatility is based on implied volatility from a group of peer companies developed with the assistance of an independent valuation firm using a five-year look-back period. The expected term of the options is based on the safe harbor provision as described in the SEC's Staff Accounting Bulletin No. 107. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Statement 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Forfeitures were estimated based on the historical experience at Stratex for those options assumed and at Harris for employees that were formerly employed at our Microwave Communications Division. For fiscal 2007 grants, we estimated the forfeiture rate based on the grantee population which is only at a director level and above which we expect to be five percent annually. We expect forfeitures to be 8 percent annually for the Stratex options assumed by Harris Stratex Networks. Stock-based compensation expense was recorded net of estimated forfeitures for fiscal 2007 such that compensation expense was recorded only for those stock-based awards that are expected to vest.

A summary of the significant assumptions we used in calculating the fair value of Harris Stratex Networks fiscal 2007 stock option grants is as follows:

	Grant Date	
	February 28, 2007	June 12, 2007
Expected dividends	0.0%	0.0%
Expected volatility	62.64%	61.10%
Risk-free interest rate	4.52%	5.18%
Expected term (years)	5.0	5.0
Stock price on date of grant	$ 20.40	$ 16.48
Number of stock options granted	292,400	19,800
Fair value per option on date of grant	$ 11.61	$ 9.35

We obtained an independent valuation to assist us in determining market-based assumptions to estimate the fair value of stock options granted. A summary of stock option activity under Harris Stratex Networks stock incentive plan at June 29, 2007 and changes during fiscal 2007 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Stock options outstanding at June 30, 2006	—	$ —	$ —		
Stock options forfeited or expired	—	$ —	$ —		
Stock options granted	312,200	$20.15	$11.47		
Stock options exercised	—	$ —	$ —		
Stock options outstanding at June 29, 2007	312,200	$20.15	$11.47	6.7	$—
Stock options exercisable at June 29, 2007	—	$ —	$ —	—	$—

A summary of the status of Harris Stratex Networks nonvested stock options at June 29, 2007 granted under Harris Stratex Networks stock incentive plan and changes during fiscal 2007, is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested stock options at June 30, 2006	—	$ —
Stock options granted	312,200	$11.47
Stock options vested	—	$ —
Nonvested stock options at June 29, 2007	312,200	$11.47

As of June 29, 2007, there was $3.0 million of total unrecognized compensation cost related to nonvested stock options granted under the Harris Stratex Networks stock incentive plan. This cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of stock options that vested during fiscal 2007 was zero.

Restricted Stock Awards — 2007 Stock Equity Plan

The following information relates to awards of restricted stock that were granted on February 28, 2007 and June 12, 2007 to employees and outside directors under Harris Stratex Networks stock incentive plan. The restricted stock is not transferable until vested and the restrictions lapse upon the achievement of continued employment or service as a director over a specified time period. Restricted stock issued to employees cliff vests 3 years after grant date. Restricted stock issued to directors generally vests in quarterly increments through 1 year after grant date. The fair value of each restricted stock grant is based on the closing price of Harris Stratex Networks Class A common stock on the date of grant and is amortized to compensation expense over its vesting period.

A summary of the status of Harris Stratex Networks restricted stock at June 29, 2007 and changes during fiscal 2007, is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Restricted stock outstanding at June 30, 2006	—	$ —
Restricted stock granted	143,722	$20.30
Restricted stock vested	(8,067)	$20.38
Restricted stock forfeited	—	$ —
Restricted stock outstanding at June 29, 2007	135,655	$20.30

As of June 29, 2007, there was $2.4 million of total unrecognized compensation cost related to restricted stock awards under the Harris Stratex Networks stock incentive plan. This cost is expected to be recognized over a weighted-average period of 2.3 years.

Performance Share Awards — 2007 Stock Equity Plan

The following information relates to awards of performance shares that have been granted to employees on February 28, 2007 and June 12, 2007 under the Harris Stratex Networks stock incentive plan. Vesting of performance share awards is subject to performance criteria including meeting revenue and operating income targets for a 29-month plan period ending June 30, 2009 and continued employment at the end of that period. The final determination of the number of shares to be issued in respect of an award is determined by the Harris Stratex Networks Board of Directors or a committee of its Board.

The fair value of each performance share is based on the closing price of Harris Stratex Networks Class A common stock on the date of grant and is amortized to compensation expense over its vesting period, if achievement of the performance measures is considered probable.

A summary of the status of Harris Stratex Networks performance shares at June 29, 2007 and changes during fiscal 2007, is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Performance shares outstanding at June 30, 2006	—	$ —
Performance shares granted	150,800	$20.15
Performance shares vested	—	$ —
Performance shares forfeited	—	$ —
Performance shares outstanding at June 29, 2007	150,800	$20.15

As of June 29, 2007, there was $2.6 million of total unrecognized compensation cost related to performance share awards under the Harris Stratex Networks stock incentive plan. This cost is expected to be recognized over a weighted-average period of 2.0 years.

Stock Options Assumed from Stratex

A summary of stock option activity for stock options assumed in the combination with Stratex on January 26, 2007 through June 29, 2007 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In millions)
Vested stock options assumed at January 26, 2007	2,392,703	$24.33		
Unvested stock options assumed at January 26, 2007	915,063	$17.05		
Total stock options assumed at January 26, 2007	3,307,766	$22.32		
Stock options forfeited or expired	(97,819)	$38.53		
Stock options exercised	(305,431)	$ 9.93		
Stock options outstanding at June 29, 2007	2,904,516	$23.08	3.6	$8.6
Stock options exercisable at June 29, 2007	2,441,996	$24.27	3.2	$7.9

The total intrinsic value of options exercised during fiscal 2007 (the period from January 26, 2007, date of assumption through June 29, 2007) was $2.5 million at the time of exercise. As of June 29, 2007, there was $4.9 million of total unrecognized compensation cost related to the assumed former Stratex options. This cost is expected to be recognized over a weighted-average period of 0.9 years.

NOTE 15: NET INCOME PER DILUTED SHARE

The computations of net income per diluted share are as follows:

	2007	2006	2005
	(In millions, except per share amounts)		
Net income	$480.4	$237.9	$202.2
Impact of convertible debentures	3.9	3.9	3.6
Net income used in diluted share calculation(A)	$484.3	$241.8	$205.8
Basic weighted average shares outstanding	132.5	132.9	132.7
Impact of dilutive stock options	2.0	2.1	2.0
Impact of convertible debentures	6.6	6.6	6.6
Diluted weighted average shares outstanding(B)	141.1	141.6	141.3
Net income per diluted share(A)/(B)	$ 3.43	$ 1.71	$ 1.46

In fiscal 2003, we issued $150 million in aggregate principal amount of 3.5% Convertible Debentures due 2022. Holders of the debentures have the right to convert each of their debentures into shares of our common stock prior to the stated maturity. After giving effect to the adjustment in connection with our March 2005 stock split, a holder will receive 44.2404 shares of our common stock for each $1,000 of debentures surrendered for conversion. This represents a conversion price of $22.625 per share of our common stock.

We have assessed whether the embedded conversion feature within our 3.5% Convertible Debentures due 2022 should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings under paragraph 12 of Statement 133. Based on our assessment, we have determined that the conversion feature is not required to be bifurcated under the provisions of Statement 133; EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock"; FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"; and EITF Issue No. 05-2, "The Meaning of Conventional Convertible Debt Instrument in EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

For purposes of calculating net income per diluted share, the numerator has not been adjusted to consider the effect of potentially dilutive securities of Harris Stratex Networks because the effect would have been antidilutive due to the net loss incurred by Harris Stratex Networks.

Potential dilutive common shares consist primarily of employee stock options. Employee stock options to purchase approximately zero, 20,800, and 141,898 shares at the end of fiscal 2007, 2006 and 2005, respectively, were outstanding, but were not included in the computation of net income per diluted common share because the effect would have been antidilutive as the options' exercise prices exceeded the average market price.

NOTE 16: RESEARCH AND DEVELOPMENT

Company-sponsored research and product development costs are expensed as incurred. These costs were $234.6 million in fiscal 2007, $197.8 million in fiscal 2006 and $146.2 million in fiscal 2005.

Customer-sponsored research and development costs are incurred pursuant to contractual arrangements and are accounted for principally by the percentage-of-completion method. Customer-sponsored research and development costs incurred under U.S. Government-sponsored contracts require us to provide a product or service meeting certain defined performance or other specifications (such as designs). Customer-sponsored research and development was $689.0 million in fiscal 2007, $626.0 million in fiscal 2006 and $733.0 million in fiscal 2005. Customer-sponsored research and development is included in our revenue and cost of product sales and services.

NOTE 17: INTEREST EXPENSE

Total interest expense was $41.1 million in fiscal 2007, $36.5 million in fiscal 2006 and $24.0 million in fiscal 2005. Interest attributable to funds used to finance major long-term projects can be capitalized as an additional cost of the related asset. No interest was capitalized in fiscal 2007, 2006 or 2005. Interest paid was $39.6 million in fiscal 2007, $31.8 million in fiscal 2006 and $23.2 million in fiscal 2005.

NOTE 18: LEASE COMMITMENTS

We account for leases in accordance with the provisions of SFAS No. 13, "Accounting for Leases" and other related authoritative guidance. Total rental expense amounted to $33.3 million in fiscal 2007, $30.6 million in fiscal 2006 and $27.0 million in fiscal 2005. Future minimum rental commitments under leases with an initial lease term in excess of one year, primarily for land and buildings, amounted to approximately $101.3 million at June 29, 2007. These commitments for the years following fiscal 2007 and, in total, thereafter are: fiscal 2008 — $33.2 million; fiscal 2009 — $25.6 million; fiscal 2010 — $19.0 million; fiscal 2011 — $9.5 million; fiscal 2012 — $5.1 million; and $8.9 million thereafter. These commitments do not contain any material rent escalations, rent holidays, contingent rent, rent concessions, leasehold improvement incentives or unusual provisions or conditions. We do not consider any of these individual leases material to our operations. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the current lease term, or estimated life, if shorter.

NOTE 19: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

We use foreign exchange contracts and options to hedge both balance sheet and off-balance sheet future foreign currency commitments. Generally, these foreign exchange contracts offset foreign currency denominated inventory and purchase commitments from suppliers, accounts receivable from and future committed sales to customers, and intercompany loans. We believe the use of foreign currency financial instruments should reduce the risks that arise from doing business in international markets. At June 29, 2007, we had open foreign exchange contracts with a notional amount of $107.2 million, of which $29.8 million were classified as cash flow hedges, $40.0 million were classified as fair value hedges and $37.4 million were not designated hedges under the provisions of Statement 133. This compares to total foreign exchange contracts with a notional amount of $45.7 million as of June 30, 2006, of which $15.7 million were classified as cash flow hedges and $30.0 million were classified as fair value hedges. At June 29, 2007, contract expiration dates range from less than one month to 18 months with a weighted average contract life of 2 months.

More specifically, the foreign exchange contracts classified as cash flow hedges are primarily being used to hedge currency exposures from cash flows anticipated in our Harris Stratex Networks segment related to customer orders denominated in non-functional currencies that are currently in backlog and in our RF Communications segment related to programs in the U.K. and Canada and payments to a vendor in the U.K. that is supporting one of our government contracts in our Government Communications Systems segment. We have hedged the forecasted cash flows related to payments made to our U.S. operations to maintain our anticipated profit margins. We also have hedged U.S. dollar payments to suppliers to maintain our anticipated profit margins in our international operations. As of June 29, 2007, we estimated that a pre-tax loss of $0.2 million would be reclassified into net income from comprehensive income within the next 18 months related to these cash flow hedges.

The net gain included in our net income in fiscal 2007, 2006 and 2005 representing the amount of fair value and cash flow hedges' ineffectiveness was not material. Amounts recognized in our net income in fiscal 2007, 2006 and 2005 related to the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness were also not material. In addition, no amounts were recognized in our net income in fiscal 2007, 2006 and 2005 related to hedged firm commitments that no longer qualify as fair value hedges. All of these derivatives were recorded at their fair value on the balance sheet in accordance with Statement 133.

NOTE 20: NON-OPERATING INCOME (LOSS)

The components of non-operating income (loss) are as follows:

	2007	2006	2005
	(In millions)		
Gain (loss) from the sale of investments	$ 2.9	$ —	$(3.7)
Write-downs of investments for other-than-temporary decreases in market value	(19.8)	(6.9)	(9.6)
Royalty income	0.6	5.6	7.0
Equity income	0.1	0.1	—
	$(16.2)	$(1.2)	$(6.3)

NOTE 21: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are as follows:

	2007	2006
	(In millions)	
Foreign currency translation	$ 24.3	$11.8
Net unrealized loss on hedging derivatives, net of income taxes	—	(0.1)
Net unrealized gain on securities, net of income taxes	16.7	—
Unrecognized pension obligations, net of income taxes	(22.4)	—
	$ 18.6	$11.7

NOTE 22: INCOME TAXES

The provisions for income taxes are summarized as follows:

	2007	2006	2005
		(In millions)	
Current:			
United States	$166.2	$109.8	$65.7
International	13.9	(2.5)	2.1
State and local	21.1	10.4	(0.8)
	201.2	117.7	67.0
Deferred:			
United States	(16.4)	23.3	21.4
International	5.0	5.9	2.2
State and local	1.1	(4.0)	5.6
	(10.3)	25.2	29.2
	$190.9	$142.9	$96.2

The components of deferred income tax assets (liabilities) are as follows:

	2007		2006	
	Current	Non-Current	Current	Non-Current
		(In millions)		
Inventory valuations	$ 35.7	$ —	$ 30.3	$ —
Accruals	96.8	4.4	74.6	1.6
Depreciation	—	(28.7)	—	(18.4)
Domestic tax loss and credit carryforwards	—	93.4	—	34.6
International tax loss and credit carryforwards	—	68.3	—	69.9
International research and development expense deferrals	—	27.9	—	22.6
Acquired intangibles	—	(108.9)	—	(62.1)
FAS 158 unfunded pension liability	—	10.8	—	—
All other — net	(5.1)	5.8	1.7	(8.0)
	127.4	73.0	106.6	40.2
Valuation allowance	(33.1)	(134.8)	(1.6)	(68.8)
	$ 94.3	$ (61.8)	$105.0	$(28.6)

A reconciliation of the statutory United States income tax rate to the effective income tax rate follows:

	2007	2006	2005
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
State taxes	2.5	1.1	1.1
International income	0.1	3.6	(0.1)
Tax benefits related to export sales	(0.5)	(2.0)	(2.5)
Settlement of tax audits	(2.0)	—	(1.2)
Research and development tax credit	(1.1)	(0.4)	(0.6)
Purchased in-process research and development and other non-deductible acquisition-related items	0.8	0.6	0.4
Lookback and other interest	0.2	0.3	—
U.S. production activity benefit	(0.7)	(0.9)	—
Nontaxable gain on formation of Harris Stratex Networks	(5.6)	—	—
Other items	0.2	0.2	0.1
Effective income tax rate	28.9%	37.5%	32.2%

United States income taxes have not been provided on $374.1 million of undistributed earnings of international subsidiaries because of our intention to reinvest these earnings indefinitely. The determination of unrecognized deferred U.S. tax liability for the undistributed earnings of international subsidiaries is not practicable. We have not recognized a deferred tax liability for the difference between the book basis and the tax basis of our investment in the stock of our domestic subsidiaries, related primarily to unremitted earnings of subsidiaries, because we do not expect this basis difference to become subject to tax at the parent level. We believe we can implement certain tax strategies to recover our investment in our domestic subsidiaries tax-free. Tax loss and credit carryforwards as of June 29, 2007 have expiration dates ranging between one year and no expiration in certain instances. The amount of domestic, international, and state and local tax loss carryforwards as of June 29, 2007 were $144.3 million, $235.0 million and $43.7 million, respectively. The provision for income taxes includes benefits attributable to the utilization of certain state net operating loss and credit carryforwards of zero in fiscal 2007, $6.5 million in fiscal 2006 and $5.1 million in fiscal 2005. Pre-tax income (loss) of international subsidiaries was $37.7 million in fiscal 2007, $(9.9) million in fiscal 2006 and $17.9 million in fiscal 2005. Income taxes paid were $160.8 million in fiscal 2007, $90.6 million in fiscal 2006 and $43.6 million in fiscal 2005. The valuation allowance increased $97.5 million from $70.4 million at the end of fiscal 2006 to $167.9 million at the end of fiscal 2007 primarily because we recorded a valuation allowance under purchase accounting on $94.0 million of acquired deferred tax assets in the Stratex Consolidated Balance Sheet as of the acquisition date. $114.9 million of the $167.9 million valuation allowance as of June 29, 2007, is attributable to acquired deferred tax assets, any realization of which will be reflected as a change in goodwill. The valuation allowance has been established for financial reporting purposes, to offset certain domestic and foreign deferred tax assets due to uncertainty regarding our ability to realize them in the future.

NOTE 23: BUSINESS SEGMENTS

We are structured primarily around the markets we serve and in fiscal 2007, we operated in four business segments — Government Communications Systems, RF Communications, Harris Stratex Networks and Broadcast Communications. Our Government Communications Systems segment engages in advanced research and develops, designs, produces and services advanced communication and information processing systems, primarily for the Department of Defense ("DoD") and various other agencies of the U.S. Government. Our RF Communications segment performs advanced research and develops, designs, manufactures, sells and services secure tactical radio products, primarily for the DoD and various international defense agencies. Our Harris Stratex Networks segment designs, manufactures, sells and services microwave radio products and develops, designs, produces, sells and services network management systems, primarily for cellular network providers and private network operators. Our Broadcast Communications segment designs, manufactures, sells and services television and radio transmission products; high-performance video systems and products; software solutions related to automation, asset management control and workflow; and broadcast networking systems and products, primarily for radio and television broadcasters as well as governmental agencies. Within each of our business segments there are multiple program areas and product lines that logically aggregate into our four business segments described above. None of these program areas or product lines warrant disclosure as a separate business segment.

The accounting policies of our operating segments are the same as those described in *Note 1: Significant Accounting Policies*. We evaluate each segment's performance based on its "operating income (loss)," which we define as profit or loss from operations before income taxes excluding interest income and expense, equity income and gains or losses from securities and other investments. Intersegment sales among our Government Communications Systems, RF Communications and Broadcast Communications segments are transferred at cost to the buying segment and the sourcing segment recognizes a normal profit that is eliminated. Intersegment sales between our Harris Stratex Networks segment and any of our Government Communications Systems, RF Communications and Broadcast Communications segments are recorded as arms length transactions. The "Corporate eliminations" line item in the tables below represents the elimination of intersegment sales and their related profits. "Headquarters expense" represents the portion of corporate expenses not allocated to the business segments.

Our products and systems are produced principally in the United States with international revenue derived primarily from exports. No revenue earned from any individual foreign country exceeded 3 percent of our total revenue during fiscal 2007, 2006 or 2005.

Sales made to the U.S. Government by all segments (primarily our Government Communications Systems segment and our RF Communications segment) as a percentage of total revenue were 65.9 percent in fiscal 2007, 66.2 percent in fiscal 2006 and 65.7 percent in fiscal 2005. Revenue from services in fiscal 2007 was 34.9 percent, 4.9 percent, 19.1 percent and 14.9 percent of total revenue in our Government Communications Systems, RF Communications, Harris Stratex Networks and Broadcast Communications segments, respectively.

Selected information by business segment and geographical area is summarized below:

	2007	2006	2005
		(In millions)	
Total Assets			
Government Communications Systems	$1,200.5	$ 697.6	$ 626.5
RF Communications	338.7	297.4	197.5
Harris Stratex Networks	941.8	340.7	353.8
Broadcast Communications	1,350.0	1,336.8	729.2
Headquarters	575.0	469.8	550.4
	$4,406.0	$3,142.3	$2,457.4
Capital Expenditures			
Government Communications Systems	$ 36.8	$ 40.1	$ 41.5
RF Communications	21.9	38.0	12.6
Harris Stratex Networks	7.7	6.0	8.9
Broadcast Communications	10.5	9.1	4.0
Headquarters	11.9	8.6	8.0
	$ 88.8	$ 101.8	$ 75.0
Depreciation and Amortization			
Government Communications Systems	$ 43.8	$ 37.5	$ 33.5
RF Communications	13.4	8.4	5.8
Harris Stratex Networks	40.2	10.4	10.3
Broadcast Communications	40.4	32.6	23.7
Headquarters	12.7	9.5	9.3
	$ 150.5	$ 98.4	$ 82.6
Geographical Information			
U.S. operations:			
Revenue	$3,892.5	$3,146.3	$2,768.2
Long-lived assets	$1,864.0	$1,298.1	$1,034.1
International operations:			
Revenue	$ 350.5	$ 328.5	$ 232.4
Long-lived assets	$ 713.2	$ 405.3	$ 107.9

Headquarters assets consist primarily of cash, short-term investments, marketable securities, buildings, equipment and selected investments. Depreciation and amortization includes identifiable intangible assets, capitalized software and debt issuance costs amortization of $75.0 million, $34.2 million and $27.5 million in fiscal 2007, 2006 and 2005, respectively.

Export revenue was $613.9 million in fiscal 2007, $418.0 million in fiscal 2006 and $326.6 million in fiscal 2005. Fiscal 2007 export revenue and revenue from international operations was principally from Europe, Africa, Canada, Latin America and Asia. Fiscal 2007 long-lived assets from international operations were principally in Canada, which had $331.9 million and Singapore, which had $260.1 million.

Revenue and income before income taxes and minority interest by segment follows:

Revenue

	2007	2006	2005
		(In millions)	
Government Communications Systems	$1,997.1	$1,812.5	$1,805.2
RF Communications	1,179.1	808.6	537.1
Harris Stratex Networks	508.0	348.7	320.2
Broadcast Communications	599.5	538.4	384.1
Corporate eliminations	(40.7)	(33.4)	(46.0)
	$4,243.0	$3,474.8	$3,000.6

Income Before Income Taxes and Minority Interest

	2007(2)	2006(3)	2005(4)
		(In millions)	
Segment Operating Income (Loss):			
Government Communications Systems	$225.6	$216.5	$203.4
RF Communications	403.2	278.9	166.5
Harris Stratex Networks	146.9	(19.6)	7.7
Broadcast Communications	11.9	22.8	18.1
Headquarters expense	(69.6)	(75.4)	(58.0)
Corporate eliminations	(13.4)	(16.5)	(16.5)
Non-operating income (loss)(1)	(16.2)	(1.2)	(6.3)
Net interest	(27.6)	(24.7)	(16.5)
	$660.8	$380.8	$298.4

(1) "Non-operating income (loss)" includes equity income (loss), royalties and related intellectual property expenses, gains and losses from the sale of investments, and write-downs of investments for other-than-temporary decreases in market value. Additional information regarding non-operating income (loss) is set forth in *Note 20: Non-Operating Income (Loss).*

(2) The operating income in the Harris Stratex Networks segment in fiscal 2007 included a $163.4 million gain on the combination with Stratex offset by $46.0 million of transaction-related and integration costs. The operating income in the Broadcast Communications segment includes charges of $7.5 million related to severance and other expenses associated with cost-reduction actions directed at downsizing to better align the cost structure for our transmission and software solution products to their revenue run rates, and an $18.9 million write-down of capitalized software associated with our decision to discontinue an automation software development effort. Non-operating income (loss) includes a $19.8 million write-down of our investment in Terion due to the other-than-temporary impairment.

(3) The operating loss in the Harris Stratex Networks segment in fiscal 2006 includes $39.6 million in inventory write-downs and other charges associated with product discontinuances and the shutdown of manufacturing activities at our Montreal, Canada plant. The operating income in the Broadcast Communications segment in fiscal 2006 includes charges of $11.9 million related to a write-off of in-process research and development costs, lower margins being recognized subsequent to our acquisition due to a step-up in inventory recorded as of the acquisition date and other costs associated with our acquisition of Leitch. The operating income in the Broadcast Communications segment in fiscal 2006 includes charges of $25.0 million related to cost-reduction actions, which included closing our Huntingdon, United Kingdom facility; relocating manufacturing of European-standard transmission products to our Quincy, Illinois facility; reducing our infrastructure in Austria; outsourcing manufacturing of radio consoles and related products from our Mason, Ohio facility; and headcount reductions from further integration within our software systems business area. Charges incurred in fiscal 2006 related to these actions includes $9.7 million severance and other employee-related exit costs and $2.3 million facility-related costs. Headquarters expense in fiscal 2006 includes a $5.4 million charge related to our arbitration with Bourdex. Fiscal 2006 non-operating income (loss) includes a $6.9 million write-down of our passive investments due to other-than-temporary impairments and a $6.1 million gain from the settlement of intellectual property infringement lawsuits.

(4) Fiscal 2005 Broadcast Communications segment's operating income includes $8.6 million of charges related to a write-off of in-process research and development and impairment losses on capitalized software development costs associated with our acquisition of Encoda. Fiscal 2005 non-operating income (loss) includes a $9.6 million write-down of our passive investments due to other-than-temporary impairments and an $8.5 million gain from our execution of a patent cross-licensing agreement.

NOTE 24: LEGAL PROCEEDINGS

From time to time, as a normal incident of the nature and kind of businesses in which we are engaged, various claims or charges are asserted and litigation commenced against us arising from or related to: product liability; personal injury; patents, trademarks or trade secrets; labor and employee disputes; commercial or contractual disputes; the sale or use of products containing asbestos; breach of warranty; or environmental matters. Claimed amounts may be substantial but may not bear any reasonable relationship to the merits of the claim or the extent of any real risk of court or arbitral awards. We have recorded accruals for losses related to those matters that we consider to be probable and that can be reasonably estimated. Gain contingencies, if any, are recognized when they are realized and legal costs are generally expensed when incurred. While it is not feasible to predict the outcome of these matters with certainty, and some lawsuits, claims or proceedings may be disposed or decided unfavorably to us, based upon available information, in the opinion of management, settlements and final judgments, if any, which are considered probable of being rendered against us in litigation or arbitration in existence at June 29, 2007 are reserved for, covered by insurance or would not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 25: SUBSEQUENT EVENT

On July 12, 2007, we notified The Bank of New York, as trustee, that we would redeem all of our outstanding 3.5% Convertible Debentures due 2022 in accordance with the terms of the Indenture dated as of August 26, 2002 between Harris and the trustee. The debentures would have been redeemed for cash on August 20, 2007, at a redemption price of 100 percent of the principal amount of the debentures, plus accrued and unpaid interest to, but not including, the redemption date. However, prior to the date set for redemption, all of the debentures were converted by the holders into shares of our common stock at a conversion rate of 44.2404 shares of common stock for each $1,000 principal amount of debentures, with the exception of debentures in the principal amount of $3,000. This resulted in the issuance by us of 6,594,146 shares of common stock in respect of the debentures converted. On August 20, 2007, we redeemed the remaining debentures in the principal amount of $3,000. Accordingly, no debentures remain outstanding as of August 20, 2007.

QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data is summarized below.

	Quarter Ended				Total Year
	9-29-06(1)	12-29-06(2)	3-30-07(3)	6-29-07(4)	
	(In millions, except per share amounts)				
Fiscal 2007					
Revenue	$946.8	$1,016.2	$1,072.4	$1,207.6	$4,243.0
Gross profit	305.9	332.5	353.3	380.2	1,371.9
Income before income taxes and minority interest	110.6	143.6	272.1	134.5	660.8
Net income	83.9	94.0	214.9	87.6	480.4
Per share data:					
Basic net income per share	.63	.71	1.62	.67	3.63
Diluted net income per share	.60	.67	1.52	.63	3.43
Cash dividends	.11	.11	.11	.11	.44
Stock prices — High	46.35	46.95	52.93	56.50	
Low	37.80	39.49	45.85	46.46	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarter Ended				Total Year
	9-30-05(5)	12-30-05(6)	3-31-06(7)	6-30-06(8)	
	(In millions, except per share amounts)				
Fiscal 2006					
Revenue	$759.7	$841.6	$881.1	$992.4	$3,474.8
Gross profit	223.1	236.0	293.0	336.9	1,089.0
Income before income taxes	79.6	61.0	111.3	128.9	380.8
Net income	50.3	30.0	72.5	85.1	237.9
Per share data:					
Basic net income per share	.38	.23	.54	.64	1.79
Diluted net income per share	.36	.22	.52	.61	1.71
Cash dividends	.08	.08	.08	.08	.32
Stock prices — High	42.48	45.78	49.78	48.85	
Low	30.91	36.72	42.17	37.69	

(1) Income before income taxes and minority interest includes a $19.8 million pre-tax ($12.9 million after-tax) write-down of our investment in Terion due to an other-than-temporary impairment.

(2) Income before income taxes and minority interest includes $1.7 million pre-tax ($1.4 million after-tax) of transaction and integration costs incurred on the combination with Stratex.

(3) Income before income taxes and minority interest includes a $163.4 million pre-tax ($143.1 million after-tax) gain on the combination transaction with Stratex, which was offset by $26.5 million pre-tax ($13.0 million after-tax and minority interest) of transaction and integration costs incurred on the combination with Stratex; $4.2 million pre-tax ($3.4 million after-tax) of severance and other expenses associated with cost-reduction actions and an $18.9 million pre-tax ($12.3 million after-tax) write-down of capitalized software associated with our decision to discontinue an automation software development effort in our Broadcast Communications segment.

(4) Income before income taxes and minority interest includes $17.8 million pre-tax ($8.5 million after-tax and minority interest) of transaction and integration costs incurred on the combination with Stratex and $3.3 million pre-tax ($2.6 million after-tax) of severance and other expenses associated with cost-reduction actions in our Broadcast Communications segment.

(5) Income before income taxes includes $18.0 million ($15.1 million after-tax) in charges associated with consolidating manufacturing locations and other cost-reduction initiatives in our Broadcast Communications segment and $0.2 million ($0.1 million after-tax) in write-downs of our passive investments due to other-than-temporary impairments.

(6) Income before income taxes includes $35.5 million ($32.4 million after-tax) in inventory write-downs and other charges associated with product discontinuances and the shutdown of manufacturing activities at our Montreal, Canada plant in our Harris Stratex Networks segment; $6.5 million ($6.5 million after-tax) in charges for costs associated with our Broadcast Communications segment's acquisition of Leitch; $6.2 million ($4.2 million after-tax) in write-downs of our passive investments due to other-than-temporary impairments; a $6.1 million ($4.1 million after-tax) gain from the settlement of intellectual property infringement lawsuits; and $5.2 million ($3.6 million after-tax) in charges associated with consolidating manufacturing locations and other cost-reduction initiatives in our Broadcast Communications segment.

(7) Income before income taxes includes a $5.4 million ($5.4 million after-tax) charge related to our arbitration with Bourdex; $3.2 million ($2.2 million after-tax) in charges for costs associated with our Broadcast Communications segment's acquisition of Leitch; $0.8 million ($0.7 million after-tax) in charges associated with consolidating manufacturing locations and other cost-reduction initiatives in our Broadcast Communications segment; and $0.3 million ($0.3 million after-tax) in severance and other charges associated with product discontinuances and the shutdown of manufacturing activities at our Montreal, Canada plant in our Harris Stratex Networks segment.

(8) Income before income taxes includes $3.8 million ($3.8 million after-tax) in severance and other charges associated with product discontinuances and the shutdown of manufacturing activities at our Montreal, Canada plant in our Harris Stratex Networks segment; $2.2 million ($1.5 million after-tax) in charges for costs associated with our Broadcast Communications segment's acquisition of Leitch; $1.0 million ($0.6 million after-tax) in charges associated with consolidating manufacturing locations and other cost-reduction initiatives in our Broadcast Communications segment; and $0.5 million ($0.3 million after-tax) in write-downs of our passive investments due to other-than-temporary impairments.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) *Evaluation of disclosure controls and procedures:* We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily is required to use its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our controls and procedures with respect to those entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries. As required by Rule 13a-15 under the Exchange Act, as of the end of fiscal 2007 we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. During fiscal 2007, we devoted significant effort to comply with the rules on internal control over financial reporting issued pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. This effort expanded upon our long-standing practice of acknowledging management's responsibility for the establishment and effective operation of internal control through performing self-assessment and monitoring procedures. Based upon this work and other evaluation procedures, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that as of the end of fiscal 2007 our disclosure controls and procedures were effective.

(b) *Changes in internal control:* We periodically review our internal control over financial reporting as part of our efforts to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, we routinely review our system of internal control over financial reporting to identify potential changes to our processes and systems that may improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating the activities of acquired business units, migrating certain processes to our shared services organizations, formalizing policies and procedures, improving segregation of duties, and adding additional monitoring controls. In addition, when we acquire new businesses, we incorporate our controls and procedures into the acquired business as part of our integration activities. There have been no changes in our internal control over financial reporting that occurred during the quarter ended June 29, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) *Evaluation of Internal Control over Financial Reporting.* "Management's Report on Internal Control Over Financial Reporting" is included within "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. Both our management's assessment and the effectiveness of our internal control over financial reporting were audited by Ernst & Young LLP, our independent registered public accounting firm. Their unqualified report is included within "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

(a) *Identification of Directors:* The information required by this Item, with respect to our directors, is incorporated herein by reference to the discussion under the headings *Proposal 1: Election of Directors — Terms Expiring In 2010* and *Current Directors Not Up For Election* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year.

(b) *Identification of Executive Officers:* Certain information regarding our executive officers is included in Part I of this Annual Report on Form 10-K under the heading "Executive Officers of the Registrant" in accordance with General Instruction G(3) of Form 10-K.

(c) *Audit Committee Information; Financial Expert:* The information required by this Item with respect to the Audit Committee of our Board of Directors and Audit Committee financial experts is incorporated herein by reference to the discussion under the headings *Board Committees and Committee Charters, Audit Committee* and *Committee Membership* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year.

(d) *Section 16(a) Beneficial Ownership Reporting Compliance:* The information relating to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the discussion under the heading *Section 16(a) Beneficial Ownership Reporting Compliance* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year.

(e) *Code of Ethics:* All our directors and employees, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other senior accounting and financial officers, are required to abide by our Standards of Business Conduct. Our Standards of Business Conduct are posted on our website at *www.harris.com/business-conduct* and are also available free of charge by written request to our Director of Business Conduct, Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919. We intend to disclose any amendment to, or waiver from, our Standards of Business Conduct granted to any director or officer on the Business Conduct section of our website at *www.harris.com/business-conduct* within four business days following such amendment or waiver. The information required by this Item with respect to codes of ethics is incorporated herein by reference to the discussion under the heading *Standards of Business Conduct* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year.

(f) *Policy for Nominees:* The information required under Item 407(c)(3) of Regulation S-K is incorporated herein by reference to the discussion concerning procedures by which shareholders may recommend nominees contained under the heading *Director Nomination Process and Criteria* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year. No material changes to the nominating process have occurred.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item, with respect to compensation of our directors and executive officers, is incorporated herein by reference to the discussion under the headings *Director Compensation and Benefits, Executive Compensation* and *Management Development and Compensation Committee Report* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of June 29, 2007 about our common stock that may be issued, whether upon the exercise of options, warrants and rights or otherwise, under our existing equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)(2)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders(1)	5,188,348	$28.50	24,908,171
Equity compensation plans not approved by shareholders	-0-	N/A	-0-
Total	5,188,348	$28.50	24,908,171

(1) Consists of the Harris Corporation Stock Incentive Plan, the Harris Corporation 2000 Stock Incentive Plan and the Harris Corporation 2005 Equity Incentive Plan. No additional awards may be granted under the Harris Corporation Stock Incentive Plan or the Harris Corporation 2000 Stock Incentive Plan.

(2) Under the Harris Corporation 2000 Stock Incentive Plan and the Harris Corporation 2005 Equity Incentive Plan, we have granted shares in the form of performance shares, performance share units, restricted stock, restricted stock units, or other similar types of share awards. As of June 29, 2007, there were issued and outstanding 1,186,889 shares of such awards under these plans. Because there is no exercise price associated with performance share awards or restricted share awards which are granted to employees at no cost, such shares are not included in the weighted average exercise price calculation.

See *Note 14: Stock Options and Share-Based Compensation* in the Notes for a general description of our stock and equity incentive plans.

The other information required by this Item, with respect to security ownership of certain of our beneficial owners and management, is incorporated herein by reference to the discussion under the headings *Our Largest Shareholders* and *Shares Held By Our Directors and Executive Officers* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is incorporated herein by reference to the discussion under the headings *Director Independence* and *Related Person Transaction Policy* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is incorporated herein by reference to the discussion under the heading *Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm* in our Proxy Statement for our Annual Meeting of Shareholders scheduled to be held on October 26, 2007, which proxy statement is expected to be filed within 120 days after the end of our 2007 fiscal year.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as a part of this Annual Report on Form 10-K:

Page

(1) List of Financial Statements Filed as Part of this Annual Report on Form 10-K

The following financial statements and reports of Harris Corporation and its consolidated subsidiaries are included in Item 8. of this Annual Report on Form 10-K at the page numbers referenced below:

(2) Financial Statement Schedules:

All other schedules are omitted because they are not applicable, the amounts are not significant, or the required information is shown in the Consolidated Financial Statements or the Notes thereto.

(3) Exhibits:

The following exhibits are filed herewith or are incorporated herein by reference to exhibits previously filed with the SEC:

(1)(a) Underwriting Agreement dated as of September 15, 2005 among Harris Corporation and Morgan Stanley Co. Incorporated and Bank of America Securities, LLC, on behalf of several underwriters, named therein, incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on September 16, 2005. (Commission File Number 1-3863)

(2)(a) Stock Purchase Agreement, dated as of May 31, 2007, between Harris Corporation and Netco Government Services, LLC, incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 1, 2007. (Commission File Number 1-3863)

(2)(b) Amended and Restated Formation, Contribution and Merger Agreement, dated as of December 18, 2006, among Harris Corporation, Stratex Networks, Inc., Harris Stratex Networks, Inc. and Stratex Merger Corp., incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on February 1, 2007. (Commission File Number 1-3863)

(2)(c)(i) Arrangement Agreement between Harris Corporation and Leitch Technology Corporation, dated August 31, 2005, incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on September 2, 2005. (Commission File Number 1-3863)

(ii) Amending Agreement, dated as of September 12, 2005, between Harris Corporation and Leitch Technology Corporation, incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on September 16, 2005. (Commission File Number 1-3863)

(3)(i) Restated Certificate of Incorporation of Harris Corporation (1995), incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996. (Commission File Number 1-3863)

(3)(ii) By-Laws of Harris Corporation, as amended and restated effective February 23, 2007, incorporated herein by reference to Exhibit 3(ii) to the Company's Current Report on Form 8-K filed with the SEC on February 28, 2007. (Commission File Number 1-3863)

(4)(a) Specimen stock certificate for the Company's common stock, incorporated herein by reference to Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004. (Commission File Number 1-3863)

(4)(b)(i) Indenture, dated as of May 1, 1996, between Harris Corporation and The Bank of New York, as Trustee, relating to unlimited amounts of debt securities which may be issued from time to time by the Company when and as authorized by the Company's Board of Directors or a Committee of the Board, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, Registration Statement No. 333-03111, filed with the SEC on May 3, 1996.

(4)(b)(ii) Instrument of Resignation from Trustee and Appointment and Acceptance of Successor Trustee among Harris Corporation, JP Morgan Chase Bank, as Resigning Trustee and The Bank of New York, as Successor Trustee, dated as of November 1, 2002 (effective November 15, 2002), incorporated by reference to Exhibit 99.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2002. (Commission File Number 1-3863)

(4)(c) Indenture, dated as of October 1, 1990, between Harris Corporation and National City Bank, as Trustee, relating to unlimited amounts of debt securities which may be issued from time to time by the Company when and as authorized by the Company's Board of Directors or a Committee of the Board, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, Registration Statement No. 33-35315, filed with the SEC on June 8, 1990.

(4)(d) Indenture, dated as of August 26, 2002, between Harris Corporation and The Bank of New York, as Trustee, relating to $150,000,000 of 3.5% Convertible Debentures due 2022, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on August 26, 2002. (Commission File Number 1-3863)

(4)(e) Indenture, dated as of September 3, 2003, between Harris Corporation and The Bank of New York, as Trustee, relating to unlimited amounts of debt securities which may be issued from time to time by the Company when and as authorized by the Company's Board of Directors or a Committee of the Board, incorporated herein by reference to Exhibit 4(b) to the Company's Registration Statement on Form S-3, Registration Statement No. 333-108486, filed with the SEC on September 3, 2003.

(4)(f) Subordinated Indenture, dated as of September 3, 2003, between Harris Corporation and The Bank of New York, as Trustee, relating to unlimited amounts of debt securities which may be issued from time to time by the Company when and as authorized by the Company's Board of Directors or a Committee of the Board, incorporated herein by reference to Exhibit 4(c) to the Company's Registration Statement on Form S-3, Registration Statement No. 333-108486, filed with the SEC on September 3, 2003.

(4)(g) Form of the Company's 5% Notes due 2015, incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on September 16, 2005. (Commission File No. 1-3863)

(4)(h) Pursuant to Regulation S-K Item 601(b)(4)(iii), Registrant by this filing agrees, upon request, to furnish to the SEC a copy of other instruments defining the rights of holders of long-term debt of Harris.

(10) Material Contracts:

*(10)(a) Form of Executive Severance Agreement, incorporated herein by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996. (Commission File Number 1-3863)

*(10)(b) Harris Corporation 2005 Annual Incentive Plan (Effective as of July 2, 2005) incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 3, 2005. (Commission File Number 1-3863)

*(10)(c)(i) Harris Corporation Stock Incentive Plan (amended as of August 23, 1997), incorporated herein by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1997. (Commission File Number 1-3863)

(ii) Stock Option Agreement Terms and Conditions (as of 8/22/97) for grants under the Harris Corporation Stock Incentive Plan, incorporated herein by reference to Exhibit 10(v) to the Company's

Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 1997. (Commission File Number 1-3863)

(iii) Form of Outside Directors' Stock Option Agreement (as of 10/24/97) for grants under the Harris Corporation Stock Incentive Plan, incorporated herein by reference to Exhibit 10(c)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 1998. (Commission File Number 1-3863)

(iv) Stock Option Agreement Terms and Conditions (as of 8/25/00) for grants under the Harris Corporation Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2000. (Commission File Number 1-3863)

*(10)(d)(i) Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 4(b) to the Company's Registration Statement on Form S-8, Registration Statement No. 333-49006, filed with the SEC on October 31, 2000.

(ii) Amendment No. 1 to Harris Corporation 2000 Stock Incentive Plan, dated as of December 3, 2004, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 8, 2004. (Commission File Number 1-3863)

(iii) Stock Option Agreement Terms and Conditions (as of 10/27/2000) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(d)(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2001. (Commission File Number 1-3863)

(iv) Stock Option Agreement Terms and Conditions (as of 8/24/01) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2001. (Commission File Number 1-3863)

(v) Stock Option Agreement Terms and Conditions (as of 8/22/03) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2003. (Commission File Number 1-3863)

(vi) Stock Option Agreement Terms and Conditions (as of 8/27/04) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004. (Commission File Number 1-3863)

(vii) Stock Option Agreement Terms and Conditions (as of 8/26/05) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2005. (Commission File Number 1-3863)

(viii) Form of Outside Director Stock Option Agreement (as of 10/27/2000) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit (10)(d)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2001. (Commission File Number 1-3863)

(ix) Performance Share Award Agreement Terms and Conditions (as of 8/26/05) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2005. (Commission File Number 1-3863)

(x) Restoration Stock Option Agreement Terms and Conditions (as of 8/24/01) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(d)(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2003. (Commission File Number 1-3863)

(xi) Restoration Stock Option Agreement Terms and Conditions (as of 10/27/00) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(d)(vii) to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2003. (Commission File Number 1-3863)

(xii) Restoration Stock Option Agreement Terms and Conditions (as of 8/22/03) for grants under the Harris Corporation 2000 Stock Incentive Plan, incorporated herein by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2003. (Commission File Number 1-3863)

*(10)(e)(i) Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

(ii) Stock Option Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10(f) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

(iii) Performance Share Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10(g) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

(iv) Restricted Stock Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan. Plan incorporated herein by reference to Exhibit 10(h) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

(v) Performance Unit Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

(vi) Restricted Unit Award Agreement Terms and Conditions (as of 10/28/05) for grants under the Harris Corporation 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10(j)to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2005. (Commission File Number 1-3863)

*(10)(f)(i) Harris Corporation Retirement Plan (Amended and Restated Effective October 1, 2005), incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

(ii) Amendment Number One to the Harris Corporation Retirement Plan, dated June 13, 2006, incorporated herein by reference to Exhibit 10(f)(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006. (Commission File Number 1-3863)

(iii) Amendment Number Two to the Harris Corporation Retirement Plan, dated December 20, 2006, incorporated herein by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2006. (Commission File Number 1-3863)

*(10)(g)(i) Harris Corporation Supplemental Executive Retirement Plan (amended and restated effective March 1, 2003), incorporated herein by reference to Exhibit 10(b)(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2003. (Commission File Number 1-3863)

(ii) Amendment No. 1 to Harris Corporation Supplemental Executive Retirement Plan, incorporated herein by reference to Exhibit (10)(b)(ii) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2003. (Commission File Number 1-3863)

(iii) Amendment No. 2 to Harris Corporation Supplemental Executive Retirement Plan, dated June 4, 2004 incorporated herein by reference to Exhibit (10)(f)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended July 2, 2004. (Commission File Number 1-3863)

(iv) Amendment No. 3 to Harris Corporation Supplemental Executive Retirement Plan, dated April 19, 2007. (Commission File Number 1-3863)

*(10)(h) Harris Corporation 1997 Directors' Deferred Compensation and Annual Stock Unit Award Plan (Amended and Restated Effective January 1, 2006), incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

*(10)(i) Harris Corporation 2005 Directors' Deferred Compensation Plan (as Amended and Restated Effective January 1, 2006) incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005. (Commission File Number 1-3863)

(10)(j) Revolving Credit Agreement, dated as of March 31, 2005, naming Harris Corporation as Borrower, SunTrust Bank as Administrative Agent, Letters of Credit Issuer and Swingline Lender and the other lenders as parties thereto, incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2005. (Commission File Number 1-3863)

*(10)(k) Form of Director and Executive Officer Indemnification Agreement, incorporated herein by reference to Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended July 3, 1998. (Commission File Number 1-3863)

*(10)(l) Amended and Restated Master Trust Agreement and Declaration of Trust, made as of December 2, 2003, by and between Harris Corporation and The Northern Trust Company, incorporated herein by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2004. (Commission File Number 1-3863)

*(10)(m)(i) Master Rabbi Trust Agreement, amended and restated as of December 2, 2003, by and between Harris Corporation and The Northern Trust Company, incorporated herein by reference to Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2004. (Commission File Number 1-3863)

(ii) First Amendment to Master Rabbi Trust Agreement, amended and restated as of December 2, 2003, by and between Harris Corporation and The Northern Trust Company, dated the 24th day of September, 2004, incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004. (Commission File Number 1-3863)

(iii) Second Amendment to the Harris Corporation Master Rabbi Trust Agreement, amended and restated as of December 2, 2003, by and between Harris Corporation and The Northern Trust Company, dated as of December 8, 2004, incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on December 8, 2004. (Commission File Number 1-3863)

*(10)(n) Letter Agreement, dated as of December 3, 2004, by and between Harris Corporation and Howard L. Lance, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 8, 2004. (Commission File Number 1-3863)

*(10)(o) Offer Letter, dated July 5, 2005, by and between Harris Corporation and Jeffrey S. Shuman, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2005. (Commission File Number 1-3863)

*(10)(p) Letter Agreement, dated as of January 23, 2007, by and between Harris Corporation and Timothy E. Thorsteinson, incorporated herein by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2007. (Commission File Number 1-3863)

(10)(q) Commercial Paper Issuing and Paying Agent Agreement, dated as of March 30, 2005, between Citibank, N.A. and Harris Corporation, incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2005. (Commission File Number 1-3863)

*(10)(r) Supplemental Pension Plan for Howard L. Lance, effective as of October 27, 2006, between Harris Corporation and Howard L. Lance, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2006. (Commission File Number 1-3863)

(10)(s) Investor Agreement, dated as of January 26, 2007, between Harris Corporation and Harris Stratex Networks, Inc., incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 1, 2007. (Commission File Number 1-3863)

(10)(t) Non-Competition Agreement, dated as of January 26, 2007, among Harris Corporation, Stratex Networks, Inc. and Harris Stratex Networks, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 1, 2007. (Commission File Number 1-3863)

(10)(u) Registration Rights Agreement, dated as of January 26, 2007, between Harris Corporation and Harris Stratex Networks, Inc., incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on February 1, 2007. (Commission File Number 1-3863)

10(v) Commercial Paper Dealer Agreement, dated as of June 12, 2007, between Citigroup Global Markets Inc. and Harris Corporation, incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 18, 2007. (Commission File Number 1-3863)

10(w) Commercial Paper Dealer Agreement, dated June 13, 2007, between Banc of America Securities LLC and Harris Corporation, incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 18, 2007. (Commission File Number 1-3863)

10(x) Commercial Paper Dealer Agreement, dated as of June 14, 2007, between SunTrust Capital Markets, Inc. and Harris Corporation, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 18, 2007. (Commission File Number 1-3863)

10(y) Enhanced Overnight Share Repurchase Agreement, dated May 8, 2007, between Harris Corporation and Bank of America, N.A., incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 9, 2007. (Commission File Number 1-3863)

*(10)(z) Summary of Annual Compensation of Outside Directors, incorporated herein by reference to Exhibit 10(t) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006. (Commission File Number 1-3863)

(12) Statement regarding computation of ratio of earnings to fixed charges.

(21) Subsidiaries of the Registrant.

(23) Consent of Ernst & Young LLP.

(24) Power of Attorney.

(31.1) Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

(31.2) Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

(32.1) Section 1350 Certification of Chief Executive Officer.

(32.2) Section 1350 Certification of Chief Financial Officer.

---

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARRIS CORPORATION
(Registrant)

Dated: August 27, 2007

By /s/ HOWARD L. LANCE
Howard L. Lance
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ HOWARD L. LANCE Howard L. Lance	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	August 27, 2007
/s/ GARY L. MCARTHUR Gary L. McArthur	Vice President and Chief Financial Officer (Principal Financial Officer)	August 27, 2007
/s/ LEWIS A. SCHWARTZ Lewis A. Schwartz	Vice President, Principal Accounting Officer (Principal Accounting Officer)	August 27, 2007
/s/ THOMAS A. DATTILO* Thomas A. Dattilo	Director	August 27, 2007
/s/ TERRY D. GROWCOCK* Terry D. Growcock	Director	August 27, 2007
/s/ LEWIS HAY III* Lewis Hay III	Director	August 27, 2007
/s/ KAREN KATEN* Karen Katen	Director	August 27, 2007
/s/ STEPHEN P. KAUFMAN* Stephen P. Kaufman	Director	August 27, 2007
/s/ LESLIE F. KENNE* Leslie F. Kenne	Director	August 27, 2007
/s/ DAVID B. RICKARD* David B. Rickard	Director	August 27, 2007
/s/ JAMES C. STOFFEL* James C. Stoffel	Director	August 27, 2007
/s/ GREGORY T. SWIENTON* Gregory T. Swienton	Director	August 27, 2007
/s/ HANSEL E. TOOKES II* Hansel E. Tookes II	Director	August 27, 2007

*By: /s/ SCOTT T. MIKUEN
Scott T. Mikuen
Attorney-in-Fact
pursuant to a power of attorney

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

HARRIS CORPORATION AND SUBSIDIARIES

(In thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions			
Description	Balance at Beginning of Period	(1) Charged to Costs and Expenses	(2) Charged to Other Accounts Describe	Deductions — Describe	Balance at End of Period
Year ended June 29, 2007:					
Amounts Deducted From				$ (95) (A)	
Respective Asset Accounts:				5,053 (B)	
Allowances for collection losses	$17,353	$ 826	$ 1,539 (C)	$4,958	$ 14,760
			$ 110 (A)		
			94,000 (C)		
Allowances for deferred tax assets	$70,402	$ 3,389	$94,110	$ —	$167,901
Year ended June 30, 2006:					
Amounts Deducted From					
Respective Asset Accounts:					
				$ (334) (A)	
			$ 896 (C)	5,009 (B)	
Allowances for collection losses	$15,791	$ 5,341	$ 896	$4,675	$ 17,353
Allowances for deferred tax assets	$47,710	$22,692	$ —	$ —	$ 70,402
Year ended July 1, 2005:					
Amounts Deducted From					
Respective Asset Accounts:					
				$ (758) (A)	
			$ 3,515 (C)	3,244 (B)	
Allowances for collection losses	$12,712	$ 2,050	$ 3,515	$2,486	$ 15,791
Allowances for deferred tax assets	$38,696	$ 9,014	$ —	$ —	$ 47,710

Note A — Foreign currency translation gains and losses.

Note B — Uncollectible accounts charged off, less recoveries on accounts previously charged off.

Note C — Acquisitions.

Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended		
	June 29, 2007	June 30, 2006	July 1, 2005
	(In millions except ratios)		
Earnings:			
Net Income	$480.4	$237.9	$202.2
Plus: Income Taxes	190.9	142.9	96.2
Fixed Charges	52.2	46.7	33.0
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	—	—	—
Undistributed Earnings in Equity Investments	—	—	—
	$723.5	$427.5	$331.4
Fixed Charges:			
Interest Expense	$ 41.1	$ 36.5	$ 24.0
Plus: Capitalized Interest	—	—	—
Interest Portion of Rental Expense	11.1	10.2	9.0
	$ 52.2	$ 46.7	$ 33.0
Ratio of Earnings to Fixed Charges	13.86	9.15	10.04

Exhibit 21

HARRIS CORPORATION

SUBSIDIARIES AS OF AUGUST 22, 2007

(100% direct or indirect ownership by Harris Corporation, unless otherwise noted)

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Harris Asia Pacific Sdn. Bhd.	Malaysia
Harris Australia Pty. Limited	Australia
Harris BG-COM International Communications LLC	Hungary
Harris Canada Holdings Inc.	Canada
Harris Canada, Inc.	Canada
Harris Canada Systems, Inc.	Canada
Harris Cayman Ltd.	Cayman Is.
Harris Communication (Netherlands) B.V.	United Kingdom
Harris Communications GmbH	Germany
Harris Communications Austria GmbH	Austria
Harris Communications Honduras S.A. de C.V.	Honduras
Harris Communications International India Private Limited	India
Harris Communications Limited	Hong Kong
Harris Communications YK	Japan
Harris Controls Australia Pty. Limited	Australia
Harris Denmark ApS	Denmark
Harris Denmark Holding ApS	Denmark
Harris Foreign Sales Corporation, Inc.	U. S. Virgin Is.
Harris International, Inc.	Delaware
Harris International Chile Limitada	Chile
Harris International de Mexico S. de R.L. de C.V.	Mexico
Harris Pension Management Limited	United Kingdom
Harris S.A.	Belgium
Harris Semiconductor GmbH	Germany
Harris Semiconductor Design & Sales Pte. Ltd.	Singapore
Harris Semiconductor Pte. Ltd.	Singapore
Harris Software Systems (HK) Limited	Hong Kong
Harris Software Systems Pte. Ltd.	Singapore
Harris Software Systems Pty. Ltd.	Australia
Harris Solid-State (Malaysia) Sdn. Bhd.	Malaysia
Harris Soluções em Comunicação do Brasil Ltda.	Brazil
Harris Systems Limited	United Kingdom
Harris Technical Services Corporation	Delaware
Harris Two Thousand Limited	United Kingdom
510284 N.B. Inc.	Canada
American Coastal Insurance Ltd.	Bermuda
Digital Automation (Canada) Limited	Canada
Digital Processing Systems Ltd.	United Kingdom
Drake Automation, Inc.	New York
Eagle Technology, Inc.	Delaware
Encoda Systems de Mexico S.A. de C.V.	Mexico
Eyeon Software Inc.	Canada
HAL Technologies, Inc.	Delaware
Innovision Limited	United Kingdom

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Korigen Limited	Hong Kong
LC Limited	Hong Kong
Leitch Asia Limited	Hong Kong
Leitch (Beijing) Technology Center Ltd.	China
Leitch do Brasil Technologia e Comercio Limitada	Brazil
Leitch Europe Limited	United Kingdom
Leitch France S.A.R.L.	France
Manatee Investment Corporation	Delaware
Maritime Communication Services, Inc.	Delaware
Multimax Incorporated	Maryland
Pine Valley Investments, Inc.	Delaware
Question d'Image S.A.S.	France
Tekniche, Inc.	New Jersey
Viewbridge, Inc.	California
Worldwide Electronics, Inc.	Delaware
Harris Stratex Networks, Inc.*	Delaware
Harris Stratex Networks Malaysia Sdn. Bhd.**	Malaysia
BWA Technology, Inc. **	Delaware
DMC Stratex Networks Asia Pacific Service Center Corporation**	Philippines
Digital Microwave (Mauritius) Private Limited**	Mauritius
Harris do Brasil Limitada**	Brazil
Harris Communication Argentina S. A.**	Argentina
Harris Communication France S. A .S.**	France
Harris Communications International, Inc.**	Delaware
Harris Communications International (Kenya) Ltd.**	Kenya
Harris Communications (Shenzhen) Ltd.**	China
Harris Communications Systems Nigeria Ltd.**	Nigeria
Harris Stratex Networks (Australia) Pty. Ltd.**	Australia
Harris Stratex Networks Canada ULC**	Canada
Harris Stratex Networks (Clark) Corporation**	Philippines
Harris Stratex Networks Mexico, S. A. de C. V.**	Mexico
Harris Stratex Networks (NZ) Limited**	New Zealand
Harris Stratex Networks Operating Corporation**	Delaware
Harris Stratex Networks (S) Pte. Ltd.**	Singapore
Harris Stratex Networks (South Africa) (Proprietary) Ltd.**	South Africa
Harris Stratex Networks (UK) Limited**	Scotland
MAS Technology Holdings (Proprietary) Limited**	South Africa
Stratex Networks do Brasil Ltda.**	Brazil
Harris Stratex Networks (India) Private Limited**	India
Stratex Networks Nigeria Limited**	Nigeria
Stratex Networks Polska Sp. z.o.o.**	Poland
Stratex Networks S. A. R. L.**	France
Harris Stratex Networks (Thailand) Ltd.**	Thailand

* Subsidiary of Harris Corporation less than 100% directly owned by Harris Corporation.

** Direct or indirect subsidiary of Harris Stratex Networks, Inc., and therefore less than 100% indirectly owned by Harris Corporation.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following registration statements of Harris Corporation and in the related Prospectuses of our reports dated August 24, 2007, with respect to the consolidated financial statements and schedule of Harris Corporation and subsidiaries, Harris Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Harris Corporation, included in this Annual Report (Form 10-K) for the year ended June 29, 2007:

Form S-8	No. 333-75114	Harris Corporation Retirement Plan
Form S-8	Nos. 33-37969; 33-51171; and 333-07985	Harris Corporation Stock Incentive Plan
Form S-8	No. 333-49006	Harris Corporation 2000 Stock Incentive Plan
Form S-3	No. 333-108486	Harris Corporation Debt and Equity Securities
Form S-8	No. 333-130124	Harris Corporation 2005 Equity Incentive Plan
Form S-3 ASR	No. 333-132238	Harris Corporation Debt and Equity Securities

/s/ ERNST & YOUNG LLP
Certified Public Accountants

Jacksonville, Florida
August 24, 2007

Exhibit 31.1

CERTIFICATIONS

I, Howard L. Lance, Chairman of the Board, President and Chief Executive Officer of Harris Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended June 29, 2007, of Harris Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: August 27, 2007

/s/ HOWARD L. LANCE

Name: Howard L. Lance
Title: Chairman of the Board,
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Gary L. McArthur, Vice President and Chief Financial Officer of Harris Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended June 29, 2007, of Harris Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: August 27, 2007

/s/ GARY L. MCARTHUR

Name: Gary L. McArthur
Title: Vice President and Chief Financial Officer

Exhibit 32.1

Certification
Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Annual Report on Form 10-K of Harris Corporation ("Harris") for the fiscal year ended June 29, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Howard L. Lance, Chairman of the Board, President and Chief Executive Officer of Harris, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. § 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Harris as of the dates and for the periods expressed in the Report.

Dated: August 27, 2007

/s/ HOWARD L. LANCE

Name: Howard L. Lance
Title: Chairman of the Board, President and Chief Executive Officer

Exhibit 32.2

Certification
Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Annual Report on Form 10-K of Harris Corporation ("Harris") for the fiscal year ended June 29, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Gary L. McArthur, Vice President and Chief Financial Officer of Harris, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. § 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Harris as of the dates and for the periods expressed in the Report.

Dated: August 27, 2007

/s/ GARY L. MCARTHUR

Name: Gary L. McArthur
Title: Vice President and Chief Financial Officer

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Harris Corporation
1025 W. NASA Boulevard
Melbourne, Florida 32919
321-727-9100
www.harris.com

STOCK EXCHANGE

Harris common stock is listed and traded on the New York Stock Exchange.
Ticker Symbol: HRS

BUYING AND SELLING STOCK

Harris Corporation common stock generally is bought or sold through a stockbroker or a financial institution that provides brokerage services. You do not need to contact Harris in connection with the sale or purchase of its common stock.

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
Telephone: 888-261-6777
Outside the U.S., please dial 201-680-6578
www.melloninvestor.com/isd

SHAREHOLDER SERVICES

BNY Mellon Shareowner Services, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder-related services at no charge. The BNY Mellon automated telephone voice response system, at 888-261-6777, is available to you 24 hours a day, 7 days week. You can conduct a wide variety of secure transactions just by listening to the menu selections and following the step-by-step instructions. Services include:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Direct deposit of dividends
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Electronic access to your financial statements and shareholder communications is available with MLink℠. Visit www.melloninvestor.com/isd for the most direct access to your shareholder account, 24 hours a day, 7 days a week, via BNY Mellon's secure Investor ServiceDirect® website. You can view and print your Investment Plan Statements, Investor Activity Reports, 1099 tax documents, notification of ACH transmissions, transaction activities, annual meeting materials, and other selected correspondence. Benefits of secure, online access with MLink include:

- E-mail notifications of account activity
- E-mail delivery of shareholder material
- Help reduce paper waste and minimize printing and postage costs by signing up to receive shareholder materials electronically
- Secure access to your documents in a customized, online mailbox
- Convenient management of your shareholder documents – download and print

You can also send mail to BNY Mellon at:
Harris Corporation
C/o BNY Mellon Shareowner Services
P.O. Box 3315
South Hackensack, New Jersey 07606-1915

ANNUAL MEETING

The 2007 annual meeting of shareholders will be held on October 26 at the Customer Briefing Center on the Harris Corporate Headquarters campus, Melbourne, Florida, starting at 10:00 a.m. The meeting will be webcast and can be accessed from a link on the Investor Relations page on the Harris website: www.harris.com

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP
Jacksonville, Florida

FORWARD-LOOKING STATEMENTS

This Report, including the letter to shareholders, contains forward-looking statements that are based on the views of management regarding future events at the time of publication of this report. These forward-looking statements, which include, but are not limited to: our plans, strategies, and objectives for future operations; new products, services, or developments; future economic conditions; outlook; the value of contract and program awards; our growth potential and the potential of the industries and markets we serve are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to be materially different from those expressed or implied by each forward-looking statement. These risks, uncertainties, and other factors are discussed in the 2007 Form 10-K.

ANNUAL CERTIFICATIONS

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Form 10-K for the fiscal year ended June 29, 2007, which Form 10-K can be accessed from a link on the Investor Relations page on the Harris website: www.harris.com. Our CEO has also submitted to the New York Stock Exchange (NYSE) on November 9, 2006, a certificate certifying that he is not aware of any violations by Harris of the NYSE corporate governance listing standards.

The emissions from the electricity used to manufacture the paper for this entire annual report are offset with credits from Green-e certified windpower projects. The cover and editorial sections of the report are printed on paper that contains 20% post-consumer recycled fiber. The financial section of the report is printed on paper that contains 10% post-consumer recycled fiber.

Design: *SVP Partners*
Major Photography: *Ted Kawalerski Photography*
Printing: *ACME Printing Company*

HARRIS

Assured Communications™
Anytime. Anywhere.

Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919



HARRIS CORPORATION
1025 West NASA Boulevard
Melbourne, Florida 32919

September 18, 2007

Dear Fellow Shareholder:

You are cordially invited to attend the 2007 Annual Meeting of Shareholders of Harris Corporation. The meeting will be held at the Harris Customer Briefing Center located at 1025 West NASA Boulevard in Melbourne, Florida, on Friday, October 26, 2007, starting at 10:00 a.m., local time.

The accompanying Notice of the Annual Meeting and Proxy Statement describe the matters to be acted on at the meeting, which include:

- election of three directors for three-year terms expiring in 2010;
- ratification of the appointment of our independent registered public accounting firm for fiscal year 2008; and
- such other business as may properly come before the meeting or any adjournments or postponements thereof.

Your Board of Directors unanimously believes that the election of its nominees for directors and the ratification of the appointment of our independent registered public accounting firm are in the best interests of Harris and its shareholders. Accordingly, your Board of Directors recommends a vote FOR the election of its nominees for directors and FOR the ratification of the appointment of Ernst & Young LLP as Harris' independent registered public accounting firm for fiscal year 2008. These matters are discussed in greater detail in the accompanying Proxy Statement.

Following the voting, I will report on our operations and future plans. There will also be an open discussion period during which your questions and comments will be welcome.

The attendance of shareholders at our annual meetings has been helpful in maintaining communication and understanding. We hope you will be able to join us. Whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. You can ensure that your shares are represented at the meeting by voting over the Internet, by telephone or by using a traditional proxy card. Instructions for these convenient ways to vote are set forth on the enclosed voting instruction card.

Cordially,

Howard L. Lance
Chairman, President and
Chief Executive Officer

YOUR VOTE IS IMPORTANT. PLEASE VOTE OVER THE INTERNET OR BY TELEPHONE OR COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD.



HARRIS CORPORATION

1025 West NASA Boulevard
Melbourne, Florida 32919

Notice of 2007 Annual Meeting of Shareholders to be held on October 26, 2007

TO THE HOLDERS OF COMMON STOCK
OF HARRIS CORPORATION:

NOTICE IS HEREBY GIVEN that the 2007 Annual Meeting of Shareholders of Harris Corporation will be held at Harris Corporation's Customer Briefing Center located at 1025 West NASA Boulevard, Melbourne, Florida, on Friday, October 26, 2007, at 10:00 a.m., local time, for the following purposes:

1. to elect three directors for three-year terms expiring at the 2010 Annual Meeting of Shareholders;
2. to ratify the appointment by our Audit Committee of Ernst & Young LLP as Harris' independent registered public accounting firm for fiscal year 2008; and
3. to consider and act upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only holders of common stock of record at the close of business on August 31, 2007 are entitled to notice of and to vote at the Annual Meeting and all adjournments or postponements thereof.

By Order of the Board of Directors
Scott T. Mikuen
Vice President, Associate
General Counsel and
Corporate Secretary

Melbourne, Florida
September 18, 2007

IMPORTANT NOTICE

Your vote is important. If you do not expect to attend the Annual Meeting of Shareholders or if you plan to attend but wish to vote by proxy, please vote over the Internet or by telephone or by completing, signing, dating and promptly mailing the enclosed proxy card for which a postage-paid return envelope is provided.

HARRIS CORPORATION
2007 ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
TABLE OF CONTENTS



Proxy Statement
for
2007 Annual Meeting of Shareholders
to be held on October 26, 2007

GENERAL INFORMATION ABOUT THE MEETING

Why am I receiving this proxy statement?

We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors (the "Board") of Harris Corporation (which we refer to as "Harris," "we," "our" or "us") for use at the 2007 Annual Meeting of Shareholders to be held on October 26, 2007, and at any adjournments or postponements thereof.

On September 18, 2007, we commenced mailing and made available electronically to our shareholders: (1) this proxy statement, (2) the accompanying proxy card and voting instructions, and (3) a copy of our 2007 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the fiscal year ended June 29, 2007 and our audited financial statements.

What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy, the document in which you make that designation is also called a proxy.

What is a proxy statement?

This document is a proxy statement. It is a document that we are required by law to give you when we ask you to name a proxy to vote your shares. We encourage you to read this proxy statement carefully.

What is the purpose of the meeting?

The purpose of the 2007 Annual Meeting of Shareholders is to obtain shareholder action on the matters outlined in the notice of meeting included with this proxy statement. These matters include: the election of three directors for three-year terms expiring at the 2010 Annual Meeting of Shareholders and the ratification of the appointment by our Audit Committee of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2008. This proxy statement provides you with detailed information about each of these matters.

What is a record date and who is entitled to vote at the meeting?

The record date for the shareholders entitled to vote at the 2007 Annual Meeting is August 31, 2007. The record date was established by our Board as required by Delaware law, the law of our state of incorporation. Owners of record of shares of Harris common stock at the close of business on the record date are entitled to receive notice of the 2007 Annual Meeting and to vote at the 2007 Annual Meeting and at any adjournments or postponements thereof. You may vote all shares that you owned on the record date.

How many shares can be voted and what is a quorum?

You are entitled to one vote for each share of Harris common stock that you own as of the close of business on August 31, 2007. Only our common stock has voting rights. On the record date, there were 136,581,925 shares outstanding and entitled to vote at the 2007 Annual Meeting and approximately 6,742 holders of record.

A quorum is the minimum number of shares that must be represented in person or by proxy in order for us to conduct the 2007 Annual Meeting. The attendance by proxy or in person of holders of a majority of the shares of common stock entitled to vote at the 2007 Annual Meeting, or 68,290,964 shares of common stock based on the record date of August 31, 2007, will constitute a quorum to hold the Annual Meeting. If you grant your proxy over the Internet, by telephone or by proxy card, your shares will be considered present at the 2007 Annual Meeting and part of the quorum.

What different methods can I use to vote?

You have a choice of voting:

- Over the Internet;
- By telephone;
- By mail; or
- In person at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we encourage you to vote over the Internet, by telephone or by mail. Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you hold your shares and the method you use to vote, it is important that you follow the instructions that apply to your particular situation.

If you vote over the Internet or by telephone, you should not return your proxy card.

What is the difference between a "record holder" and an owner holding shares in "street name"?

If your shares are registered in your name, you are a *"record holder."* You will be a record holder if you hold a stock certificate or if you have an account directly with our transfer agent, BNY Mellon Shareowner Services. If your shares are registered or held in the name of your broker or bank or other nominee, your shares are held in *"street name"* and you are considered the beneficial owner of such shares.

How do I vote if my shares are held in my name?

Voting over the Internet

Voting over the Internet is easy and fast and is available 24 hours a day. Read your proxy/voting instruction card and follow the directions. You will be able to confirm that the system has properly recorded your vote. This vote will be counted immediately, and there is no need to send in your proxy card.

Voting by telephone

Voting by telephone is also simple and fast and is available 24 hours a day. Call the toll-free telephone number on your proxy/voting instruction card and listen for further directions. To respond to the questions, you must have a touch-tone phone and need to have your proxy/voting instruction card in hand. The telephone voting system allows you to verify that the system has properly recorded your vote. This vote will be counted immediately, and there is no need to send in your proxy card.

Voting by mail

If you are a shareholder of record, you can save us expense by voting over the Internet or by telephone. Alternatively, you can vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-paid return envelope provided.

Voting in person at the meeting

If you plan to attend the Annual Meeting, you can vote in person. To vote in person at the Annual Meeting, you will need to bring with you to the Annual Meeting proper personal identification and evidence of your share ownership.

How do I vote if my shares are held in "street name"?

Voting over the Internet, by telephone or by mail

If your shares are held in the name of your broker, bank or other nominee, you have the right to direct your broker, bank or other nominee on how to vote, and you should vote your shares using the method directed by your broker, bank or other nominee. In addition to voting by mail, a large number of banks and brokerage firms are participating in online or telephonic voting programs. These programs provide eligible "street name" shareholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in such programs.

Voting in person at the meeting

If your shares are held in the name of your broker, bank or other nominee and if you plan to attend the Annual Meeting and to vote in person, you should contact your broker, bank or other nominee to obtain a broker's proxy and bring it, together with proper personal identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting.

Can I revoke my proxy or change my vote?

As long as your shares are registered in your name, you may revoke your proxy or change your vote at any time before it is voted at the Annual Meeting. There are several ways you can do this:

- By sending a written notice of revocation to our Corporate Secretary at Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919;
- By duly signing and delivering a proxy card that bears a later date;
- By subsequently voting over the Internet or by telephone as described above; or
- By attending the Annual Meeting and voting in person by ballot.

If your shares are held in street name, you must contact your broker, bank or other nominee to revoke your proxy or change your vote.

What are my voting choices and what is the required vote?

By giving us your proxy, you authorize Harris management to vote your shares at the 2007 Annual Meeting or at any adjournments or postponements thereof in the manner you indicate.

Proposal 1: Election of Directors

In February 2007, our Board amended our By-Laws and Corporate Governance Principles to change the voting standard for the election of our directors in uncontested elections from a plurality to a majority voting standard. In contested director elections, the plurality standard will be retained. We have nominated three directors for election at the 2007 Annual Meeting, and because we did not receive advance notice under our By-Laws of any shareholder nominees for directors, the 2007 election for directors is an uncontested election. To be elected in an uncontested election, a director nominee must receive more "For" votes than "Against" votes. Abstentions will have no effect on the election of directors since only votes "For" or "Against" a nominee will be counted. If a nominee does not receive a greater number of "For" votes than "Against" votes, he must promptly tender his resignation following certification of the vote. The Corporate Governance Committee shall make a recommendation to the Board regarding action to be taken with respect to such offer to resign. If the Board does not accept the resignation, the nominee will continue to serve until the next annual meeting for the year in which his term expires and until his successor shall be duly elected or until his prior resignation, death or removal. For additional information regarding the majority voting standard, see "Majority Voting for Directors" on page 17.

With respect to the proposal to elect three nominees for director, you may:

- Vote "For" the election of a nominee for director named in this proxy statement;
- Vote "Against" the election of a nominee for director named in this proxy statement; or
- "Abstain" from voting for one or more of the nominees named in this proxy statement.

Proposal 2: Ratification of the Appointment of Independent Registered Public Accounting Firm

With respect to the proposal to ratify the appointment by our Audit Committee of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2008, you may:

- Vote "For" ratification;
- Vote "Against" ratification; or
- "Abstain" from voting on the proposal.

The affirmative vote of a majority of the shares represented at the Annual Meeting and entitled to vote on this proposal will be required to ratify our Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm. Abstaining from voting on this matter will have the effect of a vote against ratification of the appointment of the independent registered public accounting firm.

What is the Harris Board's voting recommendation?

The Harris Board of Directors recommends that you vote your shares FOR the election of all three of its nominees for director and FOR the ratification of the appointment of Ernst & Young LLP as Harris' independent registered public accounting firm for fiscal year 2008.

How do I vote shares held in the Harris Retirement Plan?

If you are a participant in the Harris Retirement Plan ("Retirement Plan") and you own shares of Harris common stock through the Retirement Plan, the proxy/voting instruction card sent to you will also serve as a voting instruction card to the trustee of the Retirement Plan for all shares of our common stock you own through the Retirement Plan. If you do not provide voting instructions for such shares, as directed by the terms of the Retirement Plan, those shares will be voted by the trustee in the same proportion as the shares for which other participants have timely provided voting instructions.

How do I vote shares held in the Harris Dividend Reinvestment Plan?

If you are a participant in the Harris Dividend Reinvestment Plan ("DRIP") administered by Mellon Bank, N.A., your proxy/voting instruction card covers the Harris common stock held in your DRIP account. Mellon Bank, N.A., as the DRIP administrator, is the shareholder of record of our common stock owned through the DRIP and will not vote those shares unless you provide it with instructions, which you may do over the Internet, by telephone or by mail using your proxy card.

What happens if I return an unmarked proxy card?

If you return your proxy card with no votes marked, your shares will be voted as recommended by our Board as follows:

- **FOR** the election of all three of the nominees for director named in this proxy statement; and
- **FOR** the ratification of the appointment by our Audit Committee of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2008.

With respect to other matters that may properly be brought before the Annual Meeting, your shares will be voted in the discretion of the proxy holders.

How will my shares be voted if I do not provide instructions to my broker?

It is possible for a proxy to indicate that some of the shares represented are not being voted with respect to certain proposals. This occurs, for example, when a broker, bank or other nominee does not have discretion under the New York Stock Exchange ("NYSE") rules to vote on a matter without instructions from the beneficial owner of the shares and has not received such instructions. In these cases, non-voted shares will not be considered present and entitled to vote with respect to that matter, although they may be considered present and entitled to vote for other purposes and will be counted in determining the presence of a quorum. Accordingly, if a quorum is present at the meeting, non-voted shares concerning a particular proposal will not affect the outcome of that proposal. Under NYSE rules, brokers, banks or other nominees have discretionary voting power to vote without receiving voting instructions from the beneficial owner on "routine" matters, but not on "non-routine" matters. Under the rules of the NYSE as currently in effect, routine matters include, among other things, the election of directors in an uncontested election and the ratification of the appointment of an independent registered public accounting firm. This means that if you hold your shares through a broker, bank or other nominee, and you do not provide voting instructions by the tenth day before the Annual Meeting, the broker, bank or other nominee has the discretion to vote your shares.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, it means you own shares in multiple accounts with brokers and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is

BNY Mellon Shareowner Services, which may be reached by telephone at 1-888-261-6777 or over the Internet at *www.melloninvestor.com.*

Who pays for the solicitation of proxies?

We actively solicit proxy participation. We will bear the cost of soliciting proxies, including the cost of preparation, assembly, printing and mailing. In addition to this proxy statement, we request and encourage brokers, custodians, nominees and others to supply proxy materials to shareholders, and, upon request, we will reimburse them for their expenses. Our officers, directors and employees may, by letter, telephone, electronic mail or in person, make additional requests for the return of proxies, although we do not reimburse our own officers, directors or employees for soliciting proxies. We have also engaged Georgeson Inc. to assist in the solicitation of proxies for a fee of $8,500 plus reimbursement of out-of-pocket expenses. We will also reimburse brokers and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to our shareholders in accordance with the fee schedule approved by the NYSE.

May I access this year's proxy statement and annual report over the Internet?

This proxy statement and our 2007 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the fiscal year ended June 29, 2007, are available by accessing the Investor Relations section of our website, at *www.harris.com/investor-relations.html.*

Webcast of the Annual Meeting of Shareholders

Our 2007 Annual Meeting of Shareholders will be webcast live on October 26, 2007. You may visit the Investor Relations section of our website at *www.harris.com/investor-relations.html,* to access the webcast of the Annual Meeting. The webcast will enable you to listen only. You will not be able to ask questions. An archived copy of the webcast also will be available on our website through November 24, 2007. The information contained on our website is not incorporated by reference into this proxy statement.

Who will tabulate and oversee the vote?

Representatives of our transfer agent, BNY Mellon Shareowner Services, will tabulate and oversee the vote.

Where can I find the voting results of the Annual Meeting?

We intend to announce the preliminary voting results at the Annual Meeting and to publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal 2008, which we will file with the Securities and Exchange Commission (the "SEC") and make available on our website at *www.harris.com.*

Two-for-One Stock Split

On February 25, 2005, our Board approved a two-for-one stock split of our common stock (the "Stock Split"). The Stock Split was effected in the form of a 100 percent stock dividend distributed on March 30, 2005 to shareholders of record on March 14, 2005. All references to share amounts, number of options and per share amounts in this proxy statement have been retroactively restated to reflect the effect of the Stock Split for all periods.

PROPOSAL 1: ELECTION OF DIRECTORS — TERMS EXPIRING IN 2010

Our Restated Certificate of Incorporation provides that our Board shall consist of not less than eight or more than thirteen directors, the exact number of directors to be determined from time to time by the Board. The authorized number of directors is presently fixed at eleven. Our Restated Certificate of Incorporation also classifies our Board into three classes of approximately equal size with three-year terms of office ending in different years.

This year, the terms of Messrs. Lance, Dattilo and Stoffel expire at the 2007 Annual Meeting. Based upon the recommendation of our Corporate Governance Committee, Messrs. Lance, Dattilo and Stoffel have each been nominated by the Board for a new three-year term expiring at the Annual Meeting of Shareholders in 2010. The current terms of our other directors will expire at subsequent Annual Meetings of Shareholders in 2008 or 2009, as the case may be. In accordance with our Restated Certificate of Incorporation, a director holds office until the Annual Meeting of Shareholders for the year in which that director's term expires, and until that director's successor is elected and qualified, subject, however, to his or her prior death, resignation, retirement, disqualification or removal from office. Vacancies may be filled by the remaining directors.

Proxies will be voted in favor of electing each of Messrs. Lance, Dattilo and Stoffel to serve for a three-year term expiring at the Annual Meeting of Shareholders in 2010, unless otherwise specified in the proxy/voting instruction card or Internet or telephone voting instructions. Each of the nominees has consented to stand for election. If any nominee becomes unavailable for election, proxies voting for that nominee may be voted for a substitute nominee selected by our Board or, in lieu thereof, our Board may reduce the number of directors.

None of our directors, including each of the nominees, is related to any other director, or to any executive officer of Harris or its subsidiaries, by blood, marriage or adoption.

Biographical summaries of the nominees and of our continuing directors appear on subsequent pages, and data with respect to the number of shares of our common stock beneficially owned by them as of July 27, 2007 is set forth in the table on page 22.

NOMINEES UP FOR ELECTION — TERMS EXPIRING IN 2010



Howard L. Lance, 51, is our Chairman, President and Chief Executive Officer. Mr. Lance joined Harris in January 2003 as President and Chief Executive Officer and was appointed Chairman in June 2003. Prior to joining Harris, Mr. Lance was President of NCR Corporation, an information technology services provider, and Chief Operating Officer of its Retail and Financial Group from July 2001 until October 2002. Prior to joining NCR, he spent 17 years with Emerson Electric Company, an electronic products and systems company, where he held increasingly senior management positions with different divisions of the company. In 1999, Mr. Lance was named Executive Vice President with operating responsibility for its Electronics and Telecommunications businesses. Earlier, Mr. Lance held sales and marketing positions with the Scott-Fetzer Company and Caterpillar, Inc.

Mr. Lance has been a member of our Board since January 2003.

Mr. Lance is also a director of Harris Stratex Networks, Inc. and Eastman Chemical Company and serves on the Board of Trustees of the Aerospace Industries Association, the Manufacturers Alliance/MAPI, Inc., the Florida Council of 100, the United Way of Brevard County and the Florida Institute of Technology.



Thomas A. Dattilo, 56, is Senior Advisor for Cerberus Operations and Advisory Company, LLC, a unit of Cerberus Capital Management, a private investment firm. Prior to joining Cerberus in June 2007, Mr. Dattilo was most recently Chairman, President and Chief Executive Officer of Cooper Tire & Rubber Company, a company that specializes in the design, manufacture and sale of passenger and truck tires. He joined Cooper in January 1999 as President and Chief Operating Officer and was Chairman, President and Chief Executive Officer from April 2000 until August 2006. Prior to joining Cooper, he held senior positions with Dana Corporation. His last position with Dana was President of its sealing products group.

Mr. Dattilo has been a member of our Board since August 2001 and is a member of the Audit Committee and the Corporate Governance Committee.

Mr. Dattilo is also a director of Alberto-Culver Company. He is past Chairman of the Rubber Manufacturers Association and past Chairman of the Board of Trustees of the Manufacturers Alliance.



Dr. James C. Stoffel, 61, is a retired Senior Vice President, Chief Technical Officer, and Director of Research and Development of Eastman Kodak Company, a film and digital imaging company. He held this position from 2000 to April 2005. He joined Kodak in 1997 as Vice President, Director Electronic Imaging Products Research and Development and became Director of Research and Engineering in 1998. Prior to joining Kodak, he was with Xerox Corporation where he began his career in 1972. His most recent position with Xerox was Vice President, Corporate Research and Technology.

Dr. Stoffel has been a member of our Board since August 2003 and is a member of the Finance Committee and the Management Development and Compensation Committee.

Dr. Stoffel is also a director of Harris Stratex Networks, Inc. and a trustee of the George Eastman House museum. He serves on the Advisory Board for Research and Graduate Studies at the University of Notre Dame and is a member of the advisory board of ASTRI, Hong Kong.

CURRENT DIRECTORS NOT UP FOR ELECTION

Biographical summaries of our current directors whose terms continue to run until the 2008 or 2009 Annual Meeting of Shareholders appear below.

Terms Expiring In 2008



Lewis Hay III, 51, is Chairman and Chief Executive Officer of FPL Group, Inc., a public utility holding company, and is Chairman and Chief Executive Officer of Florida Power and Light Company. He joined FPL Group in 1999 as Vice President, Finance and Chief Financial Officer. From March 2000 until December 2001, he served as President of FPL Group's non-utility power-generation subsidiary, FPL Energy, LLC. He was named President and Chief Executive Officer of FPL Group in June 2001 and relinquished the title of President in December 2006. He was named Chairman in January 2002.

Mr. Hay has been a member of our Board since February 2002 and is Chairperson of the Corporate Governance Committee and a member of the Audit Committee.

In addition to being a director of FPL Group, Mr. Hay is also a director of Capital One Financial Corporation, Chairman of the Board of the Institute of Nuclear Power Operators, a director of the Florida Council of 100, a member of the Business Roundtable and a member of the Business Board of Advisors of the Tepper School of Business at Carnegie Mellon University.



Karen Katen, 58, is Chairman of the Pfizer Foundation, the philanthropic arm of Pfizer Inc. devoted to supporting healthcare access, education and community outreach initiatives around the world. Ms. Katen retired in March 2007 as Vice Chairman of Pfizer Inc., a research-based, global pharmaceutical company. Ms. Katen joined Pfizer in 1974 and held a series of management positions including serving as President of Pfizer Human Health, the company's principal operating group.

Ms. Katen has been a member of our Board since December 1994 and is a member of the Business Conduct and Corporate Responsibility Committee and the Management Development and Compensation Committee.

Ms. Katen is also a director of General Motors Corporation and a board member of the National Alliance for Hispanic Health, Catalyst, RAND Health Advisory Board and the New York Botanical Garden. Ms. Katen is a trustee for the University of Chicago and is a council member of the Graduate School of Business at the University of Chicago.



Stephen P. Kaufman, 65, is retired Chairman and Chief Executive Officer of Arrow Electronics, Inc., a distributor of semiconductors, peripherals and components. He became President and Chief Operating Officer of Arrow in 1985, Chief Executive Officer in 1986, and Chairman in 1994. He retired as Chief Executive Officer in June 2000 and reassumed that position in June 2002 on an interim basis until September 2002. In January 2001, Mr. Kaufman was appointed a senior lecturer at the Harvard Business School. Prior to joining Arrow, he served in executive capacities with Midland-Ross Corporation.

Mr. Kaufman has been a member of our Board since December 1999 and is Chairperson of the Management Development and Compensation Committee and a member of the Finance Committee.

Mr. Kaufman is also a director of KLA-Tencor Corporation and Thermo Fischer Scientific Inc.



Hansel E. Tookes II, 59, retired from Raytheon Company, a company engaged in defense and government electronics, space, information technology, technical services and business and special mission aircraft, in December 2002. He joined Raytheon in September 1999 as President and Chief Operating Officer of its Raytheon Aircraft Company subsidiary, a commercial, military and regional aircraft manufacturing company. He was appointed Chief Executive Officer of Raytheon Aircraft Company in January 2000 and Chairman in August 2000. He became President of Raytheon International in May 2001. Prior to joining Raytheon in 1999, he served United Technologies Corporation as President of its Pratt & Whitney Large Military Engines Group since 1996. He joined United Technologies Corporation in 1980 and held a variety of senior leadership positions. Mr. Tookes was a Lieutenant Commander and military pilot in the U.S. Navy and later served as a commercial pilot with United Airlines.

Mr. Tookes has been a member of our Board since April 2005 and is a member of the Audit Committee and the Business Conduct and Corporate Responsibility Committee.

Mr. Tookes is also a director of Corning Incorporated, BBA Aviation plc, FPL Group, Inc. and Ryder System, Inc.

Terms Expiring in 2009



Terry D. Growcock, 61, is retired Chief Executive Officer of The Manitowoc Company, Inc., a diversified industrial manufacturer of cranes and foodservice equipment and a provider of ship building and ship repair services. He joined Manitowoc in 1994 as Executive Vice President and General Manager of Manitowoc Ice. He became President of Manitowoc Foodservice Group in 1995 and served in that capacity until his promotion to President, Chief Executive Officer and a member of the Board of Directors of The Manitowoc Company, Inc. in 1998. Mr. Growcock retired as Chief Executive Officer of Manitowoc in May 2007, but still serves as Chairman of its board. Prior to joining Manitowoc, Mr. Growcock served as Vice President and General Manager of Robertshaw Automotive, a subsidiary of Siebe plc.

Mr. Growcock has been a member of our Board since August 2005 and is a member of the Corporate Governance Committee and the Management Development and Compensation Committee.

In addition to being a director for Manitowoc, Mr. Growcock is also a director of Bemis Manufacturing Company, Chairman of Wisconsin Manufacturers and Commerce, an advisory member of the Kelley School of Business at Indiana University, and a director of the National Association of Manufacturers.



Leslie F. Kenne, Lieutenant General USAF (Ret.), 59, retired in September 2003 from the U.S. Air Force, where she had most recently been Deputy Chief of Staff for Warfighting Integration at Air Force headquarters in Washington, D.C. Previously, she commanded the Electronic Systems Center at Hanscom Air Force Base in Massachusetts. She also directed a number of major procurement programs, including the F-16 and Joint Strike Fighter programs. Following her retirement from the U.S. Air Force, Ms. Kenne became President of LK Associates, a private independent consulting firm.

Ms. Kenne has been a member of our Board since April 2004 and is Chairperson of the Business Conduct and Corporate Responsibility Committee and a member of the Corporate Governance Committee.

Ms. Kenne is also a director of EDO Corporation and Unisys Corporation.



David B. Rickard, 60, is Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Caremark Corporation, a retail pharmacy chain and provider of healthcare services and pharmacy benefits management. He has held this position since joining CVS in September 1999. Prior to joining CVS, he was Senior Vice President and Chief Financial Officer of RJR Nabisco Holdings Corporation from March 1997 to August 1999. Previously, he was Executive Vice President of International Distillers and Vintners Americas.

Mr. Rickard has been a member of our Board since October 2001 and is Chairperson of the Audit Committee and a member of the Finance Committee.

Mr. Rickard is also a director of Jones Lang LaSalle Incorporated.



Gregory T. Swienton, 57, is Chairman and Chief Executive Officer of Ryder System, Inc., a logistics and transportation services company. He joined Ryder in June 1999 as President and Chief Operating Officer, and was named Chief Executive Officer in November 2000 and Chairman in May 2002. Prior to joining Ryder, he was Senior Vice President-Growth Initiatives of Burlington Northern Santa Fe Corporation ("BNSF"). He held senior positions with BNSF and the former Burlington Northern Railroad from 1994 to 1999, and various executive and management positions with DHL Worldwide Express from 1982 to 1994.

Mr. Swienton has been a member of our Board since February 2000 and is Chairperson of the Finance Committee and a member of the Business Conduct and Corporate Responsibility Committee.

In addition to being a director for Ryder System, he is also on the Board of Trustees of St. Thomas University in Miami, Florida.

Recommendation Regarding Proposal 1

To be elected in an uncontested election of directors, a nominee must receive more "For" votes than "Against" votes. Abstentions will have no effect on the election of directors since only votes "For" or "Against" a nominee will be counted.

Our Board of Directors recommends that you vote FOR each of the nominees in this uncontested election.

GOVERNANCE OF THE COMPANY

Board of Directors

Our business, property and affairs are managed under the direction of our Board. Members of the Board are kept informed of our business through discussions with the Chairman and officers, by reviewing materials provided to them or requested by them, by visiting our offices and plants and by participating in meetings of the Board and its committees.

Corporate Governance Principles

Our Board has long been focused on and committed to responsible and effective corporate governance. Our Board has adopted Corporate Governance Principles which trace their history to 1960 and which have evolved and been revised over time. Our Corporate Governance Committee is responsible for overseeing the Corporate Governance Principles and reporting and making recommendations to our Board concerning corporate governance matters. Our Corporate Governance Principles address matters including board composition, director independence, selection of Board nominees, Board membership criteria, majority voting for directors, director compensation, mandatory retirement, meetings, executive sessions of non-management directors, evaluation of the performance of our Chief Executive Officer, committees, succession planning, director responsibilities, orientation and continuing education, and self-evaluation of the Board and Board committees. A copy of our Corporate Governance Principles is attached as *Appendix A* to this proxy statement and is also available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*.

Director Independence

The NYSE listing standards and our Corporate Governance Principles require us to have a board of directors with at least a majority of independent directors. Our Board has, and has had for many years, a substantial majority of independent directors. Our Board has adopted Director Independence Standards to assist in the evaluation of the independence of each of our directors. A copy of our Director Independence Standards is available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*.

For a director to be considered independent, the Board must affirmatively determine that a director does not have any direct or indirect material relationship with us other than as a director. A director will not be independent if, within the preceding three years:

- the director was an employee, or an immediate family member of the director was employed as an executive officer, of Harris; or
- the director, or an immediate family member of the director, received more than $100,000 per year in direct compensation from Harris, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way of continued service with Harris); except that compensation received by an immediate family member of the director for services as a non-executive employee of Harris need not be considered in determining independence under this test; or
- the director was affiliated with or employed by, or an immediate family member of the director was affiliated with or employed in a professional capacity by, a present or former internal or external auditor of Harris; or
- the director, or an immediate family member of the director, was employed as an executive officer of another company where any of Harris' present executives serve on that company's compensation committee; or
- the director was an executive officer or employed by another company (other than a charitable organization), or an immediate family member of the director was employed as an executive officer of such company, that makes payments to, or receives payments from, Harris for property or services in an amount which, in any single fiscal year, exceeds the greater of

$1 million or 2% of such other company's consolidated gross revenues.

The Board has determined that the following relationships will not be considered to be material relationships that would impair a director's independence:

- if a director of Harris is an executive officer or an employee, or whose immediate family member is an executive officer, of another company that makes payments to, or receives payments from, Harris for property or services in an amount which, in any single fiscal year, does not exceed the greater of (a) $1 million or (b) 2% of the consolidated gross annual revenues of such other company, as applicable;
- if a director or an immediate family member of a director of Harris is an executive officer of another company which is indebted to, or to which Harris is indebted, and the total amount of either company's indebtedness is less than 2% of the consolidated assets of the company wherein the director or immediate family member serves as an executive officer;
- if the director is an executive officer of another company in which Harris owns a common stock interest, and the amount of the common stock interest is less than 5% of the total shareholder's equity of such other company; or
- if a director of Harris, or the spouse of a director of Harris, serves as a director, officer or trustee of a charitable organization, and within the preceding three years, Harris' discretionary contributions to the organization in any single fiscal year are less than the greater of (a) $1,000,000 or (b) 2% of that organization's gross revenues; or
- the ownership of Harris shares by a director or a director's immediate family members.

Pursuant to our Corporate Governance Principles, the Board undertook its annual review of director independence in August 2007, which included a review of the responses of the directors to questions regarding each director's commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships, and discussions with the directors and nominees. Based upon the NYSE listing standards and our Director Independence Standards, our Board has affirmatively determined in its business judgment that all of our directors (including each nominee for election), with the exception of Mr. Lance, our Chairman, President and Chief Executive Officer, are independent and have no direct or indirect material relationship with Harris other than as a director.

Related Person Transaction Policy

In August 2007, our Board approved a written policy and procedures for the review, approval and ratification of transactions among Harris and our directors, executive officers and their related interests. This policy supplements the conflicts of interest policies set forth in our Standards of Business Conduct and our Directors' Standards of Business Conduct and our other internal procedures. Under the policy, all related person transactions (as defined in the policy) are to be reviewed by the Corporate Governance Committee. The Corporate Governance Committee may approve or ratify related person transactions if in its business judgment it determines that the transaction is in, or is not inconsistent with, the best interests of Harris and its shareholders. This may include situations where we provide or receive products or services to or from related persons on an arm's length basis on terms comparable to those provided to or received from unrelated third parties. Any director who participates in or is the subject of an existing or potential related person transaction may not participate in the approval or ratification decision-making process of the Corporate Governance Committee.

Under the policy, and consistent with SEC regulations, a related person transaction is any transaction, arrangement or relationship in which Harris was, is or will be a participant, where the amount involved exceeds $120,000 and in which a related person had, has or will have a direct or indirect material interest. A related person includes any of our directors, nominees for director or executive officers, any person who is known to be the beneficial owner of more than 5% of any class of our common stock, an immediate family member of any person described above and any firm, corporation or other entity controlled by any person described above. The policy requires each director and executive officer annually to complete a questionnaire to identify their related interests and persons, and to notify us of changes in that information. Before entering into a proposed related person transaction, the related person or business area of Harris is requested to notify our Corporate Secretary of the facts and circumstances of the potential transaction. If the Corporate Secretary determines the proposed transaction is a related person transaction, it shall be submitted to the Corporate Governance Committee for review and consideration. A related person transaction entered into without the Corporate Governance Committee's prior approval will not violate this policy or be unenforceable, so long as the transaction is brought to the Corporate Governance Committee promptly after it is entered into or after it becomes apparent that the transaction is covered by this policy.

Fidelity Investments Institutional Operations Company, Inc. ("FIIS"), a subsidiary of FMR Corp., has provided services to us in connection with the administration of our Retirement Plan. During fiscal 2007 the total amount of expenses directly incurred by us for these services was $42,000. In addition, during fiscal 2007 particpants in the Retirement Plan incurred expenses of $1,265,000 for plan administration and recordkeeping services. Pyramis Global Trust Company, a subsidiary of FMR, provided asset management services for our Retirement Plan for which participants paid $118,000 in fiscal 2007. Based on its holdings reported on a Schedule 13G/A filed with the SEC, FMR beneficially owned more than five percent of our common stock as of July 27, 2007.

Board Meetings and Attendance

General. In fiscal 2007, our Board held six regular meetings and three special meetings, and the standing committees of our Board met a total of 21 times. Each director attended at least 75% of the meetings of the Board and of those committees of which he or she was a member. All of the directors taken together attended an average of 98% of such meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders. We typically schedule a Board meeting in conjunction with our Annual Meeting of Shareholders. In the absence of unavoidable conflict, all Board members are expected to attend the Annual Meeting of Shareholders. All of our Board members attended the 2006 Annual Meeting of Shareholders.

Executive Sessions of Outside Directors

Our Board and its committees meet throughout the year on a set schedule and also hold special meetings and may act by written consent from time to time as appropriate. Executive sessions of non-management directors are held in conjunction with all regularly scheduled Board meetings. Our Board has implemented a system to rotate annually the Board member who chairs these executive sessions of non-management directors among the chairpersons of each of our five standing committees, in alphabetical order by committee name.

Board Committees and Committee Charters

Currently our Board has five standing committees to assist in the discharge of its responsibilities. These committees are the Audit Committee, the Business Conduct and Corporate Responsibility Committee, the Corporate Governance Committee, the Finance Committee, and the Management Development and Compensation Committee. Our Board has adopted a written charter for each committee, copies of which are available on the Corporate Governance section of our website at *www.harris.com/harris/cg/.* Copies of such charters and our Corporate Governance Principles are also available to shareholders free of charge upon written request to our Corporate Secretary at Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919. The principal functions of each committee are summarized below.

Audit Committee

The Audit Committee assists our Board in fulfilling its responsibilities to oversee, among other things:

- The integrity of our financial statements;
- Our compliance with legal and regulatory requirements;

- Our independent registered public accounting firm's qualifications and independence; and
- The performance of our independent registered public accounting firm and our internal audit function.

The purposes and responsibilities of the Audit Committee also include:

- Directly appointing, compensating, retaining, terminating and overseeing our independent registered public accounting firm;
- Pre-approving, or adopting appropriate procedures to pre-approve, all audit services, internal control-related services and non-audit services to be provided by our independent registered public accounting firm;
- Reviewing and discussing with our independent registered public accounting firm and our management any major issues regarding accounting principles and financial statement presentations, including any significant changes in the selection or application of accounting principles, and major issues concerning the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies, and the effect of regulatory and accounting initiatives as well as off-balance sheet structures on our financial statements;
- Reviewing and discussing our earnings press releases and the types of financial information and guidance provided, and the types of presentations made, to analysts and rating agencies; and
- Reviewing and discussing with our independent registered public accounting firm and our management quarterly and year-end operating results, reviewing our interim financial statements prior to their inclusion in Form 10-Q filings, and recommending to our Board the inclusion of our financial statements in our Annual Reports on Form 10-K.

Our Board has determined in its business judgment that each member of the Audit Committee is independent within the meaning of the NYSE listing standards, the Sarbanes-Oxley Act of 2002 and related SEC rules and our Director Independence Standards.

Our Board has also determined in its business judgment that each of the members of the Audit Committee satisfies the "financial literacy" requirements of the NYSE and has "accounting or related financial management expertise" and that David B. Rickard, Chairperson of the Audit Committee, satisfies the "audit committee financial expert" criteria as that term is defined by regulation of the SEC and that he is independent of Harris.

The Audit Committee held eight meetings during the past fiscal year, including meeting regularly with Ernst & Young LLP and our internal auditors, both privately and with management present.

Business Conduct and Corporate Responsibility Committee

The purposes and responsibilities of the Business Conduct and Corporate Responsibility Committee include:

- Oversight of our business conduct program and compliance with sound ethical business practices and legal requirements in connection with our business;
- Oversight of our policies, procedures and programs with respect to environmental, health and safety matters;
- Reviewing our support of charitable, civic, educational and philanthropic contributions and activities; and
- Reviewing and acting, as appropriate, concerning strategic issues and trends relating to corporate citizenship and responsibility, including social, political and public policy issues that may have an impact on our operations, financial performance or public image.

The Business Conduct and Corporate Responsibility Committee held two meetings during the past fiscal year.

Corporate Governance Committee

The purposes and responsibilities of the Corporate Governance Committee include:

- Identifying individuals believed to be qualified to become Board members consistent with criteria approved by our

Board, and recommending nominees to stand for election at annual meetings of shareholders or to fill vacancies;

- Adopting a policy and procedure for consideration of candidates recommended by our shareholders;
- Developing, implementing and overseeing our Corporate Governance Principles;
- Developing, reviewing and recommending director compensation, perquisites and benefit plans;
- Recommending standing committees of our Board and committee assignments;
- Reviewing the functions of committees of our Board and recommending changes as deemed appropriate;
- Setting meeting schedules for our Board and recommending meeting schedules for the Board's committees; and
- Facilitating our Board's evaluation of its effectiveness.

Our Board has determined in its business judgment that each member of the Corporate Governance Committee is independent under the rules of the NYSE and our Director Independence Standards. The Corporate Governance Committee held four meetings during the past fiscal year.

Finance Committee

The Finance Committee is authorized to periodically review our financial position, capital structure, working capital, capital transactions and financial and investment aspects of our benefit plans. The Finance Committee also reviews our dividend policy, capital asset plan and share repurchase policy and makes recommendations to the Board relating to such plan or policies. The Finance Committee held two meetings during the past fiscal year.

Management Development and Compensation Committee

The purposes and responsibilities of the Management Development and Compensation Committee include:

- Reviewing and evaluating plans for our management training and development and organizational structure, and recommending to our Board for its approval individuals for election as executive officers and other corporate officers;
- Overseeing and reviewing our overall compensation philosophy and establishing the compensation, perquisites and other benefits of our officers and management;
- Reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating his performance in light of those goals, and together with all independent directors of the Board, determining and approving our Chief Executive Officer's annual salary, cash and stock incentives and other benefits based on this evaluation;
- Reviewing and approving the use and the terms of employment, separation, severance and change in control agreements and any special arrangements in the event of termination of employment, death or retirement of a corporate officer (together, in the case of our Chief Executive Officer, with all independent directors of the Board);
- Administering our stock-based compensation plans; and
- Reviewing and discussing the Compensation Discussion and Analysis section of this proxy statement with our management and making a recommendation to the Board on the inclusion of the "Compensation Discussion and Analysis" in this proxy statement.

Our Board of Directors has determined in its business judgment that each member of the Management Development and Compensation Committee is independent under the rules of the NYSE and our Director Independence Standards. The Management Development and Compensation Committee held five meetings during the past fiscal year.

Committee Membership

The current committee members for each of the five standing committees of our Board of Directors are as follows, with the chairperson listed first:

Audit	Business Conduct and Corporate Responsibility	Corporate Governance	Finance	Management Development and Compensation
David B. Rickard	Leslie F. Kenne	Lewis Hay III	Gregory T. Swienton	Stephen P. Kaufman
Thomas A. Dattilo	Karen Katen	Thomas A. Dattilo	Stephen P. Kaufman	Terry D. Growcock
Lewis Hay III	Gregory T. Swienton	Terry D. Growcock	David B. Rickard	Karen Katen
Hansel E. Tookes II	Hansel E. Tookes II	Leslie F. Kenne	Dr. James C. Stoffel	Dr. James C. Stoffel

Director Retirement

It is our policy that a director will retire from our Board effective at the end of the month in which he or she reaches age 72. In the event that a director's 72nd birthday falls within twelve months of the Annual Meeting at which such director would stand for re-election, such director shall not stand for re-election. A director is also expected to automatically tender his or her resignation in the event of retirement or other significant change in status from the employment position held when last elected or appointed to our Board, and our Board will then determine whether such director's continued Board membership is in the best interest of Harris and our shareholders, free from conflicts of interest and is otherwise appropriate.

Communications with Members of our Board of Directors

General. Shareholders and other interested persons wishing to communicate directly with our Board may do so by sending an e-mail message to the Board member then presiding over the meetings of our non-management directors — referred to as our "Presiding Independent Director" — at *presiding.director@harris.com.* Communications sent by e-mail will go simultaneously to the Presiding Independent Director and also to our Corporate Secretary. Shareholders and others may also write to the Presiding Independent Director, c/o Corporate Secretary, Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919. Our Corporate Secretary will review any such written communications and if they are related to the duties and responsibilities of our Board and its committees, they will be forwarded to the Presiding Independent Director. Our Corporate Secretary will periodically provide the Board a summary of all written communications received that were not forwarded because they were unduly hostile, threatening, illegal or similarly inappropriate and will make them available to our Board upon request. Advertisements, solicitations or "spam" and other similar communications will not be forwarded to the directors. The Presiding Independent Director will determine whether communications should be sent to our full Board or a committee.

Accounting, Internal Control or Auditing Matters. Our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding questionable accounting, internal control or auditing matters. Any of our employees may communicate concerns about any of these matters to such employee's supervisor, manager or business standards advisor, or to the Vice President, Internal Audit and Compliance or the Director of Business Conduct or others, or on a confidential and anonymous basis by way of e-mail or our toll-free hotline numbers listed on our website and in our Standards of Business Conduct. Other persons with concerns or complaints may contact our Vice President, Internal Audit and Compliance or Director of Business Conduct at 1025 West NASA Boulevard, Melbourne, Florida, 32919. Upon receipt of a complaint or concern, a determination will be made whether it pertains to accounting, internal control or auditing matters and if it does, it will be handled in accordance with the procedures established by the Audit Committee.

Standards of Business Conduct

All Harris employees, including the Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other senior financial officers, are required to abide by the Harris Standards of Business Conduct, originally adopted in 1987, to help ensure that our business is conducted in a consistently ethical and legal manner. All directors are required to abide by our

Directors' Standards of Business Conduct. These standards of business conduct form the foundation of a comprehensive business conduct program that includes compliance with all laws, corporate policies and procedures, an open relationship among employees that contributes to good business conduct, and an abiding belief that we should conduct all business dealings with integrity, honesty and responsibility. Our business conduct policies cover many topics, including employment issues, confidentiality, environmental, health and safety, insider trading, corporate opportunities, antitrust, export control, boycotts, government contracts, international business practices, entertainment and gifts, and use of company assets. Employees are required to report any conduct they believe in good faith to be a violation of any of our business policies.

Our Standards of Business Conduct and our Directors' Standards of Business Conduct are posted on our website at *www.harris.com/business-conduct* and are also available free of charge by written request to our Director of Business Conduct, Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919. Any amendment to, or waiver from, our Standards of Business Conduct will be posted on our website within four business days following such amendment or waiver.

Director Nomination Process and Criteria

Our Board is responsible for approving nominees to stand for election as directors. The Corporate Governance Committee assists the Board in this process and identifies individuals it believes to be qualified to become Board members and recommends nominees.

It is a long-standing policy of our Board to consider director nominees submitted by shareholders. A shareholder who wishes to recommend a nominee for the Corporate Governance Committee's consideration must include at least the following information about the proposed nominee: the proposed nominee's name, age, business or residence address, principal occupation or employment, and the written consent of the nominee to being named in the proxy statement as a nominee and to serving as a director if elected. The required information should be sent to our Corporate Secretary at 1025 West NASA Boulevard, Melbourne, Florida 32919. The Corporate Secretary will forward properly submitted shareholder-proposed nominations to the Chairperson of the Corporate Governance Committee for consideration at a future Corporate Governance Committee meeting. Individuals proposed by shareholders in accordance with these procedures will be evaluated and considered by the Corporate Governance Committee in the same manner as it evaluates other proposed nominees.

In addition to proposing nominees for consideration to the Corporate Governance Committee, shareholders may also directly propose nominees for consideration at an annual meeting of our shareholders. The requirements and procedures to be followed by shareholders for directly nominating directors are discussed below under "Shareholder Proposals for the 2008 Annual Meeting of Shareholders." The Corporate Governance Committee also has a process for considering, reviewing and evaluating incumbent directors up for re-election. Pursuant to this process, prior to the annual meeting of shareholders at which an individual director's term will expire, such director meets with our Chairman and also with the Chairperson of the Corporate Governance Committee to discuss participation on our Board and its committees and other relevant matters. In addition, the Corporate Governance Committee reviews such director's attendance records, any changes in employment status and other information it deems helpful in considering and evaluating the director for nomination.

Our Corporate Governance Principles contain Board membership criteria that apply to nominees for a position on our Board. The Board, based upon the recommendation of the Corporate Governance Committee (which recommendation will be based on the criteria set forth below, regardless of whether the nominee is identified by the Corporate Governance Committee, by shareholders or otherwise), will select new nominees considering the following criteria:

- Demonstrated ability and sound judgment that usually will be based on broad experience;
- Personal qualities and characteristics, accomplishments and reputation in the business community, professional integrity, educational background, business experience and related experience;
- Willingness to objectively appraise management performance;
- Giving due consideration to potential conflicts of interest, current knowledge and

contacts in the communities in which we do business and in our industry or other industries relevant to our businesses;

- Ability and willingness to commit adequate time to Board and committee matters, including attendance at Board, committee and annual shareholder meetings;
- Fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of Harris and the interests of our shareholders; and
- Diversity of viewpoints, background and experience.

Our Corporate Governance Committee has from time to time retained a third-party search firm to assist in identifying and evaluating potential nominees.

Majority Voting for Directors

In February 2007, our Board amended our By-Laws and Corporate Governance Principles to change the voting standard for the election of our directors in uncontested elections from a plurality standard to a majority voting standard. An uncontested election for directors is an election where the number of properly nominated directors does not exceed the number of director positions to be filled. In contested director elections, the plurality standard will apply, which means the nominees receiving the greatest numbers of votes will be elected to serve as directors. To be elected in an uncontested election, a director nominee must receive more "For" votes than "Against" votes. Abstentions will have no effect on an uncontested election of directors since only votes "For" or "Against" a nominee will be counted. If a nominee does not receive a greater number of "For" votes than "Against" votes, he or she must promptly tender his or her resignation following certification of the vote. The Corporate Governance Committee shall consider the resignation offer and shall recommend to the Board the action to be taken. The Board shall take action within 90 days following certification of the vote, unless such action would cause us to fail to comply with NYSE independence or other legal requirements, in which event the Board shall take action as promptly as practicable. The Board will also promptly publicly disclose its decision and the reasons therefor.

If the Board does not accept the resignation, the nominee will continue to serve until the next annual meeting for the year in which his or her term expires and until his or her successor shall be duly elected and qualified, or until his or her prior resignation, death or removal. If the Board accepts the resignation, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board. The election for directors at the 2007 Annual Meeting of Shareholders is an uncontested election.

DIRECTOR COMPENSATION AND BENEFITS

Our Board compensation program is intended to attract and retain directors with demonstrated ability, integrity, judgment and experience to fulfill their responsibility to oversee management and to develop and oversee the implementation of strategies aimed at creating sustainable long-term value for our shareholders. The program is also intended to recognize the time commitments and liability associated with serving on the board of a public company.

The form and amount of director compensation is periodically reviewed and assessed by the Corporate Governance Committee. The Corporate Governance Committee reviews data concerning director compensation practices, levels and trends for companies comparable to us in revenue, businesses and complexity, which data is provided by consultants, including Towers Perrin LLP. Changes to director compensation, if any, are recommended by the Corporate Governance Committee to the Board for action. Employee directors are not compensated for service as a director.

Retainer and Attendance Fees

Directors who are not employees of Harris currently receive the following fees, as applicable, for their services on our Board:

- $55,000 basic annual cash retainer, payable on a quarterly basis;
- $10,000 annual cash retainer, payable on a quarterly basis, for service as Chairperson of the Audit Committee;
- $5,000 annual cash retainer, payable on a quarterly basis, for service as the Chairperson of each standing committee of our Board other than the Audit Committee;

- $2,000 attendance fee for each meeting or telephonic meeting of our Board; and
- $2,000 attendance fee for each meeting or telephonic meeting of each standing committee of our Board and for attendance at any other event for or on our behalf.

Equity Awards and Deferred Compensation

Under the Harris Corporation 2005 Directors' Deferred Compensation Plan, as amended (the "Directors' Deferred Compensation Plan"), on January 1, April 1, July 1 and October 1 of each year, we credit each non-employee director's account with a number of Harris stock equivalent units having a fair market value equal to $24,000 (for an annual rate of $96,000), which amount may be changed from time to time by our Board.

In addition, under the Directors' Deferred Compensation Plan, prior to the commencement of a calendar year, each non-employee director may make an irrevocable election to defer all or a portion of his or her cash compensation for the subsequent year or years. The Directors' Deferred Compensation Plan replaced the 1997 Directors' Deferred Compensation and Annual Stock Unit Award Plan (the "1997 Directors' Plan"). Effective December 31, 2004 no further deferrals of director compensation were permitted and no further annual awards were made under the 1997 Directors' Plan.

Amounts deferred at the election of a non-employee director under such plans are invested in investment alternatives that mirror those available under our Retirement Plan or in Harris stock equivalent units based upon the fair market value of Harris common stock on the date of deferral. Such Harris stock equivalent units are equivalent in value to shares of our common stock. A non-employee director may not transfer or reallocate amounts deferred into other investments into Harris stock equivalent units. Amounts credited in Harris stock equivalent units may be reallocated into any other investment alternatives provided director minimum stock ownership guidelines are satisfied. Deferred amounts and investment earnings on such amounts are payable in cash following the non-employee director's resignation, retirement or death. Each Harris stock equivalent unit is credited with dividend equivalents equal to the dividends paid on our common stock, which are deemed reinvested in additional Harris stock equivalent units on the dividend payment date.

A non-employee director may elect to receive deferred amounts either in a cash lump sum on a date certain within five years after his or her resignation or retirement or in annual substantially equal cash installments over a designated number of years beginning on a date certain within five years after a director's resignation or retirement, provided that all amounts are fully paid within ten years after resignation or retirement.

Within 90 days of a change in control and to the extent permitted by the regulations adopted under the American Jobs Creation Act of 2004, each non-employee director (or former non-employee director) will receive a lump sum cash payment equal to the then-remaining balance in his or her deferred accounts.

Amounts credited to directors' accounts in the director deferred compensation plans may be partially or fully funded by a grantor trust, also known as a "rabbi trust," but the assets in such trust are subject to the claims of our creditors and directors are treated as our unsecured general creditors.

Reimbursement, Insurance and Charitable Gift Matching

We reimburse each non-employee director for travel and out-of-pocket expenses incurred in connection with attendance at Board and committee meetings and other meetings on our behalf and for the costs and expenses of attending director education programs. Spouses or guests are invited occasionally to accompany directors to Board-related events, for which we pay or reimburse travel and related expenses. In addition, we provide each non-employee director with accidental death and dismemberment insurance in the amount of up to $200,000 and business travel insurance of up to an additional $200,000 in the event that he or she is involved in an accident while traveling on business relating to our affairs. We pay the premiums for such insurance and the total aggregate premiums for coverage for all non-employee directors during fiscal 2007 was $450.

Non-employee directors may participate in our charitable gift matching program available to all employees, where we match contributions to eligible post-secondary educational institutions and charitable organizations up to an annual maximum of $10,000 per employee or director.

Fiscal 2007 Compensation of Non-Employee Directors

The following table sets forth information regarding compensation to each of our non-employee directors for fiscal 2007. We do not currently have a non-equity incentive plan or pension plan for directors.

Name	Fees Earned or Paid in Cash $(1)	Stock Awards $(2)	Option Awards $(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings $(4)	All Other Compensation $(5)	Total
Thomas A. Dattilo	$ 95,000	$96,000	$10,238	$0	$ 0	$201,238
Terry D. Growcock	$ 87,000	$96,000	$ 0	$0	$ 0	$183,000
Lewis Hay III	$102,000	$96,000	$10,238	$0	$ 10,000	$218,238
Karen Katen	$ 85,000	$96,000	$10,238	$0	$ 10,000	$201,238
Stephen P. Kaufman	$ 94,000	$96,000	$10,238	$0	$ 10,000	$210,238
Leslie F. Kenne	$ 90,000	$96,000	$14,138	$0	$ 0	$200,138
David B. Rickard	$103,000	$96,000	$10,238	$0	$ 0	$209,238
Dr. James C. Stoffel	$ 85,000	$96,000	$10,938	$0	$ 72,400	$264,338
Gregory T. Swienton	$ 90,383	$96,000	$10,238	$0	$ 10,000	$206,621
Hansel E. Tookes II	$ 85,000	$96,000	$ 0	$0	$ 0	$181,000

(1) Amounts shown in the "Fees Earned or Paid in Cash" column reflect total cash compensation paid to each director in fiscal 2007 in respect of Board and committee retainers and meeting fees and includes amounts that may have been deferred at the director's election and credited to accounts in our Directors' Deferred Compensation Plan.

(2) Amounts shown under the "Stock Awards" column reflect the expense recognized by us for financial statement reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment ("FAS 123R") for fiscal 2007 with respect to the Harris stock equivalent units awarded to each director in fiscal 2007 and credited to each such director's account under the Directors' Deferred Compensation Plan as described above. Under FAS 123R, the fair value of these stock awards is determined as of the grant date using our closing market price on the date of grant. Since these amounts are fully vested, the full fair value is recognized as an expense in fiscal 2007. These amounts reflect our accounting for these stock awards and do not correspond to the actual values that may be recognized by the directors.

As of June 29, 2007, our non-employee directors had the following aggregate number of Harris stock equivalent units accumulated in their deferred accounts for all years of service as a director, from deferrals of cash compensation and awards of Harris stock equivalent units, including additional Harris stock equivalent units credited as a result of dividend equivalents earned with respect to such Harris stock equivalent units: Thomas A. Dattilo — 10,185 units; Terry D. Growcock — 3,425 units; Lewis Hay III — 23,889 units; Karen Katen — 48,741 units; Stephen P. Kaufman — 14,734 units; Leslie F. Kenne — 5,308 units; David B. Rickard — 20,368 units; Dr. James C. Stoffel — 7,369 units; Gregory T. Swienton — 36,763 units; and Hansel E. Tookes II — 4,388 units.

(3) Amounts shown under the "Option Awards" column reflect the expense recognized by us for financial statement reporting purposes in accordance with FAS 123R for fiscal 2007 with respect to stock options previously granted. The use of stock options as an element of compensation for our directors was discontinued after October 2004. The assumptions used for the valuations are set forth in Note 14 to our audited financial statements in our Annual Report on Form 10-K for the fiscal year ended June 29, 2007. Options previously awarded to our non-employee directors are nonqualified for tax purposes and were automatically granted upon a non-employee director's initial election or appointment to the Board and annually to non-employee directors on the date of each of our annual meetings of shareholders. Such options were priced using the closing market price of our stock on the date of grant. All such options will be fully vested not later than October 22, 2007. Options granted to non-employee directors expire no later than ten years after the date of grant. These amounts reflect our accounting for these stock option grants and do not correspond to the actual values that may be recognized by the directors.

As of June 29, 2007, the following directors held the following aggregate number of outstanding stock options: Thomas A. Dattilo — 5,000; Lewis Hay III — 16,000; Karen Katen — 33,224; Stephen P. Kaufman — 5,000; Leslie F. Kenne — 8,000; David B. Rickard — 16,000; Dr. James C. Stoffel — 12,000; and Gregory T. Swienton — 20,000.

(4) There were no above-market or preferential earnings in our director deferred compensation plans.

(5) The amounts shown for Dr. Stoffel reflect fees paid to him as a non-employee director of Harris Stratex Networks, Inc., a publicly-traded, majority-owned subsidiary of ours of which we currently own approximately 57% of the outstanding shares. Dr. Stoffel serves on the Harris Stratex Networks board as one of our nominees. The Compensation Committee of the Harris Stratex Networks Board is authorized to determine the compensation for its non-employee directors. Dr. Stoffel received $35,000 for board and committee retainer and attendance fees and $37,400 in stock awards for service as a non-employee director of Harris Stratex Networks, as calculated in accordance with SEC rules.

As noted above, non-employee directors may participate in our charitable gift matching program up to an annual limit of $10,000 per director. While our directors participate on the same basis as our employees, SEC rules require that the amount of a director's participation in a charitable matching program be disclosed. The amount shown for Mr. Hay, Ms. Katen, Mr. Kaufman and Mr. Swienton represent the amount of charitable gift matching payments.

Stock Ownership Guidelines for Non-Employee Directors

To further align the interests of members of our Board and shareholders, our Board has previously approved stock ownership guidelines for our non-employee directors. Such directors are expected to own, within five years after election or appointment to our Board, Harris stock or stock equivalents having a minimum value of four times such directors' basic annual retainer, which value is currently $220,000 (based upon the current $55,000 basic annual retainer). As of September 15, 2007, all of our non-employee directors met the stock ownership guidelines.

Indemnification

We have entered into indemnification agreements with each of our directors and Board elected officers including the executive officers named in the Summary Compensation Table on page 38. These agreements require us to indemnify these directors and officers with respect to their activities as a director, officer or employee of Harris, or when serving at our request as a director, officer or trustee of another corporation, trust or other enterprise, against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative to which they are, or are threatened to be made, parties as a result of their service to us.

Under the indemnification agreements, each director or officer will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Harris with respect to suits or proceedings arising from his or her service to us.

OUR LARGEST SHAREHOLDERS

The rules of the SEC require disclosure regarding any persons known to us to be a beneficial owner of more than five percent of our common stock. The following table sets forth as of July 27, 2007 the beneficial ownership of our common stock by each person who has reported to the SEC beneficially owning more than five percent of our common stock, based on the reports filed by these persons.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	15,016,527[1]	11.20%[1]
U.S. Trust Corporation United States Trust Company, N.A. 114 West 47th Street, 25th Floor New York, NY 10036-1532	7,021,661[2]	5.24%[2]

(1) Beneficial and percentage ownership information is based on information contained in Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2007 by FMR Corp. on behalf of itself and affiliated persons and entities. The schedule contains the following information regarding beneficial ownership of our common stock: (a) Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., beneficially owned 13,133,767 shares (for which Edward C. Johnson 3d and FMR Corp. had sole dispositive power) as a result of its acting as investment advisor to various investment companies; (b) Strategic Advisors, Inc., a wholly-owned subsidiary of FMR Corp., which provides investment advisory services to individuals, beneficially owned 827 shares; (c) Pyramis Global Advisors, LLC, an indirect wholly-owned subsidiary of FMR Corp., beneficially owned 1,300 shares (for which Edward C. Johnson 3d and FMR Corp. had sole dispositive power and sole voting power) as a result of its serving as investment advisor to various institutional accounts, mutual funds and investment companies; (d) Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR Corp., beneficially owned 164,633 shares (for which Edward C. Johnson 3d and FMR Corp. had sole dispositive power and sole voting power) as a result of its serving as investment manager of institutional accounts; and (e) Fidelity International Limited ("FIL"), a separate corporate entity from FMR Corp., beneficially owned 1,716,000 shares (for which FIL had sole dispositive power over 1,716,000 shares and sole voting power over 1,661,300 shares). Members of Mr. Johnson's family are the predominant owners of Series B shares of FMR Corp. representing 49% of the voting power of FMR Corp. and all Series B shareholders have entered into a shareholders' agreement under which all Series B shares will be voted in accordance with the majority vote of Class B shares. As such, members of Mr. Johnson's family may be deemed to be members of a controlling group with respect to FMR Corp. Partnerships controlled predominantly by members of Mr. Johnson's family and FIL, or trusts for their benefit, own approximately 47% of the voting power of FIL. FMR Corp. and FIL are of the view that they are not acting as a group and that they are not otherwise required to attribute to one another the beneficial ownership of our common stock. However, FMR Corp. filed Amendment No. 5 to Schedule 13G on February 14, 2007 on a voluntary basis as if all of the shares were beneficially owned by FMR Corp. and FIL on a joint basis.

(2) Beneficial and percentage ownership information is based on information contained in Schedule 13G filed with the SEC on February 14, 2007 by U.S. Trust Corporation ("UST Corp.") and United States Trust Company, N.A., a wholly-owned direct subsidiary of UST Corp. According to the schedule, the reporting persons beneficially owned 7,021,661 shares of our common stock (for which the reporting persons had sole dispositive power over 6,740,760 shares, shared dispositive power over 278,901 shares, sole voting power over 1,930,173 shares and shared voting power over 7,530 shares) and UST Corp. filed the schedule in its capacity as investment advisor to its clients who are record owners of the shares.

SHARES HELD BY OUR DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of shares and equivalent units of our common stock, as of July 27, 2007, by (a) each director, including the nominees for election at the 2007 Annual Meeting, (b) our Chief Executive Officer and each other named executive officer, and (c) all our directors and executive officers as a group. Except as otherwise noted, the named individual had sole voting and investment power with respect to the securities. As of July 27, 2007, no individual director, nominee for director or named executive officer beneficially owned 1% or more of our common stock. As of July 27, 2007, our directors and executive officers, as a group, beneficially owned 1.39% of our common stock.

	Shares Beneficially Owned			
Name	Shares Owned(1)	Shares Under Exercisable Options(2)	Total Shares Beneficially Owned(3)	Stock Units(4)
Directors:				
Thomas A. Dattilo	0	4,000	4,000	11,097
Terry D. Growcock	1,013	0	1,013	3,865
Lewis Hay III	0	15,000	15,000	24,860
Karen Katen	10,000	32,224	42,224	49,653
Stephen P. Kaufman	4,000	4,000	8,000	15,174
Leslie F. Kenne	0	7,000	7,000	5,748
Howard L. Lance(5)*	263,552	453,271	716,823	6,090
David B. Rickard	0	15,000	15,000	21,326
Dr. James C. Stoffel	0	11,000	11,000	7,809
Gregory T. Swienton	0	19,000	19,000	37,371
Hansel E. Tookes II	1,000	0	1,000	4,828
Named Executive Officers:				
Robert K. Henry(5)	183,793	111,200	294,993	5,451
Gary L. McArthur(5)	46,690	74,500	121,190	1,596
Jeffrey S. Shuman(5)	39,294	31,834	71,128	381
Timothy E. Thorsteinson	0	28,000	28,000	38,400
All Directors and Executive Officers as a group (21 persons)(6)	724,634	1,090,818	1,815,452	240,447

* Also a named executive officer.

(1) Includes shares over which the person or members of his or her immediate family hold or share voting and/or investment power and excludes shares listed under the columns "Shares Under Exercisable Options" and "Stock Units." For named executive officers, includes shares owned through our Retirement Plan.

(2) Includes shares underlying options granted by us which are exercisable as of July 27, 2007, and shares underlying options which become exercisable within 60 days thereafter.

(3) Represents the total of shares listed under the columns "Shares Owned" and "Shares Under Exercisable Options."

(4) For the non-employee directors, this column represents stock equivalent units credited under our 1997 Directors' Plan and our Directors' Deferred Compensation Plan discussed above under "Director Compensation and Benefits." Stock equivalent units deferred under our 1997 Directors' Plan and Directors' Deferred Compensation Plan are settled in cash following a director's resignation or retirement, may not be voted and may be transferred in limited instances as discussed above under "Director Compensation and Benefits." For the named executive officers other than Mr. Thorsteinson, this column includes amounts deferred in the form of stock equivalent units under our SERP, which are settled in cash following, or under certain circumstances prior to, retirement. Stock equivalent units deferred under the SERP may not be voted or transferred. Amounts in this column are not included in the "Total Shares Beneficially Owned" column. For Mr. Thorsteinson, this column includes 13,200 performance share units and 25,200 restricted stock units. Such units are not deemed beneficially owned until restrictions on the units have lapsed. Such units are payable in shares of our common stock upon vesting.

(5) The shares reported as beneficially owned include performance or restricted shares for which the performance or restriction period had not expired and as to which the named individuals have sole voting power but no investment power, as follows: Mr. Lance — 119,200 performance shares; Mr. Henry — 39,700 performance shares and 50,000 restricted shares; Mr. McArthur — 20,200 performance shares and 10,000 restricted shares; and Mr. Shuman — 15,400 performance shares and 18,000 restricted shares.

(6) The shares reported as beneficially owned by all directors and executive officers, as a group, include 382,000 performance shares and restricted shares awarded to the executive officers as to which the executive officers have sole voting power but no investment power. No directors or executive officers have pledged any shares of our stock.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by Harris under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent Harris specifically incorporates this Report by reference therein.

The role of the Audit Committee is, among other things, to assist the Board in its oversight of:

- The integrity of the financial statements of Harris;
- Harris' compliance with applicable related legal and regulatory requirements;
- The independence and qualifications of Harris' independent registered public accounting firm; and
- The performance of Harris' independent registered public accounting firm and internal audit function.

The Board has determined that, in its business judgment, all members of the Audit Committee are independent within the meaning of the listing standards of the NYSE, the Sarbanes-Oxley Act of 2002 and related rules of the SEC and Harris' Director Independence Standards.

Management of Harris is responsible for the preparation, presentation and integrity of Harris' financial statements and the effectiveness of Harris' system of internal control over financial reporting and disclosure controls and procedures. Management and the internal auditing department are responsible for maintaining and evaluating appropriate accounting and financial reporting principles and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm, Ernst & Young LLP ("E&Y"), is responsible for auditing the consolidated financial statements and expressing an opinion as to whether such financial statements are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States. E&Y is also responsible for auditing management's assessment and the effectiveness of Harris' internal control over financial reporting. The Audit Committee has met and held discussions with management, the head of Internal Audit and E&Y. The Audit Committee discussed with the internal auditors and E&Y the overall scope of and plans for their respective audits. The Audit Committee also met with E&Y, the head of Internal Audit, the Principal Accounting Officer and the Chief Financial Officer, with and without management present, to discuss the results of its examinations, the reasonableness of significant judgments, the evaluations of Harris' internal control over financial reporting and the overall quality of Harris' financial reporting. Management has represented to the Audit Committee that Harris' consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles.

In the performance of its oversight function, the Audit Committee has:

- Reviewed and discussed with management and E&Y Harris' internal control over financial reporting, including a review of management's and E&Y's assessments of reports on the effectiveness of Harris' internal control over financial reporting and any significant deficiencies or material weaknesses; which assessments and reports did not include the internal controls of Harris Stratex Networks, Inc., Harris' publicly-traded, majority-owned subsidiary which resulted from the combination of Harris' former Microwave Communications Division with Stratex Networks, Inc. during fiscal 2007, or the internal controls of Multimax Incorporated, which was acquired by Harris during fiscal 2007;
- Considered, reviewed and discussed the audited financial statements with management and E&Y, including a discussion of the quality of the accounting principles, the reasonableness thereof, significant adjustments, if any, and the clarity of disclosures in the financial statements, as well as critical accounting policies;
- Discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public

Company Accounting Oversight Board ("PCAOB") in Rule 3200T, *Communication with Audit Committees*;

- Received the written disclosures and the letter from E&Y required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as adopted by the PCAOB in Rule 3600T, and discussed the independence of E&Y with E&Y;
- Reviewed the services provided by E&Y other than its audit services and considered whether the provision of such other services by E&Y is compatible with maintaining its independence, discussed with E&Y, E&Y's independence, and concluded that E&Y is independent from Harris and its management; and
- Reviewed the contents of SEC-required certification statements from the Chief Executive Officer and Chief Financial Officer and also discussed and reviewed the process and internal controls for providing reasonable assurances that the financial statements included in the Harris Annual Report on Form 10-K for the fiscal year ended June 29, 2007 are true in all important respects, and that the report contains all appropriate material information of which they are aware.

In reliance upon the reports, reviews and discussions described in this Report, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in Harris' Annual Report on Form 10-K for the fiscal year ended June 29, 2007, for filing with the SEC. The Audit Committee also has appointed, and has requested shareholder ratification of the appointment of, E&Y as Harris' independent registered public accounting firm for the fiscal year ending June 27, 2008.

Submitted on August 24, 2007 by the Audit Committee of the Board of Directors.

David B. Rickard, Chairperson
Thomas A. Dattilo
Lewis Hay III
Hansel E. Tookes II

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Compensation Discussion and Analysis section of our proxy statement is intended to help our shareholders understand our executive compensation philosophy, objectives, elements, policies and practices. It is also intended to provide context for the compensation information for our Chief Executive Officer ("CEO"), Chief Financial Officer and our three other most highly compensated executive officers (our "named executive officers") detailed in the Summary Compensation Table on page 38 and in the other tables and narrative discussion that follows.

Philosophy and Objectives of Our Compensation Program

The overall objective of our executive compensation program is to foster the creation of sustainable long-term value for our shareholders. The following principles and guidelines provide a framework for our overall executive compensation program:

- *Alignment with Shareholders' Interests* — Executives' interests are more directly aligned with the interests of our shareholders when compensation programs: emphasize short- and long-term performance, business objectives and the strategic focus of our businesses; are significantly impacted by the value of our stock; and require a continuing significant ownership of our stock.
- *Competitiveness* — To attract the best qualified executives, motivate executives to perform at their highest levels and retain executives with the leadership abilities and skills necessary to drive and build long-term shareholder value, our total compensation and benefits must be competitive and reflect the value of each executive's position in the market and within Harris.

- *Motivate Achievement of Financial and Strategic Goals* — The most effective way to reach our short- and long-term financial goals and strategic objectives is to make a significant portion of an executive's overall compensation dependent on the achievement of such goals and objectives and on the value of our stock. Additionally, the portion of an executive's total compensation that varies with performance should be a function of the executive's responsibilities and ability to drive and influence results. As an executive's responsibility and influence increase, so should the level of performance-based, at-risk compensation.
- *Reward Superior Performance* — While total compensation for an executive should be both competitive and tied to achievement of financial and strategic objectives, performance that exceeds target should be appropriately rewarded.

Our Executive Compensation Process

The philosophy, objectives, elements, policies and practices of compensation for our executive officers are set by the Management Development and Compensation Committee of our Board (the "Compensation Committee"). The Compensation Committee, which is comprised solely of independent directors, reviews and approves the features and design of our executive compensation program, and approves the compensation levels, individual objectives and financial targets for our executive officers, other than our CEO. The independent directors of the Board approve the compensation level and individual objectives and financial targets for our CEO. The Compensation Committee also reviews and assesses the relationship between our executive compensation program and the achievement of our financial goals and strategic objectives with an emphasis on creating a "pay for profitable growth" environment.

In fiscal 2007, the Compensation Committee retained Pearl Meyer & Partners, an independent executive compensation consulting firm, to provide objective analysis, advice and information to the Compensation Committee related to CEO compensation, including competitive market data. Pearl Meyer & Partners reports to the Compensation Committee and does not provide any services to Harris management. In addition, the Compensation Committee has also utilized the services of Towers Perrin, LLP in the limited area of retirement benefits for our CEO. Our management uses Towers Perrin to provide director and executive officer compensation, actuarial and benefit plan consulting services and provides the Compensation Committee with details of the work performed by Towers Perrin and its fees. The Compensation Committee has determined that providing these services to management does not impair the ability of Towers Perrin to render impartial services to the Compensation Committee in the limited area of CEO retirement benefits.

The Compensation Committee considers recommendations from our CEO and senior management in making decisions regarding our executive compensation program and compensation of our executive officers. As part of the annual compensation planning process, our CEO and other senior executives recommend targets for our incentive compensation programs to the Compensation Committee. Following an annual performance review process, including assessment of the achievement of established financial and non-financial objectives, our CEO also recommends base salary and incentive and equity awards for our other executive officers. Our CEO presents to the Compensation Committee his evaluation of each such executive officer's contributions during the previous year, including strengths and development needs, and reviews succession plans for each of the executive positions. Individual performance impacts the compensation of our employees, especially the CEO and our executive officers.

After input from our CEO and management, as well as from the Compensation Committee's independent consultants and the assessment of trends and competitive data, the Compensation Committee determines what changes, if any, should be made to the executive compensation program and sets the level of each compensation element for our executive officers. Consistent with this practice, the Compensation Committee reviews each executive officer's three-year compensation history, including base salary, annual cash incentive and equity awards and also reviews the types and levels of other benefits such as change in control severance agreements, retirement plans and perquisites. In the case of our CEO, the review and final determination is made by all of our independent directors of the Board, giving due consideration to the Compensation Committee's recommendations.

In setting the levels of compensation at the start of the fiscal year, the Compensation Committee also establishes the short- and long-term financial measures, weighting and targets. For our CEO, the Compensation Committee recommends such measures, weighting and targets to our independent directors of the Board. The specific financial measures, targets and objectives are believed to foster the creation of sustainable long-term value for our shareholders and are aligned with our Board-approved, long-term strategic growth plan and annual operating plan.

At the end of each fiscal year, the independent directors of the Board meet in executive session under the leadership of the Chairperson of the Compensation Committee to conduct a performance review of our CEO. During such review, the directors evaluate the CEO's achievement of agreed-upon objectives established at the start of the year, overall performance, the CEO's personal self-evaluation of his effectiveness over the past year and other accomplishments. For the other executive officers, the Compensation Committee receives a specific compensation recommendation from our CEO, which is based upon an assessment of the performance, achievement of objectives for the executive and their organization established at the start of the fiscal year, contribution to company performance and other accomplishments.

Competitive Benchmarking

Each element of our executive compensation program is addressed in the context of competitive practices. The Compensation Committee reviews external benchmarks, surveys and trend information from multiple executive compensation surveys and consultants. The Compensation Committee benchmarks total target compensation and each element of compensation for our CEO and other executives to be within a range around the 50th percentile of the market. While the Compensation Committee reviews benchmark data, it retains discretion in setting an executive's compensation, and as a result compensation for an executive may differ materially from the benchmarks and is influenced by factors including experience, position, tenure, individual and organization factors, retention needs and other factors. For fiscal 2007, the Compensation Committee engaged Pearl Meyer & Partners to assess CEO median pay levels, the competitive position of our CEO's compensation and the mix and elements of CEO pay. The comparison group used for assessing CEO compensation consists of companies with one or more of the following attributes: business operations in the industries and businesses in which we participate; similar revenue and market capitalization; and businesses that are complex and broad and/or compete with us for executive talent. For fiscal 2007, the comparison group used for assessing our CEO's compensation consisted of the following 21 companies:

- Agilent Technologies, Inc.
- Alliant Techsystems Inc.
- AMETEK, Inc.
- Applied Materials, Inc.
- Armor Holdings, Inc.
- Avaya Inc.
- Diebold, Incorporated
- Dover Corporation
- DRS Technologies, Inc.
- Goodrich Corporation
- ITT Corporation
- Juniper Networks, Inc.
- Molex Incorporated
- NCR Corporation
- Pitney Bowes Inc.
- Precision Castparts Corp.
- Rockwell Automation, Inc.
- Rockwell Collins, Inc.
- SPX Corporation
- Tellabs, Inc.
- Thomas & Betts Corporation

The Compensation Committee periodically reviews the appropriateness of the comparison group used for assessing our CEO's compensation and makes changes it determines are appropriate.

For executive officers other than our CEO, the competitive data considered for fiscal 2007 was based upon a composite of broad survey data provided by Towers Perrin, Hewitt Associates and Radford.

Elements of Our Compensation Program

During fiscal 2007, the compensation program for our executive officers consisted of the following elements:

- base salary;
- annual cash incentive opportunity;
- equity-based long-term incentives, including stock options, performance shares, performance share units and in

certain limited instances, restricted stock and restricted stock units;

- change in control, severance and other post-employment pay and benefits;
- retirement, profit-sharing, welfare and other personal benefits; and
- perquisites.

The Compensation Committee believes that the elements of our executive compensation program are competitive and further our objectives of motivating achievement of our short- and long-term financial performance goals and strategic objectives, rewarding superior performance and aligning the interests of our executives and shareholders.

Named Executive Officer Target Direct Compensation Mix

The following table sets forth the target fiscal 2007 compensation for our named executive officers by type of compensation as a percentage of the executives' target total direct compensation. The table demonstrates the compensation philosophy described in this Compensation Discussion and Analysis in which the significant majority of our executives' compensation is at risk in the form of performance-based awards and equity awards. The targets were set at the start of fiscal 2007. The Annual Base Salary Rate in the table is the annual rate of base salary approved for the named executive officers effective September 1, 2006. Target Non-Equity Incentive Plan Compensation is the target annual incentive compensation payable for achievement of financial measures at target. The Target Equity Award dollar value is based upon a multiple of annual base salary established for each of the named executive officers. Such dollar value was used to determine the actual number of stock options granted and performance shares or performance share units awarded as discussed below. These values differ from the dollar values for stock awards and option awards set forth in the Summary Compensation Table on page 38 which are based upon the amount of FAS 123R expense recognized in fiscal 2007 for awards and grants made in fiscal 2007 and prior fiscal years. The percentages illustrate the portion of Target Total Direct Compensation that each of the components represents.

Named Executive Officer	Annual Base Salary Rate		Target Non-Equity Incentive Plan Compensation		Target Equity Awards		Target Total Direct Compensation	
Howard L. Lance Chairman, President and Chief Executive Officer	$950,000	16%	$ 1,275,000	21%	$3,800,000	63%	$ 6,025,000	100%
Gary L. McArthur Vice President and Chief Financial Officer	$380,000	27%	$ 255,000	18%	$ 760,000	55%	$ 1,395,000	100%
Robert K. Henry Executive Vice President and Chief Operating Officer	$500,000	23%	$ 400,000	19%	$1,250,000	58%	$ 2,150,000	100%
Timothy E. Thorsteinson President, Broadcast Communications Division	$425,000	32%	$ 285,000	21%	$ 637,500	47%	$ 1,347,500	100%
Jeffrey S. Shuman Vice President, Human Resources and Corporate Relations	$355,000	27%	$ 240,000	18%	$ 710,000	55%	$ 1,305,000	100%

Base Salary and How Base Salary is Determined

General Considerations

We provide executives with a base salary for services rendered during the year. The Compensation Committee reviews executive base salaries on an annual basis as well as any time there is a substantial change in responsibilities.

In line with motivating achievement of financial performance goals and strategic objectives and related focus on at-risk compensation, the Compensation Committee seeks to have the majority of the executive officers' pay at-risk in the form of short- and long-term compensation opportunity. When the Compensation Committee sets the executive officers' base salaries, it takes into account each officer's level and amount of responsibility. In general, executive officers with higher levels and amounts of responsibility have a lower percentage of their compensation fixed as base salary and a higher percentage of their compensation at risk.

2007 Base Salary for Named Executive Officers

In August 2006, the Compensation Committee determined that base salary increases were appropriate for the named executive officers based upon consideration of the comparative compensation data, targets for annual total cash compensation, performance for the prior fiscal year, the other factors discussed above and the CEO's recommendations for the other named executive officers.

Mr. Lance's base salary was increased in fiscal 2007 by 2.7% to $950,000. Mr. Lance's percentage increase was lower than the other named executive officers as the independent Board members determined to further the objective of having more of his compensation tied to performance. Mr. McArthur's base salary was increased 18.8% to $380,000, reflecting adjustments as a result of his promotion to chief financial officer in March 2006 as well as a merit increase. Mr. Henry's base salary was increased 11.1% to $500,000, reflecting adjustments as a result of his increased responsibilities as well as a merit increase. The 6.3% increase for Mr. Thorsteinson to $425,000 was based upon merit. Mr. Thorsteinson is located in our offices in Toronto, Canada. Pursuant to the terms of his employment letter agreement, Mr. Thorsteinson's base salary is expressed in U.S. dollars and paid to him in Canadian dollars at a conversion rate that is set forth in his employment letter agreement and reviewed periodically. The 7.6% increase for Mr. Shuman to $355,000 was based upon merit.

Annual Incentive Pay and How Annual Incentive Pay is Determined

Annual Incentive Plan

Under our Annual Incentive Plan, which was approved by our shareholders in October 2005, the Compensation Committee sets an annual incentive compensation target for each executive officer and recommends to the independent directors of the Board the target for our CEO. The Compensation Committee also establishes specific financial performance measures and targets including the relative weighting and thresholds. The financial measures are aligned with our Board-approved annual operating plan, and during the year regular reports are made to the Board about our performance compared with the targets. The Compensation Committee selects performance measures and targets believed to be important indicators of our progress and success. In certain instances, targets established at the start of the fiscal year are adjusted by the Compensation Committee to take into account items determined not to be reflective of normal, ongoing business operations. Through our Annual Incentive Plan a substantial portion of an executive's annual cash compensation is directly tied to our financial performance. The target amount of variable, at-risk annual cash compensation tied to our performance also generally increases with an executive's level of management responsibility. For the executive officers other than our CEO, the amount paid is based upon actual performance for the year against the financial targets, subject to an upward or downward adjustment ranging from zero to 20% of the financial calculation. This adjustment is determined by the Compensation Committee based upon the recommendation of the CEO and an assessment of the achievement of individual priority objectives established at the start of the year.

Our CEO's annual incentive compensation is subject to a maximum set by the independent directors of the Board at the start of each fiscal year based upon an earnings per share ("EPS") target, with the actual amount based upon actual performance for the year against EPS and revenue financial targets and the assessment against individual objectives established at the start of the year that the independent directors of the Board determined are important to our strategic success.

- *Determination of Incentive Targets* — Annual incentive target amounts expressed as a dollar amount are established for participants at the beginning of each fiscal year using our CEO comparison group as a reference point for our CEO and the composite of broad survey data as a reference point for the other named executive officers. Annual incentive opportunities provide executives the potential to achieve total cash compensation above the target if our financial performance is above target. However, there is downside risk if performance is below target. Annual payouts can range from zero to 200 percent of target depending on our financial performance and individual performance against individual objectives.
- *Financial Performance Measures, Targets and Weighting* — Annual incentives for fiscal 2007 were based upon revenue and profitability, with profitability being determined by either EPS or segment operating income. As a general principle, we seek to set performance targets that are both challenging and achievable.
- *Revenue* — A measure intended to motivate growth needed to expand our business and increase future shareholder value.
- *EPS* — A measure of profitability commonly used by investors to assess a company's annual financial performance. In fiscal 2008, the Compensation Committee has determined in its business judgment to change this profitability measure from EPS to earnings before interest and taxes ("EBIT"). This change is intended to reinforce our focus on operating results.
- *Segment Operating Income* — For our executive officers that have responsibilities for leading one or more business segments, we believe that segment operating income is an important measure of success.

The Compensation Committee believes that these financial performance measures encourage our executives and employees to focus on improving both revenue and profitability. We believe these measures are also effective motivators because they are measurable, clearly understood and the drivers of the creation of sustainable long-term value for our shareholders.

For each financial measure, there is no payout for performance below the threshold which in fiscal 2007 was 50% of target for EPS and segment operating income and was 80% of target for revenue. For performance of a financial measure above threshold up to the target, the payout factor is calculated on a one-for-one basis (for example, if EPS is at 70% of target, the EPS payout factor is 70% of target). For performance above target, the payout factor is calculated on a two-for-one basis up to a maximum payout factor of 200% of target for such measure (for example, if EPS is at 110% of target, the fiscal 2007 payout factor is 120% for the portion of the annual incentive based upon EPS).

2007 Annual Incentive Awards for Named Executive Officers

For fiscal 2007, the Compensation Committee, and with respect to our CEO, the independent directors of the Board, approved the financial measures and weighting, target incentives and the payouts, which also reflected an assessment of individual objectives, for the named executive officers as follows:

Named Executive Officer	Financial Measure and Weighting	Target Annual Incentive	Actual Annual Incentive Payment	Actual Payout Against Target
Howard L. Lance	• EPS 50% • Harris revenue 50%	$1,275,000	$1,550,000	122%
Gary L. McArthur	• EPS 50% • Harris revenue 50%	$ 255,000	$ 298,000	117%
Robert K. Henry	• EPS 20% • Segment revenue 40% • Segment operating income 40%	$ 400,000	$ 445,000	111%
Timothy E. Thorsteinson	• EPS 20% • Segment revenue 40% • Segment operating income 40%	$ 285,000	$ 232,000*	81%
Jeffrey S. Shuman	• EPS 50% • Harris revenue 50%	$ 240,000	$ 283,000	118%

* This payment amount does not give effect to the conversion and payment in Canadian dollars.

For fiscal 2007, the Harris EPS target used for the named executive officers, and the Harris revenue target, used for Messrs. Lance, McArthur and Shuman, were $2.61 and $4.0 billion, respectively. For Mr. Henry, the fiscal 2007 segment revenue and operating income measures were based upon the combined targets for the Government Communications Systems segment and the RF Communications segment, which targets were $2.99 billion for segment revenue and $570 million for segment operating income. Fiscal 2007 segment revenue and operating income targets for the Broadcast Communications segment, which were applicable to Mr. Thorsteinson, were $645 million for revenue and $82 million for operating income. These financial measures and targets represent internal measurements of performance, and while we make the calculations based upon our financial results calculated in accordance with generally accepted accounting principles in the United States ("GAAP") our results may be adjusted by the Compensation Committee to take into account items determined not to be reflective of normal, ongoing business operations. In making specific decisions on which items to include or exclude from our financial results the Compensation Committee has adopted guidelines, including that any adjustment must be objectively measurable under GAAP.

Our actual fiscal 2007 performance for the financial measures was: $3.43 for EPS; $4.2 billion for Harris revenue; $3.2 billion for combined revenue for the Government Communications Systems and the RF Communications segments, with combined operating income of $629 million; and $600 million revenue for the Broadcast Communications segment with operating income of $11.9 million. The Compensation Committee adjusted the EPS results from $3.43 downward to $2.79 to eliminate the impact of the gain on the combination of our former Microwave Communications Systems Division and Stratex Networks, Inc. and unforecasted charges for asset impairments, restructuring charges, severance costs, and acquisition- and combination-related costs. The Compensation Committee also adjusted the segment operating income results of the Broadcast Communications segment from $11.9 million to $41 million to eliminate unforecasted charges for such items as severance, facility exit and impairment of capitalized software.

An upward adjustment of 11% was made to Mr. Lance's calculated incentive amount based upon the Compensation Committee's recommendation to the independent members of the Board regarding Mr. Lance's performance against the following individual objectives established at the start of the fiscal year:

(1) technology development, transfer and commercialization; (2) execution of our international business plan; and (3) organization development including management depth, diversity and employee engagement/motivation.

Final fiscal 2007 annual incentive payments approved by the Compensation Committee for the other named executive officers were adjusted from 2% lower to 6% higher than the calculated amount resulting from adjusted performance results compared with financial targets. The adjustments made were based upon our CEO's recommendation as a result of his assessment of individual performance versus the pre-established individual objectives.

The annual cash incentive payouts in respect of fiscal 2007 also appear in the Summary Compensation Table on page 38 under the "Non-Equity Incentive Plan Compensation" column.

Long-Term Compensation — Equity Incentives and How Long-Term Compensation is Determined

We provide long-term incentives through a combination of stock options and performance share awards. The long-term compensation elements of our executive compensation program are designed to motivate our executives to focus on achievement of our long-term financial goals. Performance share grants motivate our executives to achieve our long-term financial goals and link such financial results with the performance of our stock over a three-year period. Under such grants, each new fiscal year begins a new three-year performance cycle for which the Compensation Committee establishes financial targets and award targets. Equity awards are also intended to retain executives, encourage share ownership and maintain a direct link between our executive compensation program and the value and appreciation in value of our stock. The total value of long-term compensation for our executive officers is typically set by reference to a multiple of such executive officers' base salary, which equity-based multiple is assessed using the CEO comparison group for our CEO and the composite of broad survey data for the other named executive officers.

For fiscal 2007, the Compensation Committee determined that 60% of the value of long-term incentive opportunity at the time of award would be allocated as stock options and 40% would be allocated as performance shares. The value of performance share awards was set by converting such value into a number of performance shares based upon our 60-day average stock price ending in mid-August 2006, several weeks in advance of the actual grant approved at the Compensation Committee's late-August 2006 meeting. In determining the number of options to be granted, the Compensation Committee derived an approximate value for each option using such 60-day average stock price and the Black-Scholes-Merton option-pricing model and then divided the target long-term incentive value to be delivered in the form of stock options by such option value.

Stock Options

Stock options directly align the interests of executives and shareholders as the options only result in gain to the recipient if our stock price increases above the exercise price of the options. In addition, options are intended to help retain key employees because they vest over a period of three years and, if not exercised, are forfeited if the employee leaves Harris before retirement, subject to limited exceptions discussed below.

The Compensation Committee, together with the independent directors of the Board in the case of our CEO, considers annual grants of stock options to our executive officers at the beginning of each fiscal year. Stock options granted to our named executive officers and other employees during fiscal 2007 were made pursuant to our Harris Corporation 2005 Equity Incentive Plan, which was approved by our shareholders in October 2005, and have the following terms:

- An exercise price equal to the closing price of our stock on the date of grant;
- Vest in installments of 50% on the first anniversary of the grant date, an additional 25% on the second anniversary and the final 25% on the third anniversary;
- Expire 7 years from the grant date; and
- Vesting accelerates upon a change in control or other events as discussed below.

A listing of the stock options granted to our named executive officers in fiscal 2007 appears in the Grants of Plan-Based Awards in Fiscal 2007 Table on page 40. For additional information relating to the terms and conditions of stock options, see the notes to the Outstanding Equity

Awards at 2007 Fiscal Year End Table on page 42.

Performance Share Awards

Financial measures for performance shares granted in fiscal 2007 covering the three-year performance period of fiscal 2007 through fiscal 2009 include the achievement of cumulative EPS for the three-year period and average return on invested capital against targets, weighted equally. We believe EPS and average return on invested capital encourage our executives to focus on improving earnings and capital management over the long-term and that these measures align with our objective of creating sustainable long-term value for our shareholders. The Compensation Committee also reviews our performance during the three-year period compared with companies included in the Standard and Poor's 500 and Midcap 400 indices and may adjust payouts up or down based on this review of our relative performance. The actual performance share award payout with respect to fiscal 2007 grants can range from 0% to 150% of the target number of performance shares. For additional information relating to the terms and conditions of performance shares, see the notes to the Grants of Plan-Based Awards in Fiscal 2007 Table on page 40.

For fiscal 2007, the Compensation Committee, and with respect to Mr. Lance, the independent directors of the Board, approved the grant of performance shares to our named executive officers for the three-year performance period covering fiscal years 2007 through 2009 as set forth in the Grants of Plan-Based Awards in Fiscal 2007 Table on page 40 and related notes.

In August 2007, the Compensation Committee, and for Mr. Lance, the independent directors of the Board, determined the payout of performance shares for the three-year performance period which began on July 1, 2004 and ended on June 29, 2007. Financial measures for awards made in fiscal 2005 for the three-year performance period of fiscal 2005 through fiscal 2007 were three-year cumulative EPS and average return on invested capital for each fiscal year of such period. Such measures were equally weighted. Actual EPS results for such period were adjusted by the Compensation Committee to eliminate the impact of the gain on the combination of our Microwave Communications Division and Stratex Networks, Inc., and unforecasted charges for asset impairments, restructuring charges, severance costs, and acquisition- and combination-related costs. These adjustments were made in accordance with the guidelines adopted by the Compensation Committee and discussed above. As a result, the three-year cumulative EPS financial measure on which performance was measured for purposes of the fiscal 2007 payout was $6.07, significantly higher than the $3.90 target set at the start of fiscal 2005. Actual average return on invested capital for such years was adjusted by the Compensation Committee for the same items as the three-year cumulative EPS. As a result, the average return on invested capital for the three years was 11.1%, or 120% higher than the 9.2% target set at the start of fiscal 2005. The Compensation Committee determined that such results were significantly above plan and that our top quartile EPS growth and second quartile return on invested capital performance compared to companies included in the Standard and Poor's 500 and Midcap 400 indices warranted a payout at 150% of target. See the Option Exercises and Stock Vested in Fiscal 2007 Table on page 44 and related notes for additional information regarding these payouts.

Restricted Stock

As part of long-term incentive compensation, the Compensation Committee may also grant shares of restricted stock primarily to facilitate retention and succession planning and as a mechanism to replace the value of equity awards that may have been forfeited as a result of leaving a former employer. The restrictions typically expire at the end of a three- to five-year period. The restrictions provide that the shares may not be sold or otherwise transferred, and the shares will be immediately forfeited in the event of the recipient's termination of employment for any reason other than death, disability or retirement. Such shares of restricted stock provide for the payment of cash dividend equivalents. For information related to restricted stock granted to our named executive officers, see the Outstanding Equity Awards at 2007 Fiscal Year End Table on page 42 and related notes.

Recovery of Executive Compensation

Our executive compensation program permits us to recover all or a portion of any performance-based compensation if our financial statements are restated as a result of errors, omissions or fraud. The amount to be recovered shall be the amount by which the affected compensation exceeded the amount that would have been payable had the financial statements been initially filed as restated, or any greater or lesser amount that the Compensation Committee shall determine. In no case shall the amount to be recovered be less than the amount required to be repaid or recovered as a matter of law. Recovery of such amounts by us would be in addition to any actions imposed by law, enforcement agencies, regulators or other authorities.

Change in Control Arrangements

Under our Annual Incentive Plan and equity incentive plans, upon a change in control and irrespective of employment status:

- annual incentive awards are fully earned and paid out promptly following the change in control at not less than the target level;
- all options immediately vest and become exercisable;
- all performance shares and performance share units are deemed fully earned and will be paid out at the end of the performance period, subject to accelerated pay-out or forfeiture in certain circumstances;
- all restricted shares immediately vest; and
- all restricted stock units immediately vest and will be paid immediately.

We believe that these payments following a change in control for annual incentive compensation and equity awards irrespective of employment status, a "single trigger," are appropriate due to the potential change in the nature and form of such compensation caused by a change in control and to ensure that participants are not deprived of benefits that they have earned or reasonably would expect to receive if a change in control did not occur. We believe that the potential for these payments is an important tool to align the interests of our shareholders and our executive officers, especially in periods when a change in control can occur. Based upon a review of broad survey data we also believe that immediate vesting and these potential payments are competitive and reasonable.

Information regarding severance payments and obligations to named executive officers for termination of employment following a change in control is set forth below in the "Change in Control Severance Agreements" section of this Compensation Discussion and Analysis and the "Potential Payments Upon Termination or Change in Control" section of this proxy statement.

Post-Employment Compensation

Severance Arrangements

As a general matter, most of our employees are "employees at-will" and only a limited number of our executive officers have contracts requiring us to pay amounts to them upon termination of employment. Mr. Lance's employment is governed by an employment letter agreement discussed below. If Mr. Thorsteinson's employment is involuntarily terminated without cause, he will be entitled to receive a lump sum severance payment equal to his then-current base salary plus an amount equal to the annual cash incentive paid to him for the prior fiscal year. Pursuant to his offer letter, Mr. Shuman is entitled to one year of severance benefits in the form of base salary and pro-rated incentive compensation in the event his employment is terminated other than for cause or performance reasons. While Messrs. McArthur and Henry do not have severance agreements, we have a long-standing practice of providing reasonable severance compensation for terminating an executive's employment other than for cause. The specific amount may be based upon the relevant circumstances, including the reason for termination, length of employment and other factors.

We also have a severance plan for all full-time, U.S.-based employees who are terminated as a result of a reduction-in-force. Amounts payable under this plan are based upon length of service.

Employment Agreement with our CEO

We are party to a letter agreement with Mr. Lance that provides for his continued employment as our CEO and president and his continued service as a director and the Chairman of the Board. The agreement provides for certain benefits in the event Mr. Lance's employment is terminated by us without "cause" or by Mr. Lance for "good reason" (as defined in the agreement). Obligations in the event of a termination following a change in control are governed by Mr. Lance's change in control severance agreement. The Compensation Committee and our independent directors approved Mr. Lance's agreement in the belief that such agreement assists in retaining Mr. Lance's valued service. In addition, Mr. Lance's agreement also binds Mr. Lance to certain non-compete, non-solicitation and confidentiality undertakings which are valuable to us.

Change in Control Severance Agreements

Each of our Board-elected corporate officers, including the named executive officers, is party to a change in control severance agreement with us. We believe that such agreements align the interests of our officers and shareholders during a period of an actual or rumored change in control and are also necessary in some cases to attract and retain executives. Under these agreements, our officers are provided with severance benefits in the event the officer's employment is terminated by us without "cause," or by the officer for "good reason," within two years following a change in control. These agreements are designed so that benefits are provided only if there is both a change in control and a termination of employment, a "double-trigger." Such severance benefits are designed to preserve the focus and productivity of our officers, avoid disruption and prevent attrition during a period of uncertainty. These agreements also are believed to make the objective assessment of a potential transaction that may be in our shareholders' best interests easier notwithstanding the potential negative impact of a transaction on an executive's future employment.

The Compensation Committee, with the assistance of a compensation consultant, annually reviews the terms of the current change in control severance agreement and potential compensation and payouts resulting from a potential change in control in light of competitive practices and market trends. The Compensation Committee has determined in its business judgment that the substantive terms of these severance agreements are competitive and reasonable. A gross-up for the excise tax imposed by the IRS on "parachute payments" is included as it is the Compensation Committee's intent to provide an officer with the compensation the officer expected to receive, absent the change in control, without reduction. All other applicable taxes remain the responsibility of the officer.

A description of the material terms of the change in control severance agreements, Mr. Lance's letter agreement, Mr. Thorsteinson's letter agreement and Mr. Shuman's offer letter, as well as a summary of potential payments upon termination or a change in control for our named executive officers, is set forth in the "Potential Payments Upon Termination or a Change in Control" section of this proxy statement.

Retirement Programs

Retirement Plan

We maintain a Retirement Plan, which is a tax-qualified, defined contribution retirement plan available to most of our U.S.-based employees. Subject to applicable Internal Revenue Code limits, employees may generally contribute up to 25% of eligible compensation, with named executive officers and other highly compensated employees limited to contributing 12% of eligible compensation. In addition, starting in fiscal 2008, employees generally may contribute up to 100% of profit sharing payments, subject to Internal Revenue Code limits. After one year (or, in certain cases, six months) of service we will make a matching contribution of up to 6% of eligible compensation.

Supplemental Executive Retirement Plan

To the extent contributions to the Retirement Plan are limited by the Internal Revenue Code, certain of our salaried employees, including the named executive officers other than Mr. Thorsteinson, are eligible to participate in our nonqualified, Supplemental Executive Retirement Plan ("SERP"). In addition, the Compensation Committee may, in its discretion, provide for the deferral of other compensation under the SERP, including equity awards.

The value of contributions to our named executive officers under our Retirement Plan and SERP are set forth in the Summary Compensation Table on page 38 under the "All Other Compensation" column and related notes. Additional information regarding the SERP and credits to accounts under our SERP are set forth in the "Nonqualified Deferred Compensation" section of this proxy statement beginning on page 45.

Profit Sharing Plan

We maintain a profit sharing plan available to most of our U.S.-based employees. Under this plan, if we are profitable, we will contribute a minimum of 2% to a maximum of 6% of an employee's eligible compensation into the Retirement Plan, or to the extent contributions are limited by the Internal Revenue Code, we will credit such amount to an account in the SERP.

For amounts of eligible compensation above the social security wage base, we will contribute up to an additional 5.7% of eligible compensation. Starting in fiscal 2008, participants will receive profit sharing payments in cash unless they elect to defer the payment.

Supplemental Pension Plan for Mr. Lance

In October 2006, we entered into an agreement to provide Mr. Lance with a defined retirement benefit. The Compensation Committee and independent directors of the Board determined in their business judgment to provide a supplemental retirement benefit to Mr. Lance because of the stage of his career during which he joined us and because he did not have a retirement benefit believed to be competitive with those of other chief executive officers. The intent of the plan is to provide sufficient funds so that Mr. Lance's annual retirement benefit in the aggregate, including our contributions to the Retirement Plan and SERP and benefits under the Social Security Act and retirement benefits from prior employment, equals 50% of his final annual base salary and annual cash incentive target at retirement following age 60. The terms of Mr. Lance's supplemental pension plan are believed to be competitive and result in a retirement benefit consistent with those provided to chief executive officers of our CEO comparison group. Additional information regarding Mr. Lance's supplemental pension plan is set forth in the Pension Benefits in Fiscal 2007 Table and related discussion on page 44.

Welfare and Other Benefits

We maintain welfare benefit programs for our U.S.-based employees, including medical and prescription coverage, dental and vision programs, short-term disability insurance, group life insurance, supplemental life insurance and dependent life insurance as well as customary vacation, leave of absence and other similar policies. Our executive officers are eligible to participate in these programs on the same basis as our other salaried employees. We also offer a long-term disability plan to all U.S.-based employees. The plan is self-insured and funded through employee contributions. The plan provides a benefit of 60% of eligible compensation before offsets for Social Security and other company or government provided disability benefits. Eligible compensation for the purposes of the long-term disability plan is limited to $225,000. For employees with eligible compensation in excess of $225,000, we provide an additional disability benefit of 50% of eligible compensation above $225,000 up to $800,000, for a maximum annual additional disability benefit of up to $287,500. We provide Mr. Lance a life insurance benefit at two and one-half times eligible compensation, subject to a limit of $10 million in coverage and also reimburse him for any federal income tax obligation resulting from this benefit.

Perquisites

We provide a limited number of perquisites to our Board-elected officers, including our named executive officers. The Compensation Committee annually reviews the types and values of the perquisites and believes perquisites provided in fiscal 2007 are reasonable, competitive and consistent with our overall compensation philosophy. Such perquisites generally consist of the following: reimbursement of the costs of tax preparation and financial planning services of up to $5,000 (or $10,000 in the case of our CEO) per year; reimbursement of the costs of estate planning services of up to $5,000 (or $10,000 in the case of our CEO) over a three-year period; relocation assistance; reimbursement of the costs of the initiation fees and ongoing dues in one approved social or country club; and personal use of company-owned aircraft for the CEO, and in very limited instances as approved by the CEO, other executives.

In consideration of the time demands on our CEO and to minimize and more effectively utilize his travel time, the Compensation Committee has authorized the personal use of the company aircraft by our CEO and his family when traveling with him. Such personal usage is subject to limits on the number of hours for personal usage which are set by the Compensation Committee and reviewed annually. In addition, our CEO is personally responsible for paying the tax on income imputed to him for personal use of the aircraft. Personal use of aircraft includes travel undertaken by our CEO to participate in outside board meetings, which is considered personal under SEC rules, but which we view as having a useful business purpose.

We also provide Mr. Thorsteinson a car allowance pursuant to the terms of his employment letter agreement.

These perquisites represent a small portion of the total compensation of each named executive officer. The dollar values ascribed to these perquisites are set forth in the Summary Compensation Table on page 38 under the "All Other Compensation" column and related notes.

Policies Relating to Our Common Stock

Stock Ownership Guidelines

To further promote ownership of shares by management and to more closely align management and shareholder interests, the Compensation Committee has established stock ownership guidelines for our executive officers. Executives are expected to own Harris stock having a minimum value, denominated as a multiple of their annual base salaries, which can be accumulated over a three-year period from the date of hire or promotion into an officer position.

The stock ownership guidelines are as follows:

- CEO — four times base salary;
- Other named executive officers — two times base salary;
- Other designated corporate officers — one times base salary.

Shares that count toward the stock ownership guidelines include shares owned outright or jointly by the executive, shares owned in our Retirement Plan, share equivalents represented by amounts deferred in the Harris stock fund account of our SERP, and restricted stock. Stock options and unearned performance shares do not count for the purpose of measuring compliance with the ownership guidelines. Executives age 62 or older are no longer subject to the guidelines. An annual review is conducted by the Compensation Committee to assess compliance with the guidelines. As of September 15, 2007, all named executive officers met their applicable ownership guidelines, or were on track to achieve their ownership guidelines within the applicable compliance timeframe.

Our Equity-Based Compensation Award Practices

The annual grant cycle for executive officer stock option grants and other equity awards typically occurs at the same time as decisions relating to salary increases and other annual cash incentive awards. This occurs at the start of each fiscal year, typically in late August, following the release of our financial results for the preceding fiscal year and the completion of the audit of our financial statements. The dates for the meetings at which such grants are typically made are set well in advance of such meetings, typically one year or more. For the past several years, the annual equity grant date for our eligible employees has occurred on the same date as the grant to executive officers. The Compensation Committee may also make grants of equity awards to executive officers at other times during the year due to special circumstances, such as new hires or promotions. We do not reprice options and if our stock price declines after the grant date, we do not replace options. We do not seek to time equity grants to take advantage of information, either positive or negative, about Harris that has not been publicly disclosed. The exercise price of options is the closing market price of our common stock on the date of grant or, if the grant is made on a weekend or holiday, the closing market price of our common stock on the prior business day. Our Compensation Committee or Board also has the discretion to set the exercise price of options higher than the closing market price of our common stock on the date of grant.

In June 2007, the Compensation Committee approved a formal policy on equity grant practices. The policy re-affirms many of our current equity grant practices and also provides that the grant date of equity awards made outside of the annual grant cycle, whether for promotions, recognition or for new hires, shall be the first trading day of the month following the promotion, recognition or hire date, provided if such trading day is during a "quiet period" under our insider trading policy, the grant will be made on the first trading day following the end of such period.

Insider Trading Policy

Our insider trading policy prohibits directors, employees and certain of their family members from purchasing or selling any type of security, whether issued by us or another company, while aware of material non-public information relating to the issuer of the security or from providing such material non-public information to any person who may trade while aware of such information. This policy also prohibits directors and employees from engaging in short sales with respect to our securities, or entering into puts, calls or other "derivative" transactions with respect to our securities. We also have procedures that require trades by directors and executive officers to be pre-cleared by appropriate Harris personnel.

Tax and Accounting Considerations

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally prohibits a public company from deducting compensation paid in any year to named executive officers in excess of $1 million. Certain compensation is specifically exempt from the deduction limit to the extent it is "performance-based." In evaluating whether to structure executive compensation components as performance-based and thus, tax deductible, the Compensation Committee considers the net cost to us, and its ability to effectively administer executive compensation in the long-term interest of shareholders. Stock option grants and performance share awards made to executive officers under our equity incentive plans and cash payments under our Annual Incentive Plan are structured generally to be fully deductible under Section 162(m). The Compensation Committee believes, however, that it is important to preserve the flexibility in administering compensation programs in a manner designed to promote corporate goals. Accordingly, the Compensation Committee from time to time has approved elements of compensation that were consistent with the objectives of our executive compensation program, but that may not be fully deductible. For example, grants of restricted stock or restricted stock units are not performance-based under Section 162(m) and, in certain instances, deductibility of such compensation may be limited.

Section 409A of the Internal Revenue Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the law with respect to the timing of deferral elections, timing of payments and certain other matters. In general, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees so that they are either exempt from, or satisfy the requirements of, Section 409A. We believe we are currently operating such plans in compliance with Section 409A. Pursuant to recently published final regulations, we may be required to amend some of our plans and arrangements to make them either exempt from, or comply with, Section 409A.

Accounting for Share-Based Compensation

Before we grant share-based compensation awards, we consider the accounting impact of the award as structured and other scenarios in order to analyze the expected impact of the award.

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE REPORT

The following Report of the Management Development and Compensation Committee does not constitute soliciting material and the Report should not be deemed filed or incorporated by reference into any other previous or future filings by Harris under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Harris specifically incorporates this Report by reference therein.

The Compensation Committee has reviewed and discussed with management the "Compensation Discussion and Analysis" section of this proxy statement. Based on its review and discussion, the Compensation Committee has recommended to the Board and the Board has approved, that this Compensation Discussion and Analysis be included in this proxy statement for the 2007 Annual Meeting of Shareholders and incorporated by reference in Harris' Annual Report on Form 10-K for the fiscal year ended June 29, 2007.

Submitted on September 11, 2007 by the Management Development and Compensation Committee of the Board of Directors.

Stephen P. Kaufman, Chairperson
Terry D. Growcock
Karen Katen
Dr. James C. Stoffel

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of our named executive officers for the fiscal year ended June 29, 2007. The named executive officers are our CEO, our Chief Financial Officer, and our three other most highly compensated executive officers based upon their total compensation as reflected in the table below (reduced by the amount in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column).

Name and Principal Position	Year	Salary $ (1)	Bonus $	Stock Awards $ (2)	Option Awards $ (3)	Non-Equity Incentive Plan Compensation $ (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings $ (5)	All Other Compensation $ (6)	Total $
Howard L. Lance Chairman, President and Chief Executive Officer	2007	$945,673	$ 0	$1,736,028	$1,758,445	$ 1,550,000	$640,000	$ 656,586	$7,286,732
Gary L. McArthur Vice President and Chief Financial Officer	2007	$369,615	$ 0	$ 381,993	$ 244,773	$ 298,000	$ 0	$ 111,376	$1,405,757
Robert K. Henry Executive Vice President and Chief Operating Officer	2007	$491,346	$ 0	$ 739,363	$ 465,663	$ 445,000	$ 0	$ 185,658	$2,327,030
Timothy E. Thorsteinson(7) President, Broadcast Communications Division	2007	$474,042	$ 0	$ 521,953	$ 228,719	$ 272,411	$ 0	$ 1,072,913	$2,570,038
Jeffrey S. Shuman Vice President, Human Resources and Corporate Relations	2007	$350,673	$ 0	$ 542,037	$ 234,597	$ 283,000	$ 0	$ 52,355	$1,462,662

(1) The "Salary" column reflects the base salary for each of our named executive officers, including salary increases effective in September 2006. The amounts shown include any portion of base salary deferred and contributed by the named executive officers to our Retirement Plan or our SERP. See the Nonqualified Deferred Compensation Table on page 47 and related notes for information regarding contributions by the named executive officers to the SERP.

(2) Amounts shown under the "Stock Awards" column reflect the expense recognized by us for financial statement reporting purposes in accordance with FAS 123R for fiscal 2007 with respect to performance shares, performance share units, restricted stock or restricted stock units. Under FAS 123R, the fair value of such stock awards is determined as of the date of grant using our closing market price on the date of grant, and that amount is amortized by us ratably in monthly increments over the vesting period. Amounts shown reflect the partial amortization of grants made in fiscal 2007 as well as the partial amortization of stock awards granted in prior years which were not yet fully vested. The assumptions used for the valuations are set forth in Note 14 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended June 29, 2007. Pursuant to SEC rules, we disregarded the estimates of forfeitures related to service-based vesting conditions. See the Grants of Plan-Based Awards in Fiscal 2007 Table on page 40 and related notes and the "Compensation Discussion and Analysis" for information with respect to stock grants made in fiscal 2007 and the Outstanding Equity Awards at 2007 Fiscal Year End Table on page 42 and related notes for information with respect to stock grants made prior to fiscal 2007. Amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by the named executive officers.

(3) Amounts shown under the "Option Awards" column reflect the expense recognized by us for financial statement reporting purposes in accordance with FAS 123R for fiscal 2007 with respect to stock options granted to named executive officers. Amounts shown reflect partial amortization of stock option grants made in fiscal 2007 as well as the partial amortization of stock options granted in prior years which were not fully vested. We recognized expense ratably in monthly increments over the three-year vesting period. The assumptions used for the valuations are set forth in Note 14 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended June 29, 2007. Pursuant to SEC rules, we disregarded the estimates of forfeitures related to service-based vesting conditions. See the Grants of Plan-Based Awards in Fiscal 2007 Table on page 40 and related notes and "Compensation Discussion and Analysis" for information with respect to options granted in fiscal 2007 and the Outstanding Equity Awards at 2007 Fiscal Year End Table on page 42 and related notes for information with respect to options granted prior to fiscal 2007. These amounts reflect our accounting for these stock option grants and do not correspond to the actual values that may be recognized by the named executive officers.

(4) Amounts shown under the "Non-Equity Incentive Plan Compensation" column represent cash amounts under our Annual Incentive Plan for services performed in fiscal 2007. These amounts were determined by our independent directors, in the case of Mr. Lance, and the Compensation Committee, in the case of the other named executive officers, in August 2007 and paid shortly thereafter. The amounts shown include any portion of such payments deferred and contributed by our named executive officers to our Retirement Plan or our SERP. For additional information about our Annual Incentive Plan and these payouts see the "Compensation Discussion and Analysis" and the Grants of Plan-Based Awards in Fiscal 2007 Table on page 40 and related notes.

(5) Represents an estimate of the present value of Mr. Lance's accumulated benefit as of June 29, 2007 under his Supplemental Pension Plan which was entered into in October 2006. For additional information regarding Mr. Lance's Supplemental Pension Plan, see the Pension Benefits in Fiscal 2007 Table on page 44 and related notes and the "Compensation Discussion and Analysis." There were no preferential or above-market earnings on amounts of compensation deferred by our named executive officers.

(6) The following table describes the components of the "All Other Compensation" column.

All Other Compensation Table

Name	Year	Insurance Premiums (a)	Tax Reimbursement Payments (Gross-Up) (b)	Company Contributions to Retirement Plan (c)	Company Credits to SERP (nonqualified) (d)	Perquisites and Other Personal Benefits (e)	Change in Control Related Payment (f)	Total
Howard L. Lance	2007	$ 11,072	$ 7,154	$ 27,264	$ 484,704	$ 126,392	$ 0	$ 656,586
Gary L. McArthur	2007	$ 2,028	$ —	$ 24,568	$ 77,497	$ 7,283	$ 0	$ 111,376
Robert K. Henry	2007	$ 2,894	$ —	$ 27,313	$ 139,258	$ 16,193	$ 0	$ 185,658
Timothy E. Thorsteinson	2007	$ 2,338	$ 170,845	$ 20,720	$ 0	$ 29,010	$850,000	$ 1,072,913
Jeffrey S. Shuman	2007	$ 1,930	$ 15	$ 9,297	$ 34,608	$ 6,505	$ 0	$ 52,355

(a) Amounts shown reflect the dollar value of the premiums paid by us on life insurance for the named executive officers under our broad-based group basic life insurance benefit. For Mr. Lance, it also reflects the premiums paid for his life insurance benefit which is two and one-half times his eligible compensation, subject to a limit of $10 million of coverage. Eligible compensation consists of annual base salary plus his then current annual incentive award at target.

(b) For Mr. Lance, this amount consists of tax reimbursement for imputed income in respect of his life insurance benefit described in note (a) above. For Mr. Thorsteinson, this amount consists of tax reimbursement in recognition of higher income tax rates applicable to him in Canada. For Mr. Shuman, this amount consists of tax reimbursement for imputed income in respect of relocation expenses that were invoiced and paid during fiscal 2007.

(c) Amounts shown reflect company contributions under our Retirement Plan, which is a tax-qualified, defined contribution plan. Mr. Thorsteinson's amount reflects company contributions under the Deferred Profit Sharing Plan of Leitch Technology Corporation ("Leitch"), which is a tax-qualified plan for our Canadian-based operations.

(d) Amounts shown reflect company credits to the named executive officers' account under the SERP, which is a nonqualified, defined contribution retirement plan. For additional information regarding the SERP, see the Nonqualified Deferred Compensation Table on page 47 and related notes.

(e) Perquisites and other personal benefits provided to the named executive officers were as follows: Mr. Lance — $102,275 for personal use of company aircraft, $17,852 for tax and financial counseling and estate planning services and $6,265 for club membership dues; Mr. McArthur — $7,283 for club membership dues; Mr. Henry — $10,000 for tax and financial counseling and estate planning services and $6,193 for club membership dues; Mr. Thorsteinson — $15,238 for club membership dues and $13,772 for a car allowance; and Mr. Shuman — $3,750 for tax and financial counseling and estate planning services, $1,726 for club membership dues and $1,029 for relocation assistance.

The incremental cost to Harris of personal use of the company aircraft is calculated based on the average variable operating costs to Harris. Variable operating costs include fuel, maintenance, weather-monitoring, on-board catering, trip-related hangar/parking, landing/ramp fees and other miscellaneous variable costs. The total annual variable costs are divided by the annual number of miles the Harris aircraft flew to derive an average variable cost per mile. This average variable cost per mile is then multiplied by the miles flown for personal use to derive the incremental cost. The methodology excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, purchase costs of the aircraft and non-trip related hangar expenses. The benefit associated with personal use of the Harris aircraft is imputed as income to Mr. Lance at "Standard Industry Level" rates and Mr. Lance does not receive any gross-up for payment of taxes for such imputed income.

As noted above, we also offer additional long-term disability to employees with eligible compensation in excess of $225,000. Because we self-insure this benefit, there is no incremental cost reflected for the named executive officers.

Certain Harris-related events may include meetings and receptions with our clients, executive management or Board attended by the named executive officer and a spouse or guest. If the Harris aircraft is used and a spouse or guest travels with the named executive officer, no amounts are included because there is no incremental cost to Harris. We also have Harris-purchased tickets to athletic or other events generally for business purposes. In limited instances, executives, including our named executive officers, may have personal use of Harris-purchased event tickets. No amounts are included because there is no incremental cost to Harris of such personal use. For a description of perquisites and other personal benefits provided to our named executive officers, see the "Compensation Discussion and Analysis" section of this proxy statement.

(f) The amount shown for Mr. Thorsteinson was a lump sum change in control related payment made in October 2006 pursuant to the Letter Agreement between Mr. Thorsteinson and Leitch entered into on August 31, 2005 in connection with our acquisition of Leitch. We completed the acquisition of Leitch on October 25, 2005 and Leitch became our wholly-owned subsidiary.

(7) Mr. Thorsteinson's base salary, non-equity incentive plan compensation and certain compensation expressed in the "All Other Compensation" column were paid in Canadian dollars. The amounts reported have been converted to U.S. dollars using the average exchange rate for our fiscal year 2007 of 1.13 Canadian dollars for each U.S. dollar as quoted by Bloomberg L.P.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2007

The following table provides information about cash and equity incentive compensation awarded to our named executive officers in fiscal 2007, including: (1) the grant date of equity awards; (2) the range of possible cash payouts under our Annual Incentive Plan for fiscal 2007 performance; (3) the range of performance shares that may be earned in respect of the fiscal 2007 to fiscal 2009 performance period; (4) restricted stock units granted to Mr. Thorsteinson; (5) the number and exercise price of stock option grants; and (6) the grant date fair value of the performance shares, performance share units, restricted stock units and stock options computed under FAS 123R.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards ($/Share) (5)	Grant Date Fair Value of Stock and Option Awards ($) (6)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Howard L. Lance	—	$828,750	$1,275,000	$2,550,000							
	8/26/2006				—	37,200	55,800	—			$1,630,104
	8/26/2006								155,000	$ 43.82	$1,787,150
Gary L. McArthur	—	$165,750	$ 255,000	$ 510,000							
	8/25/2006				—	7,400	11,100	—			$ 324,268
	8/25/2006								31,000	$ 43.82	$ 357,430
Robert K. Henry	—	$248,000	$ 400,000	$ 800,000							
	8/25/2006				—	12,200	18,300	—			$ 534,604
	8/25/2006								51,000	$ 43.82	$ 588,030
Timothy E. Thorsteinson	—	$176,700	$ 285,000	$ 570,000							
	8/25/2006				—	6,200	9,300				$ 271,684
	8/25/2006							5,200			$ 227,864
	8/25/2006								26,000	$ 43.82	$ 299,780
Jeffrey S. Shuman	—	$156,000	$ 240,000	$ 480,000							
	8/25/2006				—	6,900	10,350	—			$ 302,358
	8/25/2006								29,000	$ 43.82	$ 334,370

(1) The "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column shows the range of possible cash payouts under our Annual Incentive Plan in respect of fiscal 2007 performance. If performance is below threshold then no amounts will be paid. Amounts actually earned in respect of fiscal 2007 were determined by our independent directors, in the case of Mr. Lance, and the Compensation Committee, in the case of the other named executive officers, in August 2007 and paid shortly thereafter and are reported under the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table on page 38. For additional information related to the annual cash incentive awards, including performance targets, measures and weighting, see the "Compensation Discussion and Analysis" section of this proxy statement.

(2) The "Estimated Future Payouts Under Equity Incentive Plan Awards" column shows the range of performance shares, or for Mr. Thorsteinson, performance share units, that may be earned in respect of performance shares or performance share units granted under our 2005 Equity Incentive Plan in fiscal 2007 for the three-year performance period covering fiscal years 2007 through 2009. The number of shares or units which will be earned by each named executive will range from 0% to a maximum of 150% of the target number of performance shares or performance share units and will be based upon the achievement of cumulative EPS for the three-year period and average return on invested capital against target. There is no threshold level for a payout of performance shares or performance share units. For additional information related to the performance measures, targets and weighting, see the "Compensation Discussion and Analysis" section of this proxy statement. During the performance period, cash dividend equivalent payments are paid in an amount equal to dividends paid on our common stock. An executive must remain employed with us through the last day of the performance period to earn an award, although a pro-rata portion of the award will be earned if employment terminates in the case of death, disability or retirement after age 55 with ten or more years of full-time service, or involuntary termination of the executive other than for misconduct or cause. See the "Potential Payments Upon Termination or a Change in Control" section of this proxy statement for the treatment of performance shares and performance share units in these situations and upon a change in control.

(3) The "All Other Stock Awards: Number of Shares of Stock or Units" column shows the restricted stock units granted to Mr. Thorsteinson on August 25, 2006 that will vest on August 25, 2009, provided Mr. Thorsteinson is still employed by us on such date. Dividend equivalents are paid in cash on these restricted stock units in an amount equal to dividends paid on our common stock. In the case of death or disability, a pro-rata portion of the award will vest. Upon a change in control, these restricted stock units will immediately vest. Upon vesting, these restricted stock units will be paid out in shares of our common stock.

(4) The "All Other Option Awards: Number of Securities Underlying Options" column shows the number of stock options granted to our named executive officers during fiscal 2007. These options vest 50% on the first anniversary of the grant date, an additional 25% on the second anniversary and the final 25% on the third anniversary. In the event of a change of control, these options will immediately vest and become exercisable. These stock options expire no later than seven years from the date of

grant. For additional information related to the terms and conditions of the stock options granted by us, see the Outstanding Equity Awards at 2007 Fiscal Year End Table on page 42 and related notes.

(5) The "Exercise or Base Price of Option Awards" column shows the exercise price for the stock options granted, which was the closing market price of Harris common stock on Friday August 25, 2006. The grant to Mr. Lance was recommended by the Compensation Committee on Friday, August 25, 2006 and approved by our independent directors on Saturday, August 26, 2006, using the closing market price on Friday, August 25, 2006.

(6) The "Grant Date Fair Value of Stock and Option Awards" column shows the full grant date fair value of the performance shares and performance share units (at target), restricted stock units and stock options granted to the named executive officers in fiscal 2007. The grant date fair value of the stock and option awards is determined under FAS 123R and represents the amount we would expense in our financial statements over the entire vesting schedule for the awards. In accordance with SEC rules, the amounts in this column reflect the actual FAS 123R accounting cost without reduction for estimates of forfeitures related to service-based vesting conditions. For performance shares, performance share units and restricted stock units, the grant date fair value is based on a grant price of $43.82, the closing market price of Harris common stock on Friday, August 25, 2006. The assumptions used for determining values are set forth in Note 14 to our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended June 29, 2007. These amounts reflect our accounting for these grants and do not correspond to the actual values that may be recognized by the named executive officers.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL YEAR END

The following table provides information regarding outstanding unexercised stock options and unvested stock awards held by each of our named executive officers as of June 29, 2007. Each grant of options or unvested stock awards is shown separately for each named executive officer. The vesting schedule for each award of options is shown in the footnotes following this table based on the option grant date.

	Option Awards						Stock Awards			
									Equity Incentive Plan Awards:	
Name	Option Grant Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) (4)	Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($) (5)
Howard L. Lance	2/13/2004(6)	26,793	0	—	$24.40	1/20/2013	—	—	63,000	$3,436,650
	8/28/2004	75,000	75,000		$24.00	8/28/2011			55,800	$3,043,890
	9/22/2004(6)	55,518	0		$26.86	8/22/2013			118,800	$6,480,540
	9/22/2004(6)	12,210	0		$26.86	1/20/2013				
	8/27/2005	87,500	87,500		$37.19	8/27/2012				
	8/26/2006	0	155,000		$43.82	8/26/2013				
		257,021	317,500							
Gary L. McArthur	8/22/2003	20,000	0	—	$16.28	8/22/2013	10,000	$ 545,500	7,200	$ 392,760
	8/27/2004	18,000	6,000		$24.00	8/27/2011			11,100	$ 605,505
	8/26/2005	10,000	10,000		$37.19	8/26/2012			18,300	$ 998,265
	8/25/2006	0	31,000		$43.82	8/25/2013				
		48,000	47,000							
Robert K. Henry	8/27/2004	37,500	12,500	—	$24.00	8/27/2011	50,000	$2,727,500	17,250	$ 940,988
	8/26/2005	23,800	23,800		$37.19	8/26/2012			18,300	$ 998,265
	8/25/2006	0	51,000		$43.82	8/25/2013			35,550	$1,939,253
		61,300	87,300							
Timothy E. Thorsteinson	10/28/2005(7)	15,000	15,000	—	$40.17	10/28/2012	20,000	$1,091,000	10,500	$ 572,775
	8/25/2006	0	26,000		$43.82	8/25/2013	5,200	$ 283,660	9,300	$ 507,315
		15,000	41,000				25,200	$1,374,660	19,800	1,080,090
Jeffrey S. Shuman	8/15/2005(8)	8,667	17,333	—	$37.32	8/15/2012	18,000	$ 981,900	12,750	$ 695,513
	8/25/2006	0	29,000		$43.82	8/25/2013			10,350	$ 564,593
		8,667	46,333						23,100	$1,260,105

(1) All options granted are nonqualified stock options. The exercise price for all grants is the closing price of a share of our common stock on the date of grant except that grants made to Mr. Lance by the independent directors of the Board on 8/28/2004, 8/27/2005 and 8/26/2006 are annual grants made on a Saturday using the closing stock price on the prior business day in accordance with the terms of our equity incentive plans. The exercise price may be paid in cash and/or shares of our common stock, or an option holder may use "broker assisted cashless exercise" procedures. In the event of death while employed, options shall immediately become fully vested and shall be exercisable for up to twelve months following the date of death. In the event of disability while employed, options shall continue to vest in accordance with the vesting schedule and be exercisable until the regularly scheduled expiration date. In the event of retirement after age 62 with ten or more years of service, options shall continue to vest and be exercisable until the regularly scheduled expiration date. In the event of retirement before age 62, but after age 55 with ten or more years of service, options shall cease vesting and options exercisable at the time of such retirement will continue to be exercisable until the regularly scheduled expiration date. In the event of termination of employment of an option holder by us other than for misconduct or cause, options shall cease vesting and vested options may be exercised until the sooner of three months of such termination or the regularly scheduled expiration date. If an option holder's employment is terminated by us for misconduct or cause or if the option holder resigns or otherwise terminates employment, all listed options are immediately terminated. In the event of a change in control, outstanding options immediately vest and become exercisable.

The following table details the vesting schedule for stock option grants based upon the grant date. In general, options granted on or after 8/27/04 expire seven years from the date of grant. Options granted prior to 8/27/04 expire ten years from the date of grant.

Option Grant Dates	Option Vesting Dates		
	50%	75%	100%
8/22/2003	8/22/2004	8/22/2005	8/22/2006
2/13/2004*	—	—	8/13/2004
8/27/2004	6/30/2005	8/27/2006	8/27/2007
8/28/2004	6/30/2005	8/28/2006	8/28/2007
9/22/2004*	—	—	3/22/2005
8/26/2005	6/30/2006	6/30/2007	8/26/2008
8/27/2005	6/30/2006	6/30/2007	8/27/2008
10/28/2005	10/28/2006	10/28/2007	10/28/2008
8/25/2006	8/25/2007	8/25/2008	8/25/2009
8/26/2006	8/26/2007	8/26/2008	8/26/2009
	33 ⅓%	66 ⅔%	100%
8/15/2005	8/15/2006	8/15/2007	8/15/2008

* See footnote 6 below.

(2) For Messrs. McArthur, Henry and Shuman, these are grants of restricted stock. For Mr. Thorsteinson, these are grants of restricted stock units which are payable in shares upon vesting. We granted Mr. McArthur an award of 10,000 restricted shares on August 27, 2004, which award vested on August 27, 2007. We granted Mr. Henry an award of 50,000 restricted shares on February 28, 2003, which award vests on February 28, 2008, provided Mr. Henry is employed by Harris on such date. Mr. Henry has elected to defer payout of these restricted shares upon vesting under the terms of our SERP. We granted Mr. Thorsteinson 20,000 restricted stock units on October 28, 2005, the business day following our acquisition of Leitch, which units vest on October 28, 2008, provided Mr. Thorsteinson is employed by us on such date. We also granted Mr. Thorsteinson 5,200 restricted stock units on August 25, 2006, which units vest on August 25, 2009, provided Mr. Thorsteinson is employed by us on such date. We granted Mr. Shuman an award of 27,000 restricted shares on his August 15, 2005 hire date. Mr. Shuman's award of restricted shares vests in three equal annual installments from the grant date provided Mr. Shuman is employed by us on such dates. During the restricted period of restricted stock, the holder may exercise full voting rights, but may not sell, exchange, assign, transfer, pledge or otherwise dispose of such shares. Dividend equivalents are paid in cash on shares of restricted stock and restricted stock units in an amount equal to the dividend payments on our common stock. Upon death, disability or retirement prior to full vesting, awards of restricted stock or restricted stock units will be pro-rated based upon the number of months worked during the restricted period. Upon a change in control, restricted stock and restricted stock units will immediately vest. Upon vesting of restricted stock units the holder will receive an equivalent number of shares of our common stock.

(3) The market value shown was determined by multiplying the number of shares or units of stock that have not vested by the $54.55 closing market price of Harris common stock on June 29, 2007.

(4) These amounts represent the number of performance shares or performance share units (for Mr. Thorsteinson) granted (a) in fiscal 2006 with a three-year performance period covering fiscal years 2006 through 2008 and (b) granted in fiscal 2007 with a three-year performance period covering fiscal years 2007 through 2009. Because the end of the performance period for performance share awards granted in fiscal 2005 to Messrs. Lance, McArthur and Henry was June 29, 2007, these performance shares are not included in this Outstanding Equity Awards at 2007 Fiscal Year End Table and are included in the Option Exercises and Stock Vested in Fiscal 2007 Table on page 44 under the "Stock Awards" column. The number of performance shares and performance share units and related values as of June 29, 2007 represent the maximum possible award payout, not the award that was granted at target. We are required by SEC rules to report these amounts in this manner if the previous fiscal year's performance exceeded the target performance. The maximum represents 150% of the award at target. Actual results may cause our named executive officers to earn fewer performance shares or performance share units. All performance shares and performance share units provide for the payment of cash dividend equivalents in an amount equal to the dividend payments on our common stock. For more information regarding performance shares and performance share units, see the Grants of Plan-Based Awards in Fiscal 2007 Table on page 40 and related notes and the "Compensation Discussion and Analysis" section of this proxy statement.

(5) The market value shown was determined by multiplying the number of unearned performance shares or performance share units (at maximum) by the $54.55 closing market price of Harris common stock on June 29, 2007.

(6) Prior to December 31, 2004, if shares of our common stock were delivered by an option holder in payment of the exercise price of stock options, we granted a Restoration Stock Option ("RSO") to such holder equal to the number of shares used to pay the exercise price of such stock option. These options are RSOs granted to Mr. Lance upon his exercise of options and payment of the exercise price with shares of our common stock. Such RSOs became exercisable six months after the date of grant and have an exercise price equal to the fair market value on the grant date and expire on the expiration date of the original underlying options. Effective December 31, 2004, we discontinued granting RSOs upon the exercise of options.

(7) These stock options were granted to Mr. Thorsteinson on the business day following our acquisition of Leitch.

(8) These stock options were granted to Mr. Shuman on his August 15, 2005 hire date.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2007

The following table provides information for each of our named executive officers regarding (1) stock option exercises during fiscal 2007, including the number of shares acquired upon exercise and the value realized, and (2) the number of shares acquired upon the vesting of stock awards during fiscal 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(2)
Howard L. Lance	100,000	$3,208,250	60,000(3)	$ 3,273,000(3)
Gary L. McArthur	44,394	$1,275,462	12,000(3)	$ 654,600(3)
Robert K. Henry	198,482	$5,343,473	24,000(3)	$ 1,309,200(3)
Timothy E. Thorsteinson	0	$ 0	0	$ 0
Jeffrey S. Shuman	0	$ 0	9,000(4)	$ 407,970(4)

(1) The value realized upon the exercise of stock options is the difference between the exercise price and the closing market price of our common stock on the date of exercise for each option. The value realized was determined without considering any taxes that were owed upon exercise. Mr. Henry surrendered 121,811 shares of our common stock to pay the exercise price of the stock options he exercised and related tax withholding obligations.

(2) Upon the vesting and release of performance shares or restricted stock, shares are surrendered to satisfy income tax withholding requirements. The amounts shown and value realized do not give effect to the surrender of shares to cover such tax withholding obligations.

(3) For Messrs. Lance, McArthur and Henry, the stock awards that vested in fiscal 2007 are the performance share awards granted in fiscal 2005 with a three-year performance period of fiscal 2005 through fiscal 2007. The final number of shares awarded was determined by the independent directors of the Board, in the case of Mr. Lance's award, and the Compensation Committee, in the case of Mr. McArthur's and Mr. Henry's awards, in August 2007 following the release of our earnings for fiscal 2007. The final number of shares earned was 150% of the target number of performance shares originally granted in fiscal 2005 and was earned based upon cumulative EPS and average return on invested capital. The value realized was determined by multiplying the number of performance shares that vested by the $54.55 closing market price of Harris common stock on June 29, 2007. For additional information with respect to the payout for performance share awards with a performance period covering fiscal year 2005 through fiscal year 2007, see the "Compensation Discussion and Analysis" section of this proxy statement.

(4) On August 15, 2005, in connection with his hiring, we granted Mr. Shuman an award of 27,000 shares of restricted stock, which vests in three equal annual installments beginning August 15, 2006. The stock awards that vested in fiscal 2007 consisted of the first annual installment. The value realized was determined by multiplying the number of shares of restricted stock by the $45.33 closing market price of Harris common stock on the August 15, 2006 vesting date.

PENSION BENEFITS IN FISCAL 2007

As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, in October 2006 we entered into a Supplemental Pension Plan for Mr. Lance. The following table sets forth information about Mr. Lance's Supplemental Pension Plan, including the estimated present value of the accumulated benefit. We do not provide any other defined benefit plans to our U.S.-based employees or any of our named executive officers.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefits (1)	Payments During Last Fiscal Year
Howard L. Lance	Supplemental Pension Plan for Howard L. Lance	4.4	$ 640,000	$0

(1) The present value of Mr. Lance's accumulated Supplemental Pension Plan benefit is estimated as of June 29, 2007, and is based on the assumptions set forth below. No pre-retirement mortality is assumed nor is expected future salary growth reflected. Benefits are assumed to accumulate ratably from the October 27, 2006 effective date of the Supplemental Pension Plan to the date Mr. Lance becomes eligible for an early retirement benefit, which is January 5, 2013. For fiscal 2007, a partial year accrual is shown, consistent with the period the plan was in effect. Current account balances attributable to Harris contributions to the Retirement Plan and SERP, which are offsets to Mr. Lance's pension benefit, are assumed to accumulate with interest only at 7% annually to age 60. Benefit payments are assumed to commence at the earliest unreduced retirement age, which is age 60,

and Mr. Lance's account balances in our Retirement Plan and SERP are converted to an actuarially equivalent single life annuity based upon an interest rate of 7% and the 1994 Group Annuity Reserving table (unisex). Social Security and prior employer retirement benefits, which are also offsets to Mr. Lance's pension benefit, are reduced on an actuarially equivalent basis based on an interest rate of 7% and the 1994 Group Annuity Reserving table (unisex) for the period from the age 60 normal retirement age under the Supplemental Pension Plan to the payment age under the Social Security and prior employer retirement benefits. The present value of benefits is discounted with interest only using a 6.10% discount rate for periods before Mr. Lance's age 60, and with interest (at 6.10%) and assumed mortality (using 1994 Group Annuity Reserving table (unisex)) for periods after Mr. Lance's age 60.

Additional Information Related To Mr. Lance's Supplemental Pension Plan

The Supplemental Pension Plan for Mr. Lance provides a target annual retirement benefit of 50% of his final annual base pay and annual cash target incentive payable at age 60 (with 0.5% reductions for each month the benefit begins before age 60), offset by benefits payable under our Retirement Plan or SERP attributable to company contributions or credits and earnings thereon, Social Security benefits, and certain benefit plans of Emerson Electric Co. (one of Mr. Lance's prior employers). All benefits are expressed as single life annuities payable at age 60, although other actuarially equivalent annuity forms can be elected, and the plan's early retirement factors are applied as appropriate.

If Mr. Lance (1) voluntarily terminates his employment, (2) is terminated for cause before January 5, 2013, (3) dies before his benefits begin, or (4) does not comply with the non-compete and non-solicitation provisions, then no benefits will be payable under the plan.

If Mr. Lance's employment is terminated by Harris without cause or by Mr. Lance for good reason, or he becomes disabled prior to January 5, 2013, or is terminated as a result of a change in control, the plan provides for a final pay benefit of 4% for each year of service, reduced for commencement before age 60, and offset by the amounts referred to above and, in the case of disability, also offset by any company-sponsored, long-term disability plan benefits. If Mr. Lance's employment is terminated by Harris without cause or by Mr. Lance for good reason, he will be credited with two additional years of service. If Mr. Lance's employment is terminated as a result of a change in control, he will be credited with three additional years of service and if such change in control occurs after he is age 54, the reduction for commencement before age 60 will not apply. In no case will his annual benefit under the plan exceed 50% of his final annual base salary and annual cash incentive target at his employment termination date.

The plan shall at all times be unfunded such that benefits shall be paid solely from our general assets and/or an irrevocable rabbi trust to be established by us, and Mr. Lance and/or his surviving spouse shall have only the rights of a general unsecured creditor of Harris with respect to any rights under the plan. On the earlier of Mr. Lance's employment termination date or the date of a change in control, we are required to establish an irrevocable rabbi trust and contribute to the trust cash or other assets in an amount equal to the actuarially equivalent present value of (1) the total benefits expected to be paid to Mr. Lance and his beneficiaries under the plan plus (2) the trust administration and trustee fees and expenses.

NONQUALIFIED DEFERRED COMPENSATION

Retirement Plan

We maintain a Retirement Plan, which is a tax-qualified, 401(k) defined contribution retirement plan available to most of our U.S.-based employees. Under the Retirement Plan, participants may contribute from 1% to 25% of eligible compensation, which generally is base salary and annual incentive, with named executive officers and other highly compensated employees limited to 12% of eligible compensation. Following one year (or, in certain cases, six months) of service, we also match up to the first 6% of eligible compensation that is contributed by a participant. In addition, for fiscal 2007 and prior years, payments under our profit sharing program were automatically contributed to a participant's Retirement Plan accounts. Starting in fiscal 2008, participants will receive profit sharing payments in cash unless they elect to defer all or a portion of such payments to the Retirement Plan, subject to Internal Revenue Code limitations. The Internal Revenue Code currently caps certain contributions to a participant's Retirement Plan accounts, such as company matching contributions, before-tax contributions, after-tax contributions and profit-sharing contributions. The Internal Revenue Code also caps the amount of compensation that may be considered when determining benefits under the Retirement Plan.

Supplemental Executive Retirement Plan

To the extent contributions to the Retirement Plan are limited by the Internal Revenue Code, certain of our salaried employees, including the named executive officers (other than Mr. Thorsteinson), are eligible to participate in our SERP, provided such participant makes the election to participate prior to the beginning of the year. The SERP is an unfunded, nonqualified plan intended to make up the difference between the amount actually allocated to a participant's account under the Retirement Plan and the amount that, in the absence of Internal Revenue Code limits, would have been allocated to a participant's account as before-tax contributions plus company-matching contributions and profit sharing contributions. In addition, the Compensation Committee may, in its discretion, provide for the deferral of other compensation under the SERP, including equity awards.

Deferred compensation will be paid to a participant in January of the calendar year following the later of the year in which such participant reaches age 55 and the year in which such participant's employment is terminated. Participants are required to select the form in which payment will be made, typically a lump sum or annual payments over a three-, five-, seven-, ten- or fifteen-year period. Deferred amounts may not be withdrawn prior to their payment start date, except to meet an "unforeseeable financial emergency" as defined under Internal Revenue Code Section 409A or in the event of a change in control of Harris. Payments to "key employees" as defined under the Federal tax laws are delayed at least six months after termination of employment.

Participants in the SERP are immediately vested in contributions they make and are fully vested in the remainder of their accounts upon termination of employment on or after their normal retirement date, disability or death. Participants also become fully vested when they have provided four years of service to us — this was recently lowered from six years. The vesting provisions of the SERP are the same as the vesting provisions of our Retirement Plan.

Earnings on amounts credited to participants' accounts in our SERP are based upon participant selections among investment choices which mirror the investment choices available to participants in our Retirement Plan. Participants may elect to invest in the Harris stock fund account. Amounts invested in the Harris stock fund account are credited with dividend equivalents equal to the dividends paid on our common stock, which are deemed reinvested in additional Harris stock equivalent units on the dividend payment date. No above-market or preferential earnings are paid or guaranteed on investment choices.

Amounts credited to participants' accounts in the SERP may be partially or fully funded by a grantor trust, also known as a "rabbi trust," but the assets in such trust are subject to the claims of our creditors and participants are treated as our unsecured general creditors.

Nonqualified Deferred Compensation Table

The following table provides summary information with respect to amounts credited, earnings and account balances for our named executive officers under our SERP, which, with the exception of Mr. Lance's Supplemental Pension Plan, is our only defined contribution or other plan that provides for the deferral of compensation to our executive officers on a basis that is not tax-qualified. Mr. Thorsteinson does not participate in the SERP.

Name	Executive Contributions in Last Fiscal Year($) (1)	Registrant Contributions in Last Fiscal Year($) (2)	Aggregate Earnings in Last Fiscal Year($) (3)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last Fiscal Year End($)
Howard L. Lance	$324,192	$ 484,704	$ 206,959	$0	$2,471,189
Gary L. McArthur	$ 61,392	$ 77,497	$ 73,672	$0	$ 469,246
Robert K. Henry	$100,623	$ 139,258	$ 310,964	$0	$1,753,045
Timothy E. Thorsteinson	$ 0	$ 0	$ 0	$0	$ 0
Jeffrey S. Shuman	$ 67,046	$ 34,608	$ 15,295	$0	$ 134,656

(1) The amounts in this column represent contributions by the named executive officers to our SERP in respect of the portion of salary or annual cash incentive that has been deferred and credited during fiscal 2007. The portion representing deferral of base salary is included in the Summary Compensation Table on page 38 in the "Salary" column. The portion representing deferral of annual cash incentives is the deferral during fiscal 2007 of Annual Incentive Plan payments in respect of fiscal 2006 performance. Any contributions by the named executive officers of deferred Annual Incentive Plan payments in respect of fiscal 2007 performance will be contributions in fiscal 2008.

(2) The amounts in this column represent contributions by us, the amounts of which are included in the Summary Compensation Table on page 38 in the "All Other Compensation" column. Contributions by us in fiscal 2007 include profit sharing payments contributed by us in September 2006 in respect of fiscal 2006 performance. Profit sharing contributions to be made by us in respect of fiscal 2007 performance will be credited to the accounts of named executive officers in fiscal 2008.

(3) None of the earnings in this column are included in the Summary Compensation Table on page 38 because they were not preferential or above-market.

POTENTIAL PAYMENTS UPON TERMINATION OR A CHANGE IN CONTROL

This section of the proxy statement sets forth information regarding compensation and benefits that each of the named executive officers would receive in the event of a change in control without termination of employment or in the event of termination of employment under several different circumstances, including: (1) termination by Harris for cause; (2) a voluntary termination by the named executive officer; (3) termination by the named executive officer for good reason; (4) involuntary termination by Harris without cause; (5) death; (6) disability; or (7) termination by Harris without cause or by the named executive officer for good reason following a change in control.

Employment Agreement — Howard L. Lance

In December 2004, our Board approved, and Harris and Mr. Lance entered into, a letter agreement providing for Mr. Lance's continued employment as Harris' CEO and President, and his continued service as a director and Chairman. Mr. Lance's agreement provides for an indefinite term of employment ending on termination of Mr. Lance's employment either by Harris with or without "cause," or upon Mr. Lance's resignation for "good reason" (as such terms are defined in the agreement), other resignation, death, disability or retirement.

Under Mr. Lance's letter agreement, "cause" generally means a material breach by Mr. Lance of his duties and responsibilities as CEO or the conviction of, or plea to, a felony involving willful misconduct which is materially injurious to Harris. In addition, "good reason" generally means, without Mr. Lance's consent: (a) a reduction in annual base salary or current annual incentive target award, other than a reduction also applicable to our other senior executive officers; (b) the removal of or failure to elect or reelect Mr. Lance as President or CEO or Chairman of the Board; (c) the assignment of duties or responsibilities that are materially inconsistent with Mr. Lance's position with Harris; and (d) a requirement that Mr. Lance relocate to a location more than 50 miles from where our principal place of business is currently located.

In the event Mr. Lance's employment is terminated by Harris without cause, which Harris is entitled to do upon 30 days' prior written notice, or by Mr. Lance for good reason, then Mr. Lance would be entitled to receive from Harris (i) continuation of his then-current base salary for a period of two years; (ii) his pro-rated annual incentive bonus for the year of termination; (iii) without duplication, his accrued but unpaid base salary through the date of termination, his earned but unpaid bonus for the prior fiscal year, reimbursement of reasonable business expenses incurred prior to the date of termination, and other or additional compensation benefits in accordance with the terms of applicable Harris plans or employee benefit programs for terminated employees; (iv) continued participation in the medical, dental, hospitalization, short-term and long-term disability, and group life insurance coverage plans of Harris in which he was participating on the date of termination until 24 months following such date of termination (or, if earlier, until the date or dates on which he receives comparable coverage and benefits under the plans and programs of a subsequent employer); (v) during the two-year period following termination and notwithstanding the terms and conditions of his stock option and restricted stock agreements, continued vesting of his unvested restricted stock and/or options, and as to vested stock options, continued exercisability until the date which is three months after the end of such two-year period; (vi) pro-rated vesting of his outstanding performance share awards pursuant to Harris' performance targets and resulting performance; and (vii) outplacement services at Harris' expense for up to one year following the date of termination in accordance with the practices of Harris as in effect from time to time for senior executives.

In the event Mr. Lance's employment is terminated by Harris for cause or upon Mr. Lance's resignation other than for good reason, death, disability or retirement, then Mr. Lance (or his estate or legal representative, as appropriate) shall be entitled to receive from Harris his accrued but unpaid base salary through the date of termination, his earned but unpaid annual incentive bonus for the prior fiscal year, reimbursement of reasonable business expenses incurred prior to the date of termination, and other compensation benefits in accordance with the terms of applicable Harris plans or employee benefit programs for terminated employees. In the event Mr. Lance's employment is terminated as a result of his death or disability, he shall also be entitled to other compensation benefits in accordance with the terms of applicable Harris plans for employees who die or become disabled, as appropriate.

Mr. Lance is also entitled to the benefits under his Supplemental Pension Plan in the event Mr. Lance's employment is terminated by Harris without cause, by Mr. Lance for good reason or as a result of disability or eligible retirement. For additional information regarding Mr. Lance's Supplemental Pension Plan, see the "Pension Benefits in Fiscal 2007" section of this proxy statement.

Mr. Lance's agreement also provides that he may not, for a one-year period following termination of his employment for any reason (or a two-year period if he is receiving severance from Harris), without Harris' prior written consent, associate with an enterprise that competes with Harris, and, during his employment with Harris and for a two-year period following termination of his employment for any reason, solicit any customer or any employee of Harris to leave Harris.

Payments and obligations to Mr. Lance following a change in control are governed by Mr. Lance's change in control severance agreement discussed below.

Employment Agreement — Timothy E. Thorsteinson

In January 2007, we entered into a letter agreement with Mr. Thorsteinson providing for his employment as President of our Broadcast Communications Division. Under the terms of his agreement, Mr. Thorsteinson is entitled to participate in the benefit programs offered to our Canada-based employees. In addition, if we terminate Mr. Thorsteinson's employment without cause, he will be entitled to receive a lump sum severance payment equal to his then-current base salary plus the amount of his annual cash incentive payment in respect of the fiscal year prior to the termination date. Payments and obligations to Mr. Thorsteinson following a change in control are covered by his change in control severance agreement discussed below.

Severance Agreement — Jeffrey S. Shuman

In July 2005, we provided Mr. Shuman an offer letter as an incentive for him to join us as Vice President, Human Resources & Corporate Relations. Under the terms of the offer letter, Mr. Shuman is entitled to participate in Harris' comprehensive employee benefit programs, executive long-term disability insurance coverage, Retirement Plan and SERP. In addition, if we terminate Mr. Shuman's employment other than for cause or performance reasons, the offer letter provides that he will be entitled to receive one year of severance in the form of base salary and pro-rated incentive compensation. Payments and obligations to Mr. Shuman following a change in control are governed by his change in control severance agreement discussed below.

Executive Change in Control Severance Agreements

To provide continuity of management and dedication of our executives in the event of a threatened or actual change in control of Harris, our Board has approved change in control severance agreements for our Board-elected or appointed officers. Under these agreements, our Board-elected or appointed officers, including the named executive officers, are provided with severance benefits in the event (a) an executive terminates his employment for good reason within two years of a change in control, or (b) Harris terminates the executive's employment within two years of a change in control of Harris for any reason other than for cause (all terms as defined in the severance agreement). Under the change in control severance agreement, the executive agrees not to voluntarily terminate his or her employment with us during the six-month period following a change in control.

Under the change in control severance agreements, a "change in control" generally means the occurrence of any one of the following events:

- any person becomes the beneficial owner of 20% or more of the combined voting power of our outstanding common stock;
- a change in the majority of our Board not approved by two-thirds of our incumbent directors;
- the consummation of a merger, consolidation or reorganization unless immediately following such transaction: (i) more than 80% of the total voting power of Harris resulting from the transaction is represented by shares that were voting securities of Harris immediately prior to the transaction; (ii) no person becomes the beneficial owner of 20% or more of the total voting power of the outstanding voting securities as a result of the transaction; and (iii) at least a majority of the members of the board of directors of the company resulting from the transaction were incumbent directors of Harris at the time of the Board's approval of the execution of the initial agreement providing for the transaction; or
- our shareholders approve a plan of complete liquidation or dissolution of Harris or the sale or disposition of all or substantially all of our assets.

Also, under these agreements, "good reason" generally means:

- a reduction in the executive's annual base salary or current annual incentive target award;
- the assignment of duties or responsibilities that are materially inconsistent with the executive's position immediately prior to a change in control;

- a material adverse change in the executive's reporting responsibilities, titles or offices with Harris as in effect immediately prior to a change in control;
- any requirement that the executive be based more than fifty miles from the facility where the executive was located at the time of the change in control; or
- failure of Harris to continue in effect any employee benefit or compensation plans or provide the executive with employee benefits as in effect for the executive immediately prior to a change in control.

In addition, the term "cause" generally means a material breach by the executive of the duties and responsibilities of the executive's position or the conviction of, or plea to, a felony involving willful misconduct which is materially injurious to Harris.

If triggered, the lump-sum severance benefit payable under the change in control severance agreement equals the sum of: (a) the executive's unpaid base salary through the date of termination, a pro-rated annual bonus (as determined under the severance agreement), any compensation deferred by the executive other than under a tax-qualified plan and any accrued vacation pay; and (b) from one to three times (based upon the executive's position) the executive's highest annual rate of base salary during the 12-month period prior to the date of termination and from one to three times (based upon the executive's position) the greatest of the executive's highest annual bonus in the three years prior to the change in control, the executive's target bonus for the year during which the change in control occurred or the executive's target bonus for the year in which the executive's employment is terminated. Payment amounts are three times salary and bonus for Messrs. Lance, Henry and Shuman, which for Mr. Lance was agreed upon in his employment letter agreement and for Mr. Shuman was agreed in his offer letter, and two times salary and bonus for Messrs. McArthur and Thorsteinson. In addition, for the two years following the date of termination, the executive receives the same level of medical, dental, accident, disability, life insurance and any similar benefits as are in effect on the date of termination (or the highest level of coverage provided to active executives, if more favorable). The executive also receives reimbursement for any relocation expense related to the pursuit of other business opportunities incurred within two years following the date of termination, for recruitment or placement services of up to $4,000 and for professional financial or tax planning services of up to $5,000 per year. The change in control severance agreement also provides for a tax gross-up payment to the executive in the event that payment of any severance benefits is subject to excise taxes imposed under Section 4999 of the Internal Revenue Code. In addition, pursuant to the change in control severance agreement, we will reimburse the executive for any legal fees and costs with respect to any dispute arising under such severance agreement.

Payments and Benefits Upon any Termination

Our salaried employees, including the named executive officers, are entitled to receive certain elements of compensation on a non-discretionary basis upon termination of employment for any reason. Subject to the exceptions noted below, these include: (a) accrued salary and pay for unused vacation; (b) distributions of vested plan balances under our Retirement Plan or SERP; and (c) earned but unpaid bonuses. For a description of the SERP and the account balances credited to the named executive officers in the SERP as of June 29, 2007, see the Nonqualified Deferred Compensation Table on page 47. The amounts shown below in the "Tables of Potential Payments Upon Termination or Change in Control" do not include these elements of compensation or benefits.

Termination for Cause

A named executive officer whose employment is terminated by Harris for cause is not entitled to any compensation or benefits other than those paid to all of our salaried employees upon any termination of employment as described above. In addition, as noted under "Recovery of Executive Compensation" in the "Compensation Discussion and Analysis" section of this proxy statement, depending upon the circumstances giving rise to such termination, we may be entitled to recover all or a portion of any performance-based compensation if our financial statements are restated as a result of errors, omissions or fraud. Annual incentive awards, vested and unvested options, performance shares, performance share units, restricted shares and restricted stock units are automatically forfeited following a termination for cause or misconduct.

Involuntary Termination Without Cause

In the case of termination of employment other than for cause, neither Mr. McArthur nor Mr. Henry is contractually entitled to any compensation or benefits other than those that are paid to all salaried employees upon any termination of employment as described above. However, as discussed in the "Compensation Discussion and Analysis" section of this proxy statement, we have a long-standing practice of providing reasonable severance compensation for involuntary termination of an executive's employment without cause. The specific amount may be based upon the relevant circumstances, including the reason for termination, length of employment and other factors. Unvested options, restricted shares and restricted stock units are forfeited following an involuntary termination, vested options may be exercised until the sooner of three months of such termination or the regularly scheduled expiration date and performance shares and performance share units will be paid out pro-rata after the end of the relevant performance period based upon the number of months worked during such performance period.

Compensation and benefits payable to Messrs. Lance, Thorsteinson and Shuman in the case of termination of employment other than for cause are described above under the description of their respective employment letter agreements or offer letter.

Voluntary Termination

A named executive officer who voluntarily terminates employment other than due to retirement or for good reason, is not entitled to any benefits other than those that are paid to all of our salaried employees upon any termination of employment as described above. Annual incentive awards, vested and unvested options, restricted shares, restricted stock units, performance shares and performance share units are automatically forfeited following a voluntary termination.

Death

In the event of termination of employment as a result of death, the beneficiaries of named executive officers are eligible for benefits under the death benefit programs generally available to our U.S.-based employees, including basic group life insurance paid by Harris and supplemental group life insurance elected and paid for by employees. Mr. Lance also has additional life insurance coverage as discussed above in the "Compensation Discussion and Analysis" section of this proxy statement. In the event of death:

- account balances in our Retirement Plan and SERP become fully vested;
- annual incentive awards are paid pro-rata based upon the number of months worked during the fiscal year and are paid following the fiscal year-end based upon our performance;
- restricted shares, restricted stock units, performance shares or performance share units are paid to the beneficiary pro-rata based upon the number of months worked during the restricted period or performance period, as applicable, with performance shares and performance share units paid at the end of the three-year performance period based upon our performance; and
- options immediately fully vest and shall be exercisable by the beneficiaries for up to 12 months following the date of death but no later than the expiration date.

Disability

In the event of termination of employment as a result of disability, named executive officers are eligible for benefits in disability programs generally available to our U.S.-based employees. These include a long-term disability income benefit and, in most cases, continuation of medical and life insurance coverage applicable to active employees while disabled. In the event of disability:

- account balances in our Retirement Plan and SERP become fully vested;
- annual incentive awards are paid out pro-rata based upon the number of months worked during the fiscal year and are paid

following the fiscal year-end based upon our performance;

- restricted shares, restricted stock units, performance shares and performance share units are paid pro-rata based upon the number of months worked during the restricted period or performance period, as applicable, with performance shares and performance share units paid at the end of the three-year performance period based upon our performance; and
- options continue to vest in accordance with the vesting schedule and be exercisable until the regularly scheduled expiration date.

Retirement

As of June 29, 2007, none of our named executive officers is retirement-eligible. In the event of termination of employment as a result of retirement, a named executive officer would receive retirement benefits generally available to our salaried employees. These include the benefits under our Retirement Plan, SERP and, in certain cases, retiree medical, dental and vision coverage. In the event of retirement:

- account balances in our Retirement Plan and SERP become fully vested;
- annual incentive awards are paid pro-rata based upon the number of months worked during the fiscal year and are paid following the fiscal year-end based upon our performance;
- after age 62 with ten or more years of service, options continue to vest in accordance with the vesting schedule and be exercisable until the regularly scheduled expiration date;
- before age 62, but after age 55 with ten or more years of service, options cease vesting and options exercisable at the time of such retirement continue to be exercisable until the regularly scheduled expiration date, but unvested options are forfeited;
- restricted shares and restricted stock units are paid pro-rata based upon the number of months worked during the restricted period; and
- performance shares and performance share units are paid pro-rata based upon the number of months worked during the performance period, with such shares or units paid at the end of the performance period based upon our performance.

Change in Control

Each of our named executive officers is party to a change in control severance agreement providing for benefits only upon both a change in control and the subsequent termination of employment of or by the executive in accordance with the terms of the agreement. For additional information regarding the terms of such agreements, see "Executive Change in Control Severance Agreements" on page 49. In addition, upon a change in control and irrespective of employment status:

- annual incentive awards are fully earned and paid out promptly following the change in control at not less than the target level;
- all options immediately vest and become exercisable;
- all restricted shares immediately vest;
- all restricted stock units immediately vest and will be paid immediately; and
- all performance shares and performance share units are deemed fully earned and fully vested and will be paid at the end of the performance period, subject to accelerated pay-out or forfeiture in certain circumstances.

Tables of Potential Payments Upon Termination or Change in Control

The following tables set forth the details on an executive-by-executive basis, of the estimated compensation and benefits that would be provided to each named executive officer in the event that such executive's employment with us is terminated for any reason, including termination for cause, voluntary termination, termination by the executive for good reason, involuntary termination without cause, death, disability or termination without cause or for good reason following a change in control. The tables also set forth the amount of potential payments to each of our named executive officers in the event of a change in control without a termination of employment. These amounts are estimates of the amounts that would be paid to the named executive officer upon such termination of employment or change in control. The actual amounts to be paid can only be determined at the time of a named executive officer's termination of employment or a change in control. The amounts included in the tables are also based on the following:

- The applicable provisions in the agreements and other arrangements between the named executive officer and Harris, which are summarized in the "Potential Payments Upon Termination or a Change in Control" section of this proxy;
- We have assumed that the termination event occurred effective as of June 29, 2007, the last day of our fiscal year 2007;
- We have assumed that the value of our common stock was $54.55 per share based on the closing market price on June 29, 2007, the last trading day of our fiscal year 2007 and that all unvested options not automatically forfeited were exercised on such day;
- The designation of an event as a resignation or retirement is dependent upon an individual's age. We have assumed that an individual over the age of 55 and who has completed at least ten years of service has retired, and an individual who does not satisfy these criteria has resigned;
- Cash compensation includes multiples of salary and annual incentive, and does not include paid or unpaid salary or annual incentive compensation earned in respect of fiscal 2007 as a named executive officer is entitled to annual incentive compensation if employed on June 29, 2007;
- The value of accelerated performance shares and performance share units is based upon the target number of performance shares and performance share units previously granted and does not include performance shares for the three-year performance period ended June 29, 2007, which performance shares for such three-year performance period are set forth in the Option Exercises and Stock Vested in Fiscal 2007 Table on page 44 of this proxy statement;
- We have not included in the tables the value of any options that were vested prior to June 29, 2007;
- We have not included in the tables any payment of the aggregate balance shown in the Nonqualified Deferred Compensation Table on page 47 of this proxy statement;
- Health and welfare benefits are included, where applicable, at the estimated value of continuation of this benefit;
- In the event of termination by Harris without cause or by the named executive officer for good reason following a change in control, "Other Benefits" includes $4,000 for placement services and $5,000 for financial or tax planning services as set forth in the change in control severance agreement and also includes relocation assistance estimated at $220,000; and
- Amounts shown in the "Reimbursement of Excise Tax" line reflect the amount payable to the named executive officer to offset any excise tax imposed under the Internal Revenue Code on payments received under the change in control severance agreement and any other taxes imposed on this additional amount. The amount shown assumes the "base amount" is the five-year average W-2 earnings for the period of 2002 through 2006. The benefit amount in excess of a named executive officer's "base amount" is considered an "excess parachute payment" and if the "parachute payment" is greater than three times the average base amount, it is subject to an excise tax.

Howard L. Lance

Executive Benefits and Payment Upon Termination	Termination by Harris for Cause	Voluntary Termination	Termination By Executive for Good Reason	Involuntary Termination by Harris without Cause	Death	Disability	Change in Control without Termination	Termination by Harris without Cause/by Executive for Good Reason Following a Change in Control
Cash Compensation	$ 0	$ 0	$ 1,900,000	$ 1,900,000	$ 0	$ 0	$ 0	$ 8,400,000
Value of Accelerated or Continued Vesting of Unvested Options	$ 0	$ 0	$ 5,057,613	$ 5,057,613	$5,473,400	$5,473,400	$5,473,400	$ 5,473,400
Value of Accelerated Unvested Performance Shares	$ 0	$ 0	$ 2,203,820	$ 2,203,820	$2,203,820	$2,203,820	$4,320,360	$ 4,320,360
Health and Welfare Benefits	$ 0	$ 0	$ 51,906	$ 51,906	$ 0	$ 0	$ 0	$ 51,906
Other Benefits	$ 0	$ 0	$ 4,000	$ 4,000	$ 0	$ 0	$ 0	$ 229,000
Supplemental Pension Plan**	$ 0	$ 0	$ 181,198	$ 181,198	$ —	$ 50,030	$ 0	$ 261,046
Reimbursement of Excise Tax	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
TOTAL***	$ 0	$ 0	$ 9,217,339	$ 9,217,339	$7,677,220	$7,677,220	$9,793,760	$ 18,474,666

* Under the terms of Mr. Lance's employment letter agreement, if his employment is terminated by Harris without cause or by Mr. Lance for good reason, stock options continue to vest for 24 months. The amount shown represents the intrinsic value of such unvested options that would vest during such 24 month period based upon the $54.55 closing market price of our common stock on June 29, 2007.

** The Supplemental Pension Plan benefit payments shown above are annual amounts and are paid in monthly installments for Mr. Lance's remaining lifetime. For termination for good reason and for termination without cause, commencement of payments is deferred for two years. For disability, payments commence immediately, offset by long-term disability benefits. For termination following a change in control, commencement of payments is deferred for three years.

*** Excludes annuity benefits payable from the Supplemental Pension Plan.

Gary L. McArthur

Executive Benefits and Payment Upon Termination	Termination by Harris for Cause	Voluntary Termination	Termination By Executive for Good Reason	Involuntary Termination by Harris without Cause	Death	Disability	Change in Control without Termination	Termination by Harris without Cause/by Executive for Good Reason Following a Change in Control
Cash Compensation	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,280,000
Value of Accelerated or Continued Vesting of Unvested Options	$ 0	$ 0	$ 0	$ 0	$ 689,530	$ 689,530[1]	$ 689,530	$ 689,530
Value of Accelerated Unvested Restricted Shares	$ 0	$ 0	$ 0	$ 0	$ 515,194	$ 515,194	$ 545,500	$ 545,500
Value of Accelerated Unvested Performance Shares	$ 0	$ 0	$309,117	$309,117	$ 309,117	$ 309,117	$ 665,510	$ 665,510
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 34,113
Other Benefits	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 229,000
Reimbursement of Excise Tax	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 641,104
TOTAL	$ 0	$ 0	$309,117	$309,117	$1,513,841	$1,513,841	$1,900,540	$ 4,084,757

Robert K. Henry

Executive Benefits and Payment Upon Termination	Termination by Harris for Cause	Voluntary Termination	Termination By Executive for Good Reason	Involuntary Termination by Harris without Cause	Death	Disability	Change in Control without Termination	Termination by Harris without Cause/by Executive for Good Reason Following a Change in Control
Cash Compensation	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 2,880,000
Value of Accelerated or Continued Vesting of Unvested Options	$ 0	$ 0	$ 0	$ 0	$1,342,273	$1,342,273[1]	$1,342,273	$ 1,342,273
Value of Accelerated Unvested Restricted Shares	$ 0	$ 0	$ 0	$ 0	$2,363,833	$2,363,833	$2,727,500	$ 2,727,500
Value of Accelerated Unvested Performance Shares	$ 0	$ 0	$ 640,054	$ 640,054	$ 640,054	$ 640,054	$1,292,835	$ 1,292,835
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 25,809
Other Benefits	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 229,000
Reimbursement of Excise Tax	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
TOTAL	$ 0	$ 0	$ 640,054	$ 640,054	$4,346,160	$4,346,160	$5,362,608	$ 8,497,417

Timothy E. Thorsteinson

Executive Benefits and Payment Upon Termination	Termination by Harris for Cause	Voluntary Termination	Termination By Executive for Good Reason	Involuntary Termination by Harris without Cause	Death	Disability	Change in Control without Termination	Termination by Harris without Cause/by Executive for Good Reason Following a Change in Control
Cash Compensation	$ 0	$ 0	$1,099,504	$1,099,504	$ 0	$ 0	$ 0	$ 2,199,008
Value of Accelerated or Continued Vesting of Unvested Options	$ 0	$ 0	$ 0	$ 0	$ 494,680	$ 494,680[1]	$ 494,680	$ 494,680
Value of Accelerated Unvested Restricted Stock Units	$ 0	$ 0	$ 0	$ 0	$ 684,905	$ 684,905	$1,374,660	$ 1,374,660
Value of Accelerated Unvested Performance Share Units	$ 0	$ 0	$ 367,304	$ 367,304	$ 367,304	$ 367,304	$ 720,060	$ 720,060
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	30,978
Other Benefits	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 229,000
Reimbursement of Excise Tax	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
TOTAL	$ 0	$ 0	$1,466,808	$1,466,808	$1,546,889	$1,546,889	$2,589,400	$ 5,048,386

Jeffrey S. Shuman

Executive Benefits and Payment Upon Termination	Termination by Harris for Cause	Voluntary Termination	Termination By Executive for Good Reason	Involuntary Termination by Harris without Cause	Death	Disability	Change in Control without Termination	Termination by Harris without Cause/by Executive for Good Reason Following a Change in Control
Cash Compensation	$ 0	$ 0	$ 355,000	$ 355,000	$ 0	$ 0	$ 0	$ 2,040,000
Value of Accelerated or Continued Vesting of Unvested Options	$ 0	$ 0	$ 0	$ 0	$ 609,818	$ 609,818[1]	$ 609,818	$ 609,818
Value of Accelerated Unvested Restricted Shares	$ 0	$ 0	$ 0	$ 0	$ 767,110	$ 767,110	$ 981,900	$ 981,900
Value of Accelerated Unvested Performance Shares	$ 0	$ 0	$ 434,582	$ 434,582	$ 434,582	$ 434,582	$ 840,070	$ 840,070
Health and Welfare Benefits	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 37,344
Reimbursement of Excise Tax	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,039,958
Other Benefits	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 229,000
TOTAL	$ 0	$ 0	$ 789,582	$ 789,582	$1,811,510	$1,811,510	$2,431,788	$ 5,778,090

(1) In the event of termination of employment as a result of disability, stock options continue to vest in accordance with the vesting schedule. The amount shown represents the intrinsic value of such unvested options that would vest during such vesting period based upon the $54.55 closing market price of our common stock on June 29, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, as well as persons who own more than ten percent of our outstanding shares of common stock, to file reports of ownership and changes in ownership of our securities with the SEC and the NYSE. We have procedures in place to assist our directors and executive officers in preparing and filing these reports on a timely basis.

Based solely upon a review of the forms furnished to us, or written representations from certain persons that no Forms 5 were required, we believe that all required forms have been timely filed for fiscal 2007.

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees Paid to Independent Registered Public Accounting Firm

E&Y served as Harris' independent registered public accounting firm for the fiscal year ended June 29, 2007. In addition to the engagement to audit our financial statements and internal control over financial reporting and to review the financial statements included in our quarterly reports on Form 10-Q, E&Y was also engaged by us during fiscal 2007 to perform certain audit-related services.

The following table presents fees for professional audit services rendered by E&Y for the audit of our annual financial statements for the fiscal years ended June 29, 2007 and June 30, 2006 and fees for other services rendered by E&Y during those periods.

	Fiscal 2007	Fiscal 2006
Audit Fees	$4,005,100	$4,236,100
Audit-Related Fees	$1,227,300	141,400
Tax Fees	0	0
All Other Fees	0	0
Total	$5,232,400	$4,377,500

Audit Fees. Audit services include fees associated with the annual audit and the audit of internal control over financial reporting, as well as reviews of Harris' quarterly reports on Form 10-Q, SEC registration statements, accounting and reporting consultations and statutory audits required internationally for subsidiaries of Harris.

Audit-Related Fees. Services within audit-related fees include the stand-alone audit of the Microwave Communications Division in connection with its combination with Stratex Networks, Inc. and transaction due diligence.

Tax Fees. No tax-related services were rendered or fees billed for the fiscal years ended June 29, 2007 and June 30, 2006.

All Other Fees. For the fiscal years ended June 29, 2007 and June 30, 2006, no professional services were rendered or fees billed for other services not included within Audit Fees, Audit-Related Fees or Tax Fees.

E&Y did not perform any professional services related to financial information systems design and implementation for Harris in fiscal 2007 or fiscal 2006.

The Audit Committee has determined in its business judgment that the provision of non-audit services described above is compatible with maintaining E&Y's independence.

In fiscal 2007, E&Y served as the independent registered public accounting firm for Harris Stratex Networks, Inc., a publicly-traded company of which we own approximately 57% of the outstanding shares. The audit committee of Harris Stratex Networks, Inc. is responsible for reviewing and pre-approving the scope and cost of services provided by its independent registered public accounting firm. The fees set forth above do not include the fees paid by Harris Stratex Networks, Inc. to E&Y for services rendered to Harris Stratex Networks, Inc.

Pre-Approval of Audit and Non-Audit Services

Under the Audit Committee Pre-Approval Policy and Procedures, as adopted by the Audit Committee, the Audit Committee must pre-approve all audit and non-audit services provided by our independent registered public accounting firm in order to ensure that the provision of such services does not impair their independence. The policy utilizes a framework of both general pre-approval for certain specified services and specific pre-approval for all other services.

At the start of each fiscal year, the Audit Committee is asked to pre-approve the audit services, audit-related services and tax services together with specific details regarding such services anticipated to be required for such fiscal year including, when available, estimated fees. The Audit Committee reviews and, as it deems appropriate, pre-approves those services. The Audit Committee reviews the services provided to date and actual fees against the estimates, and such fee amounts may be updated to the extent appropriate at the regularly scheduled meetings of the Audit Committee. Additional pre-approval is required before actual fees for any service can exceed the originally pre-approved amount. The Audit Committee may also revise the list of pre-approved services and related fees from time to time. All of the services described above under the captions "Audit Fees" and "Audit-Related Fees" with respect to fiscal 2007, were pre-approved in accordance with this policy.

If we seek to engage the independent registered public accounting firm for other services that are not considered subject to general pre-approval as described above, then the Audit Committee must approve such specific engagement as well as the estimated fees. Such engagement will be presented to the Audit Committee for pre-approval at its next regularly scheduled meeting. If the timing of the project requires an expedited decision, then we may ask the Chairperson of the Audit Committee to pre-approve such engagement. Any such pre-approval by the Chairperson is then reported to the full Audit Committee for ratification at the next Audit Committee meeting. In any event, pre-approval of any engagement by the Audit Committee or the Chairperson of the Audit Committee is required before our independent registered public accounting firm may commence any engagement. Additional pre-approval is required before any fees can exceed approved fees for any such specifically-approved services.

Appointment of Independent Registered Public Accountants for Fiscal 2008

The Audit Committee has appointed E&Y to audit our books and accounts for the fiscal year ending June 27, 2008.

Although applicable law does not require shareholder ratification of the appointment, our Board has decided to ascertain the position of our shareholders on the appointment. If our shareholders do not ratify the appointment of E&Y, the Audit Committee will reconsider the appointment. We expect that a representative of E&Y will be present at the 2007 Annual Meeting to respond to appropriate questions from shareholders and to make a statement if he or she desires to do so.

As provided in the Audit Committee's Charter and as discussed above, the Audit Committee is responsible for directly appointing, retaining, terminating and overseeing our independent registered public accounting firm. While Harris has a very long-standing relationship with E&Y, the Audit Committee continuously evaluates the independence and effectiveness of the independent registered public accounting firm and its personnel, and the cost and quality of its audit and audit-related services. In accordance with sound corporate governance practices and in order to ensure that the Audit Committee and our shareholders are receiving the best and most cost effective audit services available, the Audit Committee periodically considers issuing a request for proposal from E&Y and other large nationally recognized accounting firms with regard to our audit engagement. If we determine to use a request for proposal process, that could result in a firm other than E&Y providing audit engagement services to us in later years.

Recommendation Regarding Proposal 2

The affirmative vote of a majority of the shares represented at the 2007 Annual Meeting of Shareholders and entitled to vote on this proposal will be required to ratify our Audit Committee's appointment of our independent registered public accounting firm. Abstentions will have the effect of a vote against ratification of the appointment of the independent registered public accounting firm.

Our Board of Directors recommends that you vote FOR ratification of the Audit Committee's appointment of E&Y as our independent registered public accounting firm for the fiscal year ending June 27, 2008.

SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS

Pursuant to applicable requirements of the Securities Exchange Act of 1934, as amended, in order to be considered for inclusion in our proxy statement and form of proxy for the 2008 Annual Meeting of Shareholders, we must receive any proposals that shareholders wish to present no later than May 21, 2008. Such proposals will need to be in writing and to comply with SEC regulations regarding the inclusion of shareholder proposals in Harris-sponsored proxy materials.

In addition, our By-Laws provide that, for any shareholder proposal or director nomination to be properly presented at the 2008 Annual Meeting of Shareholders, whether or not also submitted for inclusion in our proxy statement, we must receive notice of the matter not less than 90 nor more than 120 days prior to October 26, 2008. Thus, to be timely, the notice of a proposal for the 2008 Annual Meeting of Shareholders must be received by our Corporate Secretary no earlier than June 28, 2008 and no later than July 28, 2008. Further, any proxy granted with respect to the 2008 Annual Meeting of Shareholders will confer discretionary authority to vote with respect to a shareholder proposal or director nomination if notice of such proposal or nomination is not received by our Corporate Secretary within the timeframe provided above. Each notice of director nomination must contain the name and address of the shareholder who intends to make the nomination and the number of shares of our common stock owned of record and beneficially by the shareholder; the name, address and written consent of the nominee; and the number of all shares of our common stock owned of record and beneficially by the nominee, as reported to the shareholder by the nominee; and any other nominee information as would be required to be disclosed in a proxy solicitation. A copy of our By-Laws is available on the Corporate Governance section of our website at *www.harris.com/harris/cg/*. You may also obtain a copy of our By-Laws upon written request to our Corporate Secretary at the address below.

A nomination or proposal that does not supply adequate information about the nominee or proposal, and the shareholder making the nomination or proposal, will be disregarded. You should address all nominations or proposals to:

Corporate Secretary
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

DISCRETIONARY VOTING ON OTHER MATTERS

Except for the matters described in this proxy statement, our Board of Directors is not aware of any matter that will or may be properly presented at the 2007 Annual Meeting of Shareholders. The deadline under our By-Laws for any shareholder proposal to be properly presented at the 2007 Annual Meeting of Shareholders has passed. If any other matter is properly brought before the 2007 Annual Meeting of Shareholders, the persons named in the proxy card and voting instructions intend to vote the shares for which we have received proxies in accordance with their best judgment.

MISCELLANEOUS MATTERS

Annual Report on Form 10-K

Our Annual Report on Form 10-K for our fiscal year ended June 29, 2007 was mailed to our shareholders with this proxy statement. **Upon request, we will furnish to shareholders without charge a copy of the Annual Report on Form 10-K.** The Annual Report on Form 10-K also has been filed with the SEC. Shareholders may obtain a copy by:

- Writing to our Corporate Secretary at:
  Harris Corporation
  1025 West NASA Boulevard
  Melbourne, FL 32919; or
- Calling (321) 727-9100.

A copy is also available on the Investor Relations section of our website at *www.harris.com/investor-relations.html*.

Shareholder List

A list of our shareholders of record as of the August 31, 2007 record date will be available for examination for any purpose germane to the 2007 Annual Meeting of Shareholders during normal business hours at 1025 West NASA Boulevard, Melbourne, Florida, at least ten days prior to the 2007 Annual Meeting of Shareholders and also will be available for examination at the 2007 Annual Meeting of Shareholders.

By Order of the Board of Directors
Scott T. Mikuen
Vice President, Associate
General Counsel and
Corporate Secretary

Melbourne, Florida
September 18, 2007



HARRIS CORPORATION
CORPORATE GOVERNANCE PRINCIPLES
OF THE
BOARD OF DIRECTORS

I. INTRODUCTION.

The Board of Directors (the "Board") of Harris Corporation (the "Corporation"), acting on the recommendation of its Corporate Governance Committee, has developed and adopted these principles as a general guide to assist the Board in carrying out its responsibilities and to promote the effective functioning of the Board and its committees. The Board, on behalf of the Corporation and its shareholders, oversees and provides general direction to the management of the Corporation.

In addition to other Board or committee responsibilities outlined below, the responsibilities of the Board include: reviewing the overall operating, financial and strategic plans and performance of the Corporation; selecting and evaluating the Corporation's Chief Executive Officer ("CEO"), either directly or through a committee overseeing the appointment and evaluation of the Corporation's senior officers; overseeing appropriate policies of corporate conduct and compliance with laws; and, reviewing the process by which financial and non-financial information about the Corporation is provided to employees, management, the Board and the Corporation's shareholders.

The Corporation's senior officers, under the direction of the CEO, are responsible for the operations of the Corporation, implementation of the strategic, financial, and management plans of the Corporation, preparation of financial statements and other reports that accurately reflect requisite information about the Corporation, and timely reports which inform the Board about the foregoing matters.

These principles are not intended as binding legal obligations or inflexible requirements, and are not intended to interpret applicable laws and regulations or modify the Corporation's Certificate of Incorporation or By-laws. These principles are subject to modification and the Board in the exercise of its discretion, shall be able to deviate from these principles from time to time, as the Board may deem appropriate or desirable or as required by applicable laws and regulations.

II. BOARD COMPOSITION.

(a) Size of the Board; Staggered Board. The Board will periodically review the appropriate size of the Board given factors deemed relevant to the Board, including providing for sufficient diversity among non-employee directors while also facilitating substantive discussions and input in which each director can meaningfully participate. The Corporation's Certificate of Incorporation and By-laws currently provide that the authorized number of directors will be not less than eight or more than thirteen. The Board is classified with the terms of office of each of the three classes of directors ending in successive three-year terms, as provided in the Corporation's Certificate of Incorporation. The Board believes that this staggered election of directors helps maintain continuity and stability of the work of the Board and assists in conducting long-term strategic planning, which is vital to the Corporation's future success.

(b) Majority of Independent Directors. A majority of the directors serving on the Board will meet the standard of director independence set forth in the New York Stock Exchange listing standards as the same may be amended from time to time (the "listing standards"), as well as other factors not inconsistent with the listing standards that the Board considers appropriate for effective oversight and decision-making by the Board.

(c) Affirmative Determination of Independence. The Board will affirmatively determine annually and at other times required by the listing standards that the directors designated as independent have no material relationships to the Corporation (either directly or with an organization in which the director is a partner, shareholder or officer or is financially interested) that may interfere with the exercise of their independence from management and the Corporation. If the Board determines that a director has a relationship which is not material, the Corporation will disclose the determination in its annual proxy statement, provided that the Board may adopt and disclose categorical standards to assist it in making determinations of independence and disclose if a director meets these standards.

(d) Management Directors. The Board anticipates that the Corporation's CEO will be nominated to serve on the Board. The Board may also appoint or nominate other members of the Corporation's management whose experience and role at the Corporation are expected to help the Board fulfill its responsibilities.

(e) Selection of Chairman and Presiding Independent Director. The Board will periodically appoint a Chairman of the Board. The Board believes it is appropriate and efficient for the Corporation's CEO also to serve as Chairman. However, the Board retains the authority to separate those functions in the future if it deems such action is appropriate. The Board has adopted a procedure for the selection of an individual to act as Chairperson to preside at the sessions of independent directors. The procedure requires the annual rotation of the individual to chair the Board sessions of independent directors among the Chairpersons of each of the Board committees, in alphabetical order by committee name. The Corporation will appropriately disclose: (i) the procedure by which such presiding director is chosen; and (ii) the method by which interested parties may contact the independent directors. The Board has considered the concept of a "lead" non-employee director and believes that rather than designating a lead non-employee director, the annual rotation of an independent director to chair the Board sessions of independent directors is more effective.

(f) Selection of Board Nominees. The Board has overall responsibility for the selection of candidates for nomination or appointment to the Board. The Corporate Governance Committee will evaluate and recommend director candidates to the Board for nomination or appointment. The Board will determine the individuals to be nominated to serve on the Corporation's Board for election by shareholders at each annual meeting of shareholders, and to be appointed to fill vacancies on the Board.

(g) Board Membership Criteria. The Board's policy is to encourage the selection of directors who will contribute to the Corporation's overall corporate goals including: responsibility to its shareholders, industry leadership, customer success, positive working environment, and integrity in financial reporting and business conduct. The Board, based on the recommendation of the Corporate Governance Committee, will select new nominees for the position of director considering the following criteria:

- Demonstrated ability and sound judgment that usually will be based on broad experience;
- Personal qualities and characteristics, accomplishments and reputation in the business community, professional integrity, educational background, business experience and related experience;
- Willingness to objectively appraise management performance;
- Giving due consideration to potential conflicts of interest, current knowledge and contacts in the communities in which the Corporation does business and in the Corporation's industry or other industries relevant to the Corporation's business;
- Ability and willingness to commit adequate time to Board and committee matters including attendance at Board meetings, committee meetings, and annual shareholders meetings;

- Fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Corporation and the interests of its shareholders; and
- Diversity of viewpoints, background, experience and similar demographics.

The Board and the Corporate Governance Committee will, from time to time, review the experience and characteristics appropriate for Board members and director candidates in light of the Board's composition at the time and the skills and expertise needed for effective operation of the Board and its committees.

(h) Term Limits; Retirement; Change in Status; Other Directorships.

(i) No Term Limits. The Board does not impose term limits, because of the belief they could unnecessarily interfere with the continuity, diversity, developed experience and knowledge, and the long-term outlook of the Board. The Board, based on recommendations by the Corporate Governance Committee, will review the prior service of the director who is eligible to be re-nominated for Board membership, including an assessment of individual director performance, attendance, length of service, number of other public and private corporation boards on which the individual serves, composition and requirements of the Board at that time, and other relevant factors.

(ii) Retirement Policy. Directors will retire from the Board effective at the end of the month in which they reach age 72. In the event that a director's 72nd birthday falls within twelve months of the Annual Meeting of Shareholders at which such director would stand for re-election, such director shall not stand for re-election. Upon reaching age 72, a director shall tender his or her resignation.

(iii) Change in Status. Individual directors who (A) retire, or (B) change the primary job responsibility or employer they had when last elected or appointed to the Board, will promptly tender their resignation so that the Corporate Governance Committee and the Board may determine, on a case-by-case basis, whether the director's continued Board membership is in the best interest of the Corporation, free from conflict of interests, and is otherwise appropriate.

(iv) Other Directorships. The Board recognizes that individuals should limit the number of boards on which they serve so they can give proper attention to each board responsibility. The Corporate Governance Committee shall consider the number of other boards on which a prospective nominee is a member. The Board believes that directors should simultaneously serve on no more than four other public company boards. Directors are expected to advise the Chairman of the Board, the Chairperson of the Corporate Governance Committee and the Corporate Secretary in advance of accepting any other company directorship. To avoid any potential conflict of interest, it is expected that Board members will refrain from serving as a director with any companies that compete with the Corporation.

(i) Communications with Independent Directors. The Board will maintain procedures for interested parties to communicate with the non-employee directors. These procedures will be published in the Proxy Statement for each annual meeting of shareholders and posted on the Corporation's internet site.

III. BOARD COMPENSATION.

The Board, through the Corporate Governance Committee, will review or request management or outside consultants (retained by or at the direction of the Corporate Governance Committee) to review appropriate compensation policies or changes in compensation policies for the directors serving on the Board and its committees. This review may consider Board compensation practices of other comparable public companies, contributions to the Board functions, time commitments expected for Board and committee service, and other appropriate factors. The Board believes that equity-based compensation is an important component of director compensation as it aligns the director's interests with those of shareholders. The Board, upon the recommendation of the Corporate Governance Committee, may adopt share ownership guidelines for independent directors. The Corporate Governance Committee will review director compensation annually and recommend changes, if any, to the Board for approval.

IV. BOARD MEETINGS.

(a) Scheduling of Full Board Meetings and Committee Meetings. The Board meeting schedule and agenda are developed with direct input from directors. Meeting lengths vary as business and discussion dictate. Teleconference meetings may be used between regular meetings to address significant issues.

During each fiscal year, the Board will generally hold six regular meetings. In consultation with each Committee Chairperson, the Chairman recommends a meeting schedule (including frequency and length of meeting) for the Board and meeting schedules and suggested agendas for the committees for the next two years. The schedule and agendas are reviewed by the Corporate Governance Committee and then presented to the full Board for approval.

(b) Executive Sessions of Non-Management Directors. To ensure free and open communication among the non-management directors of the Board, each fiscal year the non-management directors will hold regularly scheduled executive sessions without management directors or management present, at such times and for such purposes as the non-management directors consider to be appropriate. For the convenience of the directors, these meetings may, but need not, be scheduled to coincide with the dates of regular Board meetings. The independent directors may invite the Corporation's independent auditors, legal counsel, other consultants or advisors, finance staff and other employees to attend portions of these meetings. Non-management directors who are not independent under the rules of the New York Stock Exchange may participate in these executive sessions, but independent directors shall meet separately in executive session at least once per year.

(c) Agenda. The Board shall be responsible for its agenda. The Chairman of the Board and the Corporate Secretary will have primary responsibility for suggesting the specific agenda for each meeting and arranging for the agenda to be sent in advance of the meeting to the directors along with appropriate written information and background materials. Each Board committee Chairperson and each individual director is encouraged to suggest specific items for inclusion on the agenda. The Chairperson and the full Board each separately may require the Board to meet in executive sessions to discuss sensitive matters with or without distribution of written materials.

(d) Access to Management and Information; Meeting Materials Distributed in Advance. The Corporation's management will afford each Board member full access to the Corporation's management and employees and the outside auditors, legal counsel and other professional advisors for any purpose reasonably related to the Board's responsibilities. Each director is entitled to: (i) inspect the Corporation's books and records and obtain such other data and information as the director may reasonably request; (ii) inspect facilities as reasonably appropriate for the performance of director duties; and (iii) receive notice of all meetings in which a director is entitled to participate and copies of all Board and committee meeting minutes. Information and data that is important to the business and/or that related to items expected to be discussed or acted upon by the Board at a meeting, will be distributed to the Board before the Board meets. The Board intends that this information be understandable, organized and distributed in a timely manner to allow for meaningful review.

(e) Independent Inquiries and Advisors. The Board is authorized to conduct investigations, and to retain, at the expense of the Corporation, independent legal, accounting, investment banking, or other professional advisors selected by the Board, for any matters relating to the purpose or responsibilities of the Board.

V. BOARD COMMITTEES.

(a) Committees. The committees of the Board are: the Audit Committee; Business Conduct and Corporate Responsibility Committee; Corporate Governance Committee; Finance Committee; and Management Development and Compensation Committee. The Board may, from time to time, establish additional committees or, subject to compliance with applicable law and applicable listing standards, dissolve or otherwise reconfigure existing committees.

(b) Committee Member Selection. After considering the recommendations of the Corporate Governance Committee, the Board will designate the members and the Chairperson of each committee, endeavoring to match the committee's function and needs for expertise with individual skills and experience of the appointees to the committee. Each member of the Audit, Business Conduct and Corporate Responsibility, Management Development and Compensation, and Corporate Governance Committees will be independent as defined in the applicable listing standards, laws and regulations and, in the case of the Audit Committee, who also satisfy the additional eligibility requirements of the SEC's rules and regulations. The required qualifications for the members of each committee shall be set out in the respective committee's charter.

(c) Committee Functions. Each of the Board committees will have a written charter approved by the Board in compliance with applicable listing standards, laws and regulations. The number and content of committee meetings and means of carrying out committee responsibilities will be determined by each committee in light of the committee's charter, the authority delegated by the Board to the committee, and legal, regulatory, accounting or governance principles applicable to that committee's function. The Chairperson of each committee, in consultation with the appropriate members of the committee and management, will develop and approve the committee's agenda. The Corporation's management will afford access to the Corporation's employees, professional advisors, and other resources, if needed, to enable committee members to carry out their responsibilities.

VI. BOARD MEMBER RESPONSIBILITIES.

(a) Director Responsibilities.

(i) Generally. The business and affairs of the Corporation shall be managed by or under the supervision and direction of the Board in accordance with Delaware law. The core responsibility of the Board of Directors is to exercise its fiduciary duty to act in the best interest of the Corporation and its shareholders. A director is expected to discharge his or her director duties, including duties as a member of a committee on which the director serves, in good faith and in a manner the director reasonably believes to be in the best interests of the Corporation.

(ii) Disclose Relationships. Each independent director is expected to disclose promptly to the Board any existing or proposed relationships with the Corporation (other than service as a Board member or on Board committees) which could affect the independence of the director under applicable listing standards or any additional standards as may be established by the Board from time to time, including direct relationships between the Corporation and the director and his or her family members, and indirect relationships between the Corporation and any business, nonprofit or other organization in which the director is a general partner or manager, officer, or significant shareholder, or is materially financially interested.

(iii) Reporting and Compliance Systems. Based on information available to the director, each director should be satisfied that Corporation management maintains an effective system for timely reporting to the Board or appropriate Board committees on the following: (i) the Corporation's financial and business plans, strategies and objectives; (ii) the recent financial results and condition of the Corporation and its business segments; (iii) significant accounting, regulatory, competitive, litigation and other external issues affecting the Corporation; and (iv) systems of control which promote accurate and timely reporting of financial information to shareholders and compliance with laws and corporate policies. Based on information furnished by management or otherwise available to the Board, each director is expected to have a basic understanding of the foregoing matters.

(iv) Attendance and Preparation. Board members are expected to devote sufficient time and attention to prepare for, attend and participate in Board meetings and meetings of committees on which they serve, including advance review of meeting materials that may be circulated prior to each meeting. In the absence of unavoidable conflict, all Board members are also expected to attend the Annual Meeting of Shareholders. SEC rules require disclosure in the Corporation's proxy statement of any director who fails to attend an aggregate of 75% of all Board and committee meetings and the number of Board members that attended the prior year's Annual Meeting of Shareholders.

(v) Reliance on Management and Outside Advisors. In discharging responsibilities as a director, a director is entitled to rely in good faith on reports, opinions or other information provided by Corporation management, independent auditors, legal counsel, other consultants and advisors, and other persons as to matters the director reasonably believes to be within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

(b) Code of Conduct and Ethics. Each member of the Board shall at all times exhibit high standards of integrity and ethical behavior. Each director shall adhere to the applicable Corporation policies concerning integrity and ethical behavior, including the Corporation's Directors Standards of Business Conduct. In addition, directors must avoid any conflict between their own interests and the interests of the Corporation in dealing with suppliers, customers, and other third parties, and in the conduct of their personal affairs.

(c) Transactions Affecting Director Independence. Without the prior approval of a majority of disinterested members of the full Board, and, if required by the listing standards, the Audit Committee, the Corporation will not make significant charitable contributions to organizations in which a director or a family member of the director is affiliated, enter into consulting contracts with (or otherwise provide indirect forms of compensation to) a director, or enter into any relationships or transactions (other than service as a director and Board committee member) between the Corporation and the director (or any business or nonprofit entity or organization in which the director is a general partner, controlling shareholder, officer, manager, or trustee, or materially financially interested). Notwithstanding the foregoing, to the extent required to comply with SEC rules, no member of the Audit Committee will be an affiliated person of the Corporation or receive any direct or indirect compensation from the Corporation other than for service as a director and on committees on which the individual serves.

(d) Orientation and Continuing Education. The Board is expected periodically to review appropriate policies and procedures for providing orientation sessions for newly elected or appointed directors, including background material on the Corporation, its business plans, legal affairs, and risk profile, and meetings with senior management, and recommending on an as-needed basis continuing director education programs for Board or committee members.

VII. SUCCESSION PLANNING.

(a) CEO Succession Planning. At least annually, the Board shall review a succession plan addressing the policies and principles for selecting a successor to the CEO, both in an emergency situation or retirement and in the ordinary course of business. The succession plan should include an assessment of the experience, performance, skills and planned career paths for possible successors to the CEO.

(b) Management Succession Planning. The CEO will review with the Board management succession and development plans for senior officers.

VIII. CEO EVALUATION AND EXECUTIVE COMPENSATION.

(a) Evaluating and Approving Compensation for the CEO. The Board acting through the Management Development and Compensation Committee, annually reviews and evaluates the performance of the CEO and the Corporation against the Corporation's goals and objectives and, acting through the independent directors, upon advice or with the assistance of the Management Development and Compensation Committee, approves the compensation and incentives of the CEO.

(b) Evaluating and Approving Compensation of Senior Officers. The Board, acting through the Management Development and Compensation Committee, has the responsibility to approve overall compensation policies applicable to senior officers.

IX. MANAGEMENT RESPONSIBILITY.

(a) Financial Reporting and Legal Compliance. While the Board has an oversight function, the Corporation's management has the primary responsibility for (i) preparing financial statements which accurately and fairly present the Corporation's financial results and condition, and (ii) maintaining systems, procedures and corporate culture which comply with legal and regulatory requirements and the ethical conduct of the Corporation's business.

(b) Corporate Communications. Management has the primary responsibility to establish policies concerning the Corporation's communications with investors, shareholders, the press, customers, suppliers and employees. The CEO and designated management speak for the Corporation. Inquiries from the press, shareholders, or others are referred to the CEO for response.

(c) Communication of Corporate Governance Guidelines and Charters. As required by the listing standards, management will assure that the Corporation's website includes a copy of these guidelines, copies of the charters of the Audit, Corporate Governance, and Management Development and Compensation Committees and, if applicable, other committees of the Board, and a copy of the Corporation's standards of business conduct. Management will also include in the Corporation's annual report to shareholders statements to the effect that this information is available on the Corporation's website and in print to any shareholder who requests it.

(d) Outside Directorships of Chief Executive Officer. The CEO's first obligation is to the Corporation but it is recognized that service on outside boards may be beneficial. The CEO will advise the Board, in advance of his/her desire to accept a position on another board. The Board, based on recommendation of the Corporate Governance Committee will decide if such a directorship is appropriate.

(e) Standards of Business Conduct. The Corporation maintains standards of business conduct which sets forth the Corporation's commitment to integrity and ethical behavior in all aspects of its business activity. The standards are applicable to all of the Corporation's directors, officers, and employees who are required to periodically verify their awareness of, and compliance with, the standards. The Business Conduct and Corporate Responsibility Committee has oversight responsibility for the standards.

X. EVALUATION OF BOARD PERFORMANCE.

The Board, acting through the Corporate Governance Committee, should conduct a self-evaluation at least annually to assess whether it is functioning effectively. The Corporate Governance Committee will periodically consider the mix of skills and experience that directors bring to the Board to assess whether the Board has the requisite experience and qualifications to perform its oversight function effectively.

Each committee of the Board shall conduct a self-evaluation at least annually and report the results to the Board. Each committee's evaluation must compare the performance of the committee with the requirements of its written charter.

XI. ELECTION OF DIRECTORS.

Any nominee in an uncontested election who receives a greater number of "against" votes than "for" votes shall promptly tender his or her resignation following certification of the vote. A contested election shall be an election for which (i) the Secretary of the Corporation receives a notice in compliance with the applicable requirements for shareholder nominations for director set forth in the Corporation's By-Laws and (ii) such proposed nomination has not been withdrawn by such shareholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the shareholders. The Corporate Governance Committee shall consider the resignation offer and shall recommend to the Board the action to be taken. Any director whose resignation is under consideration shall not participate in the Corporate Governance Committee recommendation regarding whether to accept the resignation. The Board shall take action within 90 days following certification of the vote, unless such action would cause the Corporation to fail to comply with any requirement of the New York Stock Exchange or any rule or regulation promulgated under the Securities Exchange Act of 1934, in which event the Corporation shall take action as promptly as is practicable while continuing to meet such requirements. The Board will promptly disclose its decision and the reasons therefore, in a Form 8-K furnished to the Securities and Exchange Commission.

HARRIS CORPORATION CORPORATE GOVERNANCE PRINCIPLES

Historical Perspective:

The "Responsibilities of Directors" evolved through discussions by the Board of Directors of Harris Corporation at a series of single-subject seminars, the first of which was held in 1960. It was formalized as a written document in 1965 and then updated in certain respects at meetings of the Board of Directors in 1972, 1977, and 1994.

The "Administration of the Board of Directors" derived from the "Board of Directors Guidelines" which was first approved by the Board of Directors in 1988 and revised in 1994.

The "Responsibilities and Administration of the Board of Directors" is a consolidation of the "Administration of the Board of Directors" and the "Responsibilities of Directors" guidelines by the Corporate Governance Committee of the Board of Directors in December 1997 and was approved by the Committee in February 1998.

The "Harris Corporation Corporate Governance Principles" evolved through discussions by the Corporate Governance Committee of the Board of Directors at the Committee's February 2001, February 2002, and June 2002 meetings and a discussion with the Board of Directors in April 2002. It was presented to the Board of Directors for approval and adopted by the Board at the June 28, 2002, meeting and was further amended by the Board of Directors on June 25, 2004, October 28, 2005, and February 23, 2007.

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